ENSCO


10011429

Notice of 2010 General Meeting of Shareholders

Letter to Shareholders

Proxy Statement

2009 Annual Report


Received SEC
Washington, DC 20549

In connection with the 2010 General Meeting of Shareholders, we have included under one cover the Letter to Shareholders, Notice of General Meeting of Shareholders, Proxy Statement and 2009 Annual Report on Form 10-K.

Ensco plc brings energy to the world as a global provider of offshore drilling services to the petroleum industry. With a fleet of ultra-deepwater semisubmersible and premium jackup drilling rigs, Ensco serves customers with high-quality equipment, a well-trained workforce and a strong record of safety and reliability. We are headquartered in London and are publicly traded on the New York Stock Exchange under the symbol ESV. To learn more about Ensco, please visit our website at www.enscoplc.com.

FINANCIAL HIGHLIGHTS	2005	2006	2007	2008	**2009**
(in millions of $, except per share amounts and percentages)					
Revenues	991	1,749	2,058	2,394	**1,946**
Net Income Attributable to Ensco	285	770	992	1,151	**779**
Cash Flow from Continuing Operations	337	923	1,211	1,125	**1,222**
Diluted Earnings Per Share	1.86	5.01	6.69	8.02	**5.48**
Working Capital	347	602	626	973	**1,168**
Total Assets	3,618	4,334	4,969	5,830	**6,747**
Long-Term Debt	475	309	291	274	**257**
Ensco Shareholders' Equity	2,540	3,216	3,752	4,677	**5,499**
Long-Term Debt-to-Total Capital	16%	9%	7%	6%	**4%**


2,540
3,216
3,752
4,677
5,499
2005
2006
2007
2008
2009
Ensco Shareholders' Equity
(in millions of $)

Dear Fellow Shareholders:

During 2009, our industry faced several challenges—namely declining day rates and rig utilization—prompted by sharply lower oil and natural gas prices caused by weakness in the global economy. Earnings per share declined 32% to $5.48 in 2009 from the record results we achieved in 2008 when commodity prices reached peak levels.

Despite these difficult market conditions, I am pleased to report that Ensco is a stronger company today because we maintained our focus on our major strategic goals: ultra-deepwater fleet expansion, an incident-free workplace, operational excellence, and disciplined capital management.

Major Accomplishments

By concentrating on these key objectives, we achieved several major accomplishments:

- the first two ENSCO 8500 Series® ultra-deepwater semisubmersibles were delivered and successfully commenced drilling operations for our customers;
- we earned the best safety record in Ensco's history—surpassing the offshore industry averages, once again, for total recordable and lost-time incident rates;
- 31 offshore positions under our Competency Assurance Program were accredited by the International Association of Drilling Contractors (IADC);
- we received a #1 ranking from customers in three major categories in a recent independent survey evaluating offshore drillers;
- shareholders' equity grew to a new record; and
- we further strengthened our balance sheet by increasing liquidity and reducing our leverage ratio to record levels.

These are important achievements for our Company. I am extraordinarily proud of our employees for their dedication, hard work and loyalty to our customers.

In addition to these accomplishments, Ensco successfully redomesticated in December 2009 after shareholders overwhelmingly approved our plan to move the parent company legal domicile from Delaware to the UK. Re-domiciling to the UK was a pivotal event in Ensco's history that we anticipate will deliver many benefits to customers, employees, shareholders and the Company overall. To commemorate the opening of our new global headquarters in London, we recently changed our Company name to Ensco plc.

Ultra-Deepwater Expansion

ENSCO 7500, the first ultra-deepwater semisubmersible in our fleet delivered in 2000, commenced drilling operations in Australia during April 2009 after mobilizing from the U.S. Gulf of Mexico. The rig is earning a Company-record day rate of approximately $550,000.

In 2005, we initiated our ultra-deepwater expansion plan after signing a four-year drilling contract with customers for ENSCO 8500. Over the next several years, we committed to building a total of seven ENSCO 8500 Series® rigs, an enhanced design that can drill in up to 8,500' of water.

The proprietary design for the ENSCO 8500 Series® was developed with extensive input from customers. The goal was to build a dynamically-positioned semisubmersible capable of drilling in the vast majority of ultra-deepwater fields around the world in a cost-effective manner.

The design includes a 35,000' nominal rated drilling depth, two million pounds of hoisting capacity, 8,000 tons of variable deck load and an open layout well-suited for subsea completion activities.

All seven rigs in the series have a uniform design, which streamlines construction, operational functionality, training, repairs, spare part requirements and maintenance. The design also provides flexibility for customer-specific enhancements. In particular, the 8500 Series may be modified to drill and complete wells in water depths up to 10,000'.

In 2009, our deepwater expansion strategy became a reality.

ENSCO 8500, the first rig in the series, commenced drilling operations in June in the U.S. Gulf of Mexico under a four-year contract. By year end, our customer Anadarko Petroleum had announced its major Lucius discovery. The discovery well was drilled by ENSCO 8500 to a total depth of about 20,000 feet in approximately 7,100 feet of water.

ENSCO 8501, the second ultra-deepwater semisubmersible in the 8500 Series, commenced operations in October in the U.S. Gulf of Mexico under a three-and-one-half-year contract. It will be joined in third quarter 2010 by ENSCO 8502 at a contracted day rate of $480,000. Four additional 8500 Series rigs are under construction in Singapore and are scheduled for delivery through 2012.

In total, we have committed more than $3 billion to construct the seven new ultra-deepwater rigs. More than $2 billion has already been invested and approximately $1 billion more will be devoted to the program.

Four of the seven 8500 Series rigs have long-term contracts that will produce a sizable stream of revenue. We expect that the final three rigs in the series will be delivered as scheduled and secure long-term contracts ahead of their completion dates given the large number of deepwater discoveries over the past few years.

Revenue from the new ultra-deepwater rigs is rapidly increasing and the remaining capital commitment continues to decline. This will be very positive for free cash flows going forward.

Premium Jackup Fleet

Ensco has the second-largest fleet of premium jackups in the world with 40 rigs. Our rig managers, offshore crews, shore-based employees and marketing professionals did an exemplary job contracting our jackups under challenging conditions in 2009.

To achieve the best financial results in an environment of declining customer demand, we strategically drove utilization, including non-drilling accommodation assignments. While these contracts often earn lower day rates, we were able to maintain attractive operating margins by lowering operating expenses for this less complicated work. Also, when long-term contracts were unavailable, we sought short-term work that some competitors declined to pursue. Often, we were able to sequence short-term assignments with multiple customers to keep our crews and our rigs working. To do so, we expanded our customer base and entered new markets—both of which have made us a stronger company.

Given the high quality of our fleet and utilization strategy, we cold stacked just two jackups in 2009. Conversely, some competitors opted to cold stack large numbers of their jackup rigs. For Ensco, jackup rig utilization bottomed in third quarter 2009 at 61%. We improved significantly in the fourth quarter, however, by increasing utilization to 72%.

We have a long history of high-grading our fleet by investing in newer equipment and divesting older assets. Over the past five years, Ensco has invested more than $800 million to add new premium jackups and upgrade the existing fleet. In addition, we maintained a disciplined repair and maintenance schedule to minimize unplanned downtime.

In terms of divestitures, ENSCO 50 and ENSCO 51, both built in the early-1980s, were sold in first quarter 2010 for a combined $95 million, well above their total net book value of $68 million. Monetizing these rigs provides Ensco added flexibility to potentially acquire new premium jackups, while continuing to invest in our growing fleet of ultra-deepwater semisubmersibles.

ENSCO 69, a jackup rig in Venezuela, was seized during the year and has been reclassified as discontinued operations. Significant payments have been received for past-due amounts under the drilling contracts.

Our premium jackup fleet is the cornerstone of our Company and we are committed to being an ongoing leader in this business. The jackup fleet funded the growth of our ultra-deepwater fleet and it is an integral part of our hybrid offshore drilling strategy.

Safety and Operational Excellence

Ensco has a very strong safety record. For the past five years, we have outperformed the offshore industry average for total recordable incident rates and, as a Company, we have reduced our total recordable incident rate by more than half since 2003. We improved our lost-time incident rate even further—more than 80%—over the same period.

In 2009, we achieved our best safety record ever by recording the lowest incident rates in our history. The severity of our incidents has also exhibited a similar reduction. We were also gratified to see that the drilling sector as a whole showed significant improvement in 2009, as reflected in IADC statistics.

Dedication to safety is the right thing to do. It is also the smart thing to do given the inherent connection between safety, operational excellence and customer satisfaction.

Safety, one of our core values, is a key motivator behind a dedicated workforce. By remaining vigilant toward our goal of achieving an incident-free workplace, we are able to recruit and retain a high-caliber workforce. Best-in-class offshore workers dedicated to safety not only operate rigs with fewer incidents—they also operate rigs that are more efficient with less downtime. This, in turn, translates into more satisfied customers.

Competency Assurance Program Accredited by IADC

Our commitment to safety and operational excellence is supported by our commitment to training. We have made significant investments in our employee development programs to continuously improve safety, operational efficiency and reliability.

In 2009, we earned IADC accreditation for our Competency Assurance Program (CAP) covering 31 offshore positions—more than any other drilling contractor. Accreditation by the IADC underscores our strong commitment to the ongoing development of our employees and we expect our investments in training and development will yield significant benefits well into the future.

Ensco achieved IADC accreditation by defining policies and procedures, and then instituting systems to ensure that continuous development, monitoring and compliance are maintained worldwide.

#1 Rankings in Independent Customer Satisfaction Survey

I am also pleased to report that Ensco received very high marks in a recent independent customer satisfaction survey conducted by EnergyPoint Research. We received the #1 ranking for Performance & Reliability and Technology among offshore drillers. In addition, our Asia & Pacific Rim operations ranked #1 overall for the region.

We are proud of the recognition and gratified that customers value the investments we have made both in our fleet and our people, as highlighted by these impressive scores.

Balance Sheet

As of December 31, 2009, we had $1.1 billion of cash on our balance sheet, $5.5 billion of shareholders' equity and a long-term debt-to-capital ratio of just four percent. All three are records for our Company.

We strengthened our balance sheet in light of the challenges in the global economy and our sector. As economic and energy market conditions improve, credit markets stabilize and our ultra-deepwater capital commitments decline, we intend to evaluate additional investment opportunities. If we cannot identify attractive investments, we will explore alternatives to return capital to shareholders. As always, capital allocation options will be carefully reviewed with our board of directors for consideration and approval.

UK Redomestication

Last December, we redomesticated to the UK—a pivotal event in Ensco's history. The move will give us better executive management oversight of our international operations from new headquarters in London, improved access to customers, heightened awareness of our worldwide business and a global effective tax rate comparable to that of our European-based competitors. For example, we anticipate Ensco's 2010 effective tax rate will be approximately 16%-17%. Redomestication also will provide Ensco increased capital management flexibility.

In a nutshell, we anticipate our move to the UK will provide very meaningful and tangible long-term benefits to the Company and our shareholders.

Summary

While we did not achieve some of the aggressive financial targets we established at the beginning of 2009 due to the adverse market and economic conditions faced by our industry, I am extraordinarily pleased by our major accomplishments. Our first two ENSCO 8500 Series® rigs successfully commenced operations and we are on schedule for the delivery of our remaining rigs under construction. Our investments in safety and training have produced excellent results as evidenced by our 2009 safety record, IADC accreditation and high marks for customer satisfaction. And we have maintained a strong balance sheet that gives us significant capital management flexibility, which will be further enhanced by our redomestication to the UK.

In 2010, we anticipate average day rates will continue to decline as higher rates from expiring long-term contracts are adjusted to prevailing market rates, which have been influenced, in part, by an increasing supply of offshore drilling rigs.

Commodity prices have risen, however, and we have seen an increase in customer demand that has led to improved utilization. These are necessary first steps to achieving higher day rates in the future.

We have an experienced management team that is fully prepared to face the challenges in our industry and an outstanding board of directors that continues to give us wise counsel as we navigate through various market cycles.

David Carmichael, who has served as one of our directors since 2001, will be retiring from our board this year after he completes his current term. We thank David for his many years of dedication and commitment to our shareholders and we wish him the very best.

We thank you for your ongoing support and will continue to work diligently on your behalf.

Sincerely,



Daniel W. Rabun
Chairman, President and CEO
March 31, 2010



Ensco plc
6 Chesterfield Gardens
London, W1J 5BQ
Phone: +44 (0) 20 7659 4660
www.enscoplc.com

NOTICE OF GENERAL MEETING OF SHAREHOLDERS
To Be Held On 25 May 2010

The General Meeting of Shareholders of Ensco plc (the "Meeting") will be held at the Intercontinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom, at 09:00 GMT (04:00 EDT), on Tuesday, 25 May 2010 to consider and vote on the following resolutions:

1. To elect Thomas L. Kelly II as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.
2. To elect Rita M. Rodriguez as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.
3. To ratify the Audit Committee's appointment of KPMG LLP as our U.S. independent registered public accounting firm for 2010.
4. To ratify the appointment of KPMG Audit Plc as our statutory auditors under Companies Act 2006 (to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company) and to ratify that the Audit Committee is authorized to determine our statutory auditors' remuneration.
5. To re-approve the Ensco 2005 Cash Incentive Plan, including the material terms of the performance goals therein for purposes of Section 162(m) of the Internal Revenue Code.

All resolutions will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each resolution will be approved if a majority of the votes cast for or against a resolution are cast in favor of the resolution.

Shareholders of record as of the close of business in London on 1 April 2010 are entitled to receive notice of, attend and vote at the Meeting or any adjournment of the Meeting. A list of all shareholders of record entitled to vote at the Meeting is on file at our executive offices, 6 Chesterfield Gardens, London, W1J 5BQ, United Kingdom, and will be available for inspection at the Meeting. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the Meeting. In accordance with provisions in the Companies Act 2006 and in accordance with our Articles of Association, a shareholder of record is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Meeting and to appoint more than one proxy in relation to the Meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her). Such proxy need not be a shareholder of record.

In accordance with the rules of the Securities and Exchange Commission that allow companies to furnish their proxy materials over the Internet, we are mailing a Notice of Internet Availability of Proxy Materials instead of a paper copy of our Proxy Statement and our 2009 Annual Report to holders of record of our American depositary shares and shareholders. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents and vote over the Internet.

The Notice of Internet Availability of Proxy Materials also contains instructions on how to request a paper copy of our proxy materials, including our Proxy Statement, our 2009 Annual Report and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice of Internet Availability of Proxy Materials will receive the proxy materials via mail or e-mail. We believe this process will allow us to provide our shareholders the information they need in a more timely manner, while lowering the costs of printing and delivering the proxy materials.

If you received a proxy card or voting instruction card by mail, you may vote by completing, signing, dating and returning your proxy card or voting instruction card in the envelope provided. Anyone other than the sole shareholder of record may also vote by telephone at 1-800-690-6903 or via the Internet at www.proxyvote.com by following the instructions shown on the proxy card or voting instruction card. Any shareholder of record attending the Meeting may vote in person. If you have returned a proxy card or voting instruction card or otherwise voted, you may revoke prior instructions and cast your vote by following the procedures described in the Proxy Statement.

For holders of record of our American depositary shares and most "street name" shareholders, a proxy card or voting instruction card must be received by the depositary by 23:59 EDT on 18 May 2010.

By Order of the Board of Directors,



Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary

5 April 2010

YOUR VOTE IS IMPORTANT. FOR SPECIFIC INSTRUCTIONS ON VOTING, PLEASE REFER TO THE INSTRUCTIONS INCLUDED WITH THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR THE PROXY CARD OR VOTING INSTRUCTION CARD INCLUDED WITH THE PROXY MATERIALS.

TABLE OF CONTENTS

PROXY STATEMENT FOR THE GENERAL MEETING OF SHAREHOLDERS OF ENSCO PLC TO BE HELD ON TUESDAY, 25 MAY 2010

This Proxy Statement, the 2009 Annual Report to Shareholders of Ensco plc ("Ensco" or the "Company") and a proxy card or voting instruction card are first being sent or distributed to shareholders on or about 9 April 2010. Our Board of Directors ("Board") is soliciting your proxy or voting instructions to vote your shares at the General Meeting of Shareholders to be held at the Intercontinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom, on Tuesday, 25 May 2010 at 09:00 GMT (04:00 EDT) (the "Meeting"), and any adjourned sessions of the Meeting. Our Board is soliciting your proxy or voting instructions to give all shareholders entitled to vote the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides information on these matters to assist you in voting your shares.

On 23 December 2009, we completed the reorganization of the corporate structure of the group of companies controlled by our predecessor, ENSCO International Incorporated ("Ensco Delaware"), pursuant to which an indirect, wholly-owned subsidiary merged with Ensco Delaware, and Ensco plc became our publicly-held parent company. We refer to this transaction as the redomestication. In connection with the redomestication, each issued and outstanding share of common stock of Ensco Delaware was converted into the right to receive one American depositary share, each representing one Class A ordinary share, par value U.S. $0.10 per share, of Ensco plc. Unless the context indicates otherwise, in this Proxy Statement we refer to an American depositary share as an "ADS" or a "share." The ADSs were issued pursuant to a deposit agreement with Citibank, N.A., acting as depositary of our Class A ordinary shares and, as of the date of this Proxy Statement, the sole shareholder of record of Ensco plc. Our ADSs trade on the New York Stock Exchange under the symbol "ESV," the symbol for Ensco Delaware common stock before the redomestication.

ABOUT THE MEETING

Who is qualified to vote?

You are qualified to receive notice of, attend and vote at the Meeting if you owned Class A ordinary shares at the close of business in London on 1 April 2010, our record date for the Meeting. If you own ADSs representing Class A ordinary shares at the close of business in New York City on such date, whether directly or in "street name," as described below, you are entitled to instruct the depositary for our ADSs on how to vote the Class A ordinary shares represented by your ADSs, which for purposes of this Proxy Statement we refer to as voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By completing and returning the proxy card or voting instruction card included with the proxy materials or otherwise voting in accordance with the instructions provided in this Proxy Statement, you are giving, or instructing the depositary to give, the persons designated by our Board and identified on the proxy card the authority to vote your shares in the manner you indicate. A shareholder of record may appoint any person as his or her proxy in accordance with the Companies Act 2006 and our Articles of Association.

How many shares may vote at the Meeting?

As of 1 April 2010, there were 142,513,347 Class A ordinary shares (represented by ADSs) in issue and entitled to vote. Each Class A ordinary share is entitled to one vote on each resolution proposed at the Meeting.

What is the difference between a "shareholder of record," a "holder of record of ADSs" and a "street name" holder?

These terms describe how your shares are held. Holders of Class A ordinary shares registered directly in the holder's name with Computershare Investor Services, our share registrar, are referred to as "shareholders of record." Citibank, as the depositary (or its nominee), is the registered holder of all outstanding Class A ordinary shares as of the date of this Proxy Statement.

As described above, Citibank has issued ADSs, each representing one Class A ordinary share, pursuant to the terms and conditions of the deposit agreement among Citibank, the Company and the holders of ADSs. If you hold your ADSs directly and your name appears on the register of the depositary, you are referred to as a "holder of record of ADSs," and Citibank will, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement and our Articles of Association, vote Class A ordinary shares underlying your ADSs in accordance with your voting instructions.

If your shares are held in the name of a broker, bank, trust or other nominee as a custodian, you are a "street name" holder. Almost all shareholders are "street name" holders.

What are my choices when voting?

With respect to each resolution, you may cast your vote in favor of or against the resolution, or you may elect to abstain from voting your shares.

As a result of the redomestication, we now have majority voting for election of directors in all elections. Under our Articles of Association, when a quorum is present, a nominee seeking election to a directorship shall be elected if a majority of the votes cast for or against are cast in favor of the resolution to elect the director. In determining the number of votes cast in respect of any resolution, shares that abstain from voting or not voted will not be treated as votes cast. You may cast your vote for or against Resolutions 1-5 or abstain from voting your shares on one or more of these resolutions.

What are our Board's recommendations on how I should vote my shares?

Our Board recommends that you vote your shares as follows:

Resolution 1—**FOR** the election of Thomas L. Kelly II as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.

Resolution 2—**FOR** the election of Rita M. Rodriguez as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.

Resolution 3—**FOR** the ratification of the Audit Committee's appointment of KPMG LLP as our U.S. independent registered public accounting firm for 2010.

Resolution 4—**FOR** the ratification of the appointment of KPMG Audit Plc as our statutory auditors under Companies Act 2006 (to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company) and ratification that the Audit Committee is authorized to determine our statutory auditors' remuneration.

Resolution 5—**FOR** re-approval of the Ensco 2005 Cash Incentive Plan, including the material terms of the performance goals for purposes of Section 162(m) of the Internal Revenue Code.

How will my shares be voted if I do not specify how they should be voted?

If you sign and return your proxy card or voting instruction card appointing the persons designated by the Board as your proxies without indicating how you want your shares to be voted, your shares will be voted as follows:

Resolution 1—**FOR** the election of Thomas L. Kelly II as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.

Resolution 2—**FOR** the election of Rita M. Rodriguez as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.

Resolution 3—**FOR** the ratification of the Audit Committee's appointment of KPMG LLP as our U.S. independent registered public accounting firm for 2010.

Resolution 4—**FOR** the ratification of the appointment of KPMG Audit Plc as our statutory auditors under Companies Act 2006 (to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company) and the ratification that the Audit Committee is authorized to determine our statutory auditors' remuneration.

Resolution 5—**FOR** re-approval of the Ensco 2005 Cash Incentive Plan, including the material terms of the performance goals for purposes of Section 162(m) of the Internal Revenue Code.

How are abstentions and broker non-votes treated? How will they be counted for quorum purposes?

In determining the number of votes cast, shares abstaining from voting or not voted on a resolution will not be treated as votes cast. However, abstentions and broker non-votes will be deemed as "present" at the Meeting and counted for quorum purposes, but will have no effect on any of the resolutions. For purposes of the Meeting, the shareholders present in person or by proxy who represent at least a majority of our Class A ordinary shares (represented by ADSs) entitled to vote at the Meeting will constitute a quorum.

If a broker holds your shares, you may have received a Notice of Internet Availability of Proxy Materials, proxy materials via e-mail or this Proxy Statement together with a voting instruction card from your broker. It is important that you vote your shares as instructed.

Rules of the New York Stock Exchange ("NYSE") determine whether resolutions presented at shareholder meetings are "discretionary" or "non-discretionary" with respect to broker voting. If a resolution is discretionary, a broker may vote on the resolution without voting instructions from the owner. Under the rules of the NYSE, the resolutions to ratify the appointment of KPMG LLP as our U.S. independent registered public accounting firm for 2010 and to ratify the appointment of KPMG Audit Plc as our statutory auditors under Companies Act 2006 are considered "discretionary." This means that brokers may vote on these matters in their discretion on behalf of beneficial owners who have not voted their shares.

However, all other resolutions, including the resolutions to elect directors and re-approve the Ensco 2005 Cash Incentive Plan, are considered non-routine matters that are considered "non-discretionary" under the NYSE rules governing broker votes. With respect to these resolutions, your broker must receive voting instructions from you, as it does not have discretionary voting power.

What vote is required to approve each resolution?

All resolutions will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each resolution will be approved if a majority of the votes cast for or against are cast in favor of the resolution.

Who will count the votes?

Broadridge Financial Solutions, Inc. will count the votes and submit them to our inspectors of election. The inspectors of election will be present at the Meeting.

Who pays the cost of this proxy solicitation?

We pay the costs of soliciting proxies. Upon request, we will reimburse brokers, banks, trusts and other nominees for reasonable expenses incurred by them in forwarding the proxy materials to owners of shares.

Is this Proxy Statement the only way that proxies are being solicited?

In addition to distributing these proxy materials, a third-party proxy solicitation firm may be hired to solicit proxies and certain of our directors, officers or employees may solicit proxies by telephone, facsimile, e-mail or personal contact. Only a third-party proxy solicitation firm will be compensated.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are following the Securities and Exchange Commission ("SEC") rules that allow companies to furnish their proxy materials over the Internet. Accordingly, we have sent a Notice of Internet Availability of Proxy Materials to most of our shareholders. Instructions on how to access the proxy materials and vote over the Internet may be found in that Notice.

Why didn't I receive a notice in the mail regarding the Internet availability of proxy materials?

In respect of holders of record of ADSs and street name holders, if you elected to receive proxy materials by mail or e-mail for any of your holdings in the past, you were automatically enrolled using the same process for all of your holdings this year. If you would like to change the method of delivery, please follow the instructions shown below under "Can I choose the method in which I receive future proxy materials?".

Why did I receive more than one proxy card or voting instruction card?

You may receive multiple proxy cards or voting instruction cards if you hold shares in different ways (e.g., joint tenancy, trusts, custodial accounts) or in multiple accounts. You should vote on and sign each proxy card or voting instruction card you receive.

How can I access the proxy materials over the Internet?

Pursuant to rules adopted by the SEC, we provide shareholders access to our proxy materials for the Meeting over the Internet. The proxy materials for the 2010 Meeting are available at www.proxyvote.com. To access these materials and to vote, follow the instructions shown on the proxy card, voting instruction card or Notice of Internet Availability of Proxy Materials.

Can I get paper copies of the proxy materials?

You may request paper copies of the proxy materials, including our 2009 Annual Report, by calling 1-800-579-1639 or e-mailing sendmaterial@proxyvote.com. You also may request paper copies when prompted at www.proxyvote.com.

Can I choose the method in which I receive future proxy materials?

There are three methods in which holders of record of ADSs and "street name" shareholders may receive future proxy materials or notice thereof:

- Notice and Access—Currently, the Company furnishes proxy materials over the Internet and mails a Notice of Internet Availability of Proxy Materials to most shareholders.

- E-mail—If you would like to have earlier access to future proxy materials and reduce the costs incurred in printing and delivering the proxy materials, you can instruct us to send all future proxy materials to you via e-mail. If you request future proxy materials via e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials via e-mail will remain in effect until you terminate it. If you wish to receive all future materials electronically, please visit www.investordelivery.com to enroll or, if voting electronically at www.proxyvote.com, follow the instructions to enroll for electronic delivery after you vote.
- Mail—You may request distribution of paper copies of future proxy materials by mail by calling 1-800-579-1639 or e-mailing sendmaterial@proxyvote.com. If voting electronically at www.proxyvote.com, follow the instructions to enroll for paper copies by mail after you vote.

Shareholders of record will only receive paper copies of our proxy materials.

How do I vote my shares?

If you are a "shareholder of record" of our Class A ordinary shares, you may vote your shares in person at the Meeting (any resolution put to vote at a general meeting shall be decided on a poll) or, in accordance with provisions in the Companies Act 2006 and in accordance with our Articles of Association, you are entitled to appoint another person as your proxy to exercise all or any of your rights to attend and to speak and vote at the Meeting and to appoint more than one proxy in relation to the Meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you). Such proxy need not be a shareholder of record.

If you are a "holder of record of ADSs," your name will appear on the register of Citibank as the Depositary, and Citibank (or its nominee), as the registered holder of the Class A ordinary shares underlying your ADSs, will, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement and our Articles of Association, vote the Class A ordinary shares underlying your ADSs in accordance with your voting instructions.

If you want the depositary to vote your shares at the Meeting, you may provide your voting instructions to the depositary via the Internet, by telephone or by sending in a completed voting instruction card, as described on the voting instruction card:

- via the Internet at www.proxyvote.com;
- by telephone by calling 1-800-690-6903; or
- if you received a paper copy, by mailing in the proxy card sent to you by the depositary.

Voting instructions must be received by the depositary by 23:59 EDT on 18 May 2010 (the "ADS voting cutoff time").

If the depositary timely receives voting instructions that fail to specify the manner in which the depositary is to vote the Class A ordinary shares represented by ADSs, the depositary will vote in favor of the items set forth in such voting instructions. Class A ordinary shares represented by ADSs for which no timely voting instructions are received by the depositary will not be voted.

If you wish to attend the Meeting in person, representatives of the depositary will be present at the Meeting to verify your right to attend, but you may not speak or vote at the Meeting unless you hold a valid proxy from the depositary. Please bring the proxy and proof of your identity to the Meeting.

If you are a "street name" holder, your broker, bank, trust or other nominee will arrange to provide materials and instructions for voting your ADSs. If you wish to attend the Meeting, you will need to bring evidence of your share ownership in the form of a currently-dated letter from your broker, bank, trust or other nominee and proof of your identity. On verification of such evidence, you will be admitted to the Meeting, but may not speak or vote at the Meeting unless you hold a valid proxy from the depositary.

If you are a current or former Ensco employee who holds shares in the Ensco Savings Plan, you will receive voting instructions from the trustee of the plan for shares allocated to your account. If you fail to give voting instructions to the trustee, your shares will be voted by the trustee in the same proportion and direction as shares held by the trustee for which voting instructions were received. To allow sufficient time for voting by the trustee and administrator of the Ensco Savings Plan, your voting instructions for shares held in the plan must be received by 23:59 (EDT) on 16 May 2010.

Can I vote my shares by completing and returning the Notice of Internet Availability of Proxy Materials?

No, the Notice of Internet Availability of Proxy Materials will instruct you on how to vote.

Can I vote my shares in person at the Meeting?

If you are a "shareholder of record" of our Class A ordinary shares, you may speak and vote your shares in person at the Meeting.

If you are a holder of record of ADSs, you must obtain a proxy from the depositary for the ADSs, giving you the right to speak and vote the shares at the Meeting.

If you hold ADSs in "street name," your broker, bank, trust or other nominee must obtain a proxy from the depositary giving you the right to speak and vote the shares at the Meeting.

Can I change my vote?

If you are a shareholder of record, you may revoke your proxy or otherwise change your vote by doing one of the following:

- sending a written notice of revocation to our Secretary that must be received prior to the Meeting, stating that you revoke your proxy;
- signing and submitting a proxy card that is the last validly delivered or received proxy card prior to the time for holding the Meeting in accordance with the instructions included in the proxy card; or
- attending the Meeting and voting your shares in person.

If you are a holder of record of ADSs, you may revoke your voting instructions or otherwise change your vote by doing one of the following:

- sending a written notice of revocation to the depositary that must be received before the ADS voting cutoff time, stating that you revoke your proxy;
- signing and submitting a later-dated voting instruction card that must be received by the depositary before the ADS voting cutoff time in accordance with the instructions included in the voting instruction card; or
- if you voted electronically, by returning to www.proxyvote.com and changing your vote before the ADS voting cutoff time. Follow the same voting process, and your original vote will be superseded.

If you are a beneficial owner of our shares and a broker or other nominee holds your shares, you can revoke your voting instructions or otherwise change your vote by following the instructions provided by your broker or other nominee.

If you have any further questions about voting your shares or attending the Meeting, please contact our Investor Relations Department at (214) 397-3000.

OWNERSHIP OF VOTING SECURITIES

The following tables show amounts and percentages of our shares owned beneficially as of 31 March 2010 by (i) each person or group known by us to beneficially own more than 5% of our outstanding Class A ordinary shares (the only class of voting securities outstanding); (ii) each of our directors and director nominees, including employee directors; (iii) our Chief Executive Officer, our Chief Financial Officer and our three other most highly-compensated executive officers identified in the 2009 Summary Compensation Table (the "Named Executive Officers"); and (iv) all of our current directors and executive officers as a group.

Beneficial Ownership Table

Name of Beneficial Owner	Beneficial Ownership[1] Amount	Beneficial Ownership[1] Percentage
FMR, LLC 82 Devonshire Street Boston, MA 02109	14,394,529[2]	10.10
Executive Officers, Directors and Director Nominees:		
Daniel W. Rabun Chairman, President and Chief Executive Officer	327,252[3]	—[8]
William S. Chadwick, Jr. Executive Vice President and Chief Operating Officer	197,193[3][4]	—[8]
Patrick Carey Lowe Senior Vice President	58,317[3]	—[8]
John Mark Burns Senior Vice President	73,809[3][4]	—[8]
James W. Swent III Senior Vice President—Chief Financial Officer	119,704[3]	—[8]
Thomas L. Kelly II Director and Director Nominee	45,719[5]	—[8]
Paul E. Rowsey, III Director	37,731[5]	—[8]
Gerald W. Haddock Director	29,903[5][6]	—[8]
Rita M. Rodriguez Director and Director Nominee	23,982[5]	—[8]
David M. Carmichael Director	21,320[5]	—[8]
C. Christopher Gaut Director	20,570[5]	—[8]
Keith O. Rattie Director	13,449[5][6]	—[8]
J. Roderick Clark Director	10,320[5]	—[8]
All Directors and executive officers as a Group (19 persons, including those named above)	1,146,057[7]	—[8]

(1) As of 31 March 2010, there were 142,513,347 shares outstanding. Unless otherwise indicated, each person or group has sole voting and dispositive power with respect to all shares.

(2) Based on the Schedule 13G filed on 11 March 2010, FMR, LLC and/or certain related parties described in the Schedule 13G may be deemed to be the beneficial owners of 14,394,529 shares as of 31 December 2009, for which they have sole voting power for 621,821 shares.

(3) Includes shares immediately issuable upon exercise of stock options as of 31 March 2010 and shares issuable upon exercise of stock options that vest within 60 days of 31 March 2010, and unvested shares of restricted stock that vest at an annual rate as follows:

	Options	Restricted Stock	
		Number of Shares	**Annual Vesting**
Daniel W. Rabun	137,500	5,000	5,000
		30,000	5,000
		24,999	8,333
		61,332	15,333
		27,030	9,010
		148,361	
William S. Chadwick, Jr.	56,875	16,000	4,000
		1,750	1,750
		6,378	1,063
		7,666	3,833
		9,999	3,333
		26,668	6,667
		18,333	6,111
		86,794	
Patrick Carey Lowe	—	15,600	3,900
		9,849	3,283
		30,000	15,000
		55,449	
John Mark Burns	—	35,468	8,867
		9,849	3,283
		20,000	10,000
		65,317	
James W. Swent III	36,250	20,000	5,000
		1,500	1,500
		4,666	2,333
		8,001	2,667
		18,668	4,667
		9,849	3,283
		6,000	3,000
		68,684	

(4) Also includes the following shares held indirectly under the Ensco Savings Plan and the Ensco Supplemental Executive Retirement Plan or the 2005 Ensco Supplemental Executive Retirement Plan (both collectively referred to below as the "SERP"), which are described below in "Compensation Discussion and Analysis":

	Ensco Savings Plan	SERP
William S. Chadwick, Jr.	9	2
John Mark Burns	973	997

(5) Includes shares immediately issuable upon exercise of stock options (all outstanding non-employee director stock options fully vested upon grant) as follows:

	Options	Restricted Stock	
		Number of Shares	Annual Vesting
Thomas L. Kelly II	9,000	150	150
		600	300
		900	300
		2,400	600
		5,570	1,114
		9,620	
Paul E. Rowsey, III	12,000	150	150
		600	300
		900	300
		2,400	600
		5,570	1,114
		9,620	
Gerald W. Haddock	9,000	150	150
		600	300
		900	300
		2,400	600
		5,570	1,114
		9,620	
Rita M. Rodriguez	12,000	150	150
		600	300
		900	300
		2,400	600
		5,570	1,114
		9,620	
David M. Carmichael	9,000	150	150
		600	300
		900	300
		2,400	600
		5,570	1,114
		9,620	
C. Christopher Gaut	—	4,000	1,000
		5,570	1,114
		9,570	
Keith O. Rattie	—	4,000	1,000
		5,570	1,114
		9,570	
J. Roderick Clark	—	4,000	1,000
		5,570	1,114
		9,570	

(6) Also includes the following shares held indirectly under the Non-Employee Director Deferred Compensation Plan, which is described below in "Compensation Discussion and Analysis":

Gerald W. Haddock	8,583
Keith O. Rattie	1,379

(7) Denotes all shares owned by our executive officers and directors and members of their immediate family sharing the same household, including 615,988 unvested shares of restricted stock, 325,165 shares issuable upon exercise of stock options and 13,268 shares held indirectly under the Ensco Savings Plan, SERP and Non-Employee Director Deferred Compensation Plan.

(8) Ownership is less than 1% of our shares outstanding.

RESOLUTIONS 1 & 2

1. TO ELECT THOMAS L. KELLY II AS A CLASS II DIRECTOR OF ENSCO PLC FOR A TERM TO EXPIRE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2013.

2. TO ELECT RITA M. RODRIGUEZ AS A CLASS II DIRECTOR OF ENSCO PLC FOR A TERM TO EXPIRE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2013.

Our Articles of Association provide that our Board is divided, or "classified", as respects the period of time our directors individually hold office. Our Board is divided into three classes (Classes I, II and III) each consisting of, as nearly as possible, one-third of the Board with each class of directors having a staggered three-year term. Our Articles of Association specify that our Board will be composed of not less than three nor more than fifteen directors. Due to the pending retirement of David M. Carmichael, currently a Class II Director, which will be effective immediately before the meeting is called to order, our Board has resolved to reduce its size to eight members following his resignation and, in any event, immediately prior to the Meeting being called to order, with three directors each in Class I and Class III and two directors in Class II.

The current term for our Class II Directors will expire at the Meeting. The current term for our Class III Directors will expire at the 2011 Annual General Meeting of Shareholders, and the current term for our Class I Directors will expire at the 2012 Annual General Meeting of Shareholders.

Two persons have been nominated by our Board for election to three-year terms as Class II Directors at the Meeting, both of whom are incumbent Class II Directors.

As a result of the redomestication, we now have majority voting for election of directors in all elections. Under our Articles of Association, when a quorum is present, a nominee seeking election to a directorship shall be elected if a majority of the votes cast for or against are cast in favor of the resolution to elect the director nominee. In determining the number of votes cast, shares that abstain from voting or not voted will not be treated as votes cast. You may cast your vote for or against Resolutions 1 or 2 or abstain from voting your shares on either or both of these resolutions.

Unless otherwise instructed, the persons designated as proxies will vote all proxies received FOR Resolutions 1 and 2.

Nominees

Class II Directors (For election to a term to expire at the annual general meeting of shareholders to be held in 2013)

Thomas L. Kelly II; age 51; General Partner of CHB Capital Partners

Mr. Kelly has been one of our directors since September 1987. He is a co-founder and has been a General Partner of CHB Capital Partners, a private equity fund that provides capital and expertise to closely-held businesses, since July 1994. Between 1984 and 1994, he served as a principal with private equity investment companies. Mr. Kelly holds Bachelor of Arts in Economics and Bachelor of Science in Administrative Science degrees from Yale University and a Masters of Business Administration degree from Harvard University. Mr. Kelly currently is Chairman of our Nominating, Governance and Compensation Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Kelly should serve as a director include his extensive experience as a general partner in a private equity fund, his considerable expertise in finance and investment activities, his private and public company board service in multiple industries, including the oilfield services industry, his experience in serving on audit, compensation and executive board committees, and his significant experience with the financial, investment and strategic aspects of corporate oversight.

Rita M. Rodriguez; age 67; Senior Fellow, Woodstock Theological Center at Georgetown University

Dr. Rodriguez has been one of our directors since August 2003. An international finance researcher and advisor who has authored numerous books and articles, Dr. Rodriguez has been a Fellow and Senior Fellow of the Woodstock Theological Center at Georgetown University since September 2002. Dr. Rodriguez was self-employed in the field of international finance from March 1999 to September 2002. She was a full-time member of the Board of Directors of the Export-Import Bank of the United States between 1982 and March 1999, a Professor of Finance at the University of Illinois at Chicago from 1978 to 1982 and an Assistant and Associate Professor of Business Administration at Harvard Business School from 1969 to 1978.

Dr. Rodriguez serves as a member of the Board of Directors of Affiliated Managers Group, Inc., Phillips-Van Heusen Corporation and Private Export Funding Corporation (a private sector company, which assists in the financing of U.S. exports through the mobilization of private capital). She is Chairperson of the Audit Committees of Affiliated Managers Group, Inc. and Private Export Funding Corporation and is a member of the Audit Committee of Phillips-Van Heusen Corporation. Dr. Rodriguez holds a Bachelor of Business Administration degree from the University of Puerto Rico, as well as Masters of Business Administration and Doctor of Philosophy degrees from the New York University Graduate School of Business. Dr. Rodriguez currently serves on our Audit Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Dr. Rodriguez should serve as a director include her extensive professional and academic experience and financial expertise, her practical and academic experience in international corporate finance, her role in policy making at a senior U.S. government level for 16 years as a Presidential appointee, her interest and experience in governance, ethics and corporate social responsibility, and her ten years of corporate board experience that includes service as a chairperson of several audit committees.

The Board of Directors recommends that shareholders vote "FOR" Resolution 1 to elect Thomas L. Kelly II as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013 and "FOR" Resolution 2 to elect Rita M. Rodriguez as a Class II Director of Ensco plc for a term to expire at the annual general meeting of shareholders to be held in 2013.

Class II Director (term to expire at the general meeting of shareholders to be held in 2010; not standing for re-election)

David M. Carmichael; age 70;

Mr. Carmichael has been one of our directors since May 2001. He has been a private investor since June 1996. Between 1994 and 1996, he served as Vice Chairman and Chairman of the Management Committee of KN Energy, Inc., which merged with American Oil & Gas Corporation during 1994. From 1985 until its merger with KN Energy, Inc., Mr. Carmichael served as Chairman, Chief Executive Officer and President of American

Oil & Gas Corporation. He formed CARCON Corporation during 1984, where he served as President and Chief Executive Officer until its merger into American Oil & Gas Corporation during 1986. From 1976 to 1984, Mr. Carmichael was Chairman and Chief Executive Officer of WellTech, Inc. He served in various senior management positions with Reading & Bates Corporation between 1965 and 1976. Mr. Carmichael is a director and Compensation Committee member of Cabot Oil & Gas Corporation and Natural Resource Partners L.P. He also serves on the Audit Committee of Natural Resource Partners L.P. Mr. Carmichael holds a Plan II Honors Degree from the School of Arts and Sciences at The University of Texas at Austin and a Juris Doctorate Degree from The University of Texas School of Law. Mr. Carmichael currently serves on our Nominating, Governance and Compensation Committee.

Pursuant to our Corporate Governance Policy, a director may not stand for re-election to the Board if he or she is 70 years old or older. Accordingly, Mr. Carmichael will retire from our Board upon completion of his current term.

Current Directors

Class III Directors (Term expires at the annual general meeting of shareholders to be held in 2011)

J. Roderick Clark; age 59; Former President and Chief Operating Officer of Baker Hughes Incorporated (Retired)

Mr. Clark has been one of our directors since May 2008. He served as President and Chief Operating Officer ("COO") of Baker Hughes Incorporated from February 2004 through January 2008. Before becoming President and COO, he served as Vice President, Marketing and Technology. Mr. Clark joined Baker Hughes Incorporated during 2001 as President of Baker Petrolite. He formerly served as President and Chief Executive Officer of Consolidated Equipment Companies Inc. He also formerly served as President of Sperry-Sun, a Halliburton company. Mr. Clark has held financial, operational and leadership positions with FMC Corporation, Schlumberger and Grace Energy Corporation. Mr. Clark serves as a member of the Board of Directors and Audit Committee of Teekay Corporation, as a member of the Board of Directors and Governance Committee of Kirby Corporation, as a member of the Board of Trustees of Dallas Theological Seminary and as a member of the Board of Trustees of the Center for Christian Growth (T Bar M Camps). He holds Bachelor of Arts and Masters of Business Administration degrees from the University of Texas. Mr. Clark currently serves on our Nominating, Governance and Compensation Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Clark should serve as a director include his thirty years of experience in the oilfield services industry serving global markets, his drilling industry experience, his service as an executive officer in a Fortune 500 company, his corporate governance, compliance and risk management experience, and his board and audit committee service for a public company engaged in tanker shipping operations.

Daniel W. Rabun; age 55; Chairman, President and Chief Executive Officer of the Company

Mr. Rabun has been one of our directors since March 2006, when he joined us as President. Mr. Rabun was appointed to serve as our Chief Executive Officer effective 1 January 2007 and elected Chairman of our Board on 22 May 2007. Before joining Ensco during 2006, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP. Mr. Rabun provided legal advice and counsel to us for over fifteen years before joining the Company and served as one of our directors during 2001. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. He holds a Bachelor of Business Administration degree in Accounting from the University of Houston and a Juris Doctorate degree from Southern Methodist University.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Rabun should serve as a director include his service as our Chairman, President and Chief Executive Officer over the past several years, his prior service as outside counsel to Ensco, including a leading role in our Company's significant merger, acquisition and financing transactions, his qualifications and experience as a Certified Public Accountant, and his general business and financial acumen.

Keith O. Rattie; age 56; Chairman, President and Chief Executive Officer of Questar Corporation

Mr. Rattie has been one of our directors since May 2008. He serves as Chairman, President and Chief Executive Officer of Questar Corporation (a natural gas focused energy company). He was named President of Questar in February 2001, Chief Executive Officer in May 2002 and Chairman in May 2003. Mr. Rattie previously served as Vice President and Senior Vice President of Coastal Corporation (a diversified energy company). Prior to joining Coastal, he spent 19 years with Chevron Corporation in various engineering and management positions, including General Manager of Chevron's international gas unit. Mr. Rattie serves as a director of Zions First National Bank, a subsidiary of Zions Bancorporation, and is a past Chairman of the Board of the Interstate Natural Gas Association of America. Mr. Rattie also serves on the Wyoming Energy Resources Council, a position appointed by the State of Wyoming. He holds a Bachelor of Science degree in Electrical Engineering from the University of Washington and a Masters of Business Administration degree from St. Mary's College. Mr. Rattie currently serves on our Audit Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Rattie should serve as a director include his extensive background and experience in the energy industry, his prior and current engineering and management positions, his experience as a Chief Executive Officer in general and as respects management, stewardship, investor and stakeholder relationships in particular, and his knowledge of global equity markets.

Class I Directors (Term expires at the annual general meeting of shareholders to be held in 2012)

C. Christopher Gaut; age 53; Managing Director, SCF Partners

Mr. Gaut has been one of our directors since May 2008. Since February 2010, he has served as Managing Director of SCF Partners, a Houston, Texas based private equity firm that engages in the investment in and acquisition of energy service companies. He previously served as President of Halliburton Company's Drilling and Evaluation Division from January 2008 until April 2009. Prior to assuming that position, he served as Executive Vice President and Chief Financial Officer of Halliburton Company, one of the world's largest providers of products and services to the energy industry. He is Chairman of the Board of Directors of the Reservoir Group and he is on the Board of Directors of Forum Oilfield Technologies, Inc., both of which are private companies in the energy industry. Mr. Gaut holds a Bachelor of Arts degree in Engineering Sciences from Dartmouth College and a Masters of Business Administration degree from the Wharton School of Business at the University of Pennsylvania. Mr. Gaut currently serves on our Nominating, Governance and Compensation Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Gaut should serve as a director include his vast experience in the drilling and oilfield services industries, having served in executive positions with our Company and Halliburton prior to becoming Managing Director of SCF Partners, and his strong background in finance, financial and operations management, and investments in the energy sector.

Gerald W. Haddock; age 62; Private Investor

Mr. Haddock has been one of our directors since December 1986. During 2000, he founded Haddock Enterprises, LLC, an entrepreneurial development company concentrating in oil and gas and real estate, located in Fort Worth, Texas, and has served as its President since that time. Mr. Haddock formerly served as President and Chief Operating Officer of Crescent Real Estate Equities Company from 1994 to 1996 and as President and CEO of Crescent Real Estate Equities Company from 1996 to 1999. During 2005, Mr. Haddock joined the Board of Directors of Meritage Homes Corporation and has served on its Executive Compensation Committee since August 2005. In addition, he was named Chairman of its Nominating and Corporate Governance Committee during 2006 and named to the Audit Committee during 2009. He also serves on the Baylor Foundation Board of Directors. In August 2005, Mr. Haddock was named a member of the Board of Trustees of The M.D. Anderson Proton Therapy Education and Research Foundation. Mr. Haddock is a former Board member of Cano Petroleum Inc., having served from late December 2004 through October 2008. Mr. Haddock holds Bachelor of Business Administration and Juris Doctorate degrees from Baylor University. He also received a Masters of Laws in Taxation degree from New York University and a Masters of Business Administration degree from Dallas Baptist University. Mr. Haddock currently serves as Chairman of our Audit Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Haddock should serve as a director include his experience as an attorney and investor with significant involvement in corporate governance, financial and tax matters, his knowledge and expertise in international tax and business activities, his service as a Chief Executive Officer and President of a publicly-traded real estate company, and his extensive service on our Board and on other public company boards, including service on audit, executive compensation, nominating and corporate governance committees.

Paul E. Rowsey, III; age 55; Managing Partner, E2M Partners, LLC

Mr. Rowsey has been one of our directors since January 2000. He is currently the Managing Partner and a founder of E2M Partners, LLC, a private real estate management and investment firm. Prior to forming E2M in January 2005, Mr. Rowsey was a founder and President of Eiger, Inc., a sponsor and manager of real estate funds. Prior to forming Eiger during 1999, he was the President and a member of the Board of Directors of Rosewood Property Company, a vertically integrated real estate operating, development and investment company. Mr. Rowsey served as a member of the Board of Trust Managers of Crescent Real Estate Equities Company from 1994 until 2007. He holds a Bachelor of Arts in Management Science degree from Duke University and a Juris Doctorate degree from Southern Methodist University. Mr. Rowsey currently serves on our Audit Committee.

The particular experience, qualifications, attributes and skills that led our Nominating, Governance and Compensation Committee and Board to conclude that Mr. Rowsey should serve as a director include his expertise in financial, business and legal matters, his extensive negotiating experience in complex business transactions, and his general business acumen.

RESOLUTIONS 3 & 4

3. TO RATIFY THE AUDIT COMMITTEE'S APPOINTMENT OF KPMG LLP AS OUR U.S. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

4. TO RATIFY THE APPOINTMENT OF KPMG AUDIT PLC AS OUR STATUTORY AUDITORS UNDER COMPANIES ACT 2006 (TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING AT WHICH ACCOUNTS ARE LAID BEFORE THE COMPANY) AND TO RATIFY THAT THE AUDIT COMMITTEE IS AUTHORIZED TO DETERMINE OUR STATUTORY AUDITORS' REMUNERATION.

Our Audit Committee has appointed the U.S. accounting firm of KPMG LLP to serve as our U.S. independent registered public accounting firm for the fiscal year ending 31 December 2010. KPMG LLP has served as our U.S. independent registered public accounting firm for the fiscal year ended 31 December 2002 and thereafter, having been duly appointed by the Board of Directors or by the Audit Committee in conformity with the then applicable rules. KPMG Audit plc, the U.K. affiliate of KPMG LLP, has served as the statutory auditors under Companies Act 2006 for Ensco plc since its re-registration as a public limited company in December 2009. Representatives of KPMG are expected to be present at the Meeting to respond to questions and to make a statement should they so desire.

The Board of Directors recommends that shareholders vote "FOR" Resolution 3 to ratify the Audit Committee's appointment of KPMG as our U.S. independent registered public accounting firm for the year ending 31 December 2010 and "FOR" Resolution 4 to ratify the appointment of KPMG Audit plc as our statutory auditors under Companies Act 2006 (to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company) and to ratify that the Audit Committee is authorized to determine our statutory auditors' remuneration.

Independent Auditor Pre-approval Policies and Procedures

Consistent with SEC rules and policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of our U.S. independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by our U.S. independent registered public accounting firm.

Under the policy, we submit an itemized listing of all services for which pre-approval is requested to the Audit Committee. Such itemized listing includes a description of each proposed service, the associated estimated fees and other terms of the engagement. To the extent any such service is a non-audit service, the submission includes a determination that such service qualifies as a permitted non-audit service and an explanation as to why the provision of such service would not impair the independence of our U.S. independent registered public accounting firm.

Fees and Services

The aggregate fees (excluding value added taxes) billed to us for the fiscal years ended 31 December 2009 and 2008 by KPMG and its affiliates, were as follows (in thousands):

	2009	2008
Audit Fees[1]	$1,599	$1,677
Audit-Related Fees	—	—
Tax Fees[2]	96	167
All Other Fees	—	—
	$1,695	$1,844

(1) Includes fees for the audit of our annual consolidated financial statements, audit of the effectiveness of our internal control over financial reporting, reviews of condensed consolidated financial statements included in our Forms 10-Q, statutory audits, regulatory attestation services and procedures conducted in connection with consents to incorporate their reports into registration statements filed with the SEC for the respective years.

(2) Represents fees for tax compliance services.

Our Audit Committee pre-approved the services provided during 2008 and 2009 described above in accordance with our Audit Committee's policy and the pre-approval requirements of the Sarbanes-Oxley Act of 2002. Accordingly, there were no services for which the de minimus exception, as defined in Section 202 of the Sarbanes-Oxley Act of 2002, was applicable. Our Audit Committee has considered whether the provision of non-audit services by KPMG were compatible with maintaining KPMG's independence.

RESOLUTION 5

5. TO RE-APPROVE THE ENSCO 2005 CASH INCENTIVE PLAN, INCLUDING THE MATERIAL TERMS OF THE PERFORMANCE GOALS THEREIN FOR PURPOSES OF SECTION 162(m) OF THE INTERNAL REVENUE CODE.

The Nominating, Governance and Compensation Committee and the Board of Directors of Ensco Delaware, our predecessor, approved and adopted the Ensco 2005 Cash Incentive Plan ("ECIP"), effective 1 January 2005, subject to shareholder approval, to satisfy certain requirements of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The shareholders of the Company approved the ECIP on 3 May 2005. A copy of the amended and restated ECIP is included as Annex A to this Proxy Statement.

Section 162(m) of the Code generally disallows a U.S. federal income tax deduction to any publicly-held corporation for compensation (including cash and/or stock bonuses) paid in excess of $1 million in any taxable year to its principal executive officer or any of its three other most highly-compensated officers (other than the principal executive officer and the principal financial officer) who are employed by it on the last day of the taxable year (each such individual being referred to as a "Covered Employee"). However, Section 162(m) provides an exception for "performance-based" compensation, including amounts paid under qualifying bonus plans.

Section 162(m) requires that certain actions be taken by a committee responsible for compensation comprised solely of two or more outside directors and that the material terms of such compensation be approved by a majority vote of the shareholders in order for compensation paid under bonus plans to qualify as "performance-based" compensation. After such approval, no additional approval is required unless the committee responsible for compensation changes the material terms of the performance goal. The material terms of the performance goal must be disclosed to and be re-approved by the shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which shareholders previously approved the performance goal.

To allow us to qualify for the U.S. income tax deduction and thereby enhance shareholder returns, we obtained shareholder approval of the ECIP and the material terms of the related performance goals during 2005. The Nominating, Governance and Compensation Committee and the Executive Compensation Subcommittee consider the implications of Section 162(m) and generally prefer to grant compensation awards that will be deductible without limitation where doing so will further the purposes of our executive compensation philosophy and objectives.

Our shareholders, including holders of our ADSs, must re-approve the material terms of the performance goals of the ECIP in order to ensure any future tax deductions. If the existing performance goals are not re-approved by our shareholders within the required timeframe, the ECIP will continue in effect; however, any future U.S. deductions under such plan would be limited as described above. Accordingly, we are soliciting shareholder re-approval of the material terms of the performance goals in the ECIP.

General

The purposes of the ECIP are to:

- offer selected employees and officers an opportunity to participate in the growth and financial success of the Company;
- provide an opportunity to attract and retain the best available personnel for positions of substantial responsibility;
- provide incentives to employees by means of performance-related incentives to achieve short-term performance goals; and

- promote the growth and success of the Company's business by aligning the financial interests of the Company's employees with that of its shareholders.

Subject to employment continuation requirements, bonuses awarded for a fiscal year are paid in cash after the end of that fiscal year following certification by our Nominating, Governance and Compensation Committee or its Executive Compensation Subcommittee (for purposes of this discussion regarding Resolutions collectively referred to as the "Committee" where appropriate) that bonuses have been earned and are payable for that fiscal year. The ECIP is designed to preserve under Section 162(m) any future U.S. tax deduction for formula-derived bonuses paid for a fiscal year to the Covered Employees for that fiscal year.

The ECIP is administered by the Compensation Committee. The Compensation Committee will at all times consist solely of at least two directors who are "independent" within the meaning of applicable rules of the SEC and the NYSE. Matters requiring approval of two or more "outside directors," as defined by Section 162(m) of the Code, in order to permit any future U.S. tax deduction for compensation over $1 million paid to certain executive officers will be referred to the Executive Compensation Subcommittee, all of the members of which meet such qualification.

The Committee is authorized to:

- interpret the ECIP and all awards;
- adopt, amend and rescind rules and regulations for the ECIP's operation;
- select recipients of awards;
- determine the business criteria to measure the level of Company performance;
- establish and interpret performance measures and the specific performance factors and targets for those performance measures to determine formula-derived bonuses;
- evaluate the level of performance for a fiscal year and certify the level of performance attained with respect to performance measures and specific performance factors and targets;
- determine and approve all formula-derived bonuses and discretionary bonuses;
- modify or waive restrictions on awards; and
- amend awards.

All decisions, determinations and interpretations of the Compensation Committee are final and binding on all participants. In making its determinations, the Compensation Committee may rely on opinions, reports or statements of the Company's officers and employees and of its counsel, independent registered public accounting firm and other professional or expert persons.

Participants

The ECIP uses a two-tiered design to determine the eligible participants for each fiscal year. The two tiers are the:

- corporate employee group, which includes the Chief Executive Officer ("CEO"), the other executive officers who have an impact on strategic direction, and the key employees who are corporate department directors, managers and selected key senior professionals such as critical engineering talent; and
- business unit employee group, which consists of key business unit leaders, ranging from general managers to directors of staff functions in the business units, and business unit managers, including risk managers, functional managers and selected key senior professionals.

Each fiscal year, the Compensation Committee or, in certain cases, the CEO selects the participants for the fiscal year and determines the tier in which each participant is included. The selection of participants for a fiscal year may be made after the fiscal year has commenced as long the Compensation Committee's selections are made in writing by no later than 90 days after the commencement of that fiscal year and the outcome is substantially uncertain at the time that the determinations are made. A new or current employee who moves into an eligible tier during a fiscal year may participate at the discretion of the CEO and such individual's bonus will be pro-rated for the portion of that fiscal year he or she is eligible. The Company currently has approximately 240 officers and key employees who have been designated as participants in the ECIP.

Annual Performance Bonuses

Each fiscal year, formula-derived bonus amounts are calculated based on a combination of established objectively-determinable performance measures considered to be important by the Committee and CEO in promoting and sustaining the overall success of the Company. The Committee and CEO approve target awards each fiscal year for each tier group of eligible employees and establish financial and other performance criteria applicable to determine that year's formula-derived bonuses. Formula-derived bonuses are calculated based upon specified levels of achievement of such performance criteria in addition to individual merit.

The ECIP establishes a direct relationship between the payment of formula-derived bonuses and key performance measures of the Company and individual participant contributions to the achievement of strategic team goals. The key performance measures are business criteria (and related factors) selected by the Committee to measure the level of performance of the Company, its subsidiaries, business units, divisions or departments during the fiscal year which are determined on the same basis as the Company's published financial statements. The key performance measures that may be used are:

- net income as a percentage of revenue;
- earnings per share;
- return on net assets employed before interest and taxes ("RONAEBIT");
- operating margin as a percentage of revenue;
- safety performance relative to industry standards and the Company annual target;
- strategic team goals;
- net operating profit after taxes;
- net operating profit after taxes per share;
- return on invested capital;
- return on assets or net assets;
- total shareholder return;
- relative total shareholder return (as compared with a peer group of the Company);
- earnings before income taxes;
- net income;
- free cash flow;
- free cash flow per share;
- revenue (or any component thereof);
- revenue growth; or
- any other performance objective approved by our shareholders in accordance with Section 162(m).

The performance measures currently used to determine formula-derived bonuses for the corporate employee group are earnings per share, RONAEBIT, overall Company safety performance and strategic team goals. The current performance measures for the business unit employee group are earnings per share, RONAEBIT, business unit operating margin as a percentage of revenue, business unit safety performance and strategic team goals.

Additionally, in determining the annual bonuses for the CEO and selected senior executives for a fiscal year, the Committee may increase or decrease an award based upon determinations regarding achievement (or non-achievement) of individual goals pre-established and approved by the Committee (following consultation with, and concurrence by, the independent members of the Board in respect of the CEO) as generally recommended by the CEO for other selected senior executives. Such an increase or decrease may not exceed 25% of the formula-derived bonus for the fiscal year as determined by the Committee. The Committee's general practice and intention is to sparingly utilize individual goal performance to increase or decrease the formula-derived bonuses so that the overall impact of the individual goals does not significantly vary the total amount of bonus paid in any fiscal year.

The ECIP bonus amounts that could be earned by our Named Executive Officers for the 2010 plan year are included in the footnotes following the Summary Compensation Table in this Proxy Statement. Additionally, the threshold, target and maximum estimated possible payouts for our other executive officers and non-executive officer ECIP participants for the 2010 plan year were approved by the Committee in March 2010 as follows:

	Threshold	Target	Maximum
Executive Officers	$ 290,960	$ 581,920	$ 1,163,840
Non-Executive Officers	$2,953,643	$5,907,286	$11,814,573

Any cash payment of a formula-derived bonus for a fiscal year is contingent upon satisfaction of the performance targets established for that fiscal year. The determination of (i) the performance goals that will apply to a fiscal year, (ii) with respect to each performance goal, the specific performance factors and targets related to each participant and, if achieved, the targeted amount of his or her formula-derived bonus and (iii) the criteria for computing the amount that will be paid with respect to each level of attained performance, may be made after the fiscal year has commenced as long as the Committee's determinations are made in writing by not later than 90 days after the commencement of that fiscal year and the outcome is substantially uncertain at the time that the determinations are made.

The performance measures, performance factors and specific targets may be absolute, relative to one or more other companies or relative to one or more other indices. Except to the extent that reserving or exercising such discretion is not permissible under Section 409A of the Code, the performance measures, performance factors and specific targets may be adjusted for specified significant extraordinary items or events, changes in outstanding shares or other corporate structure or changes in law or accounting practices.

The maximum amount that any participant may receive as a formula-derived bonus for any fiscal year is $2,500,000. In addition, the Committee has the discretion to award any participant a bonus for any fiscal year that is less than the amount otherwise calculated.

Discretionary Bonuses

The ECIP has been designed with the intent that formula-derived bonuses will eliminate or minimize the need to award discretionary bonuses. If the Compensation Committee determines that unusual circumstances arise that prevent payment for a fiscal year of an appropriate amount of a formula-derived bonus to one or more participants whose performance for that fiscal year was truly extraordinary, the Compensation Committee may award a discretionary bonus to any such participant. Discretionary bonuses will be awarded on a very limited basis to reward extraordinary performance or redress rare inequities in formula-derived bonus determinations.

Payment of Bonuses

Payments under the ECIP are made in cash in one lump sum payment. All bonus amounts for a fiscal year are paid after the end of the fiscal year, once performance results have been reviewed by the Compensation Committee, and awards are calculated, approved and certified by the Compensation Committee.

Except as discussed below, a participant is not entitled to payment of his or her bonus amount for a fiscal year unless he or she was continuously employed by the Company or one of its subsidiaries for the entire fiscal year (for the remainder of the entire fiscal year for a participant hired during the fiscal year). If a participant dies, retires after normal retirement age, becomes permanently and totally disabled or is terminated without cause during a fiscal year, the amount of his or her bonus for that fiscal year will be determined on a pro-rata basis by comparing the actual level of performance to the specific targets related to the performance measures and individual performance measures established by the Compensation Committee for that participant for that fiscal year and then multiplying that amount by a fraction, the numerator of which is the number of days in the fiscal year that had elapsed as of the date of such employment termination and the denominator of which is 365.

A participant may, in accordance with Compensation Committee determinations, elect before a fiscal year begins to defer payment of all or any portion of his or her bonus amount for that fiscal year and have that amount paid in accordance with the terms and conditions of any deferred compensation program maintained for which the participant is eligible to participate. The Compensation Committee may permit an initial deferral election to be made by that participant after the commencement of the fiscal year with respect to the portion of the bonus award which constitutes "performance-based compensation" under Section 409A of the Code; provided that (i) any such election must be made on or before the date that is six months before the end of the fiscal year, (ii) the participant must perform services continuously from the later of the beginning of the fiscal year or the date all of the required performance criteria are established for that fiscal year through the date an election is made under that deferred compensation program and (iii) in no event may an election to defer performance-based compensation be made after such compensation has become readily ascertainable.

A participant will forfeit his or her entire bonus for a fiscal year if he or she resigns or is terminated involuntarily "for cause" before the bonus amount for that fiscal year has been determined and certified by the Compensation Committee. If a change in control (as defined by the ECIP) of the Company occurs during a fiscal year, all bonuses awarded for that fiscal year will be determined and paid to participants within 60 days of such event. Formula-derived bonuses for the fiscal year in which a change in control occurs will be determined by assuming that the specific targets related to the performance measures are achieved to a level of performance, as of the change in control date, that would cause the entire amount of each participant's targeted bonus amount under the formula-derived bonus to be earned. That amount will be pro-rated by multiplying the targeted amount by a fraction, the numerator of which is the number of days in the fiscal year that had elapsed as of the change in control date and the denominator of which is 365. The Compensation Committee may determine not to apply that pro-rata reduction. The Compensation Committee may also determine to waive all employment continuation requirements if it finds, in its sole discretion, that a major challenge to the control of the Company exists, in which case the formula-derived bonuses for that fiscal year must be determined on a pro-rata basis as described above.

Disqualification of Award

A Participant may be disqualified from earning or receiving payment of all or part of a bonus for a fiscal year if he or she:

- breached the Company's Code of Business Conduct (Ethics) Policy;
- materially breached any other Company policy; or
- experienced a significant incident involving a fatal or serious injury to an employee under his or her supervision or significant damage to property of the Company or its subsidiaries or the environment which is caused by his or her actions or inactions or those of one or more employees under his or her supervision.

Participation in future fiscal years, however, may be considered independent of that decision.

Other Provisions

No person has a claim to an award and there is no obligation for uniformity of treatment of participants. Awards may not be assigned or alienated.

Neither the ECIP nor any action taken pursuant to the ECIP gives any participant the right to employment.

Effective Date; Term; and Amendment

The ECIP became effective with respect to the Company's fiscal year ending 31 December 2005 and will continue in effect for each succeeding fiscal year until terminated by the Compensation Committee. The Compensation Committee can amend, modify or terminate the ECIP. If the ECIP is terminated during a fiscal year, all formula-derived bonuses for that fiscal year will be determined on a pro-rata basis.

Federal Income Tax Consequences

Under federal income tax law, each participant who receives payment of a cash bonus has taxable income for the year of the payment. The taxable income will be equal to the cash payment. The Company or one of its subsidiaries may deduct from the amount of any cash bonus all federal, state and local taxes and/or other taxes owed with respect to such payment. Except in limited circumstances, the Company or a subsidiary will be entitled to a deduction in an amount equal to the cash payments.

The Board of Directors recommends that shareholders vote "FOR" Resolution 5 to re-approve the Ensco 2005 Cash Incentive Plan, including the material terms of the performance goals therein for purposes of Section 162(m) of the Internal Revenue Code.

CORPORATE GOVERNANCE

Board of Directors Meetings and Committees

The Board of Directors of the Company's predecessor ENSCO International Incorporated (which was comprised of the same members as the current Board of Directors of the Company) met seven times during the year ended 31 December 2009 and the Board of Directors of the Company met once after the completion of the redomestication during the year ended 31 December 2009. During 2009, the Board of our predecessor and the Board of the Company had two standing committees, the Audit Committee and the Nominating, Governance and Compensation Committee, each of which selected a Committee Chairman from its members. During 2009, each incumbent director of both companies attended at least 75% of the meetings held by the respective Boards and the committees of which he or she was a member.

Our Board has affirmatively determined that Dr. Rodriguez and Messrs. Carmichael, Clark, Gaut, Haddock, Kelly, Rattie and Rowsey are independent, as the term is defined by SEC rules and the Corporate Governance Standards of the NYSE, and have no material relationships with us. Accordingly, a majority of our Board is currently independent as required by SEC rules and NYSE Corporate Governance Standards. The independent directors conducted executive sessions without management during each of the four regular quarterly meetings of the Company's predecessor Board and during several of the special meetings of the Boards of both companies that were convened during 2009. Only independent directors serve on the Board's standing committees.

Director Attendance at the Meetings of Shareholders

The Ensco Corporate Governance Policy provides that, barring extenuating circumstances, all members of the Board of Directors shall attend our annual general meetings of shareholders and also shall attend any and all other general meetings of shareholders that may be duly convened. Eight of the nine incumbent directors attended the 2009 Annual Meeting of Shareholders of our predecessor (one director was unable to attend due to illness).

Other Governance Matters

Over the past several years, the Compensation Committee and Board of Directors of our predecessor approved several corporate governance initiatives, many of which were in response to SEC and NYSE rule revisions, and revised such initiatives in connection with the redomestication.

Upon the recommendation of the Committee, our Board of Directors approved the Ensco Code of Business Conduct Policy ("Ethics Policy") and the Ensco Corporate Governance Policy, both of which were revised and adopted in connection with the redomestication and are published in full in the Corporate Governance section of our website (www.enscoplc.com). Paper copies also are available upon request without charge. Such requests should be directed to the Investor Relations Department, Ensco plc, 500 North Akard Street, Suite 4300, Dallas, Texas 75201-3331.

During 2009, the Committee and the Board of Directors of our predecessor engaged in a review of our governance policies and practices with the objective of implementing revisions which would constitute best practices and would be responsive to issues of concern to the investment community, and further reviewed these policies and practices in connection with the redomestication. As a result, in November 2009, the Ensco Corporate Governance Policy was amended by the Board of Directors upon recommendation of the Compensation Committee to add a new section addressing committee membership and chairmanship rotation and to increase the scope of the succession planning provisions. In December 2009, in connection with the redomestication, the Corporate Governance Policy was adopted by the new parent company and amended to be compliant with English law requirements.

Board Structure

Daniel W. Rabun serves as our Chairman, President and CEO. The Board believes that Mr. Rabun is well-qualified to serve as Chairman of the Board. The Board also believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for our Company at the present time is for the CEO to also serve as Chairman of the Board, a structure that has served Ensco well for many years. The Board has authority to modify this structure to best address the Company's unique circumstances and advance the best interests of all shareholders as and when appropriate.

The Board also believes, for the reasons set forth below, that its existing corporate governance practices achieve independent oversight or management accountability. Our governance practices provide for strong independent leadership, independent discussion among directors, independent evaluation of, and communication with, many members of senior management, and oversight of the Company's operational, fiscal and risk management activities. These governance practices are reflected in the Ensco Corporate Governance Policy and the standing committee charters, which are available on our website.

Relevant provisions of the Ensco Corporate Governance Policy include:

- Independent directors meet at regularly scheduled executive sessions outside the presence of the CEO and other Company personnel at each regular Board meeting and may convene additional executive sessions during any Board meeting or by notice of a special Board meeting, which any two directors may cause to be called.
- In lieu of a single "lead director," the Chairperson of the Audit Committee and the Chairperson of the Compensation Committee rotate the function of lead director and act as chairperson of executive

sessions of the independent directors. The lead director then serves as the interface between the independent directors and the CEO in communicating the matters discussed during executive sessions. The Board believes that this structure facilitates full and frank discussions among all independent directors by broadening the responsibility of chairing the executive sessions.

- Independent directors have open access to Ensco's management and independent advisors, such as attorneys or auditors.
- Independent directors are encouraged to suggest items for inclusion in the agenda for Board meetings and are free to raise subjects that are not on the meeting agenda.

Ethics Policy

Our Ethics Policy applies to all of our directors and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. Our Ethics Policy addresses all NYSE content requirements and includes provisions addressing conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of our assets and compliance with our policies and with laws, rules and regulations, including laws addressing insider trading, antitrust and the U.S. Foreign Corrupt Practices Act ("FCPA"). No waivers of the provisions of our Ethics Policy have been requested or granted since the Ethics Policy was first issued on 1 November 2002.

Pursuant to our Ethics Policy, we established provisions for confidential and anonymous submission of reports of non-compliance with our policies, practices, standards and procedures to a management committee and also established means for submission of reports of accounting, auditing or other business irregularities by any employee or other person directly to the chairmen of our two standing Board committees. Additional Ethics Policy provisions addressing requests for, and submission of, responses to whistleblower reports and references to our Fraud Detection and Prevention Policy were approved during 2004.

During 2005, we amended our Ethics Policy to require all employees, officers and directors to report any known or planned violations of the Ethics Policy and to expressly state that all transactions involving our Company or its subsidiaries must be recorded in our books and records. During 2007, we amended our Ethics Policy to supplement the provisions regarding compliance with FCPA and to implement various ministerial changes. We further amended our Ethics Policy in November 2008 to add new provisions addressing (1) fair dealing with employees and customers and (2) waivers. Our Ethics Policy was further amended in May 2009, primarily to enhance the provisions addressing compliance with the FCPA and other anti-corruption laws.

All of these provisions and amendments were included in the Ethics Policy that was adopted in connection with the redomestication in December 2009, at which time the Ethics Policy was revised so as to address the Company's status as an English company. In March 2010, the Ethics Policy was amended to comport with the antitrust and anti-boycott provisions applicable in the United Kingdom and the European Union.

Governance Practices

The ethics, governance and compliance practices adopted by our Board of Directors in connection with the redomestication address all NYSE content requirements, including an annual self-evaluation of the Board and its committees and annual reviews of the committee charters, as reflected in our Ethics Policy and the Ensco Corporate Governance Policy. As noted above, our governance practices provide that the independent director members of the Board shall conduct regular executive sessions without management (which alternately are chaired by the chairmen of our Board's two standing committees) and a formal annual evaluation of our CEO's performance. The Board of our predecessor fulfilled these requirements during 2009.

Director Independence

The Ensco Corporate Governance Policy states that a substantial majority of the Board of Directors shall be independent, as the term is defined therein and by SEC rules and NYSE Corporate Governance Standards. Except as respects their directorships, we do not have any business or other relationships with our independent directors. Only independent directors serve on the Board's standing committees. In this regard, our Board has affirmatively determined that Dr. Rodriguez and Messrs. Carmichael, Clark, Gaut, Haddock, Kelly, Rattie and Rowsey are independent and have no material relationship with us. Accordingly, a substantial majority of our Board is currently independent as defined above.

As respects the independence determinations relating to Directors Clark and Gaut, respectively, our Board of Directors made its determinations with knowledge of the following:

- Director Clark served as President and Chief Operating Officer ("COO") of Baker Hughes Incorporated from February 2004 through January 2008. Before becoming President and COO, he served as Vice President, Marketing and Technology. Ensco engages in incidental business with Baker Hughes and paid Baker Hughes $-0-, $10,816 and $18,077 for materials, services or customer reimbursable items during 2009, 2008 and 2007, respectively.
- Director Gaut currently serves as Managing Director of SCF Partners, a Houston-based private equity firm that engages in investment in and acquisition of energy services companies, having joined the firm in February 2010. SCF Partners holds investment interests in several oilfield services companies, including Forum Oilfield Technologies, Inc., a company that manufactures tubular handling products and pressure control equipment. Director Gaut serves as a director of Forum Oilfield Technologies, Inc. Ensco paid Forum Oilfield Technologies, Inc. $615,735, $457,960 and $488,239 for materials or customer reimbursable items during 2009, 2008 and 2007, respectively.

  Director Gaut served as President of Halliburton's Drilling and Evaluation Division from January 2008 until April 2009. Prior to assuming that position, he served as Executive Vice President and Chief Financial Officer of Halliburton Company. Halliburton has certain business relationships with our Company, primarily involving positioning of Halliburton cementing units and other equipment on some of our drilling rigs on a free-placement basis. Ensco also engages in incidental business with Halliburton and paid Halliburton $1,132,604, $434,944 and $34,938 for materials, services or customer reimbursable items during 2009, 2008 and 2007, respectively. Prior to joining Halliburton in March 2003, Director Gaut was an executive officer of our predecessor.

Notwithstanding the foregoing business relationships, our Board of Directors concluded that said relationships have not and will not affect the independence of either Director Clark or Director Gaut and that they are independent, as the term is defined by SEC rules and NYSE Corporate Governance Standards.

Our Governance Policy provides that a director who changes his or her principal occupation shall promptly notify the Board of the change and submit a pro-forma letter of resignation to the Board. Under the Policy, the other directors shall then meet in private session, determine whether the change of occupation impacts the director's independence or creates a conflict of interest, and decide whether to accept or reject the pro-forma resignation. Mr. Gaut submitted pro-forma resignations to the Board during its regular meeting in April 2009, when he ceased serving as President of Halliburton's Drilling and Evaluation Division, and again in March 2010, following his assumption of responsibilities as Managing Director of SCF Partners. In both circumstances, the other directors carefully considered Mr. Gaut's change in principal occupation and decided to reject his pro-forma resignations.

In connection with the redomestication, each of our directors prepared a Director Declaration of Interest, disclosing existing or potential conflicts of interest, in conformity with U.K. law, custom and practice. The initial Declarations of Interest were read to the Board during the Company's initial post-redomestication organizational Board meeting on 23 December 2009.

Risk Management Oversight

The Board and its committees are actively involved in oversight of risks that could impact our Company. At each regular meeting, the Board reviews the Company's financial condition and results of operations. The Board annually approves a capital budget, with subsequent approval required for any significant variations. The Board also receives periodic reports regarding the Company's insurance program and is apprised of all material variations in coverage or premium cost in connection with each annual insurance renewal.

On behalf of the Board of Directors, the Audit Committee plays a significant role in oversight of risks associated with the Company's financial performance, internal and external audit functions, legal and tax contingencies and other exposures. The Company's independent auditors and the Director—Internal Audit and Chief Compliance Officer report to the Audit Committee at each regular quarterly meeting. The Audit Committee reviews and approves the annual internal audit plan and also receives reports on all internal audits. Whistleblower reports and related investigations conducted pursuant to our Ethics Policy are reviewed in executive session of the Audit Committee by the Director—Internal Audit and Chief Compliance Officer. On an annual basis, the Vice President, General Counsel and Secretary reports to the Audit Committee on legal matters that may have a significant impact upon the Company's financial statements. In a similar fashion, the Director—Tax submits an annual report to the Audit Committee on tax matters that may have a significant impact on the Company's financial statements.

The Nominating, Governance and Compensation Committee also has a role in risk management. Working in consultation with its compensation consultants, the Committee endeavors to establish performance goals for the Company's various compensation plans that are intended to drive behavior that does not encourage or result in any material risk of adverse consequences to the Company or its shareholders. The Committee and Board also are actively involved in succession planning both from a general standpoint and as respects a potential emergency situation that might impact the ability of our Chairman, President and Chief Executive Officer to continue performance of his functions and responsibilities.

Whistleblower Reports and Investigations

The Ensco Corporate Governance Policy provides that we shall establish a process by which shareholders and other interested parties may communicate directly with our Board of Directors, any committee of the Board, the non-employee directors as a group or any individual director. The established process, which is published on our website (www.enscoplc.com), provides a means for submission of such interested parties' communications via an independent, third-party mail forwarding service. Such communications may be submitted by mail, addressed as follows: Ensco Shareholder Communications, 5600 W. Lovers Lane, Suite 116, Box #130, Dallas, Texas 75209-4330. Mail so addressed will be forwarded directly to the then presiding Chairmen of our Board's standing committees and will not be screened by management.

Governance Transparency

Our Board of Directors, its standing committees and management are committed to continue proactively pursuing best practices of corporate governance, accountability and transparency. In this regard, our website has a direct link to the SEC's EDGAR system relating to our SEC filings, including all Forms 3, 4 or 5 filed pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Corporate Governance section of our website (www.enscoplc.com) contains our Audit Committee Charter, the Nominating, Governance and Compensation Committee Charter, the Ensco Corporate Governance Policy and our Ethics Policy. Additional data available in the Corporate Governance section of our website include information on the composition and functions of the Board and its committees as well as instructions for submission of whistleblower reports and submission of general shareholder communications to our Board.

Audit Committee

We have established and maintained an Audit Committee in accordance with the rules promulgated under the Exchange Act. Our Audit Committee appoints a firm of independent auditors to examine, review and audit our consolidated financial statements, reviews the general scope of services to be rendered by the independent auditors and pre-approves and authorizes payment of the associated fees, reviews our financial condition and results of operations and makes inquiries as to the adequacy of our financial and accounting controls. Our predecessor's Audit Committee met eight times during 2009. Our Audit Committee currently consists of Chairman Gerald W. Haddock, Dr. Rita M. Rodriguez, Keith O. Rattie and Paul E. Rowsey, III, all of whom meet the independence criteria of audit committee members prescribed by the SEC and NYSE. None of the members of our Audit Committee serve on more than three U.S. public company audit committees.

Our Board of Directors has determined that each of the four members of the Audit Committee, Chairman Haddock, Dr. Rodriguez, Mr. Rattie and Mr. Rowsey, meets the requisite SEC criteria to qualify as an audit committee financial expert, is financially literate and has accounting or related financial management expertise as defined in the NYSE Corporate Governance Standards. In making recommendations and determinations regarding audit committee financial experts, our Board of Directors and the Audit Committee considered the relevant academic and professional experience of the Audit Committee members as follows: Mr. Haddock, with a Bachelor of Business Administration degree in Accounting and Masters of Laws in Taxation and Business Administration degrees, actively supervised the principal financial officer of Crescent Real Estate Equities Company; Dr. Rodriguez, with Bachelor of Business Administration in Accounting and Masters of Business Administration degrees and a PhD in Economics and Finance, served as a full-time director of the Export-Import Bank of the United States; Mr. Rattie, with Bachelor of Electrical Engineering and Masters of Business Administration degrees, serves as Chairman, President and Chief Executive Officer of Questar Corporation and actively supervises its principal financial officer; and Mr. Rowsey, with a Bachelor of Arts in Management Science, actively supervises the principal accounting officer of E2M Partners, LLC.

In April 2009, on recommendation of the Audit Committee, our predecessor Board of Directors approved an amendment to the Audit Committee Charter which primarily addressed best practices and compliance with the intent and purpose of recently revised SEC and NYSE rules. The amendment also addressed recommendations of a consultant that conducted a Quality Assurance Review of our internal audit function and provisions recommended by the Audit Committee's outside counsel. The most substantive changes addressed recent changes in applicable accounting rules, including the adoption of Statement on Auditing Standards No. 114 and Public Company Acçounting Oversight Board Rule 3526. The Audit Committee Charter was further amended in November 2009, primarily to comply with the intent and purposes of recent SEC, NYSE and PCOAB rule pronouncements and to address best practices. In connection with the redomestication, the Audit Committee Charter was adopted by the Board upon recommendation of the Committee in December 2009 after having been revised to address our new status as an English company.

Related Party Transactions

In accordance with our Audit Committee Charter, except as respects compensatory agreements with our officers or directors that fall within the purview of the Compensation Committee, the Audit Committee is responsible for reviewing and approving the terms and conditions of all proposed transactions between our Company, any of our subsidiaries or affiliates and any of our officers or directors, or relatives or affiliates of any such officers or directors, to ensure that such "related-party" transactions are fair and are in our overall best interest. No transactions requiring such approval occurred during 2009.

H.E. Malone, Jr., Vice President and Assistant Secretary, is the brother-in-law of Carl F. Thorne, our former CEO and former Chairman of our Board of Directors who retired on 22 May 2007. On 28 February 2007, we entered into a Retirement Agreement with Mr. Thorne, who relinquished his position as our CEO effective as of 31 December 2006 and retired as Chairman of our Board on 22 May 2007. Under the Retirement Agreement, Mr. Thorne agreed not to compete with us for a period of three years following his retirement and, among other benefits previously received, he received a grant of 92,000 shares of restricted stock under the Ensco 2005 Long-Term Incentive Plan (the "LTIP"), one-third of which vests annually over a three-year period. The second one-third of the restricted stock issued to Mr. Thorne as part of his Retirement Agreement vested on 22 May 2009. The dollar value of restricted stock awards that vested during 2009 was $1,069,052.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors of Ensco International plc (the "Company") is composed of four independent directors who satisfy the requirements of independence as established by Section 10A of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange listing standards. The Audit Committee is governed by a written Charter adopted by the Board of Directors. To fulfill its responsibilities, the Audit Committee of the Company's predecessor ENSCO International Incorporated (which was composed of the same members as the Audit Committee of the Company) met eight times during the 2009 fiscal year.

Management is responsible for the Company's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm employed by the Company (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) with the independent registered public accounting firm.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of Public Company Accounting Oversight Board Rule 3526 regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

The Audit Committee has recommended and the Board of Directors, in the exercise of its business judgment, is expected to approve (as will be confirmed by a majority of the directors' signatures thereon) inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended 31 December 2009, to be filed with the Securities and Exchange Commission. The recommendation was based upon the Audit Committee's review, the exercise of its business judgment, the discussions referred to above and reliance upon the Company's management and independent registered public accounting firm.

Submitted by the Audit Committee,

Gerald W. Haddock, Chairman
Keith O. Rattie
Rita M. Rodriguez
Paul E. Rowsey, III

23 February 2010

Following approval of the Report of the Audit Committee, the Company's name was changed to Ensco plc.

In accordance with the recommendation of the Audit Committee, our Board of Directors approved inclusion of the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended 31 December 2009, and all of our directors acknowledged such approval by signing the Annual Report on Form 10-K as filed with the SEC on 25 February 2010.

Nominating, Governance and Compensation Committee

The principal functions of our Nominating, Governance and Compensation Committee (for purposes of this section, the "Committee") are to select, identify and screen candidates for nomination to our Board of Directors, to recommend composition of committees of our Board, to recommend our slate of officers, to oversee and recommend matters of corporate governance and to review and approve executive officer compensation and employee compensation matters, including matters regarding our various benefit plans, independently or in conjunction with our Board of Directors, as appropriate. To fulfill its responsibilities, the predecessor compensation committee met seven times during 2009. The Committee currently consists of Chairman Thomas L. Kelly II, David M. Carmichael, J. Roderick Clark and C. Christopher Gaut, all of whom meet the independence criteria prescribed by the NYSE for service on a nominating committee and on a compensation committee. Mr. Carmichael will retire from the Board upon completion of his term of office which will be effective immediately before the Meeting is called to order.

The Committee has established an Executive Compensation Subcommittee (for purposes of this section the "Subcommittee"), which consists of Chairman Thomas L. Kelly II, David M. Carmichael and J. Roderick Clark, all of whom qualify as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code. The Subcommittee has been delegated authority to qualify compensation paid by the Company for deductibility under Internal Revenue Code Section 162(m).

In November 2009, on recommendation of the Committee, our Board of Directors approved an amendment to the Committee Charter which (1) added a provision excluding the CEO from deliberation regarding CEO compensation, but permitting CEO participation in Committee deliberations regarding compensation for other executive officers in conformity with prior practice, (2) included a clarifying provision stating that the CEO's performance goal evaluation and related compensation are to be approved following consultation with, and concurrence by, the independent directors, and (3) aligned the Charter with Ensco Corporate Governance Policy provisions addressing Committee nominations and director compensation. In connection with the redomestication, the Committee Charter was adopted by the Board upon recommendation of the Committee in December 2009 after having been revised to address our new status as an English company.

Compensation Committee Interlocks and Insider Participation

As of 31 December 2009, the members of the Compensation Committee were Chairman Thomas L. Kelly II, David M. Carmichael, J. Roderick Clark and C. Christopher Gaut. Mr. Gaut served the Company from 1988 to 2003 in various capacities including Chief Financial Officer. No member of the Compensation Committee is involved in a relationship requiring disclosure as an interlocking executive officer/director or under Item 404 of Regulation S-K.

Director Nominations

Our Compensation Committee, with direct input from the Chairman of the Board and other Board members, is primarily responsible for identifying and screening candidates for nomination to Board membership. Additionally, when and as deemed appropriate, we may retain the services of a third party to identify, evaluate or assist the Compensation Committee and Board in evaluating potential director nominees. Our Board of Directors is responsible for nominating individuals to serve on our Board.

Pursuant to the Ensco Corporate Governance Policy, candidates nominated for election or re-election to our Board of Directors should possess the following qualifications:

- personal characteristics, including:
  - highest personal and professional ethics, integrity and values,
  - an inquiring and independent mind, and
  - practical wisdom and mature judgment,
- experience at the policy-making level in business, government or education,
- expertise that is useful to our Company and complementary to the background and experience of other Board members (in this regard, previous executive and Board experience, an international perspective, capital intensive cyclical business experience and knowledge of the global oil and gas industry are considered to be desirable),
- willingness to devote the required amount of time to perform the duties and responsibilities of Board membership,
- commitment to serve on the Board over a period of several years to develop knowledge about our principal operations,
- willingness to represent the best interests of all shareholders and objectively appraise management performance, and
- no involvement in activities or interests that create a conflict with the director's responsibilities to us and our shareholders.

The Compensation Committee will evaluate the qualifications of each director candidate, including nominees recommended by shareholders, against these criteria in making recommendations to our Board of Directors concerning director nominations. The Compensation Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the perceived needs of our Board at a given point in time and periodically reviews and updates the aforesaid criteria as deemed necessary. Diversity in personal background, race, gender, age and nationality for the Board as a whole may be taken into account favorably in considering individual candidates. We may identify potential director candidates from a number of sources, including recommendations from directors, management, shareholders and executive recruiting firms retained for such purpose.

The Compensation Committee will consider director nominations timely made by shareholders pursuant to the requirements of our Articles of Association referred to in the "Information Concerning Shareholder Proposals for the 2011 Annual General Meeting" section of this Proxy Statement. Any shareholder who intends to nominate a candidate for election as a director at the 2011 Annual General Meeting must use the procedures set forth in our Articles of Association, which provide that nominations of persons for election to the Board of Directors at an annual general meeting of shareholders may be made at the annual general meeting by any shareholder entitled to vote on the election of directors at the meeting who timely complies with the notice procedures described below.

A shareholder's notice must be in proper form and, to be timely, must be delivered to or mailed to and received by our Secretary at our principal executive offices and provide certain other information, not earlier than the close of business on the 75th day and not later than the close of business on the 50th day prior to the first anniversary of the preceding year's annual general meeting, subject to any other requirements of law; provided, however, that (i) in the event that the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 75th day prior to the date of such annual general meeting and not later than the close of business on the later of the 50th day prior to the date of such annual general meeting or, (ii) if the first public announcement of the date of such annual general meeting is less than 65 days prior to the date of such annual general meeting, the 15th day following the day on which public announcement of the date of such meeting is first made. In the case of the 2011 Annual General Meeting, the Articles of Association provide that references to the anniversary date of the preceding year's annual general meeting shall mean the first anniversary of 28 May 2010. Any such nomination must also comply with the other provisions contained in our Articles of Association relating to nominations of persons for election to the Board of Directors.

We did not receive any nominations for director made by any person or group beneficially owning more than 5% of our common stock by the date that was 120 days before the anniversary of the date on which our Proxy Statement was sent to shareholders in connection with the previous year's Annual Meeting.

REPORT OF THE NOMINATING, GOVERNANCE AND COMPENSATION COMMITTEE

The functions of the Nominating, Governance and Compensation Committee (the "Committee", which term as used in this report includes its Executive Compensation Subcommittee) of the Board of Directors of Ensco plc (the "Company"), among others, are to oversee and recommend matters of corporate governance and to review and approve executive officer compensation and employee compensation matters, including matters regarding the Company's various benefit plans and to continually assess the effectiveness of these programs in consideration of the stated compensation strategy, independently or in conjunction with the Board of Directors, as appropriate. The Committee operates independently of management.

The Committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended 31 December 2010 with management. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the CD&A be included in the Company's Proxy Statement on Schedule 14A for the 2010 General Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Submitted by the Nominating, Governance and Compensation Committee,

Thomas L. Kelly II, Chairman
David M. Carmichael
J. Roderick Clark
C. Christopher Gaut

31 March 2010

In accordance with the recommendations of the Nominating, Governance and Compensation Committee, our Board of Directors approved inclusion of the Compensation Discussion and Analysis in this Proxy Statement by Unanimous Written Resolutions on 31 March 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Use of Outside Experts

Our Nominating, Governance and Compensation Committee and its Executive Compensation Subcommittee (for purposes of this Compensation Discussion and Analysis Report, both of which are referred to as the "Committee") in carrying out responsibilities for establishing, implementing and monitoring the effectiveness of our general and executive compensation philosophy, plans and programs, rely on outside experts to assist in its deliberations. During 2009 and 2010, the Committee received compensation advice and data from Pearl Meyer & Partners ("PM&P"), which was selected and retained by the Committee to serve as a compensation consultant in November 2008.

PM&P was engaged by the Committee to conduct a comprehensive evaluation of our compensation philosophy and practices, including executive and non-employee director compensation. As respects executive compensation, the services provided to the Committee by PM&P included a review of the principal components of compensation, base salary, annual bonus and long-term incentives, reviews of plan documentation, peer group selection and competitive analyses, short and long-term incentive plan design review, performance measurement selection recommendations and calibration, and advice on employment contracts. In respect of non-executive director compensation, PM&P reviewed the Company's philosophy and practices regarding general Board compensation, committee compensation, committee chair compensation and director equity award programs.

The compensation consultant reports to and acts at the direction of the Committee and is independent of management. During 2009, PM&P assisted the Committee in a comprehensive review of our compensation and benefit plans as more fully described below. In carrying out its independent role for the Committee, PM&P is not permitted to provide consulting or other services to management except as respects provision of comparative industry surveys and data.

In conjunction with this review, PM&P provided the Committee a comparative market assessment of executive and director compensation, including information relative to compensation trends and prevailing practices. As a result of this review, and in an effort to ensure that our executive and director compensation programs remain competitive within our industry and consistent with our compensation philosophy, our compensation plans and programs were revised during 2009. These revisions include the introduction of a new long-term performance-based component within our long-term incentive program, refinement of certain metrics and targets within our annual cash incentive bonus program and modifications to our director compensation program.

In connection with the Company's redomestication and relocation of its headquarters to the United Kingdom, outside counsel and PM&P assisted the Committee in a comprehensive review of the Company's compensation plans and programs for purposes of determining necessary amendments and evaluating whether the individual plans and programs should be adopted by the new U.K. parent company or remain with and be sponsored by the former parent Delaware corporation. PM&P also participated in a comprehensive analysis to develop the expatriate compensation programs applicable to our executive officers relocating to London.

Throughout 2009, PM&P participated in the Committee deliberations. The Chairman of the Committee also frequently conferred with PM&P in relation to the Committee's activities, including the review of amendments to the Company's compensation plans and benefit programs and the related award goals and targets. The Committee received data regarding compensation trends, issues and recommendations from management, including Michael K. Wiley, our General Manager-Human Resources and Security, who attends all Committee meeting general sessions. In addition to providing the Committee information regarding compensation trends in the general marketplace, compensation practices of other companies in the drilling and oilfield services industries and regulatory compliance developments, PM&P also validated certain data that our Human Resources Department submitted to the Committee regarding incentive compensation calculations for awards payable under the ECIP and LTIP.

Industry Conditions and Implications of Market Forces

Our management and Committee recognize the need to provide compensation and benefits to attract and retain employees, including executive officers, that are competitive and appropriate in the prevailing market. An expressed aspect of the Company's vision statement is "to be the clear choice among employees, customers and investors" and, in recent years, the Company focused on employee and executive officer development, training and succession planning and utilized compensation and benefit programs designed to attract and retain personnel.

During 2006-2008, intense competition for labor in the offshore drilling industry necessitated increases in base salaries and incentive compensation, including retentive programs, for executive officers, managers and supervisory personnel. However, as a result of a decline in the drilling and oilfield services industries that largely resulted from the global economic downturn at the end of 2008, the Company decided it would be appropriate to de-emphasize certain retentive programs and generally freeze base salaries during 2009.

Plan Amendments and Related Activities

During 2009, our Committee, working in consultation with PM&P, embarked upon a comprehensive review of our compensation and benefits philosophy in general and the terms and conditions of our various compensation plans and programs in particular. Throughout 2009, the Committee placed emphasis on reviewing the Company's compensation plans and programs, including those related to compensation for executive officers and directors, which resulted in certain amendments and revisions to our plans and programs. During late 2009, the Committee focused upon the implications of the redomestication on the Company's various benefit plans and programs. The following paragraphs describe the various revisions, amendments and adoptions of our principal compensation and benefit plans that were implemented during 2009.

The Ensco Savings Plan, a qualified 401(k) plan, was amended during 2009 (1) to reduce the percentage increments participants could designate for the various investment options from 10% to 1%, (2) to reduce the maximum amount of Company shares a participant could hold in his or her account from 50% to 25% (larger holdings were "grandfathered", but could not be increased) with a similar percentage limitation on "new money" investments and (3) to implement technical amendments related to the Worker, Retiree and Employer Recovery Act of 2008, the Pension Protection Act of 2006 and final Internal Revenue Code (the "Code") regulations. In connection with the redomestication, the plan was further amended (1) to address both the contemplated change in Company equity from common stock to American depositary shares ("ADSs") and voting rights in respect thereof and (2) to permit certain employees of the U.K. parent company (including the Named Executive Officers who will relocate to London) to participate in the plan. Similar amendments were generally incorporated into the Ensco Multinational Savings Plan.

The 2005 Supplemental Executive Retirement Plan ("2005 SERP") was amended (1) to reduce the maximum amount of Company equity that could be held in the account and reduce "new money" investments in Company equity in the same manner as the Ensco Savings Plan, (2) to extend the date upon which participants must determine the portion of their 2005 Ensco Cash Incentive Plan ("ECIP") bonus they wish to defer as permitted under applicable Code regulations and (3) to clarify the definition of change in control to address the redomestication (which did not constitute a change in control). In connection with the redomestication, the 2005 SERP was further amended to address the conversion of equity to ADSs in a manner similar to the Ensco Savings Plan. In respect of limitations on investment in Company shares and the change in control definition, the predecessor Supplemental Executive Retirement Plan ("SERP") was similarly amended.

Consistent with the amendments to the 2005 SERP and SERP, the ECIP was amended during 2009 (1) to extend the date upon which participants must determine the amount, if any, that they wish to defer relative to the bonus paid under the ECIP, (2) to accord the Committee the ability to set performance goals within the first 90 days of the performance period as permitted under Section 162(m) of the Code and (3) to clarify the definition of change in control to address the redomestication (which did not constitute a change in control).

At the 2009 Annual Meeting of Stockholders, an amendment to the LTIP that authorized issuance of a larger number of shares of restricted stock than was specified in the original plan, within the original 10,000,000 share limit, was submitted to and approved by the Company's shareholders. The LTIP also was amended during 2009 (1) to provide that a violation of the Ethics Policy could result in a clawback of the proceeds of certain prior vested restricted stock or exercised stock options and (2) to authorize performance unit awards as a long-term incentive payable in cash or stock. The addition of performance unit awards under the LTIP followed an extensive review by the Committee, in consultation with PM&P, to implement a component of executive officer compensation based upon long-term (three-year cycle) performance criteria with absolute and relative (peer comparative) measures as more fully described below.

In connection with the redomestication, the LTIP was amended in several respects. The redomestication-related amendments were primarily intended (1) to convert the equity thereunder from common stock to ADSs, including similar conversion of non-qualified stock options ("options" or "stock options"), (2) to conform with U.K. law and (3) to clarify the definition of change in control in a manner similar to the 2005 SERP, SERP and ECIP. The Company's predecessor equity plans (the 1998 Incentive Plan and the 2000 Stock Option Plan) were similarly amended during 2009.

In a manner similar to the 2005 SERP amendments, the 2005 Non-Employee Director Deferred Compensation Plan was amended during 2009 (1) to reduce the amounts which can be invested in Company equity, (2) to address conversion of the former common stock to ADSs and (3) to clarify the definition of change in control. Similar amendments were implemented to the predecessor Non-Employee Director Deferred Compensation Plan. Following the redomestication, the 2005 Non-Employee Director Deferred Compensation Plan was frozen pending further review of its post-redomestication viability under applicable tax laws.

The foregoing summary descriptions are qualified in their entirety by the amendments to and adoptions of the plans and programs, all of which were duly filed with the SEC as exhibits to our Forms 8-K, 10-Q or 10-K.

Executive Officer Compensation Philosophy

Our basic underlying philosophy for executive officer compensation is to utilize competitive base salary, bonus and long-term incentive performance-based compensation to attract, employ, retain and reward individuals capable of leading us to achieve our business objectives. The business objectives include financial, operational and safety performance, preservation of a strong balance sheet, strategic and opportunistic enhancement of our asset base and positioning assets in markets that offer prospects for long-term growth in profitability, all of which we believe will serve to add shareholder value.

Overall operational efficiency and safety performance are among our core values and key business objectives. Achievement of these objectives is measured against specific annual goals and published industry safety standards and serves as a means of determining performance-based compensation. Our executive bonus and long-term incentive compensation philosophy includes the concept that such compensation should increase when we have strong financial performance and should decline when we have weak financial performance. Our philosophy is also grounded in the principle that the creation of shareholder value is a paramount measure of executive officer performance and overall compensation.

Executive officer compensation is composed of three principal components: (1) base salary, (2) cash bonus and (3) long-term incentives in the form of restricted stock, stock options and performance unit awards (payable in cash or stock). Our Committee endeavors to achieve an appropriate combination of these three principal components for purposes of allocating between short and long-term executive officer compensation. Unlike several of our competitors, we do not provide defined benefit retirement plans.

We compete with oilfield service companies as well as other industries and professions for executive level talent. Compensation for our executive officers is measured by reference to a peer group of oilfield service companies of a similar size and historical financial performance determined with the concurrence of PM&P and approved by our Committee. During 2009, the peer group companies were BJ Services Company, Cameron International Corporation, Diamond Offshore Drilling Inc., Noble Corporation, Oceaneering International Inc., Pride International Inc., Rowan Companies Inc., Superior Energy Services, Inc., Tidewater Inc., Transocean Ltd and Weatherford International Ltd.

Our compensation philosophy designates the 50th percentile, or median, of our peer group companies as a general basis for base salary and for establishment of targets for the annual cash bonus. As respects long-term incentives, beginning in 2009, the Committee awarded our executive officers a mix of traditional time-based equity, in the form of restricted stock and stock options, and performance unit awards. Our long-term incentive philosophy is to closely align our executives with long-term shareholder interests by according them both time-based and performance-based LTIP awards that could result in significant compensation if the Company's stock price increases and the Company exceeds pre-established financial performance measures, both absolute and relative to peer companies, over a three-year cycle. However, these long-term incentives are also intended to constitute variable "at risk" compensation that could be of nominal value in the event of poor stock price and financial performance. In formulating the new long-term incentive compensation component, the Committee considered peer company compensation levels and practices and our executive officer retention and succession planning objectives.

Data compiled by PM&P serve to establish the relative executive compensation for the peer group companies. The Committee believes that our aggregate executive officer compensation should generally exceed the peer group median during years of exemplary performance relative to our peer group companies and should generally be below the peer group median during years of poor performance relative to our peer group companies. Accordingly, a significant portion of our cash bonus and long-term incentive based compensation is "at risk" based on performance.

During 2009, the aggregate compensation paid to our executive officers exceeded the median of our peer group companies and was heavily weighted in long-term incentives. This primarily was due to our transition from time-based long-term incentive awards to a combination of time-based and performance-based long-term incentives and special restricted stock grants to three of our Named Executive Officers, as more fully described in the Long-Term Incentives section below.

The Committee reviews the mix of base salary, cash bonus and long-term incentives but does not target a fixed percentage allocation among the compensation elements. The principal components of 2009 compensation for our CEO and the average of our other four Named Executive Officers are presented below:



Chief Executive Officer
Base Pay 11%
Cash Bonus 15%
Long-Term Incentives 74%
Other Named Executive Officers
Base Pay 12%
Cash Bonus 10%
Long-Term Incentives 78%

In establishing, implementing and administering our executive compensation philosophy, our Committee generally does not specifically consider amounts realizable from prior compensation, although such amounts are an inherent part of an overall subjective decision-making process. However, if the relevant performance measures utilized for a prior award or payment are restated or otherwise adjusted in a manner that would reduce the size of a prior award or payment, the Committee could adjust or recover such award or payment or otherwise reduce compensation in accordance with the terms of the underlying plans and applicable laws, rules and regulations, including application of the provisions of the Sarbanes-Oxley Act of 2002 in the event of a restatement of our earnings. Moreover, as noted above, the Committee amended the LTIP during 2009 so as to include a provision addressing clawback of proceeds of certain prior restricted stock and stock option exercises from an LTIP participant who violates the Ethics Policy.

The Committee carefully considers the relationship between our overall compensation policies, programs and practices for executive officers and other employees and risk. The Committee continually monitors the Company's general compensation practices, specifically the design, administration and assessment of our incentive plans, to identify any components, measurement factors or potential outcomes that might create an incentive for excessive risk-taking detrimental to the Company. The Committee determined that the Company's compensation plans and policies do not encourage excessive risk taking. Particular consideration was accorded to potential unintended consequences associated with establishment of ECIP and LTIP performance unit award goals and measurement criteria. In formulating such goals and performance criteria, the Committee focused on matters such as safety performance, financial performance, relative total shareholder return, absolute and relative return on capital employed and strategic team goals. The Committee determined that such goals and performance criteria did not encourage participation in high risk activities that are reasonably likely to have a material adverse effect on the Company.

Section 162(m) of the Code generally disallows a U.S. federal income tax deduction to any publicly-held corporation for compensation paid in excess of $1 million in any taxable year to its principal executive officer or any of its three other most highly-compensated officers (other than the principal executive officer and principal financial officer), unless such compensation meets certain specific requirements. The Committee considers the implications of Section 162(m) and generally prefers to grant awards that will be deductible without limitation where doing so will further the purposes of our executive compensation philosophy. The Executive Compensation Subcommittee (the "Subcommittee"), which consists solely of two or more "outside directors" as defined by Section 162(m), has authority to approve awards relative to our most highly-compensated officers. The Subcommittee will, however, take into consideration the various other factors, together with Section 162(m) considerations, in making executive compensation decisions.

The Committee has been reviewing the Company's executive employment arrangements. As a result of this process, Messrs. Rabun and Chadwick have been offered new employment agreements to replace their existing arrangements. Employment agreements also have been offered to four of our other executive officers, including three Named Executive Officers. The contemplated replacement and new agreements are generally similar to the employment agreements in effect between our peer companies and their executive officers, and contain non-compete, no solicitation, confidentiality and clawback provisions. Neither the existing agreements nor the contemplated replacement or new agreements contain provisions according the executives any tax gross-up or similar tax protection. These contemplated agreements are subject to approval by our Board of Directors and acceptance by the executive officers.

Base Salary

Base salary is considered a critical component of compensation because it constitutes a current cash payment and reward to our employees at all levels, including executive officers, and is an essential factor in attracting and retaining qualified personnel. The appropriate establishment of this component relative to the marketplace is essential to enable us to attract and retain qualified individuals in a competitive industry labor market. Our Committee generally designates the 50th percentile of our peer group companies as a target for base salary because it believes our executive officers should receive a base salary that approximates the base salaries of their counterparts in the peer group and other drilling and oilfield service companies.

To provide guidance to the Committee, comparative salary data are obtained from several sources, including PM&P, general surveys of industry practices and proxy statements. Actual salaries are based on an assessment of each executive officer's overall contribution to the achievement of our business objectives as well as comparisons to similar positions at our peer group companies and other drilling and oilfield service companies.

As previously noted, salaries generally remained unchanged during 2009 in recognition of the industry decline and global economic downturn. The Committee determined that, except as respects increases in responsibilities, executive officer base salaries would be unchanged during 2009. Only Messrs. Burns and Lowe received base salary increases during the year, primarily in recognition of the additional responsibilities they assumed upon the retirement of a former Senior Vice President during mid-2009 and their increased importance to the Company's operational management and succession planning.

Our 2009 individual Named Executive Officer base salaries were all within 10% of the 50th percentile of our peer group companies as presented to the Committee. The annual salaries paid to our Named Executive Officers are reported below in the Summary Compensation Table.

ECIP Cash Bonus

The ECIP annual cash bonuses paid to our executive officers and other key personnel are based upon pre-determined goals. The ECIP was approved by our shareholders effective 1 January 2005 and is being submitted for re-approval by shareholders, including the material terms and the performance goals therein for purposes of Section 162(m) of the Code, at the 2010 General Meeting (see Resolution 5). Shareholder approval will satisfy certain executive compensation related requirements of Section 162(m).

Our Committee believes that a significant portion of executive officer bonus compensation should be tied to the performance of the executives as a group as measured by pre-established financial and non-financial goals, including safety performance, strategic team goals ("STGs") and individual goals. A primary objective of the ECIP is to create a strong link between annual cash bonuses and achievement of specific goals and objectives.

The ECIP provides that failure to achieve some or all of the pre-established individual goals for executive officers could result in a reduction in the formula-derived award by up to 25% in the event achievement of the individual goals significantly fails to meet the targeted goals. Conversely, achievement of individual goals that significantly exceeds targeted performance could result in a discretionary increase of the formula-derived awards by up to 25%. The Committee's general practice and intention is to sparingly utilize individual goal performance to increase or decrease the formula-derived bonuses so that the overall impact of the individual goals does not significantly vary the total amount of bonus paid in any fiscal year. No such individual goal adjustments were implemented for our executive officers during the administration of bonuses for the 2009 plan year.

The Committee also has authority to make discretionary awards to provide a means of redressing unanticipated inequities or to reward exemplary performance. However, this discretion only has been used in limited circumstances.

The ECIP uses performance bands to determine annual payments. For 2009, our Committee approved three performance bands: a threshold, a target and a maximum as described in the footnotes to the Summary Compensation Table. If the threshold for the year is not met, no bonus will be paid for that component. Payments are prorated for performance between threshold and target and between target and maximum for each component. The overall executive officer target bonuses were intended to approximate the 50th percentile of bonuses paid to executive officers of our peer group companies.

Our Committee administered the ECIP bonus awards for 2009 through application of pre-established performance measures. In relation to executive officer compensation, the bonus administration was formula-derived, based upon achievement of pre-established financial, safety performance and strategic team goals. This resulted in a determination by the Committee that the overall bonus calculation amounted to 132.6% of target based on Earnings Per Share ("EPS") of $5.48, Return on Net Assets Employed Before Interest and Taxes ("RONAEBIT") of 21.5%, a Total Recordable Incident Rate ("TRIR") safety score of 0.60 and a Strategic Team Goals ("STG") score of 169.3%.

Subsequent to Committee approval of the previously-disclosed 2009 plan year ECIP target bonus amounts, competitive data provided by the Committee's compensation consultants demonstrated that the bonus target amounts for our executive officers were below the 50th percentile of our peer group companies. Accordingly, 2009 ECIP bonus administration was processed following an upward adjustment of the previously disclosed target bonus amounts and applying the calculated performance results of the original performance measures to those targets. The formula-driven performance measure achievement was calculated at 132.6%.

The 2009 ECIP bonuses paid to our Named Executive Officers generally ranged between the 50th and 75th percentile of our peer group companies. The amounts awarded to our Named Executive Officers under the ECIP for 2007, 2008 and 2009 are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The bases for establishment of the financial, safety performance and strategic team goals and their associated target ranges are described in the footnotes following the Summary Compensation Table.

For the 2010 plan year, three performance bands were approved: a threshold, a target and a maximum. If the threshold for the fiscal year is not met, no bonus will be paid for that component. Payments will be prorated for performance between the threshold and target and between the target and maximum for each component. The threshold, target and maximum possible payouts under the ECIP for each of our Named Executive Officers for the 2010 plan year are disclosed in the footnotes following the Summary Compensation Table.

Consistent with 2009, the ECIP performance measures for the 2010 plan year consist of EPS, RONAEBIT, TRIR and STG. RONAEBIT shall be calculated as Operating Income divided by Net Assets Employed. Net Assets Employed shall be calculated as average Total Assets less cash and cash equivalents, short-term investments and non-interest bearing liabilities except for accrued interest and ECIP obligation.

Each of the 2010 plan year financial performance measures were established as a percentage of budget, with the target set equal to budget, threshold at 70% of budget and maximum at 130% of budget. For the safety measure, the threshold was set equal to the prior year's industry standard safety average as reported by the International Association of Drilling Contractors ("IADC"). The target and maximum were established as internally developed improvements of the IADC reported industry averages.

STG for executive officers are established by our Committee within the first 90 days of each year. The 2010 STG, as approved by the Committee in March 2010, address the following seven objectives with a weighting assigned to each item as indicated: Operational Excellence (30%), Leadership and Strategic Issues (15%), Deepwater Initiative (15%), Redomestication (10%), Human Resources (10%), Systems (10%) and Corporate Compliance Initiatives (10%).

Long-Term Incentives

A longstanding objective of our Committee has been to motivate, reward and retain our executive officers by means of equity compensation. Because the value of equity awards over time bears a direct relationship to the price of our shares, the Committee believes equity awards under the LTIP constitute an effective incentive to create long-term value for our shareholders. Our compensation philosophy is to grant share-based awards to key personnel to instill shareholder perspective and values in their performance and to provide a strong retentive element to our compensation program.

Both restricted stock and stock option grants have been used to motivate, reward and retain our executive officers and key employees through potential share value appreciation and equity accumulation. Equity accumulation is generally encouraged, and we have adopted security ownership guidelines for our executive officers. The guidelines, which are included in the Ensco Corporate Governance Policy, provide that each Named Executive Officer should hold a minimum of 10,000 of our shares upon becoming a Named Executive Officer and should hold a minimum of 20,000 of our shares after five years of continuous service as a Named Executive Officer.

The LTIP encourages participants to focus on our long-term performance and provides an opportunity for our executive officers and other key personnel to be aligned with shareholders through grants of restricted stock or stock options. Long-term incentive award target amounts are based on a combination of competitive data and an evaluation of individual performance. In determining the target award amounts, the Committee considers contributions, impact on long-term shareholder value and the need to provide a strong retentive component in executive officer and key employee compensation.

Determinations regarding annual LTIP equity awards are normally made in May of each year. To provide a consistent approach to the timing of equity award issuance, the Committee has adopted a general policy of issuing annual equity on or about 1 June of each year. This policy was applied for the annual awards to our executive officers during 2009.

The annual LTIP equity awards issued on 1 June 2009 were in the form of restricted stock and stock options. A three-year vesting cycle was utilized for equity awarded to our executive officers during 2009. The 2009 restricted stock grants to executive officers vest (restrictions lapse) at a rate of 33.3% each year over a three-year period. Executive officer stock options awarded during 2009 vest at the rate of 33.3% per year over a three-year period and are valid for seven years from the grant date. Consistent with our understanding of general practices, including practices of our peer group companies, our unvested shares of restricted stock have dividend and voting rights on the same basis as our outstanding shares.

Our Committee adopted a practice of granting special equity awards to newly-hired or promoted officers and key employees. During 2009, no such awards were granted to our Named Executive Officers. However, during 2009 the annual equity awards were supplemented by special restricted stock grants to three of our Named Executive Officers (Messrs. Burns, Lowe and Swent) as detailed in the Grants of Plan-Based Awards Table and related footnotes. The supplemental restricted stock grants were based upon assumption of additional responsibilities, retention and succession planning considerations.

During 2009, following consultation with PM&P, the Committee determined that it would be appropriate to add a long-term performance-based component to executive compensation. Accordingly, the Committee authorized grants of performance unit awards under the LTIP that were based upon a three-year cycle as described herein. Performance unit awards issued under the LTIP are based upon pre-determined absolute and relative (peer group comparison) targets. The ultimate value of performance unit awards is variable and "at risk" based on the Company's performance relative to pre-established goals.

The Committee granted performance unit awards to our executive officers based upon long-term absolute and relative performance criteria during 2009. Although we anticipate that future performance unit awards will be based upon a three-year cycle with vesting at the end of the cycle, the initial awards were phased-in for the first three years to provide initial pro-rata annual awards in advance of the 2012 first full cycle vesting date. The initial two phased-in performance unit awards to our Named Executive Officers were generally based upon ⅓ and ⅔ allocations of full (three-year) cycle awards and vest during 2010 and 2011, respectively, as specified in the Grants of Plan-Based Awards Table and related footnotes. In recognition of the restricted stock awards granted to Messrs. Lowe and Burns as discussed above, their initial performance unit awards were based upon ⅓ allocations of full cycle awards for the awards that vest during 2010 and 2011 as specified in the Grants of Plan-Based Awards Table and related footnotes.

The issuance of the initial performance unit awards followed culmination of a project that began early during 2009. The Committee, working in conjunction with PM&P, decided to implement a long-term performance-based compensation program applicable to certain of the Company's executive officers. Following extensive deliberation, the Committee determined that three performance criteria should be utilized, two of which would be on a relative basis by comparison to a group of peer companies composed of Atwood Oceanics, Inc., Diamond Offshore Drilling Inc., Helmerich & Payne, Inc., Hercules Offshore, Inc., Nabors Industries Ltd., Noble Corporation, Parker Drilling Company, Pride International Inc., Rowan Companies Inc. and Transocean Ltd (the "Performance Peers").

The performance unit award components were weighted 50% for relative Total Shareholder Return ("TSR") and 25% each for relative Return on Capital Employed ("ROCE") and absolute ROCE. The Committee selected relative TSR and relative and Absolute ROCE as the measures for the performance unit awards due, in part, to their prevalence in performance-based plans within our industry. Both measures also serve to align performance with shareholder interests and, as respects ROCE, a meaningful measure of efficiency in a capital intensive industry. For more detailed information, refer to the Grants of Plan-Based Awards Table and related footnotes. All 2009 restricted stock, stock options and performance unit awards granted under the LTIP to our Named Executive Officers are reported in the Grants of Plan-Based Awards Table.

Although the initial performance unit awards under the LTIP were issued in November 2009, it is contemplated that the Committee will grant future performance awards to executive officers annually within the first 90 days of the performance period in order to comply with the requirements of Section 162(m) of the Code for U.S. federal income tax deduction purposes. The awards ordinarily will be based upon a three-year cycle. The performance unit awards granted to our Named Executive Officers in March 2010 will be applicable for a three-year performance period ending 31 December 2012.

As discussed above, the Committee, in consultation with PM&P, decided that long-term incentive target award amounts for our executive officers should be equally divided into two components; (1) time-based restricted stock and stock options and (2) performance unit awards. The time-based awards are composed of two-thirds restricted stock and one-third stock options. The restricted stock and stock options vest ratably over three years, and the options have a seven-year term (or life). The performance unit awards vest on a three-year cliff and may be settled in shares, cash or a combination thereof at the Committee's discretion.

To date, all performance units have been tied to three financial performance metrics: relative TSR (50%), absolute ROCE (25%) and relative ROCE (25%). Each metric is measured over a three-year performance period, and has a threshold, a target and a maximum. If the minimum threshold for the respective financial performance measure is not met, no amount will be paid for that component. Payments are prorated for performance between the threshold and target and between the target and maximum for each component.

The performance unit awards issued to our executive officers during 2009 will vest at the end of 2011 and will be determined, certified and paid by the Committee following evaluation of the measurement criteria during early 2012. As discussed above, the Committee determined that it would be appropriate to phase-in the long-term performance-based awards and approved performance unit awards for the 2007-2009 and the 2008-2010 cycles to implement the phase-in during 2009.

The threshold, target and maximum possible payouts of all of the performance unit awards issued to our Named Executive Officers and the restricted stock and stock option awards granted to them during 2009 are reported in the Grants of Plan-Based Awards Table and related footnotes.

Performance unit awards for the 2010 plan year were approved for each of our Named Executive Officers in March 2010. The threshold, target and maximum possible payouts of the awards are disclosed in the footnotes following the Summary Compensation Table. In conformity with past practice, it is contemplated that the time-based restricted stock and stock option component of 2010 incentive compensation will be awarded to our Named Executive Officers by the Committee effective 1 June 2010.

Our long-term incentive compensation program is designed to accord our executive officers aggregate long-term incentive target award opportunities in amounts that approximate the median value of long-term incentives awarded to executive officers of our peer group companies. The program will continually be reviewed to ensure that it is compliant and tax efficient with the overall objective of providing an optimum link between executive compensation and shareholder value creation.

Other Executive Compensation Matters

We offer health and welfare and retirement savings programs to all eligible employees. Our executive officers and management generally are eligible for the same benefit programs on the same basis as our other employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. The health and welfare programs we offer include medical, wellness, pharmacy, dental, vision, life insurance and accidental death and disability. Beginning in January 2009, we offered the U.S.-taxpaying employee participants in our health and welfare program the option of participating in a flexible spending account, thus permitting deferral of pre-tax dollars for use in paying qualified medical and childcare expenses.

Executive officers may participate on the same basis as other employees in the employer matching and profit sharing provisions of our defined contribution savings plans on a tax-deferred basis. For 2009, the maximum total matching contribution available to executive officers and other employees who participated in the Ensco Savings Plan (a qualified 401(k) plan) and 2005 SERP was 5% of eligible salary.

Discretionary profit sharing contributions, which are directly aligned with our financial performance and profitability, amounted to 10% of eligible wages for executive officers and other employees in respect of 2009. The profit sharing awards are determined annually by our Board of Directors, following due consideration of the recommendation of our Committee. The annual profit sharing distributions generally are limited to the lesser of 4% of annual net income or 10% of eligible employee wages. The matching contributions and profit sharing awards to our Named Executive Officers are reported in the All Other Compensation column of the Summary Compensation Table.

The 2005 SERP was created to provide an additional tax-deferred savings vehicle for certain highly-compensated employees, including our Named Executive Officers, whose participation in the profit sharing and 401(k) savings plan features of the Ensco Savings Plan is restricted due to funding and contribution limitations of the Internal Revenue Code. Executive officers who participate in the 2005 SERP may elect to defer a portion of their base salary and/or annual cash bonus payments up to a percentage specified annually by our Committee and ratified by our Board of Directors. For 2009, the maximum salary deferral was 50%, inclusive of the 5% 401(k) contribution, and 100% of annual ECIP bonus payments. For 2010, maximum deferrals were maintained at the same levels.

Executive officers who elect to defer compensation in the 2005 SERP must do so annually and may direct the investment of the amount deferred and retained by us. The 2005 SERP is administered by a third party, and deferred compensation may be invested in authorized funds similar to the investment options available under the Ensco Savings Plan. Investments also may be made in funds or publicly-traded securities on a self-directed basis. Additional information regarding deferred compensation of our Named Executive Officers is reported below in the Nonqualified Deferred Compensation Table.

Redomestication Benefits

In connection with the redomestication, the Committee and PM&P participated in development of allowances and reimbursements for our executive officers who attain expatriate status by relocating to our principal executive offices in London as follows:

- a foreign service premium equal to 15% of the executive's base salary;

- a cost of living allowance equal to a percentage of the executive's base salary: (a) 15.25% for the CEO, (b) 15.65% for senior vice presidents and (c) 16.45% for vice presidents and senior managers;
- a lump sum relocation allowance equal to one month's base salary plus $10,000 (not to exceed $80,000 in the aggregate) and standard outbound services, including "house hunting" trips, tax preparation services, home sales assistance, shipment of personal effects and other relocation costs;
- a monthly housing allowance of up to (a) $27,917 for the CEO, (b) $20,833 for senior vice presidents and (c) $14,333 for vice presidents and senior managers;
- a monthly transportation allowance of up to $2,500;
- an annual home leave allowance including air fare for the employee, spouse and eligible dependents;
- eligible dependents' schooling assistance; and
- an additional benefit designed to equalize the home country income tax paid by the expatriate so that his or her total home country income tax costs will be no more or less than an amount that would have been incurred had the expatriate not accepted the expatriate assignment and remained in the home country in the same capacity.

Such benefits are customary for expatriate assignments in our industry. The Company's redomestication benefits are intended to approximate the expatriate benefits received by industry peer executives and managers and will be subject to periodic review by the Committee.

Chief Executive Officer Compensation

Our independent directors believe the principal components of compensation for our CEO should be subject to their review and concurrence or approval. As provided in the Committee Charter, the CEO's base salary, ECIP cash bonus and LTIP long-term equity and performance unit awards are reviewed and approved following consultation with and concurrence by our independent directors.

The base salary of our CEO is reviewed annually, consistent with our salary administration policy for all executive officers as discussed above. The Committee considers adjustments to base salary based upon a subjective evaluation of our CEO's contributions to our progress in achieving certain business objectives and by reference to the median salary paid to Chief Executive Officers of our peer group companies. Following consultation with, and concurrence by, the independent directors, consistent with the determination to generally freeze base salaries, it was determined that Mr. Rabun's base salary as our CEO would remain at the level that applied during the second half of 2008. Mr. Rabun's total base salary during 2009 was $878,625.

Mr. Rabun was awarded an ECIP cash bonus of $1,165,446 during March 2010 relative to 2009 performance. The formula-derived bonus was based on EPS of $5.48, RONAEBIT of 21.5%, a safety (TRIR) score of 0.60 and a STG score of 169.3%. The CEO's ECIP award is more fully described in the footnotes following the Summary Compensation Table.

Pursuant to the LTIP, Mr. Rabun received an award of 27,030 shares of restricted stock and 32,499 stock options during 2009. During 2009, he also received performance unit awards for three performance periods with an aggregate target payout of $3,348,000. The CEO's performance unit awards are more fully described in the footnotes following the Grants of Plan-Based Awards Table.

Mr. Rabun's ECIP bonus, equity and performance unit awards were approved following consultation with, and concurrence by, the independent directors. The restricted stock and stock option awards were issued to Mr. Rabun on 1 June 2009. The performance unit award for the first performance period ending 31 December 2009 in the amount of $746,325 was paid to Mr. Rabun in March 2010.

In evaluating 2009 CEO performance and administering Mr. Rabun's overall compensation, our Committee, in consultation with our independent directors, considered several performance related factors, including (1) Mr. Rabun's leadership in conceptualizing, formulating, presenting and implementing the Company's redomestication, (2) his success in managing our general business, (3) the Company's achievement of record safety and outstanding financial performance under his stewardship, (4) his role in the prudent and conservative management of our balance sheet, (5) his participation in the successful assimilation of a new Vice President of Investor Relations and Treasurer into the management team, (6) his oversight of the effective start-up of two new ultra-deepwater semisubmersible rigs and (7) his able management of our assets and human resources with a strategic focus.

Employment Contracts, Termination of Employment Arrangements and Potential Post-Termination Payments

In connection with succession planning activities involving the initial employment of Mr. Rabun and the promotion of Mr. Chadwick to his current position during 2006, the Committee and Board authorized contracts with Messrs. Rabun and Chadwick as described below. In connection with the redomestication in December 2009, our former Delaware parent corporation entered into an amendment and restatement of the letter agreement with Mr. Chadwick and an amendment to the employment offer letter agreement with Mr. Rabun. The severance entitlements included in the original 2006 employment agreements did not change in the December 2009 amendment and restatement.

On 6 February 2006, we entered into an employment offer letter agreement with Mr. Rabun in connection with his election as our President and appointment as a member of our Board of Directors, as amended on 22 December 2009. Under the agreement, Mr. Rabun's initial annual base salary was set at $750,000, subject to annual review and adjustment. The agreement provided that he was eligible to receive an annual ECIP cash bonus for 2006 based upon performance against pre-established goals. Additionally, Mr. Rabun was granted 75,000 shares of restricted stock and 100,000 stock options with an exercise price of $47.12 per share, equal to the market value of our shares on 20 March 2006, the date Mr. Rabun's employment commenced ("Initial Grants"). The Initial Grants are reported in the Outstanding Equity Awards at Fiscal Year-End Table. Pursuant to the agreement, Mr. Rabun was not eligible for an annual equity award under the LTIP during 2006.

In order to offset loss of certain retirement entitlements attendant to his former position, we made a cash contribution of $1,100,000 to Mr. Rabun's SERP account as an employer discretionary contribution upon commencement of his employment pursuant to the agreement. This contribution was fully vested on the date of contribution. The agreement also provided that Mr. Rabun receive other benefits generally available to our executive officers and credited him with six years of prior service for purposes of determining Normal Retirement Age under the terms of the LTIP.

Under the agreement, Mr. Rabun will be entitled to a severance payment of two times his most recent base salary and target bonus as well as immediate vesting of 20% of the Initial Grants if he is involuntarily terminated other than by reason of gross negligence, malfeasance, breach of fiduciary duty or similar cause ("for cause") or he voluntarily terminates his employment for "good reason". Separately, in the event of an actual or constructive termination other than "for cause" within two years following a change in control, Mr. Rabun will be entitled to three times his most recent base salary and target bonus, as well as full vesting of all outstanding equity awards.

The severance protections described above will apply for the initial four years of Mr. Rabun's employment and will renew annually thereafter unless terminated in writing by us with at least one-year prior notice. The foregoing summary is qualified in its entirety by reference to the Agreement, which was attached as Exhibit 10.1 to the Current Report on Form 8-K filed on 6 February 2006, and the amendment, which was attached as Exhibit 10.15 to the Current Report on Form 8-K filed on 23 December 2009, both of which are incorporated herein by reference.

The table below summarizes Mr. Rabun's estimated severance entitlement (assuming that a triggering event took place on 31 December 2009, and the price per share of our common stock was the closing market price of $39.94 on that date):

Daniel W. Rabun
Estimated Severance for Involuntary or Good Reason Termination

Base Salary as of 31 December 2009	Target Bonus as of 31 December 2009	Initial Grants and Awards		Total
		Restricted Stock	Options	
		75,000 shares	100,000 shares	
$ 878,625	$ 878,625	x 20% = 15,000	x 20% = 20,000	
x 2	x 2	x $39.94	x $0.00[1]	
$1,757,250	$1,757,250	$599,100	$ —	$4,113,600

Estimated Severance for Actual or Constructive Termination Following a Change in Control

Base Salary as of 31 December 2009	Target Bonus as of 31 December 2009	Outstanding on 31 December 2009			Total
		Restricted Stock	Options	Performance Unit Awards	
		158,361 shares	232,499 shares		
$ 878,625	$ 878,625	x 100% = 158,361	x 100% = 232,499		
x 3	x 3	x $39.94	x $0.00[2]		
$2,635,875	$2,635,875	$6,324,938	$ —	$3,348,000[3]	$14,944,688

(1) Closing market price of $39.94 is less than exercise price of $47.12.

(2) Closing market price of $39.94 is less than the exercise price for all of Mr. Rabun's 232,499 options outstanding as of 31 December 2009.

(3) Performance unit awards can be settled in shares, cash or a combination thereof at the Committee's discretion.

On 1 March 2006, we entered into a letter agreement with Mr. Chadwick, our Executive Vice President and Chief Operating Officer, which was amended and restated effective 23 December 2009 as noted above. The agreement provided that Mr. Chadwick will be entitled to a severance payment of two times his most recent base salary and target bonus if he is involuntarily terminated other than by reason of gross negligence, malfeasance, breach of fiduciary duty or similar cause ("for cause"). Separately, in the event of an actual or constructive termination other than "for cause" within two years following a change in control, Mr. Chadwick will be entitled to three times his most recent base salary and target bonus, as well as full vesting of all outstanding equity awards.

The severance protections described above will apply for four years following Mr. Chadwick's appointment to serve as Executive Vice President and Chief Operating Officer, which was effective 1 January 2006, and will renew annually thereafter unless terminated in writing by us with at least one-year prior notice.

The foregoing summary is qualified in its entirety by reference to the Agreement, which was attached as Exhibit 10.14 to the Current Report on Form 8-K filed on 23 December 2009.

The table below summarizes Mr. Chadwick's estimated severance entitlement (assuming that a triggering event took place on 31 December 2009, and the price of our shares was the closing market price of $39.94 on that date):

William S. Chadwick, Jr.
Estimated Severance for Involuntary or Good Reason Termination

Base Salary as of 31 December 2009	Target Bonus as of 31 December 2009	Total
$ 550,605	$412,952	
x 2	x 2	
$1,101,210	$825,904	$1,927,114

Estimated Severance for Actual or Constructive Termination Following a Change in Control

Base Salary as of 31 December 2009	Target Bonus as of 31 December 2009	Outstanding on 31 December 2009			Total
		Restricted Stock	Options	Performance Unit Awards	
		87,857 shares	118,294 shares		
$ 550,605	$ 412,952	x 100% = 87,857	x 100% = 118,294		
x 3	x 3	x $39.94	x $0.47(1)		
$1,651,815	$1,238,856	$3,509,009	$55,598	$2,271,000(2)	$8,726,278

(1) This amount represents the weighted-average intrinsic value of Mr. Chadwick's 118,294 options based on the closing market price of $39.94 per share.
(2) Performance unit awards can be settled in shares, cash or a combination thereof at the Committee's discretion.

The LTIP provides certain benefits in the event of a dissolution, liquidation, reorganization or change in control of the Company. If the Company is dissolved or liquidated, all outstanding awards will immediately vest or become exercisable or payable in full, and all forfeiture restrictions will lapse upon such date to be fixed by the Committee. The Committee will provide written notice to each participant at least 30 days in advance of the fixed date.

If the employment of an LTIP participant is terminated without cause or if a participant resigns from his or her employment for "good reason" within the two-year period following a change in control of the Company, all of his or her outstanding awards under the LTIP will immediately vest or become exercisable or payable, and all forfeiture restrictions will lapse. A "change in control" will be deemed to occur under the LTIP if any person acquires beneficial ownership of 50% or more of our voting securities; or there is a change in the composition of a majority of the then-incumbent Board of Directors. A participant will be deemed to have resigned for "good reason" if, after notice and a 30 day period to cure, any of the following events have occurred: (i) without the participant's express written consent, the assignment of the participant to any position which is not at least equivalent to the participant's duties, responsibilities and status within the Ensco group immediately prior to the change in control; (ii) a reduction of the participant's base salary or of any bonus compensation formula applicable to him or her immediately prior to the change in control; (iii) a failure to maintain, or the taking of any action that would materially effect the participant's participation in or reduce the participant's benefits under, any of the employee or material fringe benefits to which participant is entitled at a level substantially equal to or greater than the value to him or her and his or her dependents of those employee benefits in effect immediately prior to the change in control; (iv) the failure to permit the participant to take substantially the same number of paid vacation days and leave to which the participant is entitled immediately prior to the change in control; or (v) requiring the participant who is based in the present office in Dallas, Texas on the date a change in control occurs to be based anywhere other than within a fifty (50) mile radius of the present office in Dallas, Texas, except for required travel on business to an extent substantially consistent with the participant's business travel obligations immediately prior to the change in control.

Estimated severance entitlements under the LTIP following a dissolution or liquidation or an actual or constructive termination upon a change of control, for Messrs. Lowe, Burns and Swent are as follows (assuming a triggering event took place on 31 December 2009, and the price per share of our common stock was the closing price of $39.94 on that date):

	Restricted Stock	Stock Options	Performance Unit Awards	Total
Patrick Carey Lowe	$2,214,633	—	$1,016,666	$3,231,299
John Mark Burns	$2,608,761	—	$1,016,666	$3,625,427
James W. Swent III	$2,743,239	$47,963*	$1,220,000	$4,011,202

* This amount represents the weighted-average intrinsic value of Mr. Swent's 76,844 options based on a closing market price of $39.94 per share.

Contemplated New Employment Contracts

The Committee has been reviewing the Company's executive employment arrangements. As a result of this process, Messrs. Rabun and Chadwick have been offered new employment agreements to replace their existing arrangements. Employment agreements also have been offered to four of our other executive officers, including three Named Executive Officers. The contemplated replacement and new agreements are generally similar to the employment agreements in effect between our peer companies and their executive officers, and contain non-compete, no solicitation, confidentiality and clawback provisions. Neither the existing agreements nor the contemplated replacement or new agreements contain provisions according the executives any tax gross-up or similar tax protection. These contemplated agreements are subject to approval by our Board of Directors and acceptance by the executive officers.

Separation Agreement

In connection with the retirement of Phillip J. Saile from his position as the Company's Senior Vice President—Operations in June 2009, the Company and Mr. Saile entered into a Separation Agreement dated 29 June 2009. The Separation Agreement provided for payment to Mr. Saile of one year base salary of $402,750 in a lump sum and a severance bonus amount of $119,875, less required withholdings. The Company also agreed to provide COBRA and outplacement benefits to Mr. Saile. In addition, Mr. Saile's unvested shares of restricted stock granted under the Company's long-term incentive plans were accelerated and vested with the exception of the restricted stock award granted in June 2009, which was forfeited. The Separation Agreement included certain customary waivers and releases and a one year non-compete agreement.

Retirement and Other Benefits

All full-time U.S. taxpayer employees are eligible to participate in the Ensco Savings Plan, and beginning in January 2009, certain of our non-U.S. employees are eligible to participate in the Ensco Multinational Savings Plan. Executive officers and other key personnel are entitled to participate in the 2005 SERP. We do not have a defined benefit pension plan for our executive officers or our employees in the United States.

Perquisites and Other Personal Benefits

In conformity with our Committee's conservative philosophy, and except as respects the redomestication benefits described above, our executive officers receive only limited perquisites involving items such as wholly or partially-paid club memberships and, on the same basis as other employees in the corporate headquarters, subsidized office parking. Our executive officers are eligible to receive company-paid or company-subsidized life insurance, medical and disability coverage on the same basis as our other employees.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation earned by each of our Named Executive Officers for the fiscal years ended 31 December 2009, 2008 and 2007:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Share Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)(5)(6)	All Other Compensation ($)(7)	Total ($)
Daniel W. Rabun	2009	$878,625	$5,153,199	$ 558,008	$1,165,446	$154,655	$7,909,933
Chairman, President and	2008	$851,813	$5,506,847	$ —	$1,173,784	$148,196	$7,680,640
Chief Executive Officer	2007	$787,500	$2,530,732	$2,566,900	$1,119,448	$133,382	$7,137,962
William S. Chadwick, Jr.	2009	$550,605	$3,495,417	$ 378,495	$ 547,757	$ 97,125	$5,069,399
Executive Vice President	2008	$533,803	$2,394,453	$ —	$ 563,416	$ 96,328	$3,588,000
and Chief Operating Officer	2007	$499,500	$1,012,232	$1,026,760	$ 537,259	$ 89,555	$3,165,306
Patrick Carey Lowe	2009	$366,721	$2,803,740	$ 203,361	$ 330,987	$ 63,304	$3,768,113
Senior Vice President							
John Mark Burns	2009	$366,721	$2,378,340	$ 203,361	$ 330,987	$ 67,412	$3,346,821
Senior Vice President							
James W. Swent III	2009	$415,883	$2,133,022	$ 203,361	$ 330,987	$ 75,896	$3,159,149
Senior Vice President—	2008	$403,192	$1,676,153	$ —	$ 350,148	$ 75,404	$2,504,897
Chief Financial Officer	2007	$372,750	$ 809,968	$ 821,408	$ 371,001	$ 69,184	$2,444,311

(1) The amounts disclosed in this column include amounts voluntarily deferred under the Ensco Savings Plan and the 2005 Ensco Supplemental Executive Retirement Plan (referred to collectively along with the Ensco Supplemental Retirement Plan as the "SERP" in the Executive Compensation tables and related footnotes) as disclosed in the Nonqualified Deferred Compensation Table.

(2) The amounts disclosed in this column for 2008 and 2007 represent the aggregate grant-date fair value of restricted stock awards. The amounts disclosed in this column for 2009 represent the aggregate grant-date fair value of restricted stock awards and performance unit awards as follows:

	Restricted Stock	Performance Unit Awards	Total
Daniel W. Rabun	$1,116,069	$4,037,130	$5,153,199
William S. Chadwick, Jr.	$ 756,970	$2,738,447	$3,495,417
Patrick Carey Lowe	$1,682,865	$1,120,875	$2,803,740
John Mark Burns	$1,257,465	$1,120,875	$2,378,340
James W. Swent III	$ 661,905	$1,471,117	$2,133,022

Grant-date fair value for restricted stock and performance unit awards is measured using the market value of our shares on the date of grant and the estimated probable payout on the date of grant, respectively, as described in Note 9 to our 31 December 2009 audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on 25 February 2010. If the maximum level of payout is achieved under the 2009 performance unit award grants, the aggregate fair value of the related performance unit awards would be: Mr. Rabun $7,800,840, Mr. Chadwick $5,291,430, Mr. Lowe $2,368,834, Mr. Burns $2,368,834 and Mr. Swent $2,842,600. Performance unit awards may be settled in shares of the Company, cash or combination thereof at the Company's discretion.

(3) The amounts disclosed in this column represent the grant-date fair value of stock options. The grant-date fair value of each stock option is estimated using the Black-Scholes option valuation model. Assumptions used in this model are included in Note 9 to our 31 December 2009 audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on 25 February 2010.

(4) The amounts disclosed in this column represent bonuses awarded for the 2009, 2008 and 2007 plan years pursuant to the ECIP. Such bonuses were awarded and paid during the following year based upon the achievement of pre-determined financial, safety performance and strategic team goals during the plan year. The 2009 amounts disclosed in this column include amounts voluntarily deferred under the SERP as follows: Mr. Lowe $165,494 and Mr. Swent $132,395.

(5) Under the ECIP, our executive officers and other management employees may receive an annual cash bonus based upon achievement of pre-determined financial, safety performance and strategic team goals. The ECIP uses performance bands to determine annual payments: a threshold, a target and a maximum for each of our executive officers. If the threshold for the fiscal year is not met, no bonus is paid for that component. Payments are prorated for performance between the threshold and target and between the target and maximum for each component.

In November 2008, the Committee approved financial, safety performance and strategic team goals for our executive officers for the 2009 plan year. The ECIP performance measures and actual results for the executive officers for the 2009 plan year were as follows:

2009 ECIP PERFORMANCE MEASURES

Performance Measures	Weighting	Threshold	Target	Maximum	Actual Results	% of Target Achieved*
EPS	**30%**	$0.40	$5.94	$8.11	$ 5.48	91.7%
RONAEBIT	**30%**	5%	19%	36.3%	21.5%	114.5%
Safety (TRIR)	**10%**	1.15	1.00	0.80	0.60	200.0%
Strategic Team Goals	**30%**	0%	100%	200%	169.3%	169.3%
TOTAL AWARD	**100%**					132.6%

* The Committee set a maximum percentage target achievement of 200% for 2009.

The Committee administered the ECIP bonus awards for 2009 by reference to pre-established performance measures and goals. The bonus administration, which was formula-derived based upon achievement of pre-established financial, safety performance and strategic team goals, was processed following an upward adjustment of previously-disclosed target bonus amounts implemented in consideration of competitive data provided by the Committee's compensation consultants.

The resulting threshold, target and maximum estimated possible payouts for our Named Executive Officers for the 2009 plan year and the related actual payouts to our Named Executive Officers made in March 2010 were as follows:

	Threshold	Target	Maximum	Actual
Daniel W. Rabun	$439,313	$878,625	$1,757,250	$1,165,446
William S. Chadwick, Jr.	$206,476	$412,952	$ 825,904	$ 547,757
Patrick Carey Lowe	$124,765	$249,530	$ 499,060	$ 330,987
John Mark Burns	$124,765	$249,530	$ 499,060	$ 330,987
James W. Swent III	$124,765	$249,530	$ 499,060	$ 330,987

(6) For the 2010 plan year, three performance bands were approved: a threshold, a target and a maximum. If the threshold for the fiscal year is not met, no bonus will be paid for that component. Payments are prorated for performance between the threshold and target and between the target and maximum for each component.

The threshold, target and maximum estimated possible payouts for our Named Executive Officers under the ECIP for the 2010 plan year were approved by the Committee in March 2010 as follows:

	Threshold	Target	Maximum
Daniel W. Rabun	$439,313	$878,625	$1,757,250
William S. Chadwick, Jr.	$206,476	$412,952	$ 825,904
Patrick Carey Lowe	$124,765	$249,530	$ 499,060
John Mark Burns	$124,765	$249,530	$ 499,060
James W. Swent III	$124,765	$249,530	$ 499,060

(7) See All Other Compensation Table.

Base salary for our executive officers is set relative to the median of a peer group of oilfield service companies approved by our Committee. Our 2009 peer group companies are described under the heading "Executive Officer Compensation Philosophy". Actual salaries are based on the Committee's assessment of each executive's overall contribution to the achievement of our business objectives as well as comparisons to similar positions at our peer group companies.

As described above under the heading "Employment Contracts, Termination of Employment Arrangements and Potential Post-Termination Payments", in connection with the redomestication in December 2009 we revised the original letter agreements with Messrs. Rabun and Chadwick addressing severance protection. The December 2009 revision of the agreements did not change the severance benefits of the original 2006 employment agreements.

All Other Compensation Table

The table below summarizes premiums paid for group term life insurance, contributions to various benefit plans we sponsor and other payments (see footnotes) for the fiscal year ended 31 December 2009:

All Other Compensation Table
For the Year Ended 31 December 2009

Name	Group Term Life Insurance[1]	Ensco Savings Plan[2]	Profit Sharing Plan[3]	SERP[4]	Dividends on Non-Vested Restricted Stock Awards[5]	Other[6]	Total All Other Compensation
Daniel W. Rabun	$10,062	$12,250	$85,727	$30,614	$16,002	$ —	$154,655
William S. Chadwick, Jr.	$ 7,524	$12,250	$53,723	$14,611	$ 9,017	$ —	$ 97,125
Patrick Carey Lowe	$ 4,647	$12,250	$35,662	$ 5,581	$ 3,244	$1,920	$ 63,304
John Mark Burns	$ 2,901	$12,250	$35,618	$ 5,559	$ 5,007	$6,077	$ 67,412
James W. Swent III	$ 8,328	$12,250	$40,578	$ 8,039	$ 6,701	$ —	$ 75,896

(1) The amounts disclosed in this column represent the group term life insurance premiums paid for each Named Executive Officer.

(2) The amounts disclosed in this column represent the maximum allowable portion of our matching contributions paid into each Named Executive Officer's Ensco Savings Plan account.

(3) The amounts disclosed in this column represent our profit sharing contributions for 2009 paid into each Named Executive Officer's Ensco Savings Plan and/or SERP account during the first quarter of 2010.

(4) The amounts disclosed in this column represent matching contributions paid into each Named Executive Officer's SERP account.
(5) The amounts disclosed in this column represent the dividends earned and paid on the Named Executive Officer's unvested shares of restricted stock during 2009.
(6) The amounts disclosed in this column represent relocation expenses paid during 2009 in respect of the Named Executive Officers' relocation to our former U.S. headquarters upon joining the Company during 2008.

Grants of Plan-Based Awards Table

The table below contains information regarding grants of restricted stock, stock options and performance unit awards for the fiscal year ended 31 December 2009:

Grants of Plan-Based Awards Table
For the Year Ended 31 December 2009

Name	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards(1)(2)(3)			All Other Stock Awards: Number of Shares or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)	Closing Price on Grant Date ($/Sh)(5)	Grant-Date Fair Value of Stock & Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)				
Daniel W. Rabun	6/1/2009	5/28/2009				27,030		41.29	1,116,069
	6/1/2009	5/28/2009					32,499	41.29	558,008
	11/03/2009	11/03/2009	$104,625	$ 558,000	$1,300,140				746,325
	11/03/2009	11/03/2009	$209,250	$1,116,000	$2,600,280				1,922,310
	11/03/2009	11/03/2009	$313,875	$1,674,000	$3,900,420				1,368,495
William S. Chadwick, Jr.	6/1/2009	5/28/2009				18,333		41.29	756,970
	6/1/2009	5/28/2009					22,044	41.29	378,495
	11/03/2009	11/03/2009	$ 70,969	$ 378,500	$ 881,905				506,244
	11/03/2009	11/03/2009	$141,938	$ 757,000	$1,763,810				1,303,932
	11/03/2009	11/03/2009	$212,906	$1,135,500	$2,645,715				928,271
Patrick Carey Lowe	6/1/2009	5/28/2009				9,849		41.29	406,665
	6/1/2009	5/28/2009					11,844	41.29	203,361
	9/30/2009	9/29/2009				30,000		42.54	1,276,200
	11/03/2009	11/03/2009	$ 38,125	$ 203,333	$ 473,767				271,958
	11/03/2009	11/03/2009	$ 38,125	$ 203,333	$ 473,767				350,242
	11/03/2009	11/03/2009	$114,375	$ 610,000	$1,421,300				498,675
John Mark Burns	6/1/2009	5/28/2009				9,849		41.29	406,665
	6/1/2009	5/28/2009					11,844	41.29	203,361
	9/30/2009	9/29/2009				20,000		42.54	850,800
	11/03/2009	11/03/2009	$ 38,125	$ 203,333	$ 473,767				271,958
	11/03/2009	11/03/2009	$ 38,125	$ 203,333	$ 473,767				350,242
	11/03/2009	11/03/2009	$114,375	$ 610,000	$1,421,300				498,675
James W. Swent III	6/1/2009	5/28/2009				9,849		41.29	406,665
	6/1/2009	5/28/2009					11,844	41.29	203,361
	9/30/2009	9/29/2009				6,000		42.54	255,240
	11/03/2009	11/03/2009	$ 38,125	$ 203,333	$ 473,767				271,958
	11/03/2009	11/03/2009	$ 76,250	$ 406,667	$ 947,533				700,484
	11/03/2009	11/03/2009	$114,375	$ 610,000	$1,421,300				498,675

(1) The amounts in this column represent the estimated future payouts under the LTIP for the performance unit awards approved by the Committee in November 2009. The Committee implemented a three-year cycle so that the performance unit awards would vest on a scaled basis beginning in 2010. The performance unit awards were granted to certain of the Company's executive officers and are based upon three financial performance measurements, each measured over a three-year performance period. These awards may be settled in Company shares, cash or a combination thereof at the Company's discretion upon attainment of specified performance goals based on relative TSR and absolute and relative ROCE. The goals for the

performance unit awards granted in November 2009 have three performance bands: a threshold, a target and a maximum. If the minimum threshold for the respective financial performance measure is not met, no amount will be paid for that component. Payments are prorated for performance between the threshold and target and between the target and maximum for each component. The related performance measures, possible payouts and actual results are disclosed in Note (3) below.

(2) In respect of the performance unit awards, TSR is defined as (i) dividends paid during the performance period plus the ending share price of the performance period minus the beginning share price of the performance period (ii) divided by the beginning share price of the performance period. Beginning and ending share prices are based on the average closing prices during the quarter preceding the performance period and the final quarter of the performance period, respectively. ROCE is defined as (i) net income, adjusted for any nonrecurring gains and losses, plus after-tax net interest expense, divided by (ii) total equity as of January 1 of the respective year plus the average of the long-term debt balances as of January 1 and December 31 of the respective year.

(3) The Company's relative performance is evaluated against a group of ten peer companies, consisting of Atwood Oceanics, Inc., Diamond Offshore Drilling, Inc., Helmerich & Payne, Inc., Hercules Offshore, Inc., Nabors Industries Ltd., Noble Corporation, Parker Drilling Company, Pride International, Inc., Rowan Companies, Inc. and Transocean Ltd. If the group decreases in size during the performance period as a result of mergers, acquisitions or economic conditions, the applicable multipliers will be adjusted to pre-determined amounts based on the remaining number of peer group companies for the two relative performance measures.

The first performance unit awards were granted under the LTIP for the performance period beginning January 1, 2007 and ending December 31, 2009 as follows:

Performance Measure	Weight		Threshold	Target	Maximum	Actual Results	% of Target Payout Achieved
Relative TSR	50%	Rank	9 of 11	6 of 11	1 of 11	7	75%
		Award Multiplier	0.25	1.00	2.33		
Relative ROCE	25%	Rank	9 of 11	6 of 11	1 of 11	4	152%
		Award Multiplier	0.25	1.00	2.33		
Absolute ROCE	25%	Percentage Achieved	8%	12%	≥18%	24%	233%
		Award Multiplier	0.00	1.00	2.33		

The first performance unit awards granted under the LTIP for the performance period beginning January 1, 2007 and ending December 31, 2009 were paid in cash in March 2010 to our Named Executive Officers as follows:

	Relative TSR	Relative ROCE	Absolute ROCE	Total
Daniel W. Rabun	$209,250	$212,040	$325,035	$746,325
William S. Chadwick, Jr.	$141,938	$143,830	$220,476	$506,244
Patrick Carey Lowe	$ 76,250	$ 77,267	$118,441	$271,958
John Mark Burns	$ 76,250	$ 77,267	$118,441	$271,958
James W. Swent III	$ 76,250	$ 77,267	$118,441	$271,958

Performance unit awards were granted under the LTIP for the performance period beginning January 1, 2008 and ending December 31, 2010 as follows:

Performance Measure	Weight		Threshold	Target	Maximum
Relative TSR	50%	Rank	9 of 11	6 of 11	1 of 11
		Award Multiplier	0.25	1.00	2.33
Relative ROCE	25%	Rank	9 of 11	6 of 11	1 of 11
		Award Multiplier	0.25	1.00	2.33
Absolute ROCE	25%	Percentage Achieved	8%	12%	≥18%
		Award Multiplier	0.00	1.00	2.33

Performance unit awards were granted under the LTIP for the performance period beginning January 1, 2009 and ending December 31, 2011 as follows:

Performance Measure	Weight		Threshold	Target	Maximum
Relative TSR	50%	Rank	9 of 11	6 of 11	1 of 11
		Award Multiplier	0.25	1.00	2.33
Relative ROCE	25%	Rank	9 of 11	6 of 11	1 of 11
		Award Multiplier	0.25	1.00	2.33
Absolute ROCE	25%	Percentage Achieved	8%	12%	≥18%
		Award Multiplier	0.00	1.00	2.33

(4) The amounts disclosed in this column reflect the number of shares of restricted stock granted to each Named Executive Officer pursuant to the LTIP.

(5) The amounts disclosed in this column represent the closing price on the date of grant used to determine the grant-date fair value of restricted stock and the exercise price of stock options granted to each Named Executive Officer.

In March 2010, the Committee approved performance unit awards for certain of our executive officers for the 2010 plan year. These awards may be settled in Company shares, cash or a combination thereof at the Committee's discretion upon attainment of specified performance goals based on relative TSR and absolute and relative ROCE. The resulting threshold, target and maximum estimated possible payouts for our Named Executive Officers for the performance unit awards granted in March 2010 were as follows:

	Threshold	Target	Maximum
Daniel W. Rabun	$313,875	$1,674,000	$3,900,420
William S. Chadwick, Jr.	$212,906	$1,135,500	$2,645,715
Patrick Carey Lowe	$114,375	$ 610,000	$1,421,300
John Mark Burns	$114,375	$ 610,000	$1,421,300
James W. Swent III	$114,375	$ 610,000	$1,421,300

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding the number of unexercised stock options segregated by those that were exercisable and those that were unexercisable as of 31 December 2009 and the number and amount of shares of restricted stock and performance unit awards that had not vested as of 31 December 2009:

Outstanding Equity Awards at Fiscal Year-End Table
For the Year Ended 31 December 2009

	Option Awards				Share Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested[1] (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Daniel W. Rabun	50,000	25,000[2]	$47.120	3/20/2013	158,361[3]	$6,324,938	142,434	$5,688,810
	62,500	62,500[4]	$60.740	6/1/2014				
	—	32,499[5]	$41.290	6/1/2016				
William S. Chadwick, Jr.	8,750	—	$33.545	6/1/2012	87,857[6]	$3,509,009	96,615	$3,858,808
	10,625	10,625[7]	$46.240	2/27/2013				
	14,375	14,375[8]	$50.280	6/1/2013				
	12,500	25,000[9]	$60.740	6/1/2014				
	—	22,044[10]	$41.290	6/1/2016				
Patrick Carey Lowe	—	11,844[11]	$41.290	6/1/2016	55,449[12]	$2,214,633	36,655	$1,599,217
John Mark Burns	—	11,844[11]	$41.290	6/1/2016	65,317[13]	$2,608,761	36,655	$1,599,217
James W. Swent III	7,500	—	$33.545	6/1/2012	68,684[14]	$2,743,239	51,902	$2,072,983
	8,750	8,750[15]	$50.280	6/1/2013				
	20,000	20,000[16]	$60.740	6/1/2014				
	—	11,844[11]	$41.290	6/1/2016				

(1) The number of unearned performance unit awards and market value of unearned performance unit awards disclosed in these columns assume the total estimated performance unit award is paid out at the threshold level of performance in Company shares using the closing share price on 31 December 2009, except where the previous fiscal year's performance has exceeded the threshold, in which case the amounts are based on the next higher performance measure (target or maximum). The initial performance unit awards granted during 2009 were phased-in for the first three years to provide initial pro-rata annual awards in advance of the 2012 vesting date for the first full cycle. The initial two phased-in performance unit awards to our Named Executive Officers were generally based upon ⅓ and ⅔ allocations of full (three-year) cycle awards and vest during 2010 and 2011, respectively. We anticipate that future performance unit award grants will be based upon a three-year cycle with vesting at the end of the cycle. The performance unit awards may be settled in Company shares, cash or a combination thereof at the Company's discretion.

(2) 25,000 Options vest annually until 20 March 2010, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(3) 5,000 Shares vest annually until 20 March 2011; 17,343 Shares vest annually until 1 June 2012; 15,333 Shares vest annually until 1 June 2013; and 5,000 Shares vest annually until 20 March 2016, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(4) 31,250 Options vest annually until 1 June 2011, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(5) 10,833 Options vest annually until 1 June 2012, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(6) 1,750 Shares vest annually until 1 June 2010; 3,833 Shares vest annually until 1 June 2011; 9,444 Shares vest annually until 1 June 2012; 6,667 Shares vest annually until 1 June 2013; 4,000 Shares vest annually

until 14 November 2013; and 1,063 Shares vest annually until 27 February 2016, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(7) 10,625 Options vest annually until 27 February 2010, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(8) 14,375 Options vest annually until 1 June 2010, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(9) 12,500 Options vest annually until 1 June 2011, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(10) 7,348 Options vest annually until 1 June 2012, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(11) 3,948 Options vest annually until 1 June 2012, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(12) 15,000 Shares vest annually until 30 September 2011; 3,283 Shares vest annually until 1 June 2012; 3,900 Shares vest annually until 18 August 2013, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(13) 10,000 Shares vest annually until 30 September 2011; 3,283 Shares vest annually until 1 June 2012; 8,867 Shares vest annually until 2 June 2013, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(14) 1,500 Shares vest annually until 1 June 2010; 2,333 Shares vest annually until 1 June 2011; 3,000 Shares vest annually until 30 September 2011; 5,950 Shares vest annually until 1 June 2012; 4,667 Shares vest annually until 1 June 2013; and 5,000 Shares vest annually until 28 July 2013, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(15) 8,750 Options vest annually until 1 June 2010, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

(16) 10,000 Options vest annually until 1 June 2011, except as may be deferred during certain specified regular or special blackout periods as required under the plan.

Our Committee adopted a practice of granting special equity awards to officers and key employees who are newly-hired or promoted. During 2009, no such awards were granted to our Named Executive Officers. However, during 2009, the annual equity awards were supplemented by special restricted stock grants to three of our Named Executive Officers (Messrs. Burns, Lowe and Swent) as detailed in the Grants of Plan-Based Awards Table above. The supplemental restricted stock grants were based upon assumption of additional responsibilities, retention and succession planning considerations.

Option Exercises and Share Vested Table

The following table sets forth information regarding aggregate stock option exercises during the year ended 31 December 2009 and aggregate shares of restricted stock that vested during the year ended 31 December 2009:

Option Exercises and Share Vested Table
For the Year Ended 31 December 2009

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel W. Rabun	—	$ —	33,666	$1,258,369
William S. Chadwick, Jr.	17,500	$245,616	20,646	$ 853,204
Patrick Carey Lowe	—	$ —	3,900	$ 142,662
John Mark Burns	—	$ —	8,867	$ 366,562
James W. Swent III	17,500	$244,482	16,167	$ 658,085

Nonqualified Deferred Compensation Table

Executive officers who participate in the SERP may elect to defer a portion of their base salary and/or annual cash bonus payments up to a percentage specified annually by our Committee and ratified by our Board of Directors. For 2009, the maximum salary deferral was 50%, inclusive of the 5% 401(k) contribution, and 100% of annual ECIP bonus payments. For 2010, maximum deferrals were maintained at the same levels.

Executive officers who elect to defer compensation in the SERP must do so annually prior to the beginning of each calendar year and may direct the investment of the amount deferred and retained by us. The SERP is administered by a third party, and deferred compensation may be invested in authorized funds that are similar to the investment options available under the Ensco Savings Plan, except as respects the option to self-direct investments in a brokerage account. The following table sets forth information regarding the activity in each Named Executive Officer's SERP account for the year ended 31 December 2009:

Nonqualified Deferred Compensation Table
For the Year Ended 31 December 2009

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
Daniel W. Rabun	$617,505	$92,796	$208,724	$—	$4,089,356
William S. Chadwick, Jr.	$ 95,194	$44,992	$278,733	$—	$1,075,221
Patrick Carey Lowe	$200,108	$ 5,581	$ 75,398	$—	$ 289,901
John Mark Burns	$ 58,985	$ 5,559	$ 18,888	$—	$ 109,356
James W. Swent III	$229,252	$25,359	$239,349	$—	$ 886,529

(1) The amounts disclosed in this column are also reported in the "Salary" or "Non-Equity Incentive Plan Compensation" column for each of the Named Executive Officers in the Summary Compensation Table.
(2) The amounts disclosed in this column are also disclosed in the "All Other Compensation" column of the Summary Compensation Table and are further described in the All Other Compensation Table.
(3) The amounts disclosed in this column represent earnings on invested funds in each Named Executive Officer's individual SERP account. The SERP is administered by a third party, and deferred compensation may be invested in authorized funds which are similar to the investment options available under the Ensco Savings Plan, except as respects the option to self-direct investments in a brokerage account. There were no above-market or preferential earnings.

The SERP provides a tax-deferred savings plan for certain highly-compensated employees, including all of the Named Executive Officers, whose participation in the profit sharing and 401(k) savings plan features of the Ensco Savings Plan is restricted due to funding and contribution limitations of the Internal Revenue Code. The SERP is a nonqualified plan where eligible employees may voluntarily defer a portion of their compensation for use after separation of employment. The bases upon which the deferred funds are paid following separation of employment are determined by each Named Executive Officer upon establishment of an election to defer compensation in accordance with, and within the parameters of, the applicable Internal Revenue Code provisions and generally may not be modified thereafter. Payment elections include lump sum payment and substantially equal monthly payments with the option to delay payment up to 24 months from separation of employment.

Compensation of Non-Employee Directors

Compensation of our non-employee directors is composed of (1) an annual retainer, (2) a chairperson retainer, (3) meeting fees and (4) an annual equity award, and generally is intended to approximate the median of our peer company group. Non-employee director compensation is reviewed by our Committee and Board periodically and is generally based upon comparative data obtained from management and outside sources such as PM&P and proxy statements. Our non-employee director compensation, as well as the associated plans, plan administration and philosophy, are periodically reviewed by the Committee and Board. During 2009, based on comparative data presented to the Committee, our non-employee director compensation levels were slightly above the median of our peer group companies.

In May 2009, our Committee and the Board completed an extensive review of director compensation, which included review of data received from PM&P. As a result of the review, it was determined that retention of the annual retainer of $48,000 per year was appropriate, as was the fee of $2,000 for each Board of Directors and committee meeting attended in person or by telephone or videoconference. It was determined that, effective 1 June 2009, the supplemental annual retainer to non-employee directors who served as chairpersons of a standing Board committee should be increased from $5,000 to $15,000 and that the former additional $1,000 for each committee meeting a director chaired should be eliminated. Additionally, in May 2009 it was determined that Audit Committee Chairman Gerald Haddock should receive a supplemental one-time annual fee of $30,000, paid quarterly for the period 1 June 2009 through 31 May 2010, in recognition of the efforts he has and will expend on compliance enhancement and FCPA-related matters.

It also was determined that future equity to be granted annually to each of the incumbent non-employee directors would be comprised of a variable number of restricted shares equivalent to an aggregate value of $230,000 based on the closing price of the Company's shares on the date of grant. New non-employee directors will receive an initial grant of restricted stock of an equivalent dollar value at the same time as the annual grants are made to incumbent directors. These changes in our director equity compensation policy became effective 1 June 2009.

The LTIP provides that restricted shares vest in the event a non-employee director retires "with the consent of the Board." In November 2007, our Committee and Board considered various criteria for director retirement with commensurate vesting of outstanding restricted shares. Following deliberation, our Board determined that a non-employee director will be deemed to have retired from the Board for purposes of restricted share vesting under the LTIP after having served at least five years on the Board as a non-employee director. These provisions will apply to Director Carmichael, who will retire from our Board upon expiration of his term on 24 May 2010.

During 2009, each of our non-employee directors received an annual retainer of $48,000, paid quarterly. Additionally, each non-employee director received $2,000 for each Board of Directors and committee meeting attended in person or by telephone or videoconference. From 1 January 2009 through 31 May 2009, non-employee directors that served as chairpersons of a standing Board committee received the pro-rata portion of the $5,000 supplemental annual retainer and an additional $1,000 for each meeting the director chaired under our prior director compensation program. From 1 June 2009 through 31 December 2009, non-employee directors that served as a chairperson of a standing Board committee received the pro-rata portion of the $15,000 supplemental annual retainer under the revised director compensation program. Additionally, non-employee directors may receive a $2,000 meeting fee for participating in substantive meetings on behalf of the Company involving matters associated with their service on our Board or a Board committee. In February 2009, Mr. Haddock received such a $2,000 meeting fee for his participation in a meeting regarding the FCPA investigation. He also received $17,500 of the aforementioned one-time annual fee for his services he provided regarding compliance enhancement and FCPA-related matters during 2009.

On 28 May 2009, in accordance with the compensation policy, restricted shares equivalent to an aggregate value of $230,000, based on the closing price of the Company's shares on the date of grant, were granted to Dr. Rodriguez and Messrs. Carmichael, Clark, Gaut, Haddock, Kelly, Rattie and Rowsey. In conformity with our general policy of issuing all annual equity awards on the first business day of June, the 2009 non-employee director annual equity awards were issued effective 1 June 2009.

Restricted shares granted to non-employee directors vest (restrictions lapse) at the rate of 20% each year over a five-year period or upon retirement from our Board. Although no stock options were granted to non-employee directors during 2009, stock options granted to our non-employee directors during prior periods generally vest upon grant and have a seven-year term.

Equity accumulation by our non-employee directors is generally encouraged, and we adopted specific security ownership guidelines during 2007. The guidelines, which are included in the Ensco Corporate Governance Policy, provide that each non-employee director should hold a minimum of 2,500 of our shares upon becoming a director and should hold a minimum of 5,000 shares after five years of continuous service on our Board.

The LTIP provides that non-employee directors receive an automatic annual grant of equity compensation following each Annual Meeting of Shareholders. During 2010, Dr. Rodriguez and Messrs. Clark, Gaut, Haddock, Kelly, Rattie and Rowsey will each be granted restricted stock equivalent to an aggregate value of $230,000 based on the closing price of the Company's shares on the date of grant. Such annual equity awards will be effective immediately following the Meeting on 25 May 2010, and the shares will be issued on 1 June 2010. As respects Dr. Rodriguez and Mr. Kelly, such restricted share grants are subject to their election at the Meeting.

Under the Non-Employee Director Deferred Compensation Plan and the 2005 Non-Employee Director Deferred Compensation Plan, our non-employee directors could elect to defer their cash compensation (annual retainer, meeting fees and committee chairmanship fees) up to a percentage specified annually in advance by our Committee and ratified by our Board (100% for 2009 and 2010). Non-employee directors who elected to defer compensation could direct the investment of the amount deferred and retained by us. The deferred compensation may be invested in authorized funds which are similar to the investment options available under the Ensco Savings Plan. Investments also may be made in funds or publicly-traded securities on a self-directed basis. Following the redomestication, the 2005 Non-Employee Director Deferred Compensation Plan was frozen pending further review of its post-redomestication viability under applicable tax laws.

Non-employee directors are also eligible to participate in our U.S. group health and welfare insurance plans on the same basis and cost as our full-time U.S. employees. A non-employee director's contribution to group health and welfare insurance premium costs is paid in cash or withheld from the quarterly payments of the director's annual retainer.

Directors who are also our employees do not receive any additional compensation for their services as directors. The compensation paid to our non-employee directors for 2009 is reported in the Director Compensation Table as follows:

Director Compensation Table
For the Year Ended 31 December 2009

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Gerald W. Haddock	$117,333	$229,985	$—	$347,318
Thomas L. Kelly II	$ 95,833	$229,985	$—	$325,818
Paul E. Rowsey, III	$ 87,000	$229,985	$—	$316,985
Rita M. Rodriguez	$ 86,000	$229,985	$—	$315,985
Keith O. Rattie	$ 84,000	$229,985	$—	$313,985
David M. Carmichael	$ 80,000	$229,985	$—	$309,985
J. Roderick Clark	$ 80,000	$229,985	$—	$309,985
C. Christopher Gaut	$ 80,000	$229,985	$—	$309,985

(1) The amounts disclosed in this column include amounts voluntarily deferred under the Non-Employee Director Deferred Compensation Plans as follows: Mr. Haddock $117,333, Mr. Kelly $95,833, Mr. Rattie $84,000, Mr. Clark $4,000 and Mr. Gaut $80,000.

(2) The amounts disclosed in this column represent the aggregate grant-date fair value of restricted stock granted during 2009. Grant-date fair value for restricted stock is measured using the market value of our

shares on the date of grant as described in Note 9 to our 31 December 2009 audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on 25 February 2010. As of 31 December 2009, the total number of unvested shares of restricted stock held by each non-employee director was as follows:

Rita M. Rodriguez	9,620
Thomas L. Kelly II	9,620
David M. Carmichael	9,620
Gerald W. Haddock	9,620
Paul E. Rowsey, III	9,620
J. Roderick Clark	9,570
C. Christopher Gaut	9,570
Keith O. Rattie	9,570

(3) No stock options were granted to our directors during 2009. As of 31 December 2009, the total number of stock options held by each non-employee director was as follows:

Rita M. Rodriguez	12,000
Paul E. Rowsey, III	12,000
David M. Carmichael	9,000
Gerald W. Haddock	9,000
Thomas L. Kelly II	9,000

GENERAL AND OTHER MATTERS

Resolutions 1-5 are the only matters that will be brought before the Meeting. Article 45.2 of our Articles of Association limits the business transacted at the Meeting to the purposes stated in the Notice.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Class A ordinary shares. Executive officers, Directors and greater than 10% shareholders are required by SEC regulations to furnish us copies of all Section 16(a) forms they file.

Due to administrative error, two of our executive officers, John Mark Burns, Senior Vice President, and David A. Armour, Vice President – Finance, inadvertently failed to file appropriate reports on a timely basis in accordance with Section 16(a) of the Exchange Act as discussed herein. Mr. Burns did not timely file a Form 4 with respect to the purchase of 539 shares of our common stock in his supplemental executive retirement plan account. Mr. Armour did not timely file a Form 4 with respect to the surrender of 565 shares to the Company for tax withholding purposes in connection with the vesting of 2,133 shares. Messrs. Burns and Armour later filed Forms 4 with the SEC in connection with these transactions.

To our knowledge, based solely upon review of the copies of such reports furnished to us during the year ended December 31, 2009 and on written representations from our executive officers and Directors, no other executive officer, Director or beneficial holder of more than 10% of any class of our equity securities failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

HOUSEHOLDING OF SHAREHOLDER MATERIALS

We participate, and some brokers, banks, trusts and other nominee record holders may be participating, in the practice of "householding" proxy materials. This procedure allows multiple shareholders residing at the same address the convenience of receiving a single Notice of Internet Availability of Proxy Materials, Proxy Statement and Annual Report, as applicable. You may request a separate copy of the Proxy Statement and the 2009 Annual Report by calling 1-800-579-1639 or e-mailing sendmaterial@proxyvote.com. You also may request paper copies when prompted after you vote at www.proxyvote.com.

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF MATERIALS FOR THE MEETING OF SHAREHOLDERS TO BE HELD ON 25 MAY 2010

We provide shareholders access to the proxy materials for the Meeting over the Internet as permitted under applicable rules. We believe the rules enable us to provide shareholders the information they need in a more timely manner, while lowering the costs of printing and delivering the proxy materials.

To access and review the proxy materials for the 2010 Meeting, go to www.proxyvote.com and follow the instructions on the website.

We encourage you to access and review all information contained in the proxy materials before voting. If you would like to attend the Meeting in person, please refer to the beginning of this Proxy Statement for the time, date, location and address.

INFORMATION CONCERNING SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL GENERAL MEETING

Any of our shareholders intending to present a proposal at the 2011 Annual General Meeting must deliver such proposal to our principal executive offices, in writing and in accordance with SEC Rule 14a-8, no later than 10 December 2010, for inclusion in the Proxy Statement related to that meeting. The proposal should be delivered to our Secretary by certified mail, return receipt requested.

In addition, apart from the SEC Rule 14a-8 process described above, a shareholder whose proposal is not included in the Proxy Statement related to the 2011 Annual General Meeting, but who still intends to submit a proposal at that meeting, is required by our Articles of Association to deliver such proposal, in writing, to our Secretary at our principal executive offices and to provide certain other information, not earlier than the close of business on the 75th day and not later than the close of business on the 50th day prior to the first anniversary of the preceding year's annual general meeting, subject to any other requirements of law; provided, however, that (i) in the event that the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 75th day prior to the date of such annual general meeting and not later than the close of business on the later of the 50th day prior to the date of such annual general meeting or, (ii) if the first public announcement of the date of such annual general meeting is less than 65 days prior to the date of such annual general meeting, the 15th day following the day on which public announcement of the date of such meeting is first made.

In the case of the 2011 Annual General Meeting, the Articles of Association provide that references to the anniversary date of the preceding year's annual general meeting shall mean the first anniversary of 28 May 2010. Any such proposal must also comply with the other provisions contained in our Articles of Association relating to shareholder proposals, including provision of the information specified in our Articles of Association, such as information concerning the nominee of the proposal, and the shareholder and the beneficial owner, as the case may be. Any proposals that do not meet the requirements set forth in our Articles of Association, other than proposals submitted in compliance with the SEC Rule 14a-8, will be declared out of order and will not be considered at the 2011 Annual General Meeting.

OTHER MATTERS

The Company has not been notified of, and our Board of Directors is not aware of, any other matters to be presented for action at the 2010 General Meeting of Shareholders.

Our 2009 Annual Report, which includes our consolidated financial statements for the year ended 31 December 2009 filed on Form 10-K with the SEC, is being distributed to shareholders with this Proxy Statement. The Annual Report does not constitute a part of the proxy soliciting material.

Upon request in writing, we will provide each person solicited by this Proxy Statement, without charge except for exhibits, a copy of our Annual Report on Form 10-K for the year ended 31 December 2009 as filed with the SEC, including the financial statements and financial statement schedules. Please direct your request to the Investor Relations Department, Ensco plc, 500 North Akard Street, Suite 4300, Dallas, Texas 75201-3331.

Whether or not you intend to be present at the Meeting, you are urged to vote your shares.

By Order of the Board of Directors,



Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary

5 April 2010

ANNEX A

ENSCO 2005 CASH INCENTIVE PLAN

(As Revised and Restated for Amendments Through November 3, 2009)

SECTION 1
ESTABLISHMENT AND PURPOSE

(a) **Purpose.** This Plan is established (i) to offer selected Employees, including officers, of the Company or its Subsidiaries an opportunity to participate in the growth and financial success of the Company, (ii) to provide the Company an opportunity to attract and retain the best available personnel for positions of substantial responsibility, (iii) to provide incentives to such Employees by means of performance-related incentives to achieve short-term performance goals, and (iv) to promote the growth and success of the Company's business by aligning the financial interests of Employees with that of the other stockholders of the Company. Toward these objectives, this Plan provides for the grant of Annual Performance Bonuses and Discretionary Bonuses.

(b) **Effective Date; Stockholder Approval.** This Plan is effective as of January 1, 2005, subject to the prior approval of the Committee and by a vote at the Company's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") of the owners of at least a majority of the shares of the common stock of the Company, present in person or by proxy and entitled to vote, and shall apply to the Annual Performance Bonuses and Discretionary Bonuses awarded to each Participant in respect of 2005 and thereafter. If this Plan is approved by the stockholders of the Company at the 2005 Annual Meeting, the ENSCO International Incorporated Key Employees' Incentive Compensation Plan, as revised and restated effective January 1, 2003 (the "KEIP"), shall be frozen and no additional bonuses shall be awarded under the KEIP, but the KEIP shall continue to apply to and govern the determination and payment of bonuses awarded under the KEIP for fiscal years of the Company beginning prior to January 1, 2005. Any Annual Performance Bonus awarded under this Plan to a Covered Employee will be contingent on the approval of this Plan by the Company's stockholders. If their approval is not obtained, any Annual Performance Bonuses awarded under this Plan to a Covered Employee will be rescinded.

SECTION 2
DEFINITIONS

For purposes of this Plan, the following terms have the following meanings, unless another definition is clearly indicated by particular usage and context:

"Annual Performance Bonus" shall mean an Award of cash granted under Section 5 of this Plan that is paid solely on account of the attainment of a specified performance target in relation to one or more Performance Goals.

"Award" shall mean any Annual Performance Bonus or Discretionary Bonus, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions, and limitations as the Committee may establish and set forth in the applicable Award Notice in order to fulfill the objectives of this Plan.

"Award Notice" shall mean the document issued, either in writing or an electronic medium, by the Committee to a Participant evidencing the grant of an Award, and setting forth the terms, conditions and limitations applicable to that Award, including any amendments thereto.

"Board" shall mean the board of directors of the Company, as duly elected from time to time.

"Change in Control" shall mean the occurrence of any of the following events: (a) a change in the ownership of the Company, which occurs on the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total voting power of the stock of the Company, or (b) a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. The determination of whether a Change in Control has occurred shall be determined by the Committee consistent with Section 409A of the Code.

Notwithstanding the foregoing, a "Change in Control" of the Company shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the beneficial owners of the voting stock of the Company immediately before such transaction or series of transactions continue to have a majority of the direct or indirect ownership in one or more entities which, singly or together, immediately following such transaction or series of transactions, either (a) own all or substantially all of the assets of the Company as constituted immediately prior to such transaction or series of transactions, or (b) are the ultimate parent with direct or indirect ownership of all of the voting stock of the Company after such transaction or series of transactions.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and as interpreted by the regulations thereunder.

"Committee" shall mean the Nominating, Governance and Compensation Committee of the Board, or such other Committee as may be appointed by the Board from time to time, which shall be comprised solely of two or more persons who are Disinterested Directors. The Chief Executive Officer of the Company, or such other officers of the Company as may be designated by the Chief Executive Officer of the Company from time to time, may assume any or all of the powers and responsibilities prescribed for the Committee with respect to Awards to Employees who are not Covered Employees or officers of the Company, and to that extent, the term "Committee" as used herein shall also be applicable to the Chief Executive Officer or such other designated officers.

"Company" shall mean ENSCO International Incorporated, a Delaware corporation, or any successor thereto.

"Covered Employee" shall mean, effective January 1, 2007, an Employee who would be subject to Section 162(m) of the Code such that on the last day of the taxable year, the Employee (a) is the principal executive officer of the Company (or is acting in such capacity), or (b) if the total compensation of such Employee for that taxable year is required to be reported to stockholders of the Company under the Exchange Act by reason of such Employee being among the three highest compensated officers of the Company for the taxable year (other than the principal executive officer or the principal financial officer of the Company) as determined pursuant to the executive compensation disclosure rules under the Exchange Act contained in Item 402 of Regulation S-K, as amended by the Securities and Exchange Commission on September 8, 2006.

"Director" shall mean a member of the Board.

"Discretionary Bonuses" shall mean the amount, if any, awarded to a Participant during a Performance Period by the Committee pursuant to Section 6.

"Disinterested Director" shall mean a member of the Board who is (a) a "non-employee director," within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act, (b) an "outside director," within the meaning of Section 162(m)(4)(C)(i) of the Code, and (c) "independent" within the meaning of the applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (or, in each case, any successor provision or term).

"**Effective Date**" shall mean January 1, 2005.

"**Employee**" shall include every individual performing Services for the Company or its Subsidiaries if the relationship between such individual and the Company or its Subsidiaries is the legal relationship of employer and employee. This definition of "Employee" is qualified in its entirety and is subject to the definition set forth in Section 3401(c) of the Code.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and as interpreted by the rules and regulations promulgated thereunder.

"**GAAP**" means generally accepted accounting principles.

"**Incentive Award**" shall mean the total of each Participant's Annual Performance Bonus Award plus his or her Discretionary Bonus Award, if any, for that Performance Period.

"**Normal Retirement Age**" shall mean with respect to a Participant the later of (a) his or her 65th birthday, or (b) the date a Participant has credit for a "period of service" under the ENSCO Savings Plan of at least twenty (20) years, considering for purposes of this Plan (i) with respect to any Participant hired before the Effective Date, any other prior service recognized previously by the Company as of his or her date of hire by the Company or any Subsidiary, and (ii) with respect to any Participant hired after the Effective Date, any other prior service recognized by the Committee. The Committee, in its discretion, may consider a Participant whose employment terminates after his or her 62nd birthday but prior to satisfying the requirements specified in the preceding sentence to have retired on or after his or her Normal Retirement Age.

"**Participants**" shall mean those individuals described in Section 1 of this Plan selected by the Committee who are eligible under Section 4 of this Plan for grants of Awards.

"**Performance Goals**" shall mean, with respect to any Annual Performance Bonus, the business criteria (and related factors) selected by the Committee to measure the level of performance of the Company during the Performance Period, in each case, prepared on the same basis as the financial statements published for financial reporting purposes, except as adjusted pursuant to Section 5(e). The Committee may select as the Performance Goal for a Performance Period any one or combination of the following Company measures, as interpreted and defined by the Committee, which measures (to the extent applicable) will be determined in accordance with GAAP:

(a) Net income as a percentage of revenue;

(b) Earnings per share;

(c) Return on net assets employed before interest and taxes (RONAEBIT);

(d) Operating margin as a percentage of revenue;

(e) Safety performance relative to industry standards and the Company annual target;

(f) Strategic team goals;

(g) Net operating profit after taxes;

(h) Net operating profit after taxes per share;

(i) Return on invested capital;

(j) Return on assets or net assets;

(k) Total stockholder return;

(l) Relative total stockholder return (as compared with a peer group of the Company);

(m) Earnings before income taxes;

(n) Net income;

(o) Free cash flow;

(p) Free cash flow per share;

(q) Revenue (or any component thereof);

(r) Revenue growth; or

(s) Any other performance objective approved by the stockholders of the Company in accordance with Section 162(m) of the Code.

As of the Effective Date, the Committee has determined to determine the earning of Annual Performance Bonuses on the attainment of a specific performance target in relation to one or more of the six Performance Goals listed above in paragraphs (a)-(f).

"Performance Period" shall mean that period established by the Committee at the time any Annual Performance Bonus is awarded or, except in the case of any award to a Covered Employee, at any time thereafter, during which any Performance Goals specified by the Committee with respect to such Award are to be measured. It is intended that the Performance Period will coincide with the fiscal year of the Company.

"Permanent and Total Disability" shall mean that an individual is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. An individual shall not be considered to suffer from Permanent and Total Disability unless such individual furnishes proof of the existence thereof in such form and manner, and at such times, as the Committee may reasonably require. The scope of this definition shall automatically be reduced or expanded to the extent the comparable definition in the ENSCO International Incorporated 2005 Long-Term Incentive Plan is reduced or expanded from time to time.

"Plan" shall mean this ENSCO International Incorporated 2005 Cash Incentive Plan, as amended from time to time.

"Plan Schedule" shall mean a schedule that constitutes a part of this Plan and details certain particulars with respect to this Plan and Annual Performance Bonus Awards hereunder for one or more Performance Periods, including the relative Performance Goals, specific performance factors and targets related to these Performance Goals, award criteria, and the targeted amounts of each Annual Performance Bonus Award granted to a Participant. Each Plan Schedule that is applicable to Covered Employees and officers of the Company (as defined in Section 4(b)) shall be adopted by the Committee or shall be prepared by the appropriate officers of the Company based on resolutions, minutes or consents adopted by the Committee. Each Plan Schedule that is applicable to Employees who are not Covered Employees or officers of the Company shall be adopted in consultation with the Committee by the Chief Executive Officer of the Company or such other officers of the Company as may be designated by the Chief Executive Officer of the Company from time to time. There may be more than one Plan Schedule under this Plan. Each Plan Schedule is incorporated herein by reference and thereby made a part of this Plan, and references herein to this Plan shall include the Plan Schedule.

"Services" shall mean services rendered to the Company or any of its Subsidiaries as an Employee.

"Subsidiary" shall mean any corporation as to which more than fifty percent (50%) of the outstanding voting stock or shares shall now or hereafter be owned or controlled, directly by a person, any Subsidiary of such person, or any Subsidiary of such Subsidiary.

SECTION 3
ADMINISTRATION

(a) **General Administration.** This Plan shall be administered by the Committee.

(b) **Authority of Committee.** The Committee shall administer this Plan so as to comply at all times with the Exchange Act and, subject to the Code, shall otherwise have sole and absolute and final authority to interpret this Plan and to make all determinations specified in or permitted by this Plan or deemed necessary or desirable for its administration or for the conduct of the Committee's business, including, without limitation, the authority to take the following actions:

(i) To interpret and administer this Plan and to apply its provisions;

(ii) To adopt, amend or rescind rules, procedures and forms relating to this Plan;

(iii) To authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of this Plan;

(iv) To determine when Awards are to be granted under this Plan;

(v) To select the Employees and Participants to whom Awards may be awarded from time to time;

(vi) To determine the type or types of Award to be granted to each Participant hereunder;

(vii) To determine the potential cash bonus to be made subject to each Award;

(viii) To prescribe the terms, conditions and restrictions, not inconsistent with the provisions of this Plan, of any Award granted hereunder;

(ix) To determine whether, to what extent, and under what circumstances Awards may be settled in cash, reduced, varied, canceled or suspended;

(x) To determine whether, to what extent and under what circumstances payment of cash and other amounts payable with respect to an Award made under this Plan shall be deferred either automatically or at the election of the Participant;

(xi) To amend or modify any outstanding Awards, in its discretion, in accordance with Section 5(e);

(xii) To establish and interpret Performance Goals and the specific performance factors and targets in relation to the Performance Goals in connection with any Award of an Annual Performance Bonus; provided that in any case, the Performance Goals may be based on either a single period or cumulative results, aggregate or per-share data or results computed independently or with respect to a peer group;

(xiii) Evaluate the level of performance over a Performance Period and certify the level of performance attained with respect to Performance Goals and specific performance factors and targets related to Performance Goals;

(xiv) Waive or amend any terms, conditions, restriction or limitation on an Award, except that (A) this Subsection 3(b)(xiv) shall not apply to an Annual Performance Bonus Award held by a Covered Employee, and (B) the terms and conditions of Awards to an Employee who is subject to the reporting requirements of Section 16(a) of the Exchange Act cannot be modified, amended, or waived other than on account of death, disability, retirement, a change in control, or a termination of employment in connection with a business transfer;

(xv) Appoint such agents as it shall deem appropriate for proper administration of this Plan; and

(xvi) To take any other actions deemed necessary or advisable for the administration of this Plan.

The Committee may, in its sole and absolute discretion, and subject to the provisions of this Plan, from time to time delegate any or all of its authority to administer this Plan to any other persons or committee as it deems necessary or appropriate for the proper administration of this Plan, except that no such delegation shall be made in the case of Awards intended to be qualified under Section 162(m) of the Code or Awards held by Employees who are subject to the reporting requirements of Section 16(a) of the Exchange Act. All interpretations and determinations of the Committee made with respect to the granting of Awards shall be final, conclusive and binding on all interested parties. The Committee may make grants of Awards on an individual or group basis.

(c) **Employment of Advisors.** The Committee may employ attorneys, consultants, accountants, and other advisors, and the Committee, the Company and the officers and directors of the Company may rely upon the advice, opinions or valuations of the advisors employed.

(d) **Limitation of Liability/Rights of Indemnification.** No member of the Committee or any person acting as a delegate of the Committee with respect to this Plan shall be liable for any action that is taken or is omitted to be taken or for any losses resulting from any action, interpretation, construction or omission made in good faith with respect to this Plan or any Award granted under this Plan. In addition to such other rights of indemnification as they may have as directors, members of the Committee shall be indemnified by the Company against any reasonable expenses, including attorneys' fees actually and necessarily incurred, which they or any of them may incur by reason of any action taken or failure to act under or in connection with this Plan or any Award granted thereunder, and against all amounts paid by them in settlement of any claim related thereto (provided such settlement is approved by independent legal counsel selected by the Company), or paid by them in satisfaction of a judgment in any such action, suit or proceeding that such director or Committee member is liable for negligence or misconduct in the performance of his or her duties; provided that within sixty (60) days after institution of any such action, suit or proceeding a director or Committee member shall in writing offer the Company the opportunity, at its own expense, to handle the defense of the same.

SECTION 4
ELIGIBILITY

(a) **General Rule.** Initially, this Plan has a four-tiered design which will utilize different corporate goals, thresholds, criteria and weighting to determine the Annual Performance Bonuses earned by the Employees who may be eligible for an Award under this Plan; the eligible Employees are described in this Section 4. The Committee or the Chief Executive Officer may determine from time to time to revise or expand the tiers described in Sections 4(b)-(e).

(b) **Corporate Officers**. This group consists of Employees who are officers of the Company from the Chief Executive Officer to the Controller who have an impact on the strategic direction of the Company.

(c) **Business Unit Management**. This group consists of Employees who are key business unit leaders of the Company or its Subsidiaries ranging from general managers to directors of staff functions in the business units.

(d) **Corporate Key Employees**. This group consists of Employees who are department directors, managers, and a few select key senior professionals such as critical engineering talent.

(e) **Business Unit Key Employees**. This group includes Employees who are business unit managers, including rig managers, functional managers, and select key senior professionals.

(f) **New Employees.** Eligible positions from which individuals may be selected for participation are described in Sections 4(b)-(e). A new or current Employee who moves into an eligible position and becomes an Employee described in Sections 4(b)-(e) during a Performance Period may participate for that Performance Period at the discretion of the Chief Executive Officer of the Company. Such individual's Award will be prorated for the portion of the Performance Period the individual was eligible.

SECTION 5
ANNUAL PERFORMANCE BONUSES

(a) **Annual Performance Bonuses.** The Committee may grant Annual Performance Bonuses under this Plan in the form of cash to the eligible Employees determined under Section 4 in the amounts and pursuant to the terms and conditions that the Committee may determine and set forth in the Award Notice, subject to the provisions of this Section 5.

(b) **Performance Periods.** Annual Performance Bonuses will be awarded in connection with a twelve- (12) month Performance Period, which will be the fiscal year of the Company.

(c) **Eligible Participants.** Prior to the commencement of each Performance Period beginning before January 1, 2010, the Committee will determine the Employees who will be eligible to receive an Annual Performance Bonus under this Plan with respect to that Performance Period; provided that the Committee may determine the eligibility of any Employee, other than a Covered Employee, after the commencement of the Performance Period. For any Performance Period beginning after December 31, 2009, the Committee may elect to determine the Employees who will be eligible to receive an Annual Performance Bonus under this Plan with respect to any such Performance Period after the commencement of that Performance Period as long as the Committee's determinations are made in writing by not later than ninety (90) days after the commencement of that Performance Period and the outcome is substantially uncertain at the time that the determinations are made. An Award Notice shall be provided to each Participant under this Plan as soon as administratively feasible after such Participant becomes eligible for a Performance Period. An Award Notice shall specify the applicable Performance Period, and the Performance Goals, specific performance factors and targets related to the Performance Goals, award criteria, and the targeted amount of his or her Annual Performance Bonus, as well as any other applicable terms of the Annual Performance Bonus for which he or she is eligible.

(d) **Performance Goals; Specific Performance Targets; Award Criteria.**

(i) Prior to the commencement of each Performance Period beginning before January 1, 2010, the Committee shall fix and establish in writing (A) the Performance Goals that will apply to that Performance Period; (B) with respect to Performance Goals, the specific performance factors and targets related to each Participant and, if achieved, the targeted amount of his or her Annual Performance Bonus; and (C) subject to Subsection (e) below, the criteria for computing the amount that will be paid with respect to each level of attained performance. The Committee shall also set forth the minimum level of performance, based on objective factors and criteria, that must be attained during the Performance Period before any Performance Goal is deemed to be attained and any Annual Performance Bonus will be earned and become payable, and the percentage of the Annual Performance Bonus that will be earned and become payable upon attainment of various levels of performance that equal or exceed the minimum required level. For any Performance Period beginning after December 31, 2009, the Committee may elect to determine the Performance Goals and make the other determinations described in the preceding sentences of this Subsection (d)(i) with respect to each Annual Performance Bonus awarded for that Performance Period after the commencement of that Performance Period as long as all such required determinations are made by the Committee by not later than ninety (90) days after the commencement of that Performance Period, and the outcome is substantially uncertain at the time that the required determinations are made. The Committee shall adopt the Plan Schedule for a particular Performance Period prior to the applicable deadline for that Performance Period specified in this Subsection (d)(i).

(ii) The Committee may, in its discretion, select Performance Goals and specific performance factors and targets that measure the performance of the Company or one or more business units, divisions or Subsidiaries of the Company. The Committee may select Performance Goals and specific performance targets that are absolute or relative to the performance of one or more peer companies or an index of peer companies. Annual Performance Bonuses awarded to Participants who are not Covered Employees will be based on the Performance Goals and payment formulas that the Committee, in its discretion, may establish for these purposes. These Performance Goals and formulas may be the same as or different than the Performance Goals and formulas that apply to Covered Employees.

(e) **Adjustments.**

(i) In order to assure the incentive features of this Plan and to avoid distortion in the operation of this Plan, the Committee may make adjustments in the Performance Goals, specific performance factors and targets related to those Performance Goals and award criteria established by it for any Performance Period under this Section 5, whether before or after the end of the Performance Period to the extent it deems appropriate in its sole discretion, which shall be conclusive and binding upon all parties concerned, to compensate for or reflect any extraordinary changes which may have occurred during the Performance Period which significantly affect factors that formed part of the basis upon which such Performance Goals, specific performance targets related to those Performance Goals and award criteria were determined. Such changes may include, without limitation, changes in accounting practices, tax, regulatory or other laws or regulations, or economic changes not in the ordinary course of business cycles. The Committee also reserves the right to adjust Annual Performance Bonus Awards to insulate them from the effects of unanticipated, extraordinary, major business developments, e.g., unusual events such as a special asset writedown, sale of a division, etc. The determination of financial performance achieved for any Performance Period may, but need not be, adjusted by the Committee to reflect such extraordinary, major business developments. Any such determination shall not be affected by subsequent adjustments or restatements. Effective January 1, 2009, the Committee also reserves the right to decrease by up to twenty-five percent (25%) the amount of the Annual Performance Bonus Award determined by the Committee pursuant to Section 5(f) to be payable for the Performance Period to any Participant who is the Chief Executive Officer or a senior executive of the Company to reflect the determination by the Committee pursuant to Section 6, as amended, of the level of that Participant's achievement (or non-achievement) of the individual goals previously established by the Committee for that Participant for the Performance Period. The determination of the amount of the decrease, if any, in the amount of any such Participant's Annual Performance Bonus for the Performance Period shall be determined by the Committee in connection with its determinations under Section 5(f) and Section 6 for the Performance Period.

(ii) In the event of any change in outstanding shares of the Company by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, the Committee shall make such adjustments, if any, that it deems appropriate in the Performance Goals, specific performance factors and targets related to those Performance Goals and award criteria established by it under this Section 5 for any Performance Period not then completed; any and all such adjustments to be conclusive and binding upon all parties concerned.

(iii) Notwithstanding the foregoing provisions of this Subsection (e) and the subsequent provisions of Subsections (f) and (i), with respect to (A) any Annual Performance Bonus Award, the Committee shall not have any discretion granted by this Subsection (e) or Subsections (f) and (i) to the extent that reserving or exercising such discretion would be impermissible under Section 409A of the Code, and (B) any Annual Performance Bonus Award to a Covered Employee that is intended to be "performance-based compensation" for purposes of Section 162(m) of the Code, the Committee shall not have any discretion granted by this Subsection (e) or Subsections (f) and (i) to the extent that reserving or exercising such discretion would cause any such Annual Performance Bonus Award not to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(f) **Payment, Certification.** As soon as administratively feasible after the end of each Performance Period, the Committee shall determine whether the Performance Goals applicable to Annual Performance Bonus Awards for such Performance Period were satisfied and, if such Performance Goals were satisfied in whole or in part, the amount payable for each Participant granted an Annual Performance Bonus Award. No Annual Performance Bonus Award will be deemed to be earned and payable with respect to any Covered Employee or other Employee subject to the reporting requirements of Section 16(a) of the Exchange Act until the Committee certifies in writing the level of performance attained for the Performance Period in relation to the applicable Performance Goals. For purposes of this Subsection (f), approved minutes of the Committee meeting in which the certification is made shall be treated as a written certification. In applying Performance Goals, the Committee may, in its discretion, exclude unusual or infrequently occurring items (including any event listed in Section 9 of the ENSCO International Incorporated 2005 Long-Term Incentive Plan and the cumulative effect of changes in the law, regulations or accounting rules), and may determine no later than ninety (90) days after the commencement of any applicable Performance Period to exclude other items, each determined in accordance with GAAP (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management.

(g) **Form of Payment.** Annual Performance Bonuses will be paid in cash in accordance with Section 7.

(h) **Limitation on Amount of Annual Performance Bonuses**. The maximum amount that may be paid pursuant to an Annual Performance Bonus Award for any Performance Period to any one individual under this Plan is $2,500,000.

(i) **Section 162(m) of the Code.** To the extent that it is the intent of the Company and the Committee that any Annual Performance Bonus Award be "performance-based compensation" for purposes of Section 162(m) of the Code, this Section 5 shall be interpreted in a manner that satisfies the applicable requirements of Section 162(m)(4)(C) of the Code and related regulations and this Plan shall be operated so that the Company may take a full tax deduction for such Annual Performance Bonus. If any provision of this Plan or any Annual Performance Bonus would otherwise frustrate or conflict with this intent, that provision shall be interpreted and deemed amended so as to avoid this conflict and such terms or provisions shall be deemed inoperative to the extent necessary to avoid the conflict with the requirements of Section 162(m) of the Code without invalidating the remaining provisions hereof. With respect to any intended compliance with Section 162(m) of the Code, if this Plan does not contain any provision required to be included herein under Section 162(m) of the Code, such provisions shall be deemed to be incorporated herein with the same force and effect as if such provision had been set out at length herein.

(j) **Promotion or Transfer.** In the event of promotion or transfer during the Performance Period, the Incentive Award will be determined on a pro rata basis at the different job levels and/or different units or unit sectors. Promotion or transfer after the Performance Period does not affect determination of the Incentive Award amount for that Performance Period.

(k) **Acceleration.** Each Participant who has been granted an Annual Performance Bonus Award that is outstanding as of the date of a Change in Control will have his or her Annual Performance Bonus Award interpreted as if the specific targets related to the Performance Goals have been achieved to a level of performance, as of the date of Change in Control, that would cause all (100%) of the Participant's targeted amount under the Annual Performance Bonus to become payable in an amount determined by multiplying that targeted amount by a fraction, the numerator of which is the number of days in the Performance Period that had elapsed as of the Change in Control date and the denominator of which is 365. The Committee or the Chief Executive Officer may, however, determine in its or his or her sole discretion not to apply the pro rata reduction described in the preceding sentence.

(l) **Disqualification of Award.** This Plan is intended to align Employee and stockholder interests. Occasionally unusual circumstances may arise that are not anticipated by this Plan. Should a situation occur where a Participant is deemed to have (A) breached the Company's Code of Business Conduct (Ethics) Policy, (B) materially breached any other policy of the Company, or (C) experienced a significant incident involving a fatal or serious injury to an Employee under the supervision of the Participant or significant damage to the property of the Company and its Subsidiaries or the environment which is caused by the actions or inactions of the Participant or one or more Employees under his or her supervision, the Committee, in its sole discretion, may disqualify the Participant from earning or receiving payment of any Award for a given Performance Period in whole or in part. Participation in future Performance Periods may be considered independent of this decision.

SECTION 6
DISCRETIONARY BONUSES

The Committee has designed this Plan with the intent to ensure that this Plan design regarding Annual Performance Bonus Awards will eliminate or minimize the need for the Award of any Discretionary Bonuses. The Committee recognizes, however, that unusual circumstances may occur that prevent paying appropriate rewards to a few key eligible Employees. In recognition of truly extraordinary performance, occasional Discretionary Bonuses Awards may be required and granted by the Committee. In summary, while Discretionary Bonus Awards are made entirely at the discretion of the Committee, they are primarily intended to provide a means of redressing rare inequities in Annual Performance Bonus Award determinations or to reward exemplary performance on a very limited basis. Discretionary Bonuses will be paid in cash in accordance with Section 7.

Notwithstanding the limitations of the preceding paragraph of this Section 6 to the contrary, effective January 1, 2009, the Committee may determine to make a Discretionary Bonus Award to the Chief Executive Officer and/or to any Participant selected by the Chief Executive Officer who is senior executive of the Company for the period coinciding with the Performance Period based upon the Committee's determination regarding the level of that Participant's achievement (or non-achievement) of the individual goals previously established by the Committee (and, with respect to the Chief Executive Officer, are ratified by the Board, and with respect to each such senior executive, are based on recommendations from the Chief Executive Officer) for that Participant for such period. The amount of the Discretionary Bonus that may be payable to any such Participant pursuant to this paragraph may not exceed twenty-five percent (25%) of the amount of the Annual Performance Bonus Award determined by the Committee pursuant to Section 5(f) to be payable for that Performance Period to such Participant. As provided in Section 5(e)(i), as amended, the determination by the Committee pursuant to this paragraph with respect to any such Participant may result in a decrease in the amount of the Annual Performance Bonus determined by the Committee pursuant to Section 5(f) for the Performance Period. The Committee shall make its determinations under this paragraph in connection with its determinations under Section 5(f) for the Performance Period.

SECTION 7
PAYMENT; TAX WITHHOLDING

(a) **Eligibility for Non-Tax Deferred Payment.** Except as provided in Sections 7(c) and (d) below, upon the Committee's written certification in accordance with Section 5(f) that a payment for an Annual Performance Bonus Award with respect to a Performance Period is due under the Plan, each Participant who has been granted an Annual Performance Bonus Award with respect to such Performance Period and who has remained continuously employed by the Company or a Subsidiary until the last day of such Performance Period shall be entitled to the payment amount applicable to such Participant's Annual Performance Bonus Award certified by the Committee for such Performance Period and his or her Discretionary Bonus Award, if any. Payments under this Plan shall be made in cash in one lump sum payment. Effective January 1, 2009, it is intended that payments under this Plan shall be made as soon as administratively feasible after the end of the Performance Period following written certification by the Committee under Section 5(f) that payment of Incentive Awards are due and no later than the December 31st of the year following the year in which that Performance Period ends in order to ensure that this Plan complies with the specified time of payment requirement of Section 409A(a)(2)(A)(iv) of the Code and Treas. Reg. §§1.409A-3(a)(4) and (b).

(b) **Tax Deferred Payment.** If an Award recipient for any Performance Period is eligible to participate in any deferred compensation program sponsored and administered by the Company, he or she may elect, prior to the first day of that Performance Period, to defer all or any portion of that Award payment under the terms and conditions, and up to the limits, determined in the discretion of the Committee and as permitted by the terms of that deferred compensation plan. Notwithstanding the preceding sentence of this Subsection (b), in the case of an Award granted to a Participant described in the preceding sentence for any Performance Period beginning after December 31, 2009, an initial deferral election may be made by that Participant after the commencement of the Performance Period with respect to the portion of the Award which constitutes "performance-based compensation" under Section 409A of the Code; provided that (i) any such election must be made on or before the date that is six months before the end of the Performance Period, (ii) the Participant must perform services continuously from the later of the beginning of the Performance Period or the date all of the required performance criteria are established under Section 5(d) or, if applicable, under the second paragraph of Section 6, through the date an election is made under that deferred compensation program, and (iii) in no event may an election to defer performance-based compensation be made after such compensation has become readily ascertainable. For purposes of this Subsection (b), if the performance-based compensation is a specified or calculable amount, the compensation shall be considered to be readily ascertainable if and when the amount is first substantially certain to be paid. If the performance-based compensation is not a specified or calculable amount because, for example, the amount may vary based upon the level of performance, the compensation, or any portion of the compensation, shall be considered to be readily ascertainable when the amount is first both calculable and substantially certain to be paid.

Except as provided in the next paragraph of this Subsection (b), (i) an Annual Performance Bonus Award granted in accordance Sections 5(c) and 5(d)(i) shall be considered to constitute performance-based compensation under Section 409A of the Code, and (ii) a Discretionary Bonus Award granted for a Performance Period in accordance with the second paragraph of Section 6 shall be considered to constitute performance-based compensation under Section 409A of the Code to the extent the amount of such Discretionary Bonus, or the entitlement to such Discretionary Bonus, is contingent on the satisfaction of organizational or individual performance criteria relating to the Performance Period which were established in writing while the outcome was substantially uncertain and by not later than ninety (90) days after the commencement of the Performance Period to which the criteria relates.

For purposes of this Subsection (b), performance-based compensation under Section 409A of the Code shall not include any amount or portion of any amount of an Award that will be paid either regardless of performance, or based upon a level of performance, that is substantially certain to be met at the time the criteria is established. The amount payable under an Award may be performance-based compensation under Section 409A of the Code where the amount will be paid regardless of satisfaction of the performance criteria due to the Participant's death, Permanent and Total Disability, or a Change in Control, provided that a payment made under such circumstances without regard to the satisfaction of the performance criteria shall not constitute performance-based compensation under Section 409A of the Code.

Any portion of any Award not deferred under this section of this Plan will be paid as described under Subsection (a).

(c) **Retirement, Permanent and Total Disability, Death or Termination "Without Cause".** If a Participant was granted an Incentive Award for a Performance Period beginning after December 31, 2008 and his or her employment with the Company and its Subsidiaries terminates during the Performance Period by reason of death, Permanent and Total Disability, retirement on or after Normal Retirement Age, or termination by the Company and all Subsidiaries "without cause," the Incentive Award shall be determined on a pro rata basis for that Performance Period by comparing the actual level of performance to the specific targets related to the Performance Goals and individual performance goals established by the Committee for that Participant for that Performance Period and then multiplying that amount by a fraction, the numerator of which is the number of days in the Performance Period that had elapsed as of the date of such employment termination and the denominator of which is 365. The amount determined pursuant to the preceding sentence of this Subsection (c) shall become payable as provided in Subsection (a). In the event of death, payment shall be made to the beneficiary or beneficiaries as designated on the Participant's beneficiary designation form under the Company's group term life insurance program. In the absence of a beneficiary designation form, payment of the Incentive Award shall be made to the estate of the deceased Participant. Any amount that has been deferred as provided under Subsection (b) shall be processed in accordance with the applicable deferred compensation plan.

(d) **Employee Termination "For Cause" or Resignation.** Except as provided in Subsection (c) or in Section 7(e) or (f) below, if a Participant resigns before his or her Normal Retirement Age or is terminated involuntarily "for cause," and such employment termination occurs before the Participant's Incentive Award, if any, has been certified pursuant to Section 5(f), then such Participant shall forfeit that unpaid Incentive Award and shall not be entitled to receive any payment under this Plan with respect to his or her Incentive Award for such Performance Period.

(e) **Challenge to Control—Committee Discretion.** The Committee may, in its discretion, direct that all employment continuation requirements be waived if it finds, in its sole discretion, that a major challenge to the control of the Company exists; subject, however, to the requirement that the exercise of such discretion shall result in all Annual Performance Bonus Awards for any Performance Period beginning after December 31, 2008 being determined on a pro-rated basis consistent with the procedure described in Subsection (c). Any amount that has been deferred as provided under Subsection (b) shall be processed in accordance with the applicable deferred compensation plan.

(f) **Change in Control—Automatic Acceleration of Incentive Awards.** If in fact a Change in Control occurs, all Incentive Awards will be determined and paid to Participants within sixty (60) days of such event.

(g) **Tax Withholding.** Incentive Awards under this Plan will be subject to tax withholding as required by law. Any deferred payments pursuant to Subsection (b) shall be subject to tax withholding as provided in the applicable deferred compensation plan.

(h) **Impact on Employee Benefits.** Incentive Awards paid under this Plan shall not be included in the determination of an Employee's eligible compensation when determining benefits under other benefit programs.

(i) **Definition of Cause.** For purposes of this Section 7, "cause" is defined as and limited to (i) gross misconduct or gross neglect by the Participant in the discharge of his or her duties as an Employee, (ii) the breach by the Participant of any policy or written agreement with the Company or any of its Subsidiaries, including, without limitation, any employment or non-disclosure agreement, (iii) proven dishonesty in the performance of the Participant's duties, (iv) the Participant's conviction or a plea of guilty or nolo contendere to a felony or crime of moral turpitude, or (v) the Participant's alcohol or drug abuse; provided, however, the Participant shall not be deemed to have been dismissed for cause unless and until there shall have been delivered to the Participant a copy of a resolution duly adopted by the Board or the Committee at a meeting duly called and held for the purpose (after reasonable notice to the Participant and an opportunity for the Participant, together with his or her counsel, to be heard before the Board or Committee), finding that in the good-faith, reasonable opinion of the Board or Committee, the Participant was guilty of the conduct set forth in this sentence and specifying the particulars in detail.

SECTION 8
NO EMPLOYMENT RIGHTS

No provisions of this Plan under any Award Notice shall be construed to give any Participant any right to remain an Employee of, or provide Services to, the Company or any of its Subsidiaries or to affect the right of the Company to terminate any Employee's service at any time, with or without cause.

SECTION 9
FUNDING AND STATUS OF PLAN

This Plan is a payroll practice of the Company and not an employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). This Plan is not funded in the sense of a "funded plan" under ERISA, or Internal Revenue Service or other government regulations, which prescribe certain Participant rights and fiduciary obligations. Funding for this Plan will be equivalent to the sum of individual Incentive Awards. Funding is for accounting purposes only and does not confer any rights to Participants to any portion of such funds or any other Company assets except under this Plan rules and Award guidelines. To the extent that a Participant acquires a right to receive payment from the Company under this Plan, such right shall be no greater than the rights of any unsecured creditor of the Company.

SECTION 10
TERM OF PLAN; EFFECT OF AMENDMENT OR TERMINATION

(a) **Effective Date; Term of Plan.** This Plan shall continue in effect until terminated under this Section 10.

(b) **Amendment and Termination.** The Committee in its sole discretion may terminate this Plan at any time and may amend this Plan at any time in such respects as the Committee may deem advisable; provided, no amendment, suspension or termination of this Plan shall materially adversely affect the rights of a Participant with respect to compensation previously earned and not yet paid. In the event that this Plan shall be suspended or terminated during the course of a Performance Period, an Incentive Award calculated in accordance with the terms of this Plan prior to such event will be paid to Participants on a pro rata basis.

SECTION 11
ALIENATION AND SUBORDINATION OF BENEFITS

No benefit or payment under this Plan may be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, lien or charge, by operation of law or otherwise, including levy, garnishment, pledge, or bankruptcy, except by will or the laws of descent and distribution, and any attempt to treat otherwise shall be void. No payment or benefit shall be in any manner liable for or subject to the recipient's debts, contracts, liabilities, or torts except where legislation provides for regulatory action or court order (garnishment, etc.) to supersede this restriction.

SECTION 12
GOVERNING LAW

THIS PLAN AND ANY AND ALL AWARD NOTICES EXECUTED IN CONNECTION WITH THIS PLAN SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

Subsequent to the filing of our Annual Report on Form 10-K on 25 February 2010, we changed our name from Ensco International plc to Ensco plc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number 1-8097

Ensco International plc
(Exact name of registrant as specified in its charter)

England and Wales	98-0635229
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6 Chesterfield Gardens London, England	W1J5BQ
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: +44 (1224) 780 400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares, U.S. $0.10 par value	New York Stock Exchange*
American Depositary Shares, each representing one Class A Ordinary Share, U.S. $0.10 par value per Class A Ordinary Share	New York Stock Exchange

* Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of our American depositary shares, each representing one Class A ordinary share, (based upon the closing price on the New York Stock Exchange on June 30, 2009 of $34.87) of Ensco International plc held by nonaffiliates of the registrant at that date was approximately $4,339,487,000.

As of February 24, 2010, there were 142,522,784 American depositary shares of the registrant issued and outstanding, each representing one Class A ordinary share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2010 General Meeting of Shareholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are subject to a number of risks and uncertainties and are based on information as of the date of this report. We assume no obligation to update these statements based on information after the date of this report.

Forward-looking statements include words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. The forward-looking statements include, but are not limited to, statements about the impact of the December 2009 reorganization of the Company's corporate structure (referred to elsewhere herein as the "redomestication") and our plans, objectives, expectations and intentions with respect thereto and with respect to future operations, including the tax savings or other benefits that we expect to achieve as a result of the redomestication. Forward-looking statements also include statements regarding future operations, market conditions, cash generation, the impact of recently contracted premium jackups, contributions from our ultra-deepwater semisubmersible rig fleet expansion program and expense management, industry trends or conditions and the business environment; statements regarding future levels of, or trends in, utilization, day rates, revenues, operating expenses, contract term, contract backlog, capital expenditures, insurance, financing and funding; statements regarding future construction (including construction in progress and completion thereof), enhancement, upgrade or repair of rigs and timing thereof; statements regarding future delivery, mobilization, contract commencement, relocation or other movement of rigs and timing thereof; statements regarding future availability or suitability of rigs and the timing thereof, and statements regarding the likely outcome of litigation, legal proceedings, investigations or insurance or other claims and the timing thereof.

Forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including:

- changes in U.S. or non-U.S. laws, including tax laws, that could effectively reduce or eliminate the benefits we expect to achieve from the redomestication,
- an inability to realize expected benefits from the redomestication,
- costs related to the redomestication and ancillary matters, which could be greater than expected,
- industry conditions and competition, including changes in rig supply and demand or new technology,
- risks associated with the global economy and its impact on capital markets and liquidity,
- prices of oil and natural gas, and their impact upon future levels of drilling activity and expenditures,
- further declines in rig activity, which may cause us to idle or stack additional rigs,
- excess rig availability or supply resulting from delivery of newbuild drilling rigs,
- concentration of our fleet in premium jackup rigs,
- cyclical nature of the industry,
- worldwide expenditures for oil and natural gas drilling,
- the ultimate resolution of the ENSCO 69 situation in general and the potential return of the rig or package policy political risk insurance recovery in particular,
- changes in the timing of revenue recognition resulting from the deferral of certain revenues for mobilization of our drilling rigs, time waiting on weather or time in shipyards, which are recognized over the contract term upon commencement of drilling operations,
- operational risks, including excessive unplanned downtime due to rig or equipment breakdown, damage or repair in general and hazards created by severe storms and hurricanes in particular,
- risks associated with offshore rig operations or rig relocations,

- renegotiation, nullification, cancellation or breach of contracts or letters of intent with customers or other parties, including failure to negotiate definitive contracts following announcements or receipt of letters of intent,
- inability to collect receivables,
- changes in the dates new contracts actually commence,
- changes in the dates our rigs will enter a shipyard, be delivered, return to service or enter service,
- risks inherent to shipyard rig construction, repair or enhancement, including risks associated with concentration of our ENSCO 8500 Series® rig construction contracts in a single shipyard in Singapore, unexpected delays in equipment delivery and engineering or design issues following shipyard delivery,
- availability of transport vessels to relocate rigs,
- environmental or other liabilities, risks or losses, whether related to hurricane damage, losses or liabilities (including wreckage or debris removal) in the Gulf of Mexico or otherwise, that may arise in the future which are not covered by insurance or indemnity in whole or in part,
- limited availability or high cost of insurance coverage for certain perils such as hurricanes in the Gulf of Mexico or associated removal of wreckage or debris,
- self-imposed or regulatory limitations on drilling locations in the Gulf of Mexico during hurricane season,
- impact of current and future government laws and regulation affecting the oil and gas industry in general and our operations in particular, including taxation, as well as repeal or modification of same,
- our ability to attract and retain skilled personnel,
- governmental action and political and economic uncertainties, including expropriation, nationalization, confiscation or deprivation of our assets,
- terrorism or military action impacting our operations, assets or financial performance,
- outcome of litigation, legal proceedings, investigations or insurance or other claims,
- adverse changes in foreign currency exchange rates, including their impact on the fair value measurement of our derivative instruments,
- potential long-lived asset or goodwill impairments, and
- potential reduction in fair value of our auction rate securities.

Moreover, the United States Congress, the Internal Revenue Service (the "IRS"), the United Kingdom Parliament or Her Majesty's Revenue and Customs ("HMRC") may enact new statutory or regulatory provisions that could adversely affect our status as a non-U.S. corporation or otherwise adversely affect our anticipated consolidated effective income tax rate. Retroactive statutory or regulatory actions have occurred in the past, and there can be no assurance that any such provisions, if enacted or promulgated, would not have retroactive application.

In addition to the numerous factors described above, you should carefully read and consider "Item 1A. Risk Factors" in Part I and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Form 10-K.

PART I

Item 1. *Business*

General

Ensco International plc is a global offshore contract drilling company. As of February 15, 2010, our offshore rig fleet included 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig. Additionally, we have four ultra-deepwater semisubmersible rigs under construction.

We are one of the leading providers of offshore contract drilling services to the international oil and gas industry. Our operations are concentrated in the geographic regions of Asia Pacific (which includes Asia, the Middle East and Australia), Europe and Africa, and North and South America. Unless the context requires otherwise, the terms "Ensco", "Company", "we", "us" and "our" refer to Ensco International plc together with all subsidiaries and predecessors.

We provide drilling services on a "day rate" contract basis. Under day rate contracts, we provide a drilling rig and rig crews and receive a fixed amount per day for drilling a well. Our customers bear substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, our customers may pay all or a portion of the cost of moving our equipment and personnel to and from the well site. We do not provide "turnkey" or other risk-based drilling services.

We have assembled one of the largest and most capable offshore drilling rig fleets in the world. We have grown our fleet through corporate acquisitions, rig acquisitions and new rig construction. A total of 30 jackup rigs in our current fleet were obtained through the acquisitions of Penrod Holding Corporation during 1993, Dual Drilling Company during 1996 and Chiles Offshore Inc. during 2002. During 2000, we completed construction of ENSCO 101, a harsh environment jackup rig, and ENSCO 7500, a dynamically positioned ultra-deepwater semisubmersible rig capable of drilling in water depths of up to 8,000 feet.

During 2004 and 2005, we acquired full ownership of ENSCO 102, a harsh environment jackup rig, and ENSCO 106, an ultra-high specification jackup rig. Both rigs were initially constructed through joint ventures with Keppel FELS Limited ("KFELS"), a major international shipyard. During 2006 and 2007, we completed construction of ENSCO 107 and ENSCO 108, respectively, both of which are ultra-high specification jackup rigs.

We have contracted KFELS to construct seven ultra-deepwater semisubmersible rigs (the "ENSCO 8500 Series®" rigs) based on our proprietary design. The ENSCO 8500 Series® rigs are enhanced versions of ENSCO 7500 capable of drilling in up to 8,500 feet of water. ENSCO 8500 was delivered in September 2008 and commenced operations in the Gulf of Mexico under a four-year contract in June 2009. ENSCO 8501 was delivered in June 2009 and commenced operations in the Gulf of Mexico under a three-and-a-half year contract in October 2009. ENSCO 8502 was delivered in January 2010 and is expected to commence operations in the Gulf of Mexico under a two-year contract during the third quarter of 2010. ENSCO 8503, ENSCO 8504, ENSCO 8505 and ENSCO 8506 are expected to be delivered during the fourth quarter of 2010, the second half of 2011 and the first and second half of 2012, respectively. ENSCO 8503 has secured a two-year contract in the Gulf of Mexico. ENSCO 8504, ENSCO 8505 and ENSCO 8506 are currently without contracts.

Our business strategy has been to focus on ultra-deepwater semisubmersible rig and premium jackup rig operations and de-emphasize other operations and assets considered to be non-core or that do not meet our standards for financial performance. Accordingly, we sold our marine transportation service vessel fleet, two platform rigs and two barge rigs during 2003. We sold one jackup rig and two platform rigs to KFELS during 2004 in connection with the execution of the ENSCO 107 construction agreement. We also disposed of five barge rigs and one platform rig during 2005 and our last remaining platform rig during 2006.

Our predecessor, ENSCO International Incorporated ("Ensco Delaware"), was formed as a Texas corporation during 1975 and reincorporated in Delaware during 1987. On December 23, 2009, we completed the reorganization of the corporate structure of the group of companies controlled by Ensco Delaware, pursuant to which an indirect, wholly-owned subsidiary merged with Ensco Delaware, and Ensco International plc became our publicly-held parent company incorporated under English law (the "redomestication"). In connection with the redomestication, each issued and outstanding share of common stock of Ensco Delaware was converted into the right to receive one American depositary share ("ADS" or "share"), each representing one Class A ordinary share, par value U.S. $0.10 per share, of Ensco International plc. Our ADSs are governed by a deposit agreement with Citibank, N.A. as depositary and trade on the New York Stock Exchange (the "NYSE") under the symbol "ESV," the symbol for Ensco Delaware common stock before the redomestication.

The redomestication was accounted for as an internal reorganization of entities under common control and, therefore, Ensco Delaware's assets and liabilities were accounted for at their historical cost basis and not revalued in the transaction. We remain subject to the U.S. Securities and Exchange Commission (the "SEC") reporting requirements, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of the NYSE, and we will continue to report our consolidated financial results in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). We also must comply with additional reporting requirements of English law.

Our principal executive office is located at 6 Chesterfield Gardens, London W1J5BQ, England, United Kingdom, and our telephone number is +44 (1224) 780 400. Our website is www.enscointernational.com.

Contract Drilling Operations

We are in the process of developing a fleet of ultra-deepwater semisubmersible rigs and established a separate business unit to manage our deepwater operations during 2008. Our jackup rigs and barge rig are managed by major geographic region. Accordingly, our business consists of four operating segments: (1) Deepwater, (2) Asia Pacific, (3) Europe and Africa and (4) North and South America. Each of our four operating segments provides one service, contract drilling. We engage in the drilling of offshore oil and natural gas wells by providing our drilling rigs and crews under contracts with major international, government-owned and independent oil and gas companies.

We currently own and operate 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig. Of the 42 jackup rigs, 19 are located in the Asia Pacific geographic region, ten are located in the Europe and Africa geographic region and 13 are located in the North and South America geographic region. Our ENSCO 7500 ultra-deepwater semisubmersible rig is operating in Australia, and ENSCO 8500 and ENSCO 8501 are operating under long-term contracts in the Gulf of Mexico. ENSCO 8502 was delivered in January 2010 and is currently preparing to mobilize from Singapore to the Gulf of Mexico where it is expected to commence drilling operations under a two-year contract during the third quarter of 2010. In addition, we have four ultra-deepwater semisubmersible rigs under construction by KFELS at a shipyard in Singapore. The rigs are scheduled for delivery during the fourth quarter of 2010, the second half of 2011 and the first and second half of 2012. Our barge rig is currently stacked in Singapore.

Our drilling rigs are used to drill and complete oil and natural gas wells. Demand for our drilling services is based upon many factors which are beyond our control, including:

- market price of oil and natural gas and the stability thereof,
- production levels and related activities of the Organization of Petroleum Exporting Countries ("OPEC") and other oil and natural gas producers,
- global oil supply and demand,
- regional natural gas supply and demand,
- worldwide expenditures for offshore oil and natural gas drilling,
- long-term effect of worldwide energy conservation measures,
- the development and use of alternatives to hydrocarbon-based energy sources, and

- worldwide economic activity.

Our drilling contracts are the result of negotiations with our customers, and most contracts are awarded upon competitive bidding. Our drilling contracts generally contain the following commercial terms:

- contract duration extending over a specific period of time or a period necessary to drill one or more wells,
- term extension options in favor of our customer, generally exercisable upon advance notice to us, at mutually agreed, indexed or fixed rates,
- provisions permitting early termination of the contract (i) if the rig is lost or destroyed or (ii) by the customer if operations are suspended for a specified period of time due to breakdown of major rig equipment, unsatisfactory performance, "force majeure" events beyond the control of either party or other specified conditions,
- some of our drilling contracts permit early termination of the contract by the customer for convenience (without cause), generally exercisable upon advance notice and in some cases without making an early termination payment to us,
- payment of compensation to us (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a "day work" basis such that we receive a fixed amount for each day ("day rate") that the drilling unit is operating under contract (lower rates or no payments ("zero rate") generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond our control),
- payment by us of the operating expenses of the drilling unit, including crew labor and incidental rig supply costs, and
- provisions in term contracts allowing us to recover certain labor and other operating cost increases from our customers through day rate adjustment or otherwise.

Financial information regarding our operating segments and geographic regions is presented in Note 13 to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data." Additional financial information regarding our operating segments is presented in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Backlog Information

Our contract drilling backlog reflects firm commitments, typically represented by signed drilling contracts, and was calculated by multiplying the contracted operating day rate by the firm contract period. The contracted operating day rate excludes certain types of non-recurring revenues for rig mobilization, demobilization, contract preparation and other customer reimbursables.

The following table summarizes our contract backlog of business as of February 1, 2010 and 2009 (in millions):

	2010(*)	2009(*)
Deepwater	$1,689.9	$1,895.7
Asia Pacific	466.5	724.4
Europe and Africa	363.4	858.1
North and South America	435.3	556.8
Total	$2,955.1	$4,035.0

(*) Backlog includes revenues realized during January of the respective year.

We did not enter into a new ultra-deepwater semisubmersible rig contract during 2009, which resulted in a $205.8 million decline in Deepwater backlog. Our Asia Pacific and Europe and Africa backlog declined by an aggregate $752.6 million primarily due to the lack of tender activity during 2009 in these markets. Our North and South America backlog declined by $121.5 million due to the lack of tender activity in the Gulf of Mexico, partially offset by two additional long-term contracts secured in Mexico. The table summarizes our annual backlog by operating segment as of February 1, 2010 (in millions):

	2010 (*)	2011	2012	2013	Total
Deepwater	$ 471.9	$601.2	$514.2	$102.6	$1,689.9
Asia Pacific	391.4	60.7	14.4	—	466.5
Europe and Africa	239.5	102.7	21.2	—	363.4
North and South America	232.6	144.4	58.3	—	435.3
Total	$1,335.4	$909.0	$608.1	$102.6	$2,955.1

(*) Backlog for the year ended December 31, 2010 includes revenues realized during January 2010.

Our Deepwater backlog includes $382.6 million associated with ENSCO 8503, which is scheduled for delivery during the fourth quarter of 2010. Additional information on rig construction risks is presented in "Item 1A. Risk Factors."

Our drilling contracts generally contain provisions permitting early termination of the contract (i) if the rig is lost or destroyed or (ii) by the customer if operations are suspended for a specified period of time due to breakdown of major rig equipment, unsatisfactory performance, "force majeure" events beyond the control of either party or other specified conditions. In addition, some of our drilling contracts permit early termination of the contract by the customer for convenience (without cause), generally exercisable upon advance notice to us and in some cases without making an early termination payment to us. Therefore, revenues recorded in future periods could differ materially from the backlog amounts presented in the table above.

Major Customers

We provide our contract drilling services to major international, government-owned and independent oil and gas companies. During 2009, ConocoPhillips represented 13% of our revenues, and our five largest customers accounted for 44% of consolidated revenues in the aggregate.

Competition

The offshore contract drilling industry is highly competitive with numerous industry participants. Drilling contracts are, for the most part, awarded on a competitive bid basis. Price competition is often the primary factor in determining which contractor is awarded a contract, although quality of service, operational and safety performance, equipment suitability and availability, location of equipment, reputation and technical expertise are also factors. We have numerous competitors in the offshore contract drilling industry, several of which are larger and have greater resources than us.

Governmental Regulation

Our operations are affected by political developments and by laws and regulations that relate directly to the oil and gas industry. Accordingly, we will be directly affected by the approval and adoption of laws and regulations curtailing exploration and development drilling for oil and natural gas for economic, environmental, safety or other policy reasons. It is also possible that these laws and regulations could adversely affect our operations in the future by significantly increasing our operating costs.

Environmental Matters

Our operations are subject to laws and regulations controlling the discharge of materials into the environment, as well as pollution, contamination and hazardous waste disposal, or that otherwise relate to the protection of the environment. Laws and regulations specifically applicable to our business activities could impose significant liability on us for damages, clean-up costs, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of our operations, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on our financial position, operating results and cash flows. To date, such laws and regulations have not had a material adverse effect on us, and we have not experienced an accident that has exposed us to material liability for discharges of pollutants into the environment. However, events in recent years have heightened environmental concerns regarding the oil and gas industry.

The International Convention on Oil Pollution Preparedness, Response and Cooperation, the U.K. Merchant Shipping Act 1995, the U.K. Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 and other related legislation and regulations applicable to us and our operations in the North Sea and in other offshore waters and the United States Oil Pollution Act of 1990 ("OPA 90"), as amended, and other U.S. federal statutes applicable to us and our operations in the Gulf of Mexico, as well as similar statutes in Texas, Louisiana, other coastal states and other non-U.S. jurisdictions, address oil spill prevention and control and significantly expand liability, fine and penalty exposure across many segments of the oil and gas industry. Such statutes and related regulations impose a variety of obligations on us related to the prevention of oil spills and liability for resulting damages. For instance, OPA 90 imposes strict and, with limited exceptions, joint and several liability upon each responsible party for oil removal costs and a variety of fines, penalties and damages. Similar environmental laws apply in our other areas of operation. A failure to comply with these statutes and regulations, including OPA 90, may subject us to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on our financial position, operating results and cash flows.

From time to time, legislative proposals have been introduced that would materially limit or prohibit offshore drilling in certain areas. To date, no proposals have been enacted into law which would materially limit or prohibit offshore drilling in our principal areas of operation. However, we are adversely affected by a U.S. federal moratoria on drilling in certain areas of the Gulf of Mexico and elsewhere. If new laws are enacted or other government action is taken that restrict or prohibit offshore drilling in our principal areas of operation or impose environmental protection requirements that materially increase the cost of offshore drilling, exploration, development or production of oil and natural gas, we could be materially adversely affected.

Non-U.S. Operations

Revenues from non-U.S. operations were 86%, 80% and 77% of our total revenues during 2009, 2008 and 2007, respectively. Our non-U.S. operations and shipyard rig construction and enhancement projects are subject to political, economic and other uncertainties, including:

- terrorist acts, war and civil disturbances,
- expropriation, nationalization, deprivation or confiscation of our equipment,
- expropriation or nationalization of a customer's property or drilling rights,
- repudiation or nationalization of contracts,
- assaults on property or personnel,
- piracy, kidnapping and extortion demands,
- exchange restrictions,
- currency fluctuations,

- changes in the manner or rate of taxation,
- limitations on our ability to recover amounts due,
- increased risk of government and/or vendor/supplier corruption,
- changes in political conditions, and
- changes in monetary policies.

We historically have maintained insurance coverage and obtained contractual indemnities that protect us from some, but not all, of the risks associated with our non-U.S. operations such as nationalization, deprivation, confiscation, political and war risks. However, there can be no assurance that any particular type of contractual or insurance protection will be available in the future or that we will be able to purchase our desired level of insurance coverage at commercially feasible rates. In circumstances where we have insurance protection for some or all of the risks associated with non-U.S. operations, such insurance may be subject to cancellation on short notice, and it is unlikely that we will be able to remove our rig or rigs from the affected area within the notice period. Accordingly, a significant event for which we are uninsured or underinsured, or for which we have not received an enforceable contractual indemnity from a customer, could cause a material adverse effect on our financial position, operating results and cash flows.

We are subject to various tax laws and regulations in substantially all of the countries in which we operate or have a legal presence. We evaluate applicable tax laws and employ various business structures and operating strategies to obtain the optimal level of taxation on our revenues, income, assets and personnel. Actions by tax authorities that impact our business structures and operating strategies, such as changes to tax treaties, laws and regulations, or the interpretation or repeal of same, adverse rulings in connection with audits or otherwise or other challenges, may substantially increase our tax expense.

Our non-U.S. operations also face the risk of fluctuating currency values, which can impact our revenues, operating costs and capital expenditures. In addition, some of the countries in which we operate have occasionally enacted exchange controls. Historically, these risks have been limited by invoicing and receiving payment in U.S. dollars (our functional currency) or freely convertible currency and, to the extent possible, by limiting acceptance of foreign currency to amounts which approximate our expenditure requirements in such currencies. However, there is no assurance that our contracts will contain such terms in the future.

We currently conduct contract drilling operations in certain countries that have experienced substantial fluctuations in the value of their currency compared to the U.S. dollar. Our drilling contracts generally stipulate payment wholly or substantially in U.S. dollars, which reduces the impact currency fluctuations have on our earnings and cash flows. However, there is no assurance that our contracts will contain such payment terms in the future.

A portion of the costs and expenditures incurred by our non-U.S. operations, including a portion of the construction payments for our ENSCO 8500 Series® rigs, are settled in local currencies, exposing us to risks associated with fluctuation in the value of these currencies relative to the U.S. dollar. We use foreign currency forward contracts to reduce this exposure. However, the relative weakening in the value of the U.S. dollar in relation to the local currencies in these countries may increase our costs and expenditures.

Our non-U.S. operations are also subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the operation of drilling rigs and the requirement for equipment thereon. Governments in some countries have become increasingly active in regulating and controlling the ownership of oil, natural gas and mineral concessions and companies holding concessions, the exploration of oil and natural gas and other aspects of the oil and gas industry in their countries. In addition, government action, including initiatives by OPEC, may continue to cause oil and/or natural gas price volatility. In some areas of the world, government activity has adversely affected the amount of exploration and development work performed by major international oil and gas companies and may continue to do so. Moreover, certain countries accord preferential treatment to local contractors or joint ventures, which can place us at a competitive disadvantage. There can be no assurance that such laws and regulations or activities will not have a material adverse effect on our future operations.

Executive Officers

The table below sets forth certain information regarding our principal officers including our executive officers:

Name	Age	Position
Daniel W. Rabun	55	Chairman, President and Chief Executive Officer
William S. Chadwick, Jr.	62	Executive Vice President — Chief Operating Officer
John Mark Burns	53	Senior Vice President
Patrick Carey Lowe	51	Senior Vice President
James W. Swent III	59	Senior Vice President — Chief Financial Officer
David A. Armour	52	Vice President — Finance
H. E. Malone, Jr.	66	Vice President and Assistant Secretary
Cary A. Moomjian, Jr.	62	Vice President, General Counsel and Secretary
Sean P. O'Neill	46	Vice President — Investor Relations
Michael B. Howe	43	Treasurer
Douglas J. Manko	35	Controller and Assistant Secretary

Set forth below is certain additional information on our executive officers, including the business experience of each executive officer for at least the last five years:

Daniel W. Rabun joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as the Company's Chief Executive Officer effective January 1, 2007 and elected Chairman of the Board of Directors in May 2007. Prior to joining the Company, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986, except for one year when he served as Vice President, General Counsel and Secretary of a company in Dallas, Texas. Mr. Rabun provided legal advice and counsel to us for over fifteen years before joining the Company and served as one of our directors during 2001. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. He holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

William S. Chadwick, Jr. joined Ensco in June 1987 and was elected to his current position of Executive Vice President — Chief Operating Officer effective January 1, 2006. Prior to his current position, Mr. Chadwick served the Company as Senior Vice President — Operations, Senior Vice President, Member — Office of the President and Chief Operating Officer and Vice President — Administration and Secretary. Mr. Chadwick holds a Bachelor of Science Degree in Economics from the Wharton School of the University of Pennsylvania.

John Mark Burns joined Ensco in June 2008 and was elected to his current position of Senior Vice President in December 2009. Prior to his current position, Mr. Burns served as President of ENSCO Offshore International Company, a subsidiary of the Company. Prior to joining Ensco, Mr. Burns served in various international capacities with Noble Corporation (a leading offshore drilling contractor) and most recently served as Vice President & Division Manager responsible for offshore units located in the Gulf of Mexico. Mr. Burns holds a Bachelor of Arts Degree in Business and Political Science from Sam Houston State University.

Patrick Carey Lowe joined Ensco in August 2008 as Senior Vice President. His responsibilities include the Deepwater Business Unit, capital projects, engineering and strategic planning. Prior to joining Ensco, Mr. Lowe was Vice President — Latin America for Occidental Oil & Gas (one of the world's largest independent oil and natural gas producers). He also served as President & General Manager, Occidental Petroleum of Qatar Ltd. from 2001 to 2007. Mr. Lowe held various drilling-related management positions with Sedco Forex and Schlumberger Oilfield Services from 1980 to 2000, including Business Manager — Drilling, North and South America and General Manager — Oilfield Services, Saudi Arabia, Bahrain and Kuwait. Following Schlumberger, he was associated with a business-to-business e-procurement company until he joined Occidental during 2001. Mr. Lowe holds a Bachelor of Science Degree in Civil Engineering from Tulane University.

James W. Swent III joined Ensco in July 2003 and thereupon was elected to his current position of Senior Vice President — Chief Financial Officer. Mr. Swent previously held various financial executive positions in the information technology, telecommunications and manufacturing industries, including positions with Memorex Corporation and Nortel Networks. He served as Chief Financial Officer and Chief Executive Officer of Cyrix Corporation from 1996 to 1997 and Chief Financial Officer and Chief Executive Officer of American Pad and Paper Company from 1998 to 2000. Prior to joining the Company, Mr. Swent served as Co-Founder and Managing Director of Amrita Holdings, LLC. Mr. Swent holds a Bachelor of Science Degree in Finance and a Masters Degree in Business Administration from the University of California at Berkeley.

David A. Armour joined Ensco in October 1990 and was elected to his current position of Vice President — Finance in September 2008. Prior to his current position, Mr. Armour served the Company as Assistant Controller and Controller. From 1981 to 1990, Mr. Armour served in various capacities as an employee of the public accounting firm Deloitte & Touche LLP and its predecessor firm Touche Ross & Co. Mr. Armour holds a Bachelor of Business Administration Degree from The University of Texas at Austin.

H. E. Malone, Jr. joined Ensco in August 1987 and was elected to his current position of Vice President and Assistant Secretary in December 2009. Prior to his current position, Mr. Malone served as Vice President — Finance (International), Vice President — Finance, Vice President — Accounting, Tax and Information Systems and Vice President — Controller. Mr. Malone holds Bachelor of Business Administration Degrees from The University of Texas at Austin and Southern Methodist University and a Masters of Business Administration Degree from the University of North Texas.

Cary A. Moomjian, Jr. joined Ensco in January 2002 and thereupon was elected to his current position of Vice President, General Counsel and Secretary. Mr. Moomjian has over thirty years of experience in the oil and gas industry. From 1976 to 2001, Mr. Moomjian served in various management and executive capacities as an employee of Santa Fe International Corporation, including Vice President, General Counsel and Secretary from 1993 to 2001. Mr. Moomjian was admitted to the California Bar during 1972 and to the Texas Bar during 1994. He holds a Bachelor of Arts Degree from Occidental College and a Juris Doctorate Degree from Duke University School of Law.

Sean P. O'Neill joined the Company in May 2009 as Vice President-Investor Relations. Prior to joining Ensco, Mr. O'Neill had served as Senior Vice President, Investor Relations and Corporate Communications of First Industrial Realty Trust, Inc. since 2004. Mr. O'Neill previously held similar positions at two Fortune 500 companies and was Managing Director of Strategic Investor Relations Consulting at Thomson Financial (Thomson Reuters). Mr. O'Neill holds a Bachelor of Science Degree in Finance from Fairfield University and a Masters of Business Administration Degree from DePaul University, Kellstadt Graduate School of Business. Mr. O'Neill is also a member of DePaul University's Finance Advisory Board.

Michael B. Howe joined Ensco in February 2009 as Treasurer. Prior to joining the Company, Mr. Howe was an employee of Devon Energy Corp. (the largest U.S. based independent oil and natural gas producer) where he had served as Assistant Treasurer since 2002. Mr. Howe previously held positions in various capacities at Enron Corp., BG Group PLC and Arthur Andersen. Mr. Howe holds a Bachelor of Science Degree in Accounting from Oklahoma State University and a Masters of Business Administration Degree from The University of Texas at Austin.

Douglas J. Manko joined Ensco in May 2004 and was elected to his current position of Controller and Assistant Secretary in December 2009. Prior to his current position, Mr. Manko served as Controller, Director — Management Systems and Manager — Accounting Public Reporting. From 1996 to 2004, Mr. Manko served in various capacities as an employee of the public accounting firm Ernst & Young LLP. Mr. Manko holds a Bachelor of Arts Degree in Business Administration from Baldwin Wallace College.

Officers generally serve for a one-year term or until successors are elected and qualified to serve.

Employees

We employed 3,585 personnel worldwide as of February 1, 2010, of which 2,347 were full-time employees. The majority of our personnel work on rig crews and are compensated on an hourly basis.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports that we file or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended, are available on our website at www.enscointernational.com. These reports are also available in print without charge by contacting our Investor Relations Department at 214-397-3045 as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The information contained on our website is not included as part of, or incorporated by reference into, this report.

Item 1A. *Risk Factors*

There are numerous factors that affect our business and operating results, many of which are beyond our control. The following is a description of significant factors that might cause our future operating results to differ materially from those currently expected. The risks described below are not the only risks facing our Company. Additional risks and uncertainties not specified herein, not currently known to us or currently deemed to be immaterial also may materially adversely affect our business, financial position, operating results and/or cash flows.

WE HAVE NOT REQUESTED AN HMRC RULING ON THE U.K. TAX ASPECTS OF THE REDOMESTICATION, AND HMRC MAY DISAGREE WITH OUR CONCLUSIONS.

Based on current U.K. corporation tax law and the current U.K.-U.S. income tax treaty, as amended, we expect that the redomestication will not result in any material U.K. corporation tax liability to Ensco International plc. Further, we believe that we have satisfied all stamp duty reserve tax ("SDRT") payment and filing obligations in connection with the issuance and deposit of our Class A ordinary shares into the ADS facility pursuant to the deposit agreement governing the ADS facility.

However, if HMRC disagrees with this view, it may take the position that material U.K. corporation tax or SDRT liabilities or amounts on account thereof are payable by Ensco International plc as a result of the redomestication, in which case we expect that we would contest such assessment. If we were unsuccessful in disputing the assessment, the implications could be materially adverse to us. We have not requested an HMRC ruling on the U.K. tax aspects of the redomestication, and there can be no assurance that HMRC will agree with our interpretations of U.K. corporation tax law or any related matters associated therewith.

THE IRS MAY DISAGREE WITH OUR CONCLUSIONS ON TAX TREATMENT OF THE REDOMESTICATION.

We expect that the redomestication will not result in any material U.S. federal income tax liability to Ensco International plc. However, the IRS may disagree with our assessments of the effects or interpretation of the tax laws, treaties or regulations or their enforcement with respect to the redomestication. Nevertheless, even if our conclusions on the U.S. tax treatment of the redomestication to Ensco International plc do not ultimately prevail, we do not believe that a contrary treatment of the redomestication by the IRS would result in a material increase in U.S. taxes compared to our pre-redomestication U.S. tax position. In this event we may not realize the expected tax benefits of the redomestication, and our operating results may be adversely affected in comparison to what they would have been if the IRS agreed with our conclusions.

IF ENSCO INTERNATIONAL PLC AND ITS NON-U.S. SUBSIDIARIES BECOME SUBJECT TO U.S. FEDERAL INCOME TAX, OUR FINANCIAL POSITION, OPERATING RESULTS AND CASH FLOWS WOULD BE ADVERSELY AFFECTED.

Ensco International plc and its non-U.S. subsidiaries will conduct their operations in a manner intended to minimize the risk that Ensco International plc or its non-U.S. subsidiaries engage in the conduct of a U.S. trade or business. Our U.S. and U.S.-owned subsidiaries will continue to be subject to U.S. federal income tax on their worldwide income, and our non-U.S. subsidiaries will continue to be subject to U.S. federal income tax on their U.S. operations. However, if Ensco International plc or any of its non-U.S. subsidiaries is or are determined to be engaged in a trade or business in the U.S., Ensco International plc or such non-U.S. subsidiaries would be required to pay U.S. federal income tax on income that is subject to the taxing jurisdiction of the U.S. If this occurs, our financial position, operating results and cash flows may be adversely affected.

WE MAY BE TREATED AS A U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES FOLLOWING THE REDOMESTICATION.

Generally for U.S. federal income tax purposes, a corporation is considered tax resident in the place of its incorporation. Ensco International plc is incorporated under U.K. law and should be deemed a U.K. corporation under these general rules. However, Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), generally provides that a corporation organized outside the U.S. that acquires substantially all of the assets of a corporation organized in the U.S. will be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes if shareholders of the acquired U.S. corporation own at least 80% (of either the voting power or the value) of the shares of the acquiring foreign corporation after the acquisition and the acquiring foreign corporation does not have substantial business activities in the country in which it is organized. As a result, Ensco must have substantial business activities in the U.K. to avoid being treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

There is currently no "safe harbor" or other guidance that confirms when a foreign corporation's business activities in its country of incorporation are deemed to be substantial. Therefore, it is possible that the IRS would interpret the Section 7874 "anti-inversion" rules so as to treat Ensco International plc as a U.S. corporation. Moreover, the U.S. or U.K. may enact new statutory or regulatory provisions that could adversely affect our status as a non-U.S. corporation or otherwise adversely affect our anticipated consolidated effective income tax rate. Retroactive statutory or regulatory actions have occurred in the past, and there can be no assurance that any such provisions, if enacted or promulgated, would not have retroactive application.

Ensco International plc is a company formed under English law and has historic, continuous and substantial business activities in the U.K. as a result of its longstanding North Sea drilling activities and management and control over the Europe and Africa Business Unit, headquartered in Aberdeen, Scotland. Therefore, we believe Ensco International plc should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, there is no certainty that the IRS will not assert a contrary position, in which case we could become involved in tax controversy with the IRS regarding possible additional U.S. tax liability. If we are unsuccessful in resolving any such tax controversy in our favor, we would likely not realize the tax savings we anticipate achieving through the redomestication, and we could be liable for additional U.S. federal income tax as a result of certain transactions undertaken as part of the redomestication.

THE REDOMESTICATION MAY NOT ALLOW US TO MAINTAIN A COMPETITIVE CONSOLIDATED EFFECTIVE INCOME TAX RATE.

We believe the redomestication should improve our ability to maintain a competitive consolidated effective income tax rate because the U.K. corporate tax rate is lower than the U.S. corporate tax rate and because the U.K. has implemented a dividend exemption system that generally does not subject non-U.K. earnings to U.K. tax when such earnings are repatriated to the U.K. in the form of dividends from non-U.K. subsidiaries.

The U.K. Government is consulting on reform of the U.K. controlled foreign companies rules (the "CFC rules") and published a discussion document in January 2010 that contains updated CFC rules related proposals. It has been announced that consultation regarding reform of the CFC rules will continue during 2010 with draft legislation expected later in 2010 and amendments to the CFC rules not likely to be enacted until 2011. The effect of any such amendments to the CFC rules on Ensco International plc will not be clear until the new legislation is published and enacted in its entirety. We will closely monitor the proposed amendments in order to address and mitigate their effects (if any) and will consider submitting representations to the U.K. Government on such proposed amendments as may affect us.

We cannot provide any assurances as to what our effective income tax rates will be because of, among other things, uncertainty regarding the nature and extent of our business activities in any particular jurisdiction in the future and the tax laws of such jurisdictions, as well as potential changes in U.K. and U.S. tax laws. Our actual effective income tax rates may vary from our expectation and that variance may be material. Additionally, the tax laws of other jurisdictions could change in the future, and such changes could cause a material change in our consolidated effective income tax rate.

We also could be subject to future audits conducted by U.K., U.S. and other tax authorities, and the resolution of such audits could significantly impact our effective income tax rates in future periods, as would any reclassification or other matter (such as changes in applicable accounting rules) that increases the amounts we have provided for income taxes in our consolidated financial statements. There can be no assurance that we would be successful in attempting to mitigate the adverse impacts resulting from any changes in law, audits and other matters. Our inability to mitigate the negative consequences of any changes in the law, audits and other matters could cause our effective income tax rates to increase and our financial position, operating results or cash flows to be adversely affected.

CHANGES IN LAWS, INCLUDING TAX LAW CHANGES, COULD ADVERSELY AFFECT ENSCO, ITS SUBSIDIARIES AND ITS SHAREHOLDERS.

Changes in tax laws, regulations or treaties or the interpretation or enforcement thereof, in the U.S., the U.K. or elsewhere, could adversely affect the tax consequences of the redomestication to Ensco and its shareholders and/or our effective income tax rates (whether associated with the redomestication or otherwise). For example, one reason for the redomestication was to begin to align our structure so as to have an opportunity to take advantage of U.K. corporate tax rates, which are lower than the U.S. income tax rates, and to take advantage of the recent dividend exemption system implemented in the U.K., which generally does not subject earnings of non-U.K. subsidiaries to U.K. tax when such earnings are repatriated to the U.K. as dividends. Future changes in tax laws, regulations or treaties or the interpretation or enforcement thereof in general or any such changes resulting in a material change in the U.S. or U.K. tax rates in particular could reduce or eliminate the benefits that we expect to achieve from the redomestication.

CHANGES IN EFFECTIVE INCOME TAX RATES OR ADVERSE OUTCOMES RESULTING FROM EXAMINATION OF OUR TAX RETURNS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

Changes in the valuation of our deferred tax assets and liabilities or changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate could result in a higher effective income tax rate on our worldwide earnings and such change could be significant to our financial results. Our future effective income tax rates could also be adversely affected by lower than anticipated earnings in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates. In addition, we are subject to examinations of our income tax returns by HMRC, the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that such examinations will not have an adverse effect on our financial position, operating results or cash flows.

THE EXPECTED FINANCIAL, LOGISTICAL AND OPERATIONAL BENEFITS OF THE REDOMESTICATION MAY NOT BE REALIZED.

We cannot be assured that all of the goals of the redomestication will be achieved, particularly as achievement of our goals is in many important respects subject to factors that we do not control. These factors include the reactions of U.K. and U.S. tax authorities, the reactions of third parties with whom we enter into contracts and conduct business and the reactions of investors and analysts.

While we expect that the redomestication will enable us to take advantage of lower U.K. tax rates and the benefits of the U.K. dividend exemption system for certain non-U.K. source dividends repatriated to the U.K. in the years after implementation of the redomestication to a greater extent than would likely have been available if the redomestication had not occurred, these benefits may not be achieved. In particular, U.K. or U.S. tax authorities may challenge our application and/or interpretation of relevant tax laws, regulations or treaties, valuations and methodologies or other supporting documentation. If they are successful in doing so, we may not experience the level of benefits we anticipate, or we may be subject to adverse tax consequences. Even if we are successful in maintaining our positions, we may incur significant expenses in defending our position and contesting claims or positions asserted by tax authorities.

Whether we realize other expected financial benefits of the redomestication will depend on a variety of factors, many of which are beyond our control. These factors include changes in the relative rate of economic growth in the U.K. compared to the U.S., our financial performance in jurisdictions with lower tax rates, foreign currency exchange rate fluctuations (especially as between the British pound and the U.S. dollar), and significant changes in trade, monetary or fiscal policies of the U.K. or the U.S., including changes in interest rates. It is difficult to predict or quantify the effect of these factors, individually and in the aggregate, in part because the occurrence of any of these events or circumstances may be interrelated. If any of these events or circumstances occur, we may not be able to realize the expected financial benefits of the redomestication, and our expenses may increase to a greater extent than if we had not completed the redomestication.

Realization of the logistical and operational benefits of the redomestication is also dependent on a variety of factors including the geographic regions in which our rigs are deployed, the location of the business unit offices that oversee our global offshore contract drilling operations, the locations of our customer's corporate offices and principal areas of operation and the location of our investors. If events or changes in circumstances occur affecting the aforementioned factors, we may not be able to realize the expected logistical and operational benefits of the redomestication.

INVESTOR ENFORCEMENT OF CIVIL JUDGMENTS AGAINST US MAY BE MORE DIFFICULT.

Because our parent company is now a public limited company incorporated under English law, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would have been the case for U.S. judgments obtained against us prior to the redomestication. In addition, it may be more difficult (or impossible) to bring some types of claims against us in courts in England than it would be to bring similar claims against a U.S. company in a U.S. court.

AS A RESULT OF INCREASED SHAREHOLDER APPROVAL REQUIREMENTS, WE MAY HAVE LESS FLEXIBILITY AS A U.K. PUBLIC LIMITED COMPANY THAN WE HAD AS A U.S. CORPORATION WITH RESPECT TO CERTAIN ASPECTS OF CAPITAL MANAGEMENT.

Under Delaware law, our directors could issue, without further shareholder approval, any shares of common stock authorized in our certificate of incorporation that were not already issued or reserved. Delaware law also provided substantial flexibility in establishing the terms of preferred stock. However, English law provides that a board of directors may only allot shares with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. Such authorization would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). An ordinary resolution was adopted prior to the effective time of the redomestication to authorize the allotment of additional shares and renewal of such authorization for additional five-year terms may be sought more frequently.

English law also generally provides shareholders preemptive rights when new shares are issued for cash. However, it is possible for the articles of association or shareholders in a general meeting to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed upon its expiration (i.e., at least every five years). A special resolution was adopted to exclude preemptive rights prior to the effective time of the redomestication and renewal of such exclusion for additional five-year terms may be sought more frequently.

English law prohibits us from conducting "on-market purchases" as our shares will not be traded on a recognized investment exchange in the U.K. English law also generally prohibits a company from repurchasing its own shares by way of "off-market purchases" without the prior approval of 75% of its shareholders by special resolution. Such approval lasts for a maximum period of up to five years. A special resolution was adopted to permit "off-market purchases" prior to the effective time of the redomestication. This special resolution will need to be renewed upon expiration (i.e., at least every five years) to permit "off-market purchases" and renewal for additional five-year terms may be sought more frequently.

We have no assurances that situations will not arise where such shareholder approval requirements for any of these actions would deprive our shareholders of substantial benefits.

OUR ABILITY TO DECLARE DIVIDENDS AND REPURCHASE SHARES WILL BE MORE LIMITED DUE TO THE REDOMESTICATION.

Under English law, with limited exceptions, we will only be able to declare dividends, make distributions or repurchase shares out of distributable profits. Distributable profits are a company's accumulated realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. It is expected that, subject to the risk factors discussed in this section and to the factors discussed in our Forward-Looking Statements, Ensco will have income from continuing operations sufficient to accumulate distributable profits in an amount sufficient to continue paying quarterly dividends at a rate of $0.025 per share on the anticipated schedule for the foreseeable future and to continue our repurchases of shares from employees in connection with the settlement of income tax withholding obligations arising from the vesting of share awards. However, our subsidiaries would need to declare a dividend payable to our U.K. parent and pay the associated withholding taxes to provide Ensco International plc the initial distributable profits sufficient to fully implement our previously disclosed Board authorization to repurchase up to $562.4 million of our shares.

THE REDOMESTICATION WILL RESULT IN ADDITIONAL ONGOING COSTS.

The redomestication will result in an increase in some of our ongoing expenses and require us to incur some new expenses. Some costs, including those related to relocation and employment of expatriate officers and other employees in our U.K. offices and holding Board of Directors meetings in the U.K., are expected to be higher than would be the case if our principal executive offices were not relocated to England. We also expect to incur new expenses, including professional fees, to comply with U.K. corporate and tax laws.

THE MARKET FOR ADSs REPRESENTING CLASS A ORDINARY SHARES MAY DIFFER FROM THE FORMER MARKET FOR ENSCO COMMON STOCK.

Although the ADSs are listed on the NYSE under the symbol "ESV," which is the same symbol under which common stock of Ensco Delaware was formerly listed, the market prices, trading volume and volatility of the ADSs could be different from those of the shares of Ensco Delaware common stock and certain funds and institutional holders may have rules or policies that restrict investment in ADSs.

THE SUCCESS OF OUR BUSINESS LARGELY DEPENDS ON THE LEVEL OF ACTIVITY IN THE OIL AND GAS INDUSTRY WHICH CAN BE SIGNIFICANTLY AFFECTED BY VOLATILE OIL AND NATURAL GAS PRICES.

The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production. Oil and natural gas prices, and market expectations of potential changes in these prices, may significantly affect the level of drilling activity. An actual decline, or the perceived risk of a decline, in oil and/or natural gas prices could cause oil and gas companies to reduce their overall level of activity or spending, in which case demand for our services may decline and revenues may be adversely affected through lower rig utilization and/or lower day rates.

Worldwide military, political, environmental and economic events also contribute to oil and natural gas price volatility. Numerous other factors may affect oil and natural gas prices and the level of demand for our services, including:

- demand for oil and natural gas,
- the ability of OPEC to set and maintain production levels and pricing,
- the level of production by non-OPEC countries,
- U.S. and non-U.S. tax policy,
- laws and government regulations that limit, restrict or prohibit exploration and development of oil and natural gas in various jurisdictions,
- advances in exploration and development technology,
- disruption to exploration and development activities due to hurricanes and other severe weather conditions and the risk thereof,
- the worldwide military or political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas of the Middle East or geographic areas in which we operate, or acts of terrorism, and
- global economic conditions.

THE OFFSHORE CONTRACT DRILLING INDUSTRY HISTORICALLY HAS BEEN CYCLICAL, WITH PERIODS OF LOW DEMAND AND EXCESS RIG AVAILABILITY THAT COULD RESULT IN ADVERSE EFFECTS ON OUR BUSINESS.

Financial operating results in the offshore contract drilling industry historically have been very cyclical and primarily are related to the demand for drilling rigs and the available supply of drilling rigs.

Demand for rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region.

The supply of offshore drilling rigs is limited and new rigs require substantial capital investment and a long period of time to construct. There are 95 new jackup and semisubmersible rigs reported to be on order for delivery by the end of 2012. More that half of these rigs are scheduled for delivery during 2010, representing an approximate 10% increase in the total worldwide fleet of jackups and semisubmersible rigs. There are no assurances that the market in general or a geographic region in particular will be able to fully absorb the supply of new rigs in future periods.

The increase in supply of offshore drilling rigs during 2010 and future periods could result in an oversupply of offshore drilling rigs and could cause a decline in utilization and/or day rates, a situation which could be exacerbated by a decline in demand for drilling rigs. Lower utilization and/or day rates in one or more of the regions in which we operate could adversely affect our revenues, utilization and profitability.

Certain events, such as limited availability or non-availability of insurance for certain perils in some geographic areas, rig loss or damage due to hurricanes, blowouts, craterings, punchthroughs and other operational events, may impact the supply of rigs in a particular market and cause rapid fluctuations in utilization and day rates.

Future periods of reduced demand and/or excess rig supply may require us to idle additional rigs or enter into lower day rate contracts or contracts with less favorable terms. There can be no assurance that the current demand for drilling rigs will not decline in future periods. A decline in demand for drilling rigs or an increase in drilling rig supply could adversely affect our financial position, operating results and cash flows.

DETERIORATION OF THE GLOBAL ECONOMY AND/OR A DECLINE IN OIL AND NATURAL GAS PRICES COULD CAUSE OUR CUSTOMERS TO REDUCE SPENDING ON EXPLORATION AND DEVELOPMENT DRILLING. THESE CONDITIONS COULD ALSO CAUSE OUR CUSTOMERS AND/OR VENDORS TO FAIL TO FULFILL THEIR COMMITMENTS AND/OR FUND FUTURE OPERATIONS AND OBLIGATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

The success of our business largely depends on the level of activity in offshore oil and natural gas exploration and development drilling worldwide. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly impact the level of worldwide drilling activity.

Oil and natural gas prices have declined significantly from their record highs reached in July 2008. A sustained decline in oil and natural gas prices, whether caused by economic conditions, international or national climate change regulations or other factors, could cause oil and gas companies to further reduce their overall level of drilling activity and spending. Disruption in the capital markets could also cause oil and gas companies to further reduce their overall level of drilling activity and spending.

Historically, when drilling activity and spending decline, utilization and day rates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. The oversupply of drilling rigs could be exacerbated by the entry of newbuild rigs into the market. When idled or stacked, drilling rigs do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items.

A sustained decline in oil and natural gas prices, together with deterioration of the global economy, could substantially reduce demand for drilling rigs and adversely affect our financial position, operating results and cash flows.

WE MAY SUFFER LOSSES IF OUR CUSTOMERS TERMINATE OR SEEK TO RENEGOTIATE OUR CONTRACTS, IF OPERATIONS ARE SUSPENDED OR INTERRUPTED OR IF A RIG BECOMES A TOTAL LOSS.

Our drilling contracts often are subject to termination without cause upon specific notice by the customer. Although contracts may require the customer to pay an early termination payment in the event of a termination for convenience (without cause), such payment may not fully compensate for the loss of the contract and some of our contracts permit termination by the customer without an early termination payment. In periods of rapid market downturn, our customers may not honor the terms of existing contracts (including contracts for new rigs under construction), may terminate contracts or may seek to renegotiate contract day rates and terms to conform with depressed market conditions.

Drilling contracts customarily specify automatic termination or termination at the option of the customer in the event of a total loss of the drilling rig and often include provisions addressing termination rights or reduction or cessation of day rates if operations are suspended or interrupted for extended periods due to breakdown of major rig equipment, unsatisfactory performance, "force majeure" events beyond the control of either party or other specified conditions. Our financial position, operating results and cash flows may be adversely affected by early termination of contracts, contract renegotiations or cessation of day rates while operations are suspended.

WE MAY INCUR ASSET IMPAIRMENTS AS A RESULT OF DECLINING DEMAND FOR OFFSHORE DRILLING RIGS.

We evaluate the carrying value of our property and equipment, primarily our drilling rigs, when events or changes in circumstances indicate that the carrying value of such rigs may not be recoverable. The offshore drilling industry historically has been highly cyclical, and it is not unusual for rigs to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles change. Likewise, during periods of supply and demand imbalance, rigs are frequently contracted at or near cash break-even rates for extended periods of time until day rates increase when demand comes back into balance with supply. However, if the global economy were to deteriorate and/or the offshore drilling industry were to incur a significant prolonged downturn, impairment charges may occur with respect to specific individual rigs, groups of rigs, such as a specific type of drilling rig, or rigs in a certain geographic location.

We test goodwill for impairment on an annual basis or when events or changes in circumstances indicate that a potential impairment exists. The goodwill impairment test requires us to identify reporting units and estimate each unit's fair value as of the testing date. In most instances, our calculation of the fair value of our reporting units is based on estimates of future discounted cash flows to be generated by our drilling rigs, which reflect management's judgments and assumptions regarding the appropriate risk-adjusted discount rate, as well as future industry conditions and operations, including expected utilization, day rates, expense levels, capital requirements and terminal values for each of our rigs. If the aggregate fair value of our reporting units exceeds our market capitalization, we evaluate the reasonableness of the implied control premium. If we determine the implied control premium is not reasonable, we adjust the discount rate in our discounted cash flow model and reduce the estimated fair values of our reporting units.

If the global economy were to deteriorate and the offshore drilling industry were to incur a significant prolonged downturn, our expectations of future cash flows may decline and could ultimately result in a goodwill impairment. Additionally, a significant decline in the market value of our shares could result in a goodwill impairment.

OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED IF CERTAIN CUSTOMERS CEASE TO DO BUSINESS WITH US.

We provide our services to major international, government-owned and independent oil and gas companies. Our five largest customers accounted for 44% of consolidated revenues in the aggregate, with our largest customer representing 13%. Our financial position, operating results and cash flows may be materially adversely affected if a major customer terminates its contracts with us, fails to renew its existing contracts with us, requires renegotiation of our contracts or declines to award new contracts to us.

FAILURE TO RECRUIT AND RETAIN SKILLED PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS.

We require skilled personnel to operate our drilling rigs and to provide technical services and support for our business. Competition for skilled and other labor has intensified as additional rigs are added to the worldwide fleet. There are 95 new jackup and semisubmersible rigs reported to be on order for delivery by the end of 2012, more than half of which are scheduled for delivery during 2010. These rigs will require new skilled and other personnel to operate. In periods of high utilization, it is more difficult and costly to recruit and retain qualified employees. Competition for such personnel could increase our future operating expenses, with a resulting reduction in net income, or impact our ability to fully staff and operate our rigs.

Notwithstanding current global economic conditions, we may be required to maintain or increase existing levels of compensation to retain our skilled workforce. Much of the skilled workforce is nearing retirement age, which may impact the availability of skilled personnel. We also are subject to potential further unionization of our labor force or legislative or regulatory action that may impact working conditions, paid time off or other conditions of employment. If such labor trends continue, they could further increase our costs or limit our ability to fully staff and operate our rigs.

OUR DRILLING CONTRACTS WITH NATIONAL OIL COMPANIES EXPOSE US TO GREATER RISKS THAN WE NORMALLY ASSUME.

We currently have twelve jackup rigs contracted with national oil companies. The terms of these non-U.S. contracts are often non-negotiable and may expose us to greater commercial, political and operational risks than we assume in other contracts such as exposure to greater environmental liability, the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide us an early termination payment, collection risks and political risks. While we believe that the financial, commercial and risk allocation terms of these contracts and our operating safeguards mitigate these risks, we can provide no assurance that the increased risk exposure will not have an adverse impact on our future operations or that we will not increase the number of rigs contracted to national oil companies with commensurate additional contractual risks.

OUR DRILLING RIG FLEET IS CONCENTRATED IN PREMIUM JACKUP RIGS, WHICH LEAVES US VULNERABLE TO RISKS RELATED TO LACK OF DIVERSIFICATION.

The offshore contract drilling industry is generally divided into two broad markets: deepwater and shallow water drilling. These broad markets are generally divided into smaller sub-markets based upon various factors, including type of drilling rig. The primary types of drilling rigs include jackup rigs, semisubmersible rigs, drillships, platform rigs, barge rigs and submersible rigs. While all drilling rigs are affected by general economic and industry conditions, each type of drilling rig can be affected differently by changes in demand. We currently have 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig. Additionally, we have four ultra-deepwater semisubmersible rigs under construction.

Our drilling rig fleet is concentrated in premium jackup rigs. If the market for premium jackup rigs should decline relative to the markets for other drilling rig types, our operating results could be more adversely affected relative to our competitors with drilling fleets that are less concentrated in premium jackup rigs.

OUR NON-U.S. OPERATIONS INVOLVE ADDITIONAL RISKS NOT ASSOCIATED WITH U.S. OPERATIONS.

Revenues from non-U.S. operations were 86%, 80% and 77% of our total revenues during 2009, 2008 and 2007, respectively. Our non-U.S. operations and shipyard rig construction and enhancement projects are subject to political, economic and other uncertainties, including:

- terrorist acts, war and civil disturbances,
- expropriation, nationalization, deprivation or confiscation of our equipment,

- expropriation or nationalization of a customer's property or drilling rights,
- repudiation or nationalization of contracts,
- assaults on property or personnel,
- piracy, kidnapping and extortion demands,
- exchange restrictions,
- currency fluctuations,
- changes in the manner or rate of taxation,
- limitations on our ability to recover amounts due,
- increased risk of government and vendor/supplier corruption,
- changes in political conditions, and
- changes in monetary policies.

We historically have maintained insurance coverage and obtained contractual indemnities that protect us from some, but not all, of the risks associated with our non-U.S. operations such as nationalization, deprivation, confiscation, political and war risks. However, there can be no assurance that any particular type of contractual or insurance protection will be available in the future or that we will be able to purchase our desired level of insurance coverage at commercially feasible rates. In circumstances where we have insurance protection for some or all of the risks associated with non-U.S. operations, such insurance may be subject to cancellation on short notice, and it is unlikely that we will be able to remove our rig or rigs from the affected area within the notice period. Accordingly, a significant event for which we are uninsured or underinsured, or for which we have not received an enforceable contractual indemnity from a customer, could cause a material adverse effect on our financial position, operating results and cash flows.

We are subject to various tax laws and regulations in substantially all countries in which we operate or have a legal presence. We evaluate applicable tax laws and employ various business structures and operating strategies to obtain the optimal level of taxation on our revenues, income, assets and personnel. Actions by tax authorities that impact our business structures and operating strategies, such as changes to tax treaties, laws and regulations, or the interpretation or repeal of same, adverse rulings in connection with audits or otherwise, or other challenges may substantially increase our tax expense.

Our non-U.S. operations also face the risk of fluctuating currency values, which can impact our revenues, operating costs and capital expenditures. In addition, some of the countries in which we operate have occasionally enacted exchange controls. Historically, these risks have been limited by invoicing and receiving payment in U.S. dollars (our functional currency) or freely convertible international currency and, to the extent possible, by limiting acceptance of foreign currency to amounts which approximate our expenditure requirements in such currencies. However, there is no assurance that our contracts will contain such terms in the future.

We currently conduct contract drilling operations in certain countries that have experienced substantial fluctuations in the value of their currency compared to the U.S. dollar. Our drilling contracts generally stipulate payment wholly or substantially in U.S. dollars, which reduces the impact currency fluctuations have on our earnings and cash flows. However, there is no assurance that our contracts will contain such payment terms in the future.

A portion of the costs and expenditures incurred by our non-U.S. operations, including a portion of the construction payments for the ENSCO 8500 Series® rigs, are settled in local currencies, exposing us to risks associated with fluctuation in the value of these currencies relative to the U.S. dollar. We use foreign currency forward contracts to reduce this exposure. However, the relative weakening in the value of the U.S. dollar in relation to the local currencies in these countries may increase our costs and expenditures.

Our non-U.S. operations are also subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the operation of drilling rigs and the requirement for equipment thereon. Governments in some non-U.S. countries have become increasingly active in regulating and controlling the ownership of oil, natural gas and mineral concessions and companies holding concessions, the exploration of oil and natural gas and other aspects of the oil and gas industry in their countries. In addition, government action, including initiatives by OPEC, may continue to cause oil and/or natural gas price volatility. In some areas of the world, government activity has adversely affected the amount of exploration and development work performed by major international oil companies and may continue to do so. Moreover, certain countries accord preferential treatment to local contractors or joint ventures, which can place us at a competitive disadvantage. There can be no assurance that such laws and regulations or activities will not have a material adverse effect on our future operations.

RIG CONSTRUCTION, UPGRADE AND ENHANCEMENT PROJECTS ARE SUBJECT TO RISKS, INCLUDING DELAYS AND COST OVERRUNS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS. THE RISKS ARE CONCENTRATED BECAUSE OUR FOUR ULTRA-DEEPWATER SEMISUBMERSIBLE RIGS CURRENTLY UNDER CONSTRUCTION ARE AT A SINGLE SHIPYARD IN SINGAPORE. THREE OF THESE RIGS DO NOT HAVE DRILLING CONTRACTS.

There are 95 new jackup and semisubmersible rigs reported to be on order or under construction with expected delivery dates through 2012. As a result, shipyards and third-party equipment vendors are under significant resource constraints to meet delivery obligations. Such constraints may lead to substantial delivery and commissioning delays and/or equipment failures and/or quality deficiencies. Furthermore, new drilling rigs may face start-up or other operational complications following completion of construction work or other unexpected difficulties including equipment failures, design or engineering problems that could result in significant downtime at reduced or zero day rates or the cancellation or termination of drilling contracts.

We currently have four ultra-deepwater semisubmersible rigs under construction. In addition, we may construct additional rigs and continue to upgrade the capability and extend the service lives of our existing rigs. Rig construction, upgrade, life extension and repair projects are subject to the risks of delay or cost overruns inherent in any large construction project, including the following:

- failure of third-party equipment to meet quality and/or performance standards,
- delays in equipment deliveries or shipyard construction,
- shortages of materials or skilled labor,
- damage to shipyard facilities or construction work in progress, including damage resulting from fire, explosion, flooding, severe weather or terrorism,
- unforeseen design or engineering problems,
- unanticipated actual or purported change orders,
- strikes, labor disputes or work stoppages,
- financial or operating difficulties of equipment vendors or the shipyard while constructing, upgrading, refurbishing or repairing a rig or rigs,
- unanticipated cost increases,
- foreign currency exchange rate fluctuations impacting overall cost,
- inability to obtain the requisite permits or approvals,
- force majeure, and
- additional risks inherent to shipyard projects in a non-U.S. location.

Our risks are concentrated because our four ultra-deepwater semisubmersible rigs currently under construction are at a single shipyard in Singapore. Although based on the design of ENSCO 7500 which has operated without significant downtime since its delivery in 2000, these four rigs and the recently delivered ENSCO 8500, ENSCO 8501 and ENSCO 8502 have a common risk of unforeseen design or engineering problems. Furthermore, ENSCO 8503 is subject to a firm, fixed day rate drilling contract upon completion of construction and significant shipyard project cost overruns or delays could impact the projected financial results or the viability of the contract and have a materially adverse effect on our financial position, operating results and cash flows.

ENSCO 8504, ENSCO 8505 and ENSCO 8506 have not secured drilling contracts upon completion of their construction. These rigs are scheduled to be delivered during the second half of 2011 and first and second half of 2012, respectively. There is no assurance that we will secure drilling contracts for these rigs or that the drilling contracts we may be able to secure will be based upon rates and terms that will provide a reasonable rate of return on these investments. Our failure to secure contractual commitments for these rigs at rates and terms that result in a reasonable return upon completion of construction may result in a material adverse effect on our financial position, operating results and cash flows. If we are able to secure drilling contracts prior to completion, we will be exposed to the risk of delays that could impact the projected financial results or the viability of the contracts and could have a material adverse effect on our financial position, operating results and cash flows.

WE HAVE INVESTED A PORTION OF OUR CASH IN AUCTION RATE SECURITIES AND WE MAY BE REQUIRED TO HOLD THEM INDEFINITELY DUE TO AN ILLIQUID MARKET.

As of December 31, 2009, we held $66.8 million (par value) of auction rate securities. Auctions for most of our auction rate securities began to fail in February 2008, as there were more sellers than buyers at scheduled interest rate auctions and parties desiring to sell their auction rate securities were unable to do so. When an auction fails, the interest rate is adjusted according to the provisions of the associated security agreement.

The majority of our auction rate securities are currently rated Aaa by Moody's, AAA by Standard & Poor's and/or AAA by Fitch. An aggregate $64.3 million (par value), or 96% of our auction rate securities, were issued by state agencies and are supported by student loans for which repayment is substantially guaranteed by the U.S. government under the Federal Family Education Loan Program.

Auction failures and the resulting lack of liquidity have affected the entire auction rate securities market, and we are currently unable to determine whether these conditions will be of an extended duration. While it is estimated that more than half of the $330.0 billion auction rate securities market has been refinanced, student loan supported auction rate securities remain mostly constrained and illiquid. Although $5.5 million and $6.0 million of our auction rate securities were redeemed at par value during the years ended December 31, 2009 and 2008, respectively, we are currently unable to determine whether issuers of our auction rate securities will attempt and/or be able to refinance.

We are also unable to determine if alternative markets that provide orderly purchases and sales of auction rate securities will develop. Pursuant to regulatory settlements, several major brokerage firms have offered to repurchase auction rate securities from retail investors, charities and small businesses, and use best efforts to provide liquidity to institutional investors within the next several years. However, we are currently unable to determine whether these brokerage firms will be able to comply with the terms of their regulatory settlements. Moreover, current global economic conditions may impede auction rate security repurchases.

Although we acquired our auction rate securities with the intention of selling them in the near-term, we do not currently expect to experience liquidity problems or alter any business plans if we maintain our investment in these securities indefinitely. Our auction rate securities have final maturity dates ranging from 2025 to 2047.

THE POTENTIAL FOR GULF OF MEXICO HURRICANE RELATED WINDSTORM DAMAGE OR LIABILITIES COULD RESULT IN UNINSURED LOSSES AND MAY CAUSE US TO ALTER OUR OPERATING PROCEDURES DURING HURRICANE SEASON, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Certain areas in and near the Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Some of our drilling rigs in the Gulf of Mexico are located in areas that could cause them to be susceptible to damage and/or total loss by these storms, and we have a larger concentration of jackup rigs in the Gulf of Mexico than most of our competitors. We currently have seven jackup rigs and two ultra-deepwater semisubmersible rigs in the Gulf of Mexico. Damage caused by high winds and turbulent seas could result in rig loss or damage, termination of drilling contracts on lost or severely damaged rigs or curtailment of operations on damaged drilling rigs with reduced or suspended day rates for significant periods of time until the damage can be repaired. Moreover, even if our drilling rigs are not directly damaged by such storms, we may experience disruptions in our operations due to damage to our customers' platforms and other related facilities in the area. Our drilling operations in the Gulf of Mexico have been impacted by hurricanes, including the total loss of one jackup rig during 2004, one platform rig during 2005 and one jackup rig during 2008, with associated loss of contract revenues and potential liabilities.

Insurance companies incurred substantial losses in the offshore drilling, exploration and production industries as a consequence of hurricanes that occurred in the Gulf of Mexico during 2004, 2005 and 2008. Accordingly, insurance companies have substantially reduced the nature and amount of insurance coverage available for losses arising from named tropical storm or hurricane damage in the Gulf of Mexico ("windstorm damage") and have dramatically increased the cost of available windstorm coverage. In discussions with insurance brokers and underwriters concerning our 2009 mid-year, annual insurance renewal, we were advised that coverage for risks associated with Gulf of Mexico windstorm damage had limited capacity and would be very costly. The tight insurance market not only applies to coverage related to Gulf of Mexico windstorm damage or loss of our drilling rigs, but also impacts coverage for potential liabilities to third parties associated with property damage, personal injury or death and environmental liabilities as well as coverage for removal of wreckage and debris associated with hurricane losses. We have no assurance that the tight insurance market for windstorm damage, liabilities and removal of wreckage and debris will not continue into the foreseeable future.

Upon renewal of our annual insurance policies effective July 1, 2009, we obtained $450.0 million of annual coverage for ultra-deepwater semisubmersible rig hull and machinery losses arising from Gulf of Mexico windstorm damage with a $50.0 million per occurrence self-insured retention (deductible). However, due to the significant premium, high self-insured retention and limited coverage, we decided not to purchase windstorm insurance for our jackups remaining in the Gulf of Mexico. Accordingly, we have retained the risk for loss or damage of our seven jackup rigs remaining in the Gulf of Mexico arising out of windstorm damage.

Our current liability insurance policies only provide coverage for Gulf of Mexico windstorm exposures for removal of wreckage and debris in excess of $50.0 million per occurrence as respects both our jackup and ultra-deepwater semisubmersible rig operations. Our limited windstorm insurance coverage exposes us to a significant level of risk due to jackup rig damage or loss related to severe weather conditions caused by Gulf of Mexico hurricanes.

We have established operational procedures designed to mitigate risk to our jackup rigs in the Gulf of Mexico during hurricane season. In addition to procedures designed to better secure the drilling package on jackup rigs, improve jackup leg stability and increase the air gap to position the hull above waves, our procedures involve analysis of prospective drilling locations, which may include enhanced bottom surveys. These procedures may result in a decision to decline to operate on a customer designated location during hurricane season notwithstanding that the location, water depth and other standard operating conditions are within a rig's normal operating range. Our procedures and the associated regulatory requirements addressing Mobile Offshore Drilling Unit operations in the Gulf of Mexico during hurricane season, coupled with our decision to retain (self-insure) certain windstorm related risks, may result in a significant reduction in the utilization of our jackup rigs in the Gulf of Mexico.

As noted above, we have a $50.0 million per occurrence deductible for windstorm loss or damage to our ultra-deepwater semisubmersible rigs in the Gulf of Mexico and have elected not to purchase loss or damage insurance coverage for our seven jackup rigs in the area. Moreover, we have retained the risk for the first $50.0 million of liability exposure for removal of wreckage and debris resulting from windstorm related exposures associated with our rigs in the Gulf of Mexico. These and other retained exposures for property loss or damage and wreckage and debris removal or other liabilities associated with Gulf of Mexico hurricanes could have a material adverse effect on our financial position, operating results and cash flows if we sustain significant uninsured or underinsured losses or liabilities as a result of Gulf of Mexico hurricanes.

THE LOSS OF ENSCO 74 MAY EXPOSE US TO COSTS ASSOCIATED WITH REMOVAL OF WRECKAGE AND DEBRIS, LIABILITIES FOR PROPERTY LOSS OR DAMAGE, PERSONAL INJURY OR DEATH OR ENVIRONMENTAL LIABILITIES THAT MAY NOT BE FULLY RECOVERABLE UNDER OUR INSURANCE OR CONTRACTUAL INDEMNITIES.

In September 2008, ENSCO 74 was lost as a result of Hurricane Ike in the Gulf of Mexico. Portions of its legs remained underwater adjacent to the customer's platform, and we conducted extensive aerial and sonar reconnaissance but did not locate the rig hull. In March 2009, the sunken rig hull of ENSCO 74 was located approximately 95 miles from the original drilling location when it was struck by an oil tanker. Following discovery of the sunken rig hull, we removed the accessible hydrocarbons onboard the rig and began planning for removal of the wreckage. As an interim measure, the wreckage has been appropriately marked, and the U.S. Coast Guard has issued a Notice to Mariners. We are currently communicating with various government agencies to address removal of the wreckage and related debris.

We are involved in civil litigation in the U.S. District Court for the Southern District of Texas in which the owners of the tanker SKS Satilla are seeking monetary damages of $10.0 million for losses incurred when the tanker struck the sunken hull of ENSCO 74. In addition, we received notice from legal counsel representing owners of another tanker alleging that the sunken hull of the ENSCO 74 caused damage to their tanker in January 2009 resulting in unspecified damages and losses.

We are involved in civil litigation in the U.S. District Court for the Southern District of Texas in which the owner of a pipeline, High Island Offshore System, LLC, alleges that ENSCO 74 damaged the pipeline in the aftermath of Hurricane Ike and is seeking damages for the cost of repairs and business interruption in excess of $26.0 million. We also are involved in civil litigation in the Fifteenth Judicial Court for the Parish of Lafayette and in the Nineteenth Judicial Court for the Parish of Baton Rouge, State of Louisiana in which the owner of a pipeline, Sea Robin Pipeline Company, LLC, is seeking unspecified damages in relation to the cost of repairing damage to the pipeline, loss of revenues, survey and other damages allegedly caused by ENSCO 74 in the aftermath of Hurricane Ike.

On November 2, 2009, the owners of two other subsea pipelines presented claims in the exoneration or limitation of liability proceedings we filed in U.S. District Court for the Southern District of Texas as described below. The claims were filed on behalf of Stingray Pipeline Company, LLC, and Tennessee Gas Pipeline seeking monetary damages incurred by reason of damage to pipelines allegedly caused by ENSCO 74 in the aftermath of Hurricane Ike. The Stingray claim is in the amount of $14.0 million, and the Tennessee Gas Pipeline claim is for unspecified damages.

We are exposed to costs associated with removal of the ENSCO 74 legs that remain underwater adjacent to the customer's platform and the sunken rig hull and related debris. Although we expect the cost of removal of the leg sections and the hull and related debris to be covered by available insurance and contractual indemnification, we may not be fully protected from such costs, liability or exposure (without any additional deductible or self-insured retention). Moreover, although appropriately marked following issuance of a U.S. Coast Guard Notice to Mariners, the sunken hull of ENSCO 74 may expose us to liabilities as a hazard to navigation and may also expose us to various potential liabilities for property loss or damage, personal injury or death and environmental liabilities, including penalties, fines and clean-up costs.

Our liability insurance may not fully protect us from cost, liability or exposure associated with the loss of ENSCO 74. As respects liabilities to third-parties, including the aforementioned tanker and pipeline claims, our applicable insurance is subject to a $10.0 million per occurrence self-insured retention and an annual aggregate policy limit of $500.0 million. We believe all liabilities associated with the ENSCO 74 loss during Hurricane Ike resulted from a single occurrence under the terms of the applicable insurance policies. However, legal counsel for certain liability underwriters have asserted that the liability claims arise from separate occurrences. In the event of multiple occurrences, the self-insured retention is $15.0 million for two occurrences and $1.0 million for each occurrence thereafter.

We plan to undertake all appropriate defensive measures and filed a petition for exoneration or limitation of liability under U.S. admiralty and maritime law in the U.S. District Court for the Southern District of Texas on September 2, 2009. The petition seeks exoneration from or limitation of liability for any and all injury, loss or damage caused, occasioned or occurred in relation to the ENSCO 74 loss in September 2008. The exoneration/limitation proceeding currently includes the SKS Satilla claim and the four pipeline claims described above. The matter has been scheduled for trial in September 2011. See Note 11 and Note 12 to our consolidated financial statements for additional information on the loss of ENSCO 74 and associated contingencies.

OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS.

Contract drilling and offshore oil and gas operations in general are subject to numerous risks, including the following:

- rig or other property damage, liability or loss, including removal of wreckage or debris, resulting from hurricanes and other severe weather conditions, collisions, groundings, blowouts, fires, explosions and other accidents or terrorism,
- blowouts, fires, explosions and other loss of well control events causing damage to wells, reservoirs, production facilities and other properties and which may require wild well control, including drilling of relief wells,
- craterings, punchthroughs or other events causing rigs to capsize, sink or otherwise incur significant damage or total loss,
- extensive uncontrolled rig or well fires, blowouts, oil spills or other discharges of pollutants causing damage to the environment,
- machinery breakdowns, equipment failures, personnel shortages, failure of subcontractors and vendors to perform or supply goods and services and other events causing the suspension or cancellation of drilling operations, and
- unionization or similar collective actions by our employees or employees of subcontractors causing suspension of drilling operations or significant increases in operating costs.

In addition to these risks to property and the environment, many of the hazards and risks associated with our operations and accidents or other events resulting from such hazards and risks, as well as our routine operations, expose our personnel, as well as personnel of our customers, subcontractors, vendors and other third-parties, to the risk of personal injury or death.

Although we currently maintain broad insurance coverage, subject to certain significant deductibles and levels of self-insurance or risk retention, it does not cover all types of losses and, in some situations such as rig loss or damage resulting from Gulf of Mexico hurricane related windstorm exposures, may not provide coverage for damages, in whole or in part, losses or liabilities resulting from our operations. Except for windstorm coverage on our Gulf of Mexico rigs subsequent to July 1, 2006, which was placed on a limited basis, we historically have maintained insurance coverage for damage to or loss of our drilling rigs in amounts not less than the estimated fair market value thereof. Even when insured, we have encountered circumstances in which insurance companies have issued reservations of rights or denied coverage which has, in certain circumstances, resulted in litigation. However, in the event of total loss, such coverage is unlikely to be sufficient to recover the cost of a newly-constructed replacement rig. Since we do not maintain business interruption or loss of hire insurance, we are fully exposed to loss of contract drilling revenues resulting from rig loss or damage.

We generally obtain contractual indemnification obligating our customers to protect and indemnify us for all or part of the liabilities resulting from pollution and damage to the environment, damage to wells, reservoirs and other customer property, control of wild wells, drilling of relief wells and certain non-rig crew personnel injuries. Such indemnification protection may be qualified or limited and may exclude certain perils or events or the application of local law. In some circumstances, we are unable to obtain indemnification protection for some or all of the risks generally assumed by our customers, including risks and liabilities relating to environmental damage, well loss or damage or wild well control. The inability to obtain such indemnification or the failure of a customer to meet indemnification obligations or losses or liabilities resulting from uninsured or underinsured events could have a material adverse effect on our financial position, operating results and cash flows.

Our contracts generally protect us in whole or part from certain losses sustained as a result of our negligence, most frequently as respects pollution and damage to the environment, damage to wells or reservoirs, control of wild wells, drilling of relief wells and consequential damages. However, losses resulting from contracts that do not contain such protection could have a material adverse affect on our financial position, operating results and cash flows. Losses resulting from our gross negligence or willful misconduct may not be protected contractually by specific provision or by application of law, and our insurance may not provide adequate protection for such losses.

COMPLIANCE WITH OR BREACH OF ENVIRONMENTAL LAWS CAN BE COSTLY AND COULD LIMIT OUR OPERATIONS.

Our operations are subject to laws and regulations controlling the discharge of materials into the environment, pollution, contamination and hazardous waste disposal or otherwise relating to the protection of the environment. Laws and regulations specifically applicable to our business activities could impose significant liability on us for damages, clean-up costs, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of our operations. To date, such laws and regulations have not had a material adverse effect on our operating results, and we have not experienced an accident that has exposed us to material liability for discharges of pollutants into the environment. However, there can be no assurance that such laws and regulations or accidents will not expose us to material liability in the future.

The International Convention on Oil Pollution Preparedness, Response and Cooperation, the U.K. Merchant Shipping Act 1995, the U.K. Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 and other related legislation and regulations and OPA 90 and other U.S. federal statutes applicable to us and our operations, as well as similar statutes in Texas, Louisiana, other coastal states and other non-U.S. jurisdictions, address oil spill prevention and control and significantly expand liability, fine and penalty exposure across many segments of the oil and gas industry. Such statutes and related regulations impose a variety of obligations on us related to the prevention of oil spills, disposal of waste and liability for resulting damages. For instance, OPA 90 imposes strict and, with limited exceptions, joint and several liability upon each responsible party for oil removal costs as well as a variety of fines, penalties and damages. Failure to comply with these statutes and regulations, including OPA 90, may subject us to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on our financial position, operating results and cash flows.

Events in recent years have generally heightened environmental concerns about the oil and gas industry. From time to time, legislative proposals have been introduced that would materially limit or prohibit offshore drilling in certain areas. To date, no proposals have been enacted into law which would materially limit or prohibit offshore drilling in our principal areas of operation. However, we are adversely affected by moratoria on drilling in certain areas of the Gulf of Mexico and elsewhere. If new laws are enacted or other government action is taken that restrict or prohibit offshore drilling in our principal areas of operation or impose environmental protection requirements that materially increase the cost of offshore drilling, exploration, development or production of oil and natural gas, we could be materially adversely affected.

LAWS AND GOVERNMENTAL REGULATIONS MAY ADD TO COSTS, LIMIT OUR DRILLING ACTIVITY OR REDUCE DEMAND FOR OUR DRILLING SERVICES.

Our operations are affected by political developments and by laws and regulations that relate directly to the oil and gas industry, including initiatives to limit greenhouse gas emissions. The offshore contract drilling industry is dependent on demand for services from the oil and gas industry. Accordingly, we will be directly affected by the approval and adoption of laws and regulations limiting or curtailing exploration and development drilling for oil and natural gas for economic, environmental, safety and other policy reasons. We may be exposed to risks related to new laws or regulations pertaining to climate change, carbon emissions or energy use that could reduce the use of oil or natural gas, thus reducing demand for hydrocarbon-based fuel and our drilling services. Governments also may pass laws or regulations encouraging or mandating the use of alternative energy sources, such as wind power and solar energy, which may reduce demand for oil and natural gas and our drilling services. Furthermore, we may be required to make significant capital expenditures or incur substantial additional costs to comply with new governmental laws and regulations. It is also possible that legislative and regulatory activity could adversely affect our operations by limiting drilling opportunities or significantly increasing our operating costs.

TERRORIST ATTACKS, PIRACY AND MILITARY ACTION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Terrorist acts, piracy, kidnapping, extortion or acts of war may cause damage to or disruption of our operations, employees, property and equipment or customers, suppliers and subcontractors, which may not be covered by insurance or an enforceable contractual indemnity and could significantly impact our financial position, operating results and cash flows. These acts create many economic and political uncertainties and the potential for future similar acts, the national and international responses and other acts of war or hostility could create many economic and political uncertainties, including an impact upon oil and natural gas drilling, exploration and development. This could adversely affect our business in ways that cannot readily be determined.

LEGAL PROCEEDINGS COULD AFFECT US ADVERSELY.

We are involved in litigation, including various claims, disputes and regulatory proceedings that arise in the ordinary course of business, many of which are uninsured and relate to commercial, employment or regulatory activities. We also are concluding an internal investigation relating to compliance with the anti-bribery, recordkeeping and accounting provisions of the U.S. Foreign Corrupt Practices Act ("FCPA") that focuses on activities related to our former operations in Nigeria and the associated accounting entries and internal accounting controls and have self-reported to the appropriate U.S. government authorities.

Although we cannot accurately predict the outcome of our litigation, claims, disputes, regulatory proceedings and investigations or the amount or impact of any associated liability or other sanctions, these matters could adversely affect our financial position, operating results or cash flows.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Contract Drilling Fleet

The following table provides certain information about the rigs in our drilling fleet by operating segment as of February 16, 2010:

Rig Name	Rig Type	Year Built/ Rebuilt	Design	Maximum Water Depth/ Drilling Depth	Current Location	Current Customer
Deepwater						
ENSCO 7500	Semisubmersible	2000	Dynamically Positioned	8,000'/30,000'	Australia	Chevron
ENSCO 8500	Semisubmersible	2008	Dynamically Positioned	8,500'/35,000'	Gulf of Mexico	Eni/Anadarko
ENSCO 8501	Semisubmersible	2009	Dynamically Positioned	8,500'/35,000'	Gulf of Mexico	Nexen/Noble Energy
ENSCO 8502	Semisubmersible	2010(1)	Dynamically Positioned	8,500'/35,000'	Singapore	Shipyard
ENSCO 8503	Semisubmersible	2010(2)	Dynamically Positioned	8,500'/35,000'	Singapore	Under construction(3)
ENSCO 8504	Semisubmersible	2011(2)	Dynamically Positioned	8,500'/35,000'	Singapore	Under construction(3)
ENSCO 8505	Semisubmersible	2012(2)	Dynamically Positioned	8,500'/35,000'	Singapore	Under construction(3)
ENSCO 8506	Semisubmersible	2012(2)	Dynamically Positioned	8,500'/35,000'	Singapore	Under construction(3)
Asia Pacific						
ENSCO 50	Jackup	1983/1998	F&G L-780 MOD II-C	300'/25,000'	Qatar	Sime Darby
ENSCO 51	Jackup	1981/2002	F&G L-780 MOD II-C	300'/25,000'	Malaysia	Available
ENSCO 52	Jackup	1983/1997	F&G L-780 MOD II-C	300'/25,000'	Malaysia	Petronas Carigali
ENSCO 53	Jackup	1982/2009	F&G L-780 MOD II-C	300'/25,000'	India	BG
ENSCO 54	Jackup	1982/1997	F&G L-780 MOD II-C	300'/25,000'	Qatar	ADOC/Bunduq
ENSCO 56	Jackup	1982/1997	F&G L-780 MOD II-C	300'/25,000'	Malaysia	Available
ENSCO 57	Jackup	1982/2003	F&G L-780 MOD II-C	300'/25,000'	Malaysia	Petronas Carigali
ENSCO 67	Jackup	1976/2005	MLT 84-CE	400'/30,000'	Indonesia	Pertamina
ENSCO 76	Jackup	2000	MLT Super 116-C	300'/30,000'	Saudi Arabia	Saudi Aramco
ENSCO 84	Jackup	1981/2005	MLT 82 SD-C	250'/25,000'	Bahrain	Cold stacked
ENSCO 88	Jackup	1982/2004	MLT 82 SD-C	250'/25,000'	Qatar	Ras Gas
ENSCO 94	Jackup	1981/2001	Hitachi 250-C	250'/25,000'	Qatar	Ras Gas
ENSCO 95	Jackup	1981/2005	Hitachi 250-C	250'/25,000'	Saudi Arabia	Saudi Aramco
ENSCO 96	Jackup	1982/1997	Hitachi 250-C	250'/25,000'	Qatar	Larsen & Toubro
ENSCO 97	Jackup	1980/1997	MLT 82 SD-C	250'/25,000'	Bahrain	Available
ENSCO 104	Jackup	2002	KFELS MOD V-B	400'/30,000'	Australia	ConocoPhillips
ENSCO 106	Jackup	2005	KFELS MOD V-B	400'/30,000'	Malaysia	Newfield
ENSCO 107	Jackup	2006	KFELS MOD V-B	400'/30,000'	Singapore	Available/Committed
ENSCO 108	Jackup	2007	KFELS MOD V-B	400'/30,000'	Brunei	Total
ENSCO I	Barge	1999	Barge	--/18,000'	Singapore	Cold stacked
Europe and Africa						
ENSCO 70	Jackup	1981/1996	Hitachi K1032N	250'/30,000'	United Kingdom	Available/Committed
ENSCO 71	Jackup	1982/1995	Hitachi K1032N	225'/25,000'	Denmark	Maersk
ENSCO 72	Jackup	1981/1996	Hitachi K1025N	225'/25,000'	United Kingdom	Eni
ENSCO 80	Jackup	1978/1995	MLT 116-CE	225'/30,000'	United Kingdom	Available/Committed
ENSCO 85	Jackup	1981/1995	MLT 116-C	300'/25,000'	Greece	Aegean Energy
ENSCO 92	Jackup	1982/1996	MLT 116-C	225'/25,000'	United Kingdom	EIS Consortium
ENSCO 100	Jackup	1987/2009	MLT 150-88-C	350'/30,000'	United Kingdom	GDF Suez
ENSCO 101	Jackup	2000	KFELS MOD V-A	400'/30,000'	United Kingdom	Available/Committed
ENSCO 102	Jackup	2002	KFELS MOD V-A	400'/30,000'	United Kingdom	ConocoPhillips
ENSCO 105	Jackup	2002	KFELS MOD V-B	400'/30,000'	Tunisia	BG

Rig Name	Rig Type	Year Built/ Rebuilt	Design	Maximum Water Depth/ Drilling Depth	Current Location	Current Customer
North and South America						
ENSCO 60	Jackup	1981/2003	Levingston 111-C	300'/25,000'	Gulf of Mexico	Cold stacked
ENSCO 68	Jackup	1976/2004	MLT 84-CE	400'/30,000'	Venezuela	Chevron
ENSCO 75	Jackup	1999	MLT Super 116-C	400'/30,000'	Gulf of Mexico	W&T
ENSCO 81	Jackup	1979/2003	MLT 116-C	350'/30,000'	Mexico	Pemex
ENSCO 82	Jackup	1979/2003	MLT 116-C	300'/30,000'	Gulf of Mexico	Chevron
ENSCO 83	Jackup	1979/2007	MLT 82 SD-C	250'/25,000'	Mexico	Pemex
ENSCO 86	Jackup	1981/2006	MLT 82 SD-C	250'/30,000'	Gulf of Mexico	Apache
ENSCO 87	Jackup	1982/2006	MLT 116-C	350'/25,000'	Gulf of Mexico	Apache
ENSCO 89	Jackup	1982/2005	MLT 82 SD-C	250'/25,000'	Mexico	Pemex
ENSCO 90	Jackup	1982/2002	MLT 82 SD-C	250'/25,000'	Gulf of Mexico	Stone
ENSCO 93	Jackup	1982/2008	MLT 82 SD-C	250'/25,000'	Mexico	Pemex
ENSCO 98	Jackup	1977/2003	MLT 82 SD-C	250'/25,000'	Mexico	Pemex
ENSCO 99	Jackup	1985/2005	MLT 82 SD-C	250'/30,000'	Gulf of Mexico	Exxon

(1) ENSCO 8502 was delivered by KFELS in January 2010 and is expected to mobilize to the Gulf of Mexico where it will undergo deepwater sea trials and final outfitting. The rig is projected to commence operations under a two-year drilling contract with Nexen/ Noble Energy during the third quarter of 2010.

(2) Rig is currently under construction. The "year built" provided is based on the current construction schedule.

(3) ENSCO 8503 has secured a two-year drilling contract in the Gulf of Mexico. We are currently marketing ENSCO 8504, ENSCO 8505 and ENSCO 8506 and anticipate they will be contracted in advance of delivery. For additional information on our rigs under construction, see "Cash Flow and Capital Expenditures" included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The equipment on our drilling rigs includes engines, drawworks, derricks, pumps to circulate the drilling fluid, well control systems, drill string and related equipment. The engines power a top-drive mechanism that turns the drill string and drill bit so that the hole is drilled by grinding subsurface materials, which are then returned to the rig by the drilling fluid. The intended water depth, well depth and drilling conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling project.

Jackup rigs stand on the ocean floor with their hull and drilling equipment elevated above the water on connected leg supports. Jackup rigs are generally preferred over other rig types in shallow water depths of 400 feet or less, primarily because jackup rigs provide a more stable drilling platform with above water well control equipment. Our jackup rigs are of the independent leg design where each leg can be fixed into the ocean floor at varying depths and equipped with a cantilever that allows the drilling equipment to extend outward from the hull over fixed platforms enabling safe drilling of both exploratory and development wells. The jackup rig hull supports the drilling equipment, jacking system, crew quarters, storage and loading facilities, helicopter landing pad and related equipment and supplies.

Semisubmersible rigs are floating offshore drilling units with pontoons and columns that partially submerge to a predetermined depth when sea water is permitted to enter the hull. Semisubmersible rigs can be held in a fixed location over the ocean floor either by being anchored to the sea bottom with mooring chains or dynamically positioned by computer-controlled propellers or "thrusters." ENSCO 7500, which is capable of drilling in water depths up to 8,000 feet, is a dynamically positioned rig that also can be adapted for moored operations. The rig uses a riser system to manage the drilling fluid and well control equipment located on the ocean floor. The ENSCO 8500 Series® rigs are enhanced versions of the ENSCO 7500, capable of drilling in up to 8,500 feet of water, and can be upgraded to 10,000 foot water-depth capability if required. Enhancements over ENSCO 7500 include a two million pound quad derrick, upgraded riser tensioning systems, offline pipe handling capability, increased drilling capacity, greater variable deck load, increased capacity in rig crew living quarters, improved automatic station keeping and the ability to modify the rig with an additional drilling platform. With these features, we believe the ENSCO 8500 Series® rigs are especially well-suited for deepwater development and exploratory well drilling.

Over the life of a typical rig, many of the major systems are replaced due to normal wear and tear or technological advancements in drilling equipment. All of our rigs are in good condition. As of February 15, 2010, we owned all of the rigs in our fleet.

We lease our executive offices in London, England and own offices and other facilities in Louisiana and Scotland. In addition to our executive offices, we currently lease office space in Dallas and Houston, Texas, Abu Dhabi, Australia, Brunei, Denmark, Dubai, India, Indonesia, Malaysia, Mexico, New Zealand, Qatar, Saudi Arabia, Singapore, Tunisia and Venezuela.

Item 3. *Legal Proceedings*

FCPA Internal Investigation

Following disclosures by other offshore service companies announcing internal investigations involving the legality of amounts paid to and by customs brokers in connection with temporary importation of rigs and vessels into Nigeria, the Audit Committee of our Board of Directors and management commenced an internal investigation in July 2007. The investigation initially focused on our payments to customs brokers relating to the temporary importation of ENSCO 100, our only rig that operated offshore Nigeria during the pertinent period.

As is customary for companies operating offshore Nigeria, we had engaged independent customs brokers to process customs clearance of routine shipments of equipment, materials and supplies and to process the ENSCO 100 temporary importation permits, extensions and renewals. One or more of the customs brokers that our subsidiary in Nigeria used to obtain the ENSCO 100 temporary import permits, extensions and renewals also provided this service to other offshore service companies that have undertaken FCPA compliance internal investigations.

The principal purpose of our investigation was to determine whether any of the payments made to or by our customs brokers were inappropriate under the anti-bribery provisions of the FCPA or whether any violations of the recordkeeping or internal accounting control provisions of the FCPA occurred. Our Audit Committee engaged a Washington, D.C. law firm with significant experience in investigating and advising upon FCPA matters to assist in the internal investigation.

Following notification to the Audit Committee and to KPMG LLP, our independent registered public accounting firm, in consultation with the Audit Committee's external legal counsel, we voluntarily notified the United States Department of Justice and SEC that we had commenced an internal investigation. We expressed our intention to cooperate with both agencies, comply with their directives and fully disclose the results of the investigation. The internal investigation process has involved extensive reviews of documents and records, as well as production to the authorities, and interviews of relevant personnel. In addition to the temporary importation of ENSCO 100, the investigation has examined our customs clearance of routine shipments and immigration activities in Nigeria.

Our internal investigation has essentially been concluded. Meetings to review the results of the investigation and discuss associated matters were held with the authorities on February 24, 2009, September 14, 2009 and February 9, 2010. We expect to discuss a possible negotiated disposition with the authorities in the near-term.

Although we believe the U.S. authorities will take into account our voluntary disclosure, our cooperation with the agencies and the remediation and compliance enhancement activities that are underway, we are unable to predict the ultimate disposition of this matter, whether we will be charged with violation of the anti-bribery, recordkeeping or internal accounting control provisions of the FCPA or whether the scope of the investigation will be extended to other issues in Nigeria or to other countries. We also are unable to predict what potential corrective measures, fines, sanctions or other remedies, if any, the agencies may seek against us or any of our employees.

In November 2008, our Board of Directors approved enhanced FCPA compliance recommendations issued by the Audit Committee's external legal counsel, and the Company embarked upon an enhanced compliance initiative that included appointment of a Chief Compliance Officer and a Director — Corporate Compliance. We engaged consultants to assist us in implementing the compliance recommendations approved by our Board of Directors, which include an enhanced compliance policy, increased training and testing, prescribed contractual provisions for our service providers that interface with foreign government officials, due diligence for the selection of such service providers and an increased Company-wide awareness initiative that includes periodic issuance of FCPA Alerts.

Since ENSCO 100 completed its contract commitment and departed Nigeria in August 2007, this matter is not expected to have a material effect on or disrupt our current operations. As noted above, we are unable to predict the outcome of this matter or estimate the extent to which we may be exposed to any resulting potential liability, sanctions or significant additional expense.

ENSCO 74 Loss

In September 2008, ENSCO 74 was lost as a result of Hurricane Ike in the Gulf of Mexico. Portions of its legs remained underwater adjacent to the customer's platform, and we conducted extensive aerial and sonar reconnaissance but did not locate the rig hull. The rig was a total loss, as defined under the terms of our insurance policies.

In March 2009, the sunken rig hull of ENSCO 74 was located approximately 95 miles from the original drilling location when it was struck by the oil tanker SKS Satilla. Following discovery of the sunken rig hull, we removed the accessible hydrocarbons onboard the rig and began planning for removal of the wreckage. As an interim measure, the wreckage has been appropriately marked, and the U.S. Coast Guard has issued a Notice to Mariners. We are currently communicating with various government agencies to address removal of the wreckage and related debris.

On March 17, 2009, we received notice from legal counsel representing certain underwriters in a subrogation claim alleging that ENSCO 74 caused a pipeline to rupture during Hurricane Ike. On September 4, 2009, High Island Offshore System, LLC, commenced civil litigation against us in the U.S. District Court for the Southern District of Texas seeking damages for the cost of repairs and business interruption in excess of $26.0 million. Based on information currently available, primarily the adequacy of available defenses, we have not concluded that it is probable that a liability exists with respect to this matter.

On March 18, 2009, SKS OBO & Tankers AS and Kristen Gehard Jebsen Skipsrederi AS, the owner and manager of the SKS Satilla, commenced civil litigation against us in the U.S. District Court for the Southern District of Texas seeking monetary damages of $10.0 million for losses incurred when the tanker struck the sunken hull of ENSCO 74. Based on information currently available, primarily the adequacy of available defenses, we have not concluded that it is probable a liability exists with respect to this matter.

On June 9, 2009, we received notice from legal counsel representing another pipeline owner which allegedly sustained damages to a subsea pipeline caused by ENSCO 74 in the aftermath of Hurricane Ike. On September 18, 2009, Sea Robin Pipeline Company, LLC, commenced civil litigation against us in the Fifteenth Judicial Court for the Parish of Lafayette and in the Nineteenth Judicial Court for the Parish of Baton Rouge, State of Louisiana seeking unspecified damages in relation to the cost of repairing damage to the pipeline, loss of revenues, survey and other damages. Based on information currently available, we have concluded that it is remote that a liability exists with respect to this matter.

We filed a petition for exoneration or limitation of liability under U.S. admiralty and maritime law in the U.S. District Court for the Southern District of Texas on September 2, 2009. The petition seeks exoneration from or limitation of liability for any and all injury, loss or damage caused, occasioned or occurred in relation to the ENSCO 74 loss in September 2008. On November 2, 2009, the owners of two other subsea pipelines presented claims in the exoneration/limitation of liability proceedings. The claims were filed on behalf of Stingray Pipeline Company, LLC, and Tennessee Gas Pipeline seeking monetary damages incurred by reason of damage to pipelines allegedly caused by ENSCO 74 in the aftermath of Hurricane Ike. The Stingray claim is in the amount of $14.0 million, and the Tennessee Gas Pipeline claim is for unspecified damages. Based on information currently available, we have concluded that it is remote that liabilities exist with respect to these matters.

We have liability insurance policies that provide coverage for third-party claims such as the tanker and pipeline claims, subject to a $10.0 million per occurrence self-insured retention and an annual aggregate limit of $500.0 million. We believe all liabilities associated with the ENSCO 74 loss during Hurricane Ike resulted from a single occurrence under the terms of the applicable insurance policies. However, legal counsel for certain liability underwriters have asserted that the liability claims arise from separate occurrences. In the event of multiple occurrences, the self-insured retention is $15.0 million for two occurrences and $1.0 million for each occurrence thereafter.

The exoneration/limitation proceedings currently include the SKS Satilla claim and the four pipeline claims described above. The matter has been scheduled for trial in September 2011. Although we do not expect final disposition of the claims associated with the ENSCO 74 loss to have a material adverse effect upon our financial position, operating results or cash flows, there can be no assurances as to the ultimate outcome.

ENSCO 29 Wreck Removal

A portion of the ENSCO 29 platform drilling rig was lost over the side of a customer's platform as a result of Hurricane Katrina during 2005. Although beneficial ownership of ENSCO 29 was transferred to our insurance underwriters when the rig was determined to be a total loss, management believes we may be legally required to remove ENSCO 29 wreckage and debris from the seabed and currently estimates the removal cost to range from $5.0 million to $15.0 million. Our property insurance policies include coverage for ENSCO 29 wreckage and debris removal costs up to $3.8 million. We also have liability insurance policies that provide specified coverage for wreckage and debris removal costs in excess of the $3.8 million coverage provided under our property insurance policies.

Our liability insurance underwriters have issued letters reserving rights and effectively denying coverage by questioning the applicability of coverage for the potential ENSCO 29 wreckage and debris removal costs. During 2007, we commenced litigation in the Texas District Court of Dallas County against certain underwriters at Lloyd's of London and other insurance companies, Bryan Johnson and BC Johnson Associates, LLC (collectively "the Underwriters") alleging breach of contract, wrongful denial, bad faith and other claims which seek a declaration that removal of wreckage and debris is covered under our liability insurance, monetary damages, attorneys' fees and other remedies. The Underwriters removed the case to the United States District Court for the Northern District of Texas, Dallas Division. The case was then remanded back to the Texas District Court by the United States District Court. The Underwriters subsequently appealed the remand to the United States Court of Appeals. The United States Court of Appeals upheld the United States District Court's order to remand the case back to the Texas District Court. The litigation is in an early stage.

While we anticipate that any ENSCO 29 wreckage and debris removal costs incurred will be largely or fully covered by insurance, a $1.2 million provision, representing the portion of the $5.0 million low end of the range of estimated removal cost we believe is subject to liability insurance coverage, was recognized during 2006.

Asbestos Litigation

During 2004, we and certain current and former subsidiaries were named as defendants, along with numerous other third-party companies as co-defendants, in three multi-party lawsuits filed in the Circuit Courts of Jones County (Second Judicial District) and Jasper County (First Judicial District), Mississippi. The lawsuits sought an unspecified amount of monetary damages on behalf of individuals alleging personal injury or death, primarily under the Jones Act, purportedly resulting from exposure to asbestos on drilling rigs and associated facilities during the period 1965 through 1986.

In compliance with the Mississippi Rules of Civil Procedure, the individual claimants in the original multi-party lawsuits whose claims were not dismissed were ordered to file either new or amended single plaintiff complaints naming the specific defendant(s) against whom they intended to pursue claims. As a result, out of more than 600 initial multi-party claims, we have been named as a defendant by 65 individual plaintiffs. Of these claims, 62 claims or lawsuits are pending in Mississippi state courts and three are pending in the U.S. District Court as a result of their removal from state court.

To date, written discovery and plaintiff depositions have taken place in eight cases involving us. While several cases have been selected for trial during 2010 and 2011, none of the cases pending against us in Mississippi state court are included within those selected cases.

The three cases removed from state court have been assigned to the Multi-District Litigation 875, which is currently before the U.S. District Court for the Eastern District of Pennsylvania. Although the Houston law firm representing these three plaintiffs filed a Motion to Remand, seeking to bring the cases back to Mississippi state court, the U.S. District Court denied the plaintiffs' motion by order dated December 10, 2009.

We intend to vigorously defend against these claims and have filed responsive pleadings preserving all defenses and challenges to jurisdiction and venue. However, discovery is still ongoing and, therefore, available information regarding the nature of all pending claims is limited. At present, we cannot reasonably determine how many of the claimants may have valid claims under the Jones Act or estimate a range of potential liability exposure, if any.

In addition to the pending cases in Mississippi, we have eight other asbestos or lung injury claims pending against us in litigation in various other jurisdictions. Although we do not expect the final disposition of the Mississippi and other asbestos or lung injury lawsuits to have a material adverse effect upon our financial position, operating results or cash flows, there can be no assurances as to the ultimate outcome of the lawsuits.

Other Matters

In July and August 2009, we filed arbitration claims with the Financial Industry Regulatory Authority ("FINRA") alleging fraud, conflict of interest and breach of contract against Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith, Inc. and breach of contract against Jefferies & Company, Inc. and Oppenheimer & Co., Inc. in connection with the sale of certain auction rate securities to us in the aggregate principal amount of $57.9 million. These proceedings are in an early stage and there can be no assurances as to the ultimate outcome.

In addition to the foregoing, we are named defendants or parties in certain other lawsuits, claims or proceedings incidental to our business and are involved from time to time as parties to governmental investigations or proceedings, including matters related to taxation, arising in the ordinary course of business. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty and the amount of any liability that could arise with respect to such lawsuits or other proceedings cannot be predicted accurately, we do not expect these matters to have a material adverse effect on our financial position, operating results or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

On December 22, 2009, we held a Special Meeting (the "Special Meeting") of the stockholders of Ensco Delaware. As of November 16, 2009, the record date for the Special Meeting, there were 142,515,432 shares of common stock of Ensco Delaware issued, outstanding and entitled to vote at the Special Meeting. A total of 110,905,713 shares of common stock (or 78%) were represented in person or by proxy at the Special Meeting. The following proposal, a detailed description of which was included in our proxy statement related to the Special Meeting, was submitted for a stockholder vote at the Special Meeting:

Adoption of the Agreement and Plan of Merger and Reorganization by and between Ensco Delaware and ENSCO Newcastle LLC, a newly-formed Delaware limited liability company ("Ensco Mergeco") and a wholly-owned subsidiary of ENSCO Global Limited, a newly-formed Cayman Islands exempted company ("Ensco Cayman") and a wholly-owned subsidiary of Ensco Delaware, pursuant to which Ensco Mergeco merged with and into Ensco Delaware, with Ensco Delaware surviving the merger as a wholly-owned subsidiary of Ensco Cayman, which became a wholly-owned subsidiary of Ensco International plc, an English public limited company.

The results of the stockholder vote were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
109,027,297	1,638,164	240,252	—

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Market Information

The following table provides the high and low sales price of our shares of common stock, U.S. $.10 par value, until December 22, 2009 and of our ADSs thereafter for each period indicated during the last two fiscal years:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009 High	$32.37	$42.47	$43.14	$51.30	$51.30
2009 Low	$22.04	$25.05	$32.26	$39.73	$22.04
2008 High	$65.23	$83.24	$81.12	$57.85	$83.24
2008 Low	$45.94	$59.81	$52.50	$22.38	$22.38

Dividends

Our ADSs (Symbol: ESV) are traded on the NYSE. We had 1,061 holders of record of our ADSs on February 1, 2010.

We began paying a $.025 per share quarterly cash dividend during the third quarter of 1997 and have continued to pay this quarterly dividend through December 31, 2009. Cash dividends totaling $.10 per share were paid during 2009 and 2008. We currently intend to continue paying quarterly dividends for the foreseeable future. However, our Board of Directors may change the timing, amount and payment of dividends on our shares depending on several factors including our profitability, liquidity, financial condition, reinvestment opportunities and capital requirements.

Exchange Controls

There are no U.K. government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on our ordinary shares or on the conduct of the Company's operations.

U.K. Taxation

The following paragraphs are intended to be a general guide to current U.K. tax law and HMRC practice applying as of the date of this report (both of which are subject to change at any time, possibly with retrospective effect) in respect of the taxation of capital gains, the taxation of dividends paid by Ensco International plc and stamp duty and SDRT on the transfer of Class A ordinary shares, uncertificated ADSs and ADSs evidenced by American depositary receipts ("ADRs"). In addition, the following paragraphs relate only to persons who are beneficial owners of the ADSs ("ADS holders").

These paragraphs may not relate to certain classes of holders of the ADSs, such as employees or directors of Ensco International plc or its affiliates, persons who are connected with Ensco International plc, insurance companies, charities, collective investment schemes, pension schemes or persons who hold ADSs other than as an investment, or U.K. resident individuals who are not domiciled in the U.K.

These paragraphs do not describe all of the circumstances in which ADS holders may benefit from an exemption or relief from taxation. It is recommended that all ADS holders obtain their own taxation advice. In particular, non-U.K. resident or domiciled ADS holders are advised to consider the potential impact of any relevant double tax treaties, including the Convention Between the United States of America and the United Kingdom for the Avoidance of Double Taxation with respect to Taxes on Income to the extent applicable.

U.K. Taxation of Dividends

U.K. Withholding Tax — Dividends paid by Ensco International plc will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or the individual circumstances of the ADS holders.

U.K. Income Tax — An individual ADS holder who is resident or ordinarily resident in the U.K. may, depending on his or her individual circumstances, be subject to U.K. income tax on dividends received from Ensco International plc. An individual ADS holder who is not resident or ordinarily resident in the U.K. will not be subject to U.K. income tax on dividends received from Ensco International plc, unless the ADS holder carries on (whether solely or in partnership) any trade, profession or vocation through a branch or agency in the U.K. and the ADSs are used by or held by or for that branch or agency. In these circumstances, the non-U.K. resident ADS holder may, depending on his or her individual circumstances, be subject to U.K. income tax on dividends received from Ensco International plc.

The rate of U.K. income tax which is payable with respect to dividends received by higher rate taxpayers in the tax year 2009/2010 is 32.5%. Individual ADS holders who are resident in the U.K. will be entitled to a tax credit equal to one-ninth of the amount of the dividend received from Ensco International plc, which will be taken into account in computing the gross amount of the dividend which is subject to income tax. The tax credit will be credited against the ADS holder's liability (if any) to income tax on the gross amount of the dividend. An individual ADS holder who is not subject to U.K. income tax on dividends received from Ensco International plc will not be entitled to claim payment of the tax credit in respect of such dividends. The right of an individual ADS holder who is not resident in the U.K. to a tax credit will depend on his or her individual circumstances. Individuals whose total income subject to income tax exceeds £150,000 will be subject to income tax in respect of dividends in excess of that amount at the new rate of 42.5% in the tax year 2010/2011. An individual's dividend income is treated as the top slice of their total income which is subject to income tax.

U.K. Corporation Tax — Unless an exemption is available as discussed below, a corporate ADS holder that is resident in the U.K. will be subject to U.K. corporation tax on dividends received from Ensco International plc. A corporate ADS holder that is not resident in the U.K. will not be subject to U.K. corporation tax on dividends received from Ensco International plc unless the ADS holder carries on a trade in the U.K. through a permanent establishment in the U.K. and the dividends form part of the profits of a trade carried on through or from the permanent establishment or if the ADSs are used by, for or held by or for, the permanent establishment. In these circumstances, the non-U.K. resident corporate ADS holder may, depending on its individual circumstances and if the exemption discussed below is not available, be subject to U.K. corporation tax on dividends received from Ensco International plc.

The full rate of corporation tax payable with respect to dividends received from Ensco International plc in financial years 2009 and 2010 is 28%, although smaller companies may be entitled to claim the small companies rate of tax. If dividends paid by Ensco International plc fall within an exemption from U.K. corporation tax set out in Part 9A of the U.K. Corporation Tax Act 2009, the receipt of the dividend by a corporate ADS holder will be exempt from U.K. corporation tax. Generally, the conditions for exemption from U.K. corporation tax on dividends paid by Ensco International plc should be satisfied, although the conditions which must be satisfied in any particular case will depend on the individual circumstances of the corporate ADS holders.

ADS holders that are regarded as small companies should generally be exempt from U.K. corporation tax on dividends received from Ensco International plc, unless the dividends are made as part of a tax advantage scheme. ADS holders that are not regarded as small companies should generally be exempt from U.K. corporation tax on dividends received from Ensco International plc on the basis that the Class A ordinary shares underlying the ADSs should be regarded as non-redeemable ordinary shares. Alternatively, ADS holders that are not small companies should also generally be exempt from U.K. corporation tax on dividends received from Ensco International plc if they hold ADSs which represent less than 10% of the issued share capital of Ensco

International plc, would be entitled to less than 10% of the profits available for distribution to holders of the issued share capital of Ensco International plc and would be entitled on a winding up to less than 10% of the assets of Ensco International plc available for distribution to holders of its issued share capital. In certain limited circumstances, the exemption from U.K. corporation tax will not apply to such ADS holders if a dividend is made as part of a scheme which has a main purpose of falling within the exemption from U.K. corporation tax.

U.K. Taxation of Capital Gains

U.K. Withholding Tax — Capital gains accruing to non-U.K. resident ADS holders on the disposal of ADSs will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or the individual circumstances of the ADS holders.

A disposal of ADSs by an individual ADS holder who is resident or ordinarily resident in the U.K. may, depending on his or her individual circumstances, give rise to a taxable gain or an allowable loss for the purposes of U.K. capital gains tax. An individual ADS holder who temporarily ceases to be resident or ordinarily resident in the U.K. for a period of less than five years and who disposes of his or her ADSs during that period of temporary non-residence may be liable to U.K. capital gains tax on a taxable gain accruing on the disposal on his or her return to the U.K. under certain anti-avoidance rules.

An individual ADS holder who is neither resident nor ordinarily resident in the U.K. will not be subject to U.K. capital gains tax on capital gains arising on the disposal of their ADSs unless the ADS holder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. and the ADSs were acquired, used in or for the purposes of the branch or agency or used in or for the purposes of the trade, profession or vocation carried on by the ADS holder through the branch or agency. In these circumstances, the non-U.K. resident ADS holder may, depending on his or her individual circumstances, be subject to U.K. capital gains tax on taxable gains arising from a disposal of their ADSs. The rate of U.K. capital gains tax on taxable gains is 18% in the tax year 2009/2010.

U.K. Corporation Tax — A disposal of ADSs by a corporate ADS holder which is resident in the U.K. may give rise to a taxable gain or an allowable loss for the purposes of U.K. corporation tax. A corporate ADS holder that is not resident in the U.K. will not be liable for U.K. corporation tax on taxable gains accruing on the disposal of its ADSs unless it carries on a trade in the U.K. through a permanent establishment in the U.K. and the ADSs were acquired, used in or for the purposes of the permanent establishment or used in or for the purposes of the trade carried on by the ADS holder through the permanent establishment. In these circumstances, the non-U.K. resident ADS holder may, depending on its individual circumstances, be subject to U.K. corporation tax on taxable gains arising from a disposal of its ADSs.

The full rate of U.K. corporation tax on taxable gains in financial years 2009 and 2010 is 28%, although small companies may be entitled to claim the small companies rate of tax. Corporate ADS holders will be entitled to an indexation allowance in computing the amount of a taxable gain accruing on a disposal of the ADSs, which will provide relief for the effects of inflation by reference to movements in the U.K. retail price index. If the conditions of the substantial shareholding exemption set out in s.192A and Schedule 7AC of the U.K. Taxation of Chargeable Gains Act 1992 are satisfied in relation to a taxable gain accruing to a corporate ADS holder, the taxable gain will be exempt from U.K. corporation tax.

The conditions of the substantial shareholding exemption which must be satisfied will depend on the individual circumstances of the corporate ADS holder. One of the conditions of the substantial shareholding exemption which must be satisfied is that the corporate ADS holder must have held a substantial shareholding in Ensco International plc throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate ADS holder will not be regarded as holding a substantial shareholding in Ensco International plc unless it (whether alone, or together with other group companies) directly holds not less than 10% of Ensco International plc ordinary share capital (not represented by ADRs).

U.K. Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to holders of Class A ordinary shares or ADSs wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).

Transfer of Class A Ordinary Shares and Uncertified ADSs — Provided that any instrument of transfer is not executed in the U.K. and remains at all times outside the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K., no U.K. stamp duty is payable on the acquisition or transfer of (i) Class A ordinary shares not represented by ADSs and (ii) uncertificated ADSs (i.e., not evidenced by ADRs) held in a direct registration system.

ADSs held in book-entry form on the facilities of The Depository Trust Company are not considered to be in a direct registration system. However, an unconditional agreement for such transfer, or a conditional agreement which subsequently becomes unconditional, will be liable to U.K. SDRT generally at the rate of 0.5% of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duty stamped instrument of transfer within six years of the date of the agreement, or if the agreement was conditional, the date the agreement became unconditional. Where U.K. stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. U.K. Stamp duty and SDRT are normally paid by the purchaser.

Transfer of ADSs Evidenced by ADRs — No U.K. stamp duty need, in practice, be paid on the acquisition or transfer of ADSs evidenced by ADRs provided that any instrument of transfer or contract for sale is not executed in the U.K. and remains at all times outside the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K. An agreement for the transfer of ADSs evidenced by ADRs will not give rise to a SDRT liability.

Equity Compensation Plans

For information on shares issued or to be issued in connection with our equity compensation plans, see "Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters."

Issuer Purchases of Equity Securities

The following table provides a summary of repurchases of our shares during the quarter ended December 31, 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs
October 1 — October 31	690	$39.03	—	$562,000,000
November 1 — November 30	3,045	$46.38	—	$562,000,000
December 1 — December 31	1,393	$41.90	—	$562,000,000
Total	5,128	$44.17	—	

During the quarter ended December 31, 2009, repurchases of our shares were from employees in connection with the settlement of income tax withholding obligations arising from the vesting of share awards.

The Board of Directors of Ensco Delaware previously authorized the repurchase of up to $1,500.0 million of our shares. From inception of our share repurchase programs during 2006 through December 31, 2008, we repurchased an aggregate 16.5 million shares at a cost of $937.6 million (an average cost of $56.79 per share).

No shares were repurchased under the share repurchase programs during 2009. In December 2009, the then-Board of Directors of Ensco International Limited, a predecessor of Ensco International plc, continued the prior authorization and, subject to shareholder approval, authorized management to repurchase up to $562.4 million of ADSs from time to time pursuant to share repurchase agreements with two investment banks. The then-sole shareholder of Ensco International Limited approved such share repurchase agreements for a five-year term. Although such amount remained available for repurchase as of December 31, 2009, the Company will not repurchase any shares without further consultation with and approval by the Board of Directors of Ensco International plc.

The chart below presents a comparison of the five-year cumulative total return, assuming $100 invested on December 31, 2004 and the reinvestment of dividends, for our shares, the Standard & Poor's 500 Stock Price Index and the Dow Jones U.S. Oil Equipment & Services Index.*


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Ensco International plc, The S&P 500 Index
And The Dow Jones US Oil Equipment & Services Index
$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
Ensco International plc
S&P 500
Dow Jones US Oil Equipment & Services

	Cumulative Total Return					
	12/04	12/05	12/06	12/07	12/08	12/09
Ensco International plc	100.00	140.08	158.45	189.06	90.22	127.30
S & P 500	100.00	104.91	121.48	128.16	80.74	102.11
Dow Jones U.S. Oil Equipment & Services	100.00	151.75	172.19	249.58	101.59	167.77

* $100 invested on December 31, 2004 in shares or index, including reinvestment of dividends for fiscal year ending December 31.

Item 6. ***Selected Financial Data***

The financial data below should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share amounts)				
Consolidated Statement of Income Data					
Revenues	$1,945.9	$2,393.6	$2,058.2	$1,748.7	$ 991.1
Operating expenses					
Contract drilling (exclusive of depreciation)	725.5	752.0	644.1	543.5	434.9
Depreciation	205.9	186.5	177.5	168.5	147.5
General and administrative	64.0	53.8	59.5	44.6	32.0
Operating income	950.5	1,401.3	1,177.1	992.1	376.7
Other income (expense), net	8.8	(4.2)	37.8	(5.9)	(24.0)
Provision for income taxes	178.4	237.3	244.8	241.3	94.8
Income from continuing operations	780.9	1,159.8	970.1	744.9	257.9
Income (loss) from discontinued operations, net[1]	3.6	(3.1)	28.8	30.3	27.5
Cumulative effect of accounting change, net[2]	—	—	—	.6	—
Net income	784.5	1,156.7	998.9	775.8	285.4
Net income attributable to noncontrolling interests	(5.1)	(5.9)	(6.9)	(6.1)	(.5)
Net income attributable to Ensco	$ 779.4	$1,150.8	$ 992.0	$ 769.7	$ 284.9
Earnings (loss) per share — basic					
Continuing operations	$ 5.45	$ 8.06	$ 6.52	$ 4.83	$ 1.69
Discontinued operations	.03	(.02)	.19	.20	.18
Cumulative effect of accounting change	—	—	—	.00	—
	$ 5.48	$ 8.04	$ 6.71	$ 5.03	$ 1.87
Earnings (loss) per share — diluted					
Continuing operations	$ 5.45	$ 8.04	$ 6.50	$ 4.81	$ 1.68
Discontinued operations	.03	(.02)	.19	.20	.18
Cumulative effect of accounting change	—	—	—	.00	—
	$ 5.48	$ 8.02	$ 6.69	$ 5.01	$ 1.86
Net income attributable to Ensco shares					
Basic	$ 769.7	$1,138.2	$ 984.7	$ 765.4	$ 283.9
Diluted	$ 769.7	$1,138.2	$ 984.7	$ 765.4	$ 283.9
Weighted-average shares outstanding					
Basic	140.4	141.6	146.7	152.2	151.7
Diluted	140.5	141.9	147.2	152.8	152.3
Cash dividends per share	$ .10	$ .10	$ .10	$ .10	$ .10
Consolidated Balance Sheet and Cash Flow Statement Data					
Working capital	$1,167.9	$ 973.0	$ 625.8	$ 602.3	$ 347.0
Total assets	6,747.2	5,830.1	4,968.8	4,334.4	3,617.9
Long-term debt, net of current portion	257.2	274.3	291.4	308.5	475.4
Ensco shareholders' equity	5,499.2	4,676.9	3,752.0	3,216.0	2,540.0
Cash flow from continuing operations	1,221.7	1,125.4	1,211.2	922.9	336.7

(1) See Note 11 to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for information on discontinued operations.

(2) On January 1, 2006, we recognized a cumulative adjustment related to the adoption of certain provisions of FASB ASC 718 (previously SFAS No. 123(R) (revised 2004) "Share-Based Payment").

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

INTRODUCTION

Our Business

We are a leading provider of offshore contract drilling services to the oil and gas industry. We own and operate a fleet of 47 drilling rigs, including 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig. We are concentrated in premium jackup rigs, but are currently in the process of developing a fleet of ultra-deepwater semisubmersible rigs, capable of drilling at depths of 8,500 feet or greater. Our 47 drilling rigs are located throughout the world and concentrated in the major geographic regions of Asia Pacific (which includes Asia, the Middle East and Australia), Europe and Africa, and North and South America.

We provide our drilling services to major international, government-owned and independent oil and gas companies on a "day rate" contract basis. Under day rate contracts, we provide a drilling rig and rig crews and receive a fixed amount per day for drilling a well. Our customers bear substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. Drilling contracts are, for the most part, awarded on a competitive bid basis. We do not provide "turnkey" or other risk-based drilling services.

During 2008, our revenues, operating income and net income reached record levels as a result of strong rig demand, high utilization and increased day rates in all geographic regions. The decline in oil and natural gas prices from their record highs reached during 2008 and the deterioration of the global economy resulted in significantly reduced levels of jackup rig demand during 2009. Accordingly, our jackup rig operating results declined substantially from record-high levels generated during 2008 due to a decline in utilization of our jackup rigs in all geographic regions.

Operating results in our Deepwater segment improved during 2009. ENSCO 7500 operated in Australia at a day rate of approximately $550,000 for the majority of the year. ENSCO 8500 and ENSCO 8501 commenced operations in the Gulf of Mexico in June and October 2009, respectively. Additionally, ENSCO 8502 was delivered in January 2010 and is expected to commence operations in the Gulf of Mexico under a two-year drilling contract during the third quarter of 2010.

We also continued construction of ENSCO 8503, ENSCO 8504, ENSCO 8505 and ENSCO 8506. These rigs are scheduled for delivery during the fourth quarter of 2010, the second half of 2011 and the first and second half of 2012, respectively. We have funded our ultra-deepwater semisubmersible fleet expansion initiative with cash flows generated from continuing operations. We believe our strong balance sheet, including $1,141.4 million of cash and cash equivalents as of December 31, 2009, and over $2,900.0 million of contract backlog will enable us to sustain an adequate level of liquidity during 2010 and beyond.

Redomestication

On December 23, 2009, we completed a reorganization of the corporate structure of the group of companies controlled by our predecessor, Ensco Delaware, pursuant to which an indirect, wholly-owned subsidiary merged with Ensco Delaware, and Ensco International plc became our publicly-held parent company. We are now incorporated under English law as a public limited company.

The redomestication changed Ensco's corporate structure, which included a change of our place of incorporation from Delaware to the U.K. and the relocation of our principal executive offices to London, England. The redomestication, among other things, established a corporate headquarters in the U.K. where we already have substantial operations and which is more centrally located within our area of worldwide operations. The U.K. has a stable and developed legal regime with established standards of corporate governance, including provisions addressing the rights of shareholders, and a favorable tax regime that should improve our ability to maintain a competitive worldwide effective income tax rate, among other anticipated benefits. We expect that the reorganization will also result in operational and administrative efficiencies over the long-term and enhance our ability to expand in the U.K., Europe and beyond.

The redomestication was accounted for as an internal reorganization of entities under common control and, therefore, Ensco Delaware's assets and liabilities were accounted for at their historical cost basis and not revalued in the transaction. We remain subject to SEC reporting requirements, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of the NYSE, and we will continue to report our consolidated financial results in U.S. dollars and in accordance with GAAP. We also must comply with additional reporting requirements of English law.

Our Industry

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for drilling rigs and the available supply of drilling rigs.

Drilling Rig Demand

Demand for rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. Such spending fluctuations result from many factors, including:

- demand for oil and natural gas,
- regional and global economic conditions and changes therein,
- political, social and legislative environments in major oil-producing countries,
- production and inventory levels and related activities of OPEC and other oil and natural gas producers,
- technological advancements that impact the methods or cost of oil and natural gas exploration and development,
- disruption to exploration and development activities due to hurricanes and other severe weather conditions and the risk thereof, and
- the impact that these and other events, whether caused by economic conditions, international or national climate change regulations or other factors, may have on the current and expected future prices of oil and natural gas.

The significant decline in oil and natural gas prices during the latter half of 2008 and the general deterioration in the global economy led to an abrupt reduction in demand for jackup rigs during 2009. Although oil prices gradually improved throughout 2009, incremental drilling activity was limited. Day rates softened as contractors attempted to lock-in drilling programs and maintain their existing contract backlog amid growing concerns over oil and natural gas prices and pressure from operators to reduce day rates. While we are encouraged by the number of recent rig inquiries in certain markets, it remains unclear whether they will result in incremental jackup rig demand.

Demand for ultra-deepwater semisubmersible rigs remained stable during 2009 despite the decline in oil and natural gas prices from record highs and global economic concerns. Deepwater projects are typically more expensive and longer in duration than shallow-water jackup projects. Accordingly, deepwater operators tend to adopt a longer-term view of commodity prices and the global economy.

Since factors that affect offshore exploration and development spending are beyond our control and, because rig demand can change quickly, it is difficult for us to predict future industry conditions, demand trends or future operating results. Periods of low rig demand often result in excess rig supply, which generally results in reductions in utilization levels and day rates; periods of high rig demand often result in a shortage of rigs, which generally results in increased utilization levels and day rates.

Drilling Rig Supply

During recent periods of high demand for drilling rigs, various industry participants ordered the construction of over 175 new jackup and semisubmersible rigs, over 80 of which were delivered during the last three years.

Jackup rig supply continues to increase as a result of newbuild construction programs which were initiated prior to the 2008 decline in oil and natural gas prices and global economic crisis. It has been reported that 58 newbuild jackup rigs are currently under construction, half of which are scheduled for delivery during 2010. The majority of jackup rigs scheduled for delivery are not contracted.

Newbuild jackup rigs will likely reduce utilization and day rates as rigs are absorbed into the fleet, especially in light of current levels of jackup rig demand. We expect the Asia Pacific region to be impacted most by the delivery of newbuild jackup rigs, as a significant portion of rig construction is occurring in the Asia Pacific region. It is time consuming and expensive to move drilling rigs between markets in response to changes in supply and demand and, accordingly, the supply of rigs in the Asia Pacific region, or other regions where newbuild rigs are delivered, may not adjust quickly and could lead to sudden changes in utilization and day rates. It is unclear whether, or to what extent, other markets will be adversely affected by newbuild rigs.

Semisubmersible rig supply also continues to increase as a result of newbuild construction programs. It has been reported that 37 newbuild semisubmersible rigs are currently under construction, over half of which are scheduled for delivery during 2010. The majority of semisubmersible rigs scheduled for delivery are contracted. Based on the current level of demand for semisubmersible rigs, especially ultra-deepwater semisubmersible rigs, we anticipate that newbuild semisubmersible rigs will be absorbed into the market without a significant effect on utilization and day rates.

The limited availability of insurance for certain perils in some geographic regions and rig loss or damage due to hurricanes, blowouts, craterings, punchthroughs and other operational events may impact the supply of jackup or semisubmersible rigs in a particular market and cause fluctuations in utilization and day rates.

BUSINESS ENVIRONMENT

Deepwater

Demand for ultra-deepwater semisubmersible rigs on a worldwide basis exceeded supply resulting in high utilization levels and day rates during 2007 and 2008. Although lower oil and natural gas prices resulted in a modest decline in demand for ultra-deepwater semisubmersible rigs during 2009, utilization and day rates were generally stable.

The deepwater market is becoming increasingly bifurcated between the high-specification, ultra-deepwater rig market and the market for other deepwater rigs. We anticipate continued high utilization of the worldwide ultra-deepwater semisubmersible rig fleet for the foreseeable future. We expect operators to continue to upgrade their fleets to ultra-deepwater semisubmersible rigs during periods of moderating day rates and as new discoveries occur at deeper water depths. Future ultra-deepwater semisubmersible rig day rates will depend in large part on projected oil and natural gas prices and the global economy.

In addition to ENSCO 8500, which commenced a four-year drilling contract in June 2009, ENSCO 8501, which commenced a three-and-a-half-year drilling contract in October 2009, and ENSCO 8502, which was delivered in January 2010 and is expect to commence drilling under a two-year contract during the third quarter of 2010, we have four ENSCO 8500 Series® rigs under construction with scheduled delivery dates during the fourth quarter of 2010, the second half of 2011 and the first and second half of 2012. ENSCO 8503 has secured a long-term drilling contract in the Gulf of Mexico. The remaining ENSCO 8500 Series® rigs under construction are without contracts. Our ENSCO 7500 ultra-deepwater semisubmersible rig is currently operating under contract in Australia.

Asia Pacific

During 2007, demand for Asia Pacific jackup rigs exceeded the supply of available rigs resulting in high utilization levels and increasing day rates. During the first half of 2008, Asia Pacific jackup rig utilization remained high and day rates stabilized as strong rig demand was offset by new rig deliveries. During the latter half of 2008, jackup rig demand was significantly impacted by the decline in oil and natural gas prices and global economic crisis, resulting in a significant reduction in utilization and day rates during 2009. With limited contract opportunities currently available and an expected increase in the supply of available jackup rigs from newbuild deliveries and expiring drilling contracts, we anticipate that Asia Pacific jackup rig utilization and day rates will remain under pressure in the near-term.

Europe and Africa

Our Europe and Africa offshore drilling operations are mainly conducted in northern Europe. During 2007, a strong backlog of firm commitments and contract extension options in northern Europe resulted in little or no jackup rig availability. This supply and demand imbalance resulted in near full utilization and a substantial increase in day rates. During 2008, shortfalls in rig availability in this region led to sustained high utilization levels and day rates. Although utilization and day rates remained high during early 2009, the decline in oil and natural gas prices during the latter half of 2008 resulted in several cancelled tenders and unexercised contract extension options. Tender activity in the region during 2009 was minimal, and we expect this trend to continue in the near-term. We anticipate this market will experience excess rig availability and utilization and day rates will remain under pressure as a significant portion of the North Sea jackup fleet is scheduled to roll-off existing contracts in the coming months.

North and South America

The majority of our North and South America offshore drilling operations are conducted in Mexico, where demand for rigs increased during 2007 and 2008 as Petróleos Mexicanos ("PEMEX"), the national oil company of Mexico, accelerated drilling activities in an attempt to offset continued depletion of its major oil and natural gas fields. During 2009, demand for jackup rigs in Mexico remained high despite global economic conditions. A significant number of PEMEX jackup rig contracts expire during 2010, and PEMEX may extend these contracts and/or tender for incremental rigs. We expect future day rates in Mexico to face pressure as drilling contractors with idle rigs in other geographic regions pursue the available contract opportunities.

We also conduct a portion of our North and South America jackup operations in the Gulf of Mexico. During 2007, oil and gas companies continued to shift their focus to more economically attractive prospects in the deeper waters of the Gulf of Mexico and elsewhere resulting in a decline in utilization and day rates. During 2008, damage caused by Hurricanes Gustav and Ike reduced the supply of available jackup rigs, however, the reduction was more than offset by a decrease in demand resulting from the decline in oil and natural gas prices and global economic crisis. The region's jackup market remained extremely weak during 2009 with drilling activity reaching historic lows during later portions of the year. Although it is likely that drilling activity in this region will increase during 2010, we do not expect meaningful improvement in day rates in the near-term.

RESULTS OF OPERATIONS

The following table summarizes our consolidated operating results for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Revenues	$1,945.9	$2,393.6	$2,058.2
Operating expenses			
Contract drilling (exclusive of depreciation)	725.5	752.0	644.1
Depreciation	205.9	186.5	177.5
General and administrative	64.0	53.8	59.5
Operating income	950.5	1,401.3	1,177.1
Other income (expense), net	8.8	(4.2)	37.8
Provision for income taxes	178.4	237.3	244.8
Income from continuing operations	780.9	1,159.8	970.1
Income (loss) from discontinued operations, net	3.6	(3.1)	28.8
Net income	784.5	1,156.7	998.9
Net income attributable to noncontrolling interests	(5.1)	(5.9)	(6.9)
Net income attributable to Ensco	$ 779.4	$1,150.8	$ 992.0

During 2009, revenues declined by $447.7 million, or 19%, and operating income declined by $450.8 million, or 32%, as compared to the prior year. The revenue and operating income declines were primarily due to a decline in jackup rig utilization in all geographic regions, partially offset by the commencement of ENSCO 8500 and ENSCO 8501 drilling operations and an increase in average day rates earned by our jackup rigs contracted in Mexico and ENSCO 7500.

During 2008, revenues increased by $335.4 million, or 16%, and operating income increased by $224.2 million, or 19%, as compared to the prior year. The increases were primarily due to improved average day rates earned by our Asia Pacific and Europe and Africa jackup rigs and ENSCO 7500 and improved utilization of our Gulf of Mexico jackup rigs. The increase in operating income was partially offset by increased personnel costs and repair and maintenance expense across the majority of our fleet.

A significant number of our drilling contracts are of a long-term nature. Accordingly, the effects of a decline in demand for contract drilling services on our operating results and cash flows typically occurs gradually over several quarters as long-term contracts expire. The significant decline in oil and natural gas prices and the deterioration of the global economy resulted in a dramatic decline in demand for contract drilling services during the later portions of 2008 and 2009, which will negatively impact our operating results and cash flows during 2010. While we have contract backlog of over $1,300.0 million for 2010, it is unlikely that revenue, operating income and cash flow levels achieved during 2009 will be sustained during 2010.

Rig Locations, Utilization and Average Day Rates

As discussed below, we manage our business through four operating segments. However, our rigs are mobile and our jackup rigs occasionally move between our geographic region segments. The following table summarizes our offshore drilling rigs by segment as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
Deepwater[1]	3	2	1
Asia Pacific	20	20	20
Europe and Africa	10	10	10
North and South America	13	13	13
Under construction[1][2]	5	6	4
Total[3]	51	51	48

(1) In June 2009, we accepted delivery of ENSCO 8501, which commenced drilling operations in the Gulf of Mexico under a three-and-a-half year contract in October 2009. In September 2008, we accepted delivery of ENSCO 8500, which commenced drilling operations in the Gulf of Mexico under a four-year contract in June 2009.

(2) During 2008, we entered into agreements to construct ENSCO 8504, ENSCO 8505 and ENSCO 8506 with deliveries expected during the second half of 2011 and the first and second half of 2012, respectively.

(3) The total number of rigs for each period excludes rigs reclassified as discontinued operations.

The following table summarizes our rig utilization and average day rates from continuing operations by operating segment for each of the years in the three-year period ended December 31, 2009:

	2009	2008	2007
Rig utilization[1]			
Deepwater	85%	95%	97%
Asia Pacific[3]	70%	95%	99%
Europe and Africa	77%	96%	93%
North and South America	67%	97%	77%
Total	72%	96%	91%
Average day rates[2]			
Deepwater	$425,190	$334,688	$199,432
Asia Pacific[3]	143,315	152,981	131,384
Europe and Africa	198,595	221,164	198,551
North and South America	119,951	98,166	107,147
Total	$162,300	$155,441	$142,704

(1) Rig utilization is derived by dividing the number of days under contract, including days associated with compensated mobilizations, by the number of days in the period.

(2) Average day rates are derived by dividing contract drilling revenues, adjusted to exclude certain types of non-recurring reimbursable revenues and lump sum revenues, by the aggregate number of contract days, adjusted to exclude contract days associated with certain mobilizations, demobilizations, shipyard contracts and standby contracts.

(3) Rig utilization and average day rates for the Asia Pacific operating segment include our jackup rigs only. The ENSCO I barge rig has been excluded.

Detailed explanations of our operating results, including discussions of revenues, contract drilling expense and depreciation expense by operating segment, are provided below.

Operating Income

We are in the process of developing a fleet of ultra-deepwater semisubmersible rigs and established a separate business unit to manage our deepwater operations during 2008. Our jackup rigs and barge rig are managed by major geographic region. Accordingly, our business consists of four operating segments: (1) Deepwater, (2) Asia Pacific, (3) Europe and Africa and (4) North and South America. Each of our four operating segments provides one service, contract drilling.

The following tables summarize our operating income for each of the years in the three-year period ended December 31, 2009. General and administrative expense and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income and were included in "Reconciling Items."

Year Ended December 31, 2009
(in millions)

	Deepwater	Asia Pacific	Europe and Africa	North and South America	Operating Segments Total	Reconciling Items	Consolidated Total
Revenues	$254.1	$724.0	$569.1	$398.7	$1,945.9	$ —	$1,945.9
Operating expenses							
Contract drilling (exclusive of depreciation)	108.1	249.0	208.8	159.6	725.5	—	725.5
Depreciation	22.2	88.0	44.5	49.9	204.6	1.3	205.9
General and administrative	—	—	—	—	—	64.0	64.0
Operating income	$123.8	$387.0	$315.8	$189.2	$1,015.8	$(65.3)	$ 950.5

Year Ended December 31, 2008
(in millions)

	Deepwater	Asia Pacific	Europe and Africa	North and South America	Operating Segments Total	Reconciling Items	Consolidated Total
Revenues	$84.4	$1,052.9	$804.1	$452.2	$2,393.6	$ —	$2,393.6
Operating expenses							
Contract drilling (exclusive of depreciation)	31.2	316.0	246.7	158.1	752.0	—	752.0
Depreciation	9.1	85.2	43.0	47.3	184.6	1.9	186.5
General and administrative	—	—	—	—	—	53.8	53.8
Operating income	$44.1	$ 651.7	$514.4	$246.8	$1,457.0	$(55.7)	$1,401.3

Year Ended December 31, 2007
(in millions)

	Deepwater	Asia Pacific	Europe and Africa	North and South America	Operating Segments Total	Reconciling Items	Consolidated Total
Revenues	$72.8	$912.7	$670.8	$401.9	$2,058.2	$ —	$2,058.2
Operating expenses							
Contract drilling (exclusive of depreciation)	28.8	265.0	208.4	141.9	644.1	—	644.1
Depreciation	9.3	81.1	40.4	42.6	173.4	4.1	177.5
General and administrative	—	—	—	—	—	59.5	59.5
Operating income	$34.7	$566.6	$422.0	$217.4	$1,240.7	$(63.6)	$1,177.1

Deepwater

During 2009, Deepwater revenues increased by $169.7 million as compared to the prior year. The increase in revenues was due to the commencement of ENSCO 8500 and ENSCO 8501 drilling operations, an increase in the day rate earned by ENSCO 7500 and the recognition of ENSCO 7500 mobilization revenues deferred during the rig's mobilization to Australia. In October 2008, we amended the existing ENSCO 7500 drilling contract and agreed to relocate the rig to Australia where we commenced drilling operations in April 2009 at a day rate of approximately $550,000. Revenues earned during the mobilization period were deferred and are being recognized ratably over the firm commitment period of the contract. The aforementioned revenue increases were partially offset by the deferral of ENSCO 7500 revenues during the rig's mobilization to Australia during the first quarter of 2009. Contract drilling expense increased by $76.9 million as compared to the prior year due to the commencement of ENSCO 8500 and ENSCO 8501 drilling operations, ENSCO 7500 mobilization expense and incremental expenses associated with operating ENSCO 7500 in Australia as compared to the Gulf of Mexico. Depreciation expense increased by $13.1 million primarily due to ENSCO 8500 and ENSCO 8501 as noted above.

During 2008, Deepwater revenues increased by $11.6 million, or 16%, as compared to the prior year. The increase in revenues was primarily due to a 68% increase in the ENSCO 7500 average day rate, partially offset by the deferral of ENSCO 7500 revenues during the fourth quarter of 2008 when the rig commenced mobilization to Australia as noted above. Contract drilling expense increased by $2.4 million, or 8%, as compared to the prior year, primarily due to increased personnel costs and repair and maintenance expense, partially offset by the deferral of costs during the ENSCO 7500 mobilization. The increase in personnel costs was due to the staffing of an office in Houston, Texas during 2008 to support our newly-established Deepwater business unit and increased ENSCO 7500 staffing levels to facilitate training in preparation for delivery of our ENSCO 8500 Series® rigs.

Asia Pacific

During 2009, Asia Pacific revenues declined by $328.9 million, or 31%, as compared to the prior year. The decline in revenues was primarily due to a decline in utilization to 70% from 95% during the prior year. The decline in utilization occurred due to lower levels of spending by oil and gas companies, coupled with excess rig availability in the region. Contract drilling expense declined by $67.0 million, or 21%, as compared to the prior year, primarily due to the impact of lower utilization and a decline in repair and maintenance expense. Depreciation expense increased by 3% as compared to the prior year, primarily due to the ENSCO 53 capital enhancement project completed during the second quarter of 2009 and depreciation on minor upgrades and improvements to our Asia Pacific fleet completed during 2008 and 2009.

During 2008, Asia Pacific revenues increased by $140.2 million, or 15%, as compared to the prior year. The increase in revenues was primarily due to a 16% increase in jackup rig average day rates and the increased size of our Asia Pacific fleet, partially offset by a decline in jackup rig utilization to 95% from 99% during the prior year. The increase in average day rates resulted from stronger demand due to higher levels of spending by oil and gas companies coupled with limited rig availability in the region. The addition of ENSCO 108 to the fleet during the first quarter of 2007 resulted in an additional $28.1 million of revenues and $4.8 million of contract drilling expense during 2008 as compared to the prior year. The decline in utilization was the result of scheduled maintenance projects on ENSCO 53, ENSCO 54, ENSCO 56, ENSCO 57 and ENSCO 96. Contract drilling expense increased by $51.0 million, or 19%, as compared to the prior year, primarily due to increased personnel costs and increased repair and maintenance expense associated with the aforementioned maintenance projects and, to a lesser extent, the addition of ENSCO 108 to the fleet. Depreciation expense increased by 5% as compared to the prior year. The increase was primarily attributable to depreciation associated with ENSCO 108, depreciation associated with ENSCO 96 and ENSCO 104 capital enhancement projects completed during the fourth quarter of 2007 and depreciation on minor upgrades and improvements to our Asia Pacific fleet completed during 2007 and 2008.

Europe and Africa

During 2009, Europe and Africa revenues declined by $235.0 million, or 29%, as compared to the prior year. The decline in revenues was primarily due to a decline in utilization to 77% from 96% during the prior year. The decline in utilization occurred due to lower levels of spending by oil and gas companies. Contract drilling expense declined by $37.9 million, or 15%, as compared to the prior year, due to a decline in mobilization expense and the impact of lower utilization. Depreciation expense increased by 3% as compared to the prior year due to depreciation on minor upgrades and improvements to our Europe and Africa fleet completed during 2008 and 2009.

During 2008, Europe and Africa revenues increased by $133.3 million, or 20%, as compared to the prior year. The increase in revenues was primarily attributable to an 11% increase in average day rates, an increase in utilization to 96% from 93% during the prior year and the relocation of ENSCO 105 to the region. The increase in average day rates was attributable to limited rig availability in the region coupled with improved demand resulting from increased spending by oil and gas companies. The increase in utilization was primarily due to the mobilization of ENSCO 100 from Nigeria to the North Sea during 2007. The relocation of ENSCO 105 to the Europe and Africa region during the second quarter of 2007 contributed an additional $30.5 million of revenues and $9.0 million of contract drilling expense as compared to the prior year. Contract drilling expense increased by $38.3 million, or 18%, as compared to the prior year, primarily due to increased mobilization and repair and maintenance expense, the addition of ENSCO 105 to the fleet and increased personnel costs, partially offset by a reduction in reimbursable expense. Depreciation expense increased by 6% as compared to the prior year. The increase was primarily attributable to depreciation associated with the ENSCO 85 capital enhancement project completed during the first quarter of 2008, depreciation associated with ENSCO 105 and depreciation on minor upgrades and improvements to our Europe and Africa fleet completed during 2007 and 2008.

North and South America

During 2009, North and South America revenues declined by $53.5 million, or 12%, as compared to the prior year. The decline in revenues was primarily due to a decline in utilization to 67% from 97% during the prior year, partially offset by a 22% increase in average day rates. The decline in utilization occurred due to lower levels of spending by oil and gas companies in the Gulf of Mexico. The increase in average day rates was largely due to the relocation of ENSCO 83, ENSCO 89, ENSCO 93 and ENSCO 98 to Mexico and ENSCO 68 to Venezuela, where day rates are generally higher than the Gulf of Mexico. Contract drilling expense increased by 1% as compared to the prior year, due to incremental expenses associated with operating in Mexico and Venezuela as compared to the Gulf of Mexico and an increase in mobilization and repair and maintenance expense, partially offset by the impact of lower utilization. Depreciation expense increased by 5% as compared to the prior year, primarily due to ENSCO 89 and ENSCO 93 capital enhancement projects completed during the second quarter of 2009, the ENSCO 98 capital enhancement project completed during the third quarter of 2009 and depreciation on minor upgrades and improvements to our North and South America fleet completed during 2008 and 2009.

During 2008, North and South America revenues increased by $50.3 million, or 13%, as compared to the prior year. The increase in revenues was primarily due to an increase in utilization to 97% from 77% during the prior year, partially offset by an 8% decline in average day rates. The increase in utilization was attributable to reduced rig supply in the Gulf of Mexico, as drilling contractors mobilized rigs to other regions, and an increase in customer demand. Although we realized day rate increases on new contracts during the majority of 2008, day rates earned during 2008 were generally lower than day rates earned during early 2007. The increase in revenues was also partially offset by ENSCO 105, which generated $7.1 million of revenues and $2.1 million of contract drilling expense during the first quarter of 2007 prior to relocation from the region. Contract drilling expense increased by $16.2 million, or 11%, as compared to the prior year, primarily due to increased personnel costs and the impact of increased utilization, partially offset by a decline in mobilization expense and the relocation of ENSCO 105 during 2007. Depreciation expense increased by 11% as compared to the prior year. The increase was primarily attributable to depreciation associated with the ENSCO 83 and ENSCO 93 capital enhancement projects completed during the second quarter of 2007 and first quarter of 2008, respectively, and depreciation on minor upgrades and improvements to our North and South America fleet completed during 2007 and 2008, partially offset by the reduced size of our North and South America fleet.

Other

During 2009, general and administrative expense increased by $10.2 million, or 19%, as compared to the prior year. The increase was primarily attributable to $7.6 million of professional fees incurred in connection with our redomestication during the fourth quarter of 2009 and a $1.9 million expense incurred in connection with a separation agreement with our former Senior Vice President of Operations.

During 2008, general and administrative expense declined by $5.7 million, or 10%, as compared to the prior year. The decline was primarily attributable to an $11.3 million expense incurred during the prior year in connection with a retirement agreement with our former Chairman and Chief Executive Officer, partially offset by increased professional fees and personnel costs and costs associated with our branding initiative.

Other Income (Expense), Net

The following table summarizes other income (expense), net, for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Interest income	$ 2.2	$ 14.0	$ 26.3
Interest expense, net:			
Interest expense	(20.9)	(21.6)	(32.3)
Capitalized interest	20.9	21.6	30.4
	—	—	(1.9)
Other, net	6.6	(18.2)	13.4
	$ 8.8	$ (4.2)	$ 37.8

During 2009 and 2008, interest income declined as compared to their respective prior years due to lower average interest rates, partially offset by an increase in cash balances invested. Interest expense declined during 2009 and 2008 as compared to their respective prior years due to a decline in outstanding debt. All interest expense incurred during 2009 and 2008 was capitalized in connection with the construction of our ENSCO 8500 Series® rigs.

A portion of the revenues earned and expenses incurred by our non-U.S. subsidiaries are denominated in currencies other than the U.S. dollar ("foreign currencies"). These transactions are remeasured in U.S. dollars based on a combination of both current and historical exchange rates. Other, net, included $2.6 million of net foreign currency exchange gains, $10.4 million of net foreign currency exchange losses and $9.2 million of net foreign currency exchange gains during 2009, 2008 and 2007, respectively.

Other, net, also included net unrealized gains of $1.8 million and unrealized losses of $8.1 million associated with the valuation of our auction rate securities during 2009 and 2008, respectively. The fair value measurement of our auction rate securities is discussed in Note 8 to our consolidated financial statements. During 2007, other, net, included a $3.1 million net gain resulting from the settlement of litigation we initiated in relation to a non-operational dispute with a third party service provider.

Provision for Income Taxes

Income tax rates imposed in the tax jurisdictions in which our subsidiaries conduct operations vary, as does the tax base to which the rates are applied. In some cases, tax rates may be applicable to gross revenues, statutory or negotiated deemed profits or other bases utilized under local tax laws, rather than to net income. In addition, our drilling rigs frequently move from one tax jurisdiction to another. As a result, our consolidated effective income tax rate may vary substantially from one reporting period to another, depending on the relative components of our earnings generated in tax jurisdictions with higher tax rates or lower tax rates.

Income tax expense was $178.4 million, $237.3 million and $244.8 million and our effective tax rate was 18.6%, 17.0% and 20.1% during the years ended December 31, 2009, 2008 and 2007, respectively. The increase in our 2009 effective tax rate as compared to the prior year was primarily related to an $8.8 million non-recurring current income tax expense incurred in connection with certain restructuring activities undertaken immediately following our redomestication in December 2009. Excluding the impact from this non-recurring item, our 2009 effective tax rate was 17.7%, generally consistent with the prior year. The decline in our 2008 effective tax rate as compared to the prior year was primarily due to an increase in earnings generated by our non-U.S. subsidiaries whose earnings are being indefinitely reinvested and taxed at lower rates.

Discontinued Operations

ENSCO 69

From May 2007 to June 2009, ENSCO 69 was contracted to Petrosucre, a subsidiary of Petróleos de Venezuela S.A., the national oil company of Venezuela ("PDVSA"). During portions of 2008 and 2009, PDVSA subsidiaries reportedly lacked funds and generally were not paying their contractors and service providers. In January 2009, we suspended drilling operations on ENSCO 69 after Petrosucre failed to satisfy its contractual obligations and meet commitments relative to the payment of past due invoices. Petrosucre then took over complete control of ENSCO 69 drilling operations utilizing Petrosucre employees and a portion of the Venezuelan rig crews we had utilized. Petrosucre initially advised us that it was temporarily taking over operations on the rig, and our supervisory rig personnel remained onboard to observe Petrosucre's operations.

On June 4, 2009, after Petrosucre's failure to satisfy its contractual payment obligations, failure to reach a mutually acceptable agreement with us and denial of our request to demobilize ENSCO 69 from Venezuela, Petrosucre advised that it would not return the rig and would continue to operate it without our consent. Petrosucre further advised that it would release ENSCO 69 after a six-month period, subject to a mutually agreed accord addressing the resolution of all remaining obligations under the ENSCO 69 drilling contract. On June 6, 2009, we terminated our contract with Petrosucre and removed all remaining Ensco employees from the rig.

Due to Petrosucre's failure to satisfy its contractual obligations and meet payment commitments, and in consideration of the Venezuelan government's recent nationalization of assets owned by international oil and gas companies and oilfield service companies, we concluded it was remote that ENSCO 69 would be returned to us by Petrosucre and operated again by Ensco. Therefore, we recorded the disposal of ENSCO 69 during the second quarter of 2009 and recognized a pre-tax loss of $18.1 million representing the rig's net book value of $17.3 million and inventory and other assets totaling $800,000. The disposal was classified as loss on disposal of discontinued operations, net, in our consolidated statement of income for the year ended December 31, 2009. ENSCO 69 operating results were reclassified as discontinued operations in our consolidated statements of income for each of the years in the three-year period ended December 31, 2009.

In November 2009, we executed an agreement with Petrosucre to mitigate our losses and resolve issues relative to outstanding amounts owed by Petrosucre for drilling operations performed by Ensco through the date of termination of the drilling contract in June 2009 (the "agreement"). Although ENSCO 69 will continue to be fully controlled and operated by Petrosucre, the agreement also requires Petrosucre to compensate us for its ongoing use of the rig. We recognized $33.1 million of pre-tax income from discontinued operations for the year ended December 31, 2009 associated with collections under the agreement, consisting of $21.2 million of revenues from Petrosucre's use of the rig during 2009 and $11.9 million from the release of bad debt provisions recorded during 2008.

Although the agreement obligates Petrosucre to make additional payments during 2010 for its use of the rig during 2009, the associated income was not recognized in our consolidated statement of income for the year ended December 31, 2009, as collectability was not reasonably assured. There can be no assurances relative to the recovery of outstanding contract entitlements, insurance recovery, the return of ENSCO 69 to us by Petrosucre or the imposition of customs duties in relation to the rig's ongoing presence in Venezuela. See Note 12 to our consolidated financial statements for additional information on insurance recovery and legal remedies related to ENSCO 69.

ENSCO 74

In September 2008, ENSCO 74 was lost as a result of Hurricane Ike. Portions of its legs remained underwater adjacent to the customer's platform, and we conducted extensive aerial and sonar reconnaissance but did not locate the rig hull. In March 2009, the sunken hull of ENSCO 74 was located approximately 95 miles from the original drilling location when it was struck by an oil tanker. The rig was a total loss, as defined under the terms of our insurance policies. The operating results of ENSCO 74 were reclassified as discontinued operations in our consolidated statements of income for the years ended December 31, 2008 and 2007. See Note 11 and Note 12 to our consolidated financial statements for additional information on the loss of ENSCO 74 and associated contingencies.

The following table summarizes income (loss) from discontinued operations for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Revenues	$ 26.0	$ 93.0	$85.6
Operating expenses	3.1	59.7	39.9
Operating income before income taxes	22.9	33.3	45.7
Income tax expense	7.5	12.9	16.9
Loss on disposal of discontinued operations, net	(11.8)	(23.5)	—
Income (loss) from discontinued operations	$ 3.6	$ (3.1)	$28.8

Fair Value Measurements

Our auction rate securities were measured at fair value as of December 31, 2009 and 2008 using significant Level 3 inputs.

As a result of continued auction failures, quoted prices for our auction rate securities did not exist as of December 31, 2009 and, accordingly, we concluded that Level 1 inputs were not available. We determined that use of a valuation model was the best available technique for measuring the fair value of our auction rate securities. We used an income approach valuation model to estimate the price that would be received in exchange for our auction rate securities in an orderly transaction between market participants ("exit price") as of December 31, 2009. The exit price was derived as the weighted-average present value of expected cash flows over various periods of illiquidity, using a risk-adjusted discount rate that was based on the credit risk and liquidity risk of our auction rate securities.

While our valuation model was based on both Level 2 (credit quality and interest rates) and Level 3 inputs, we determined that Level 3 inputs were significant to the overall fair value measurement, particularly the estimates of risk-adjusted discount rates and ranges of expected periods of illiquidity. We reviewed these inputs to our valuation model, evaluated the results and performed sensitivity analysis on key assumptions. Based on our review, we concluded that the fair value measurement of our auction rate securities as of December 31, 2009 was appropriate.

Based on the results of our fair value measurements, we recognized net unrealized gains of $1.8 million and unrealized losses of $8.1 million for the years ended December 31, 2009 and 2008, respectively. Unrealized gains and losses on our auction rate securities were included in other income (expense), net, in our consolidated statements of income. The carrying values of our auction rate securities, classified as long-term investments on our consolidated balance sheets, were $60.5 million and $64.2 million as of December 31, 2009 and 2008, respectively. We anticipate realizing the $66.8 million (par value) of our auction rate securities on the basis that we intend to hold them until they are redeemed, repurchased or sold in a market that facilitates orderly transactions.

Auction rate securities measured at fair value using significant Level 3 inputs constituted 65% of our assets measured at fair value and less than 1% of our total assets as of December 31, 2009. See Note 8 to our consolidated financial statements for additional information on our fair value measurements.

LIQUIDITY AND CAPITAL RESOURCES

Although our business has historically been very cyclical, we have relied on our cash flows from continuing operations to meet liquidity needs and fund the majority of our cash requirements. We have maintained a strong financial position through the disciplined and conservative use of debt. A substantial portion of our cash flow is invested in the expansion and enhancement of our fleet of drilling rigs in general and construction of our ENSCO 8500 Series® rigs in particular.

During the three-year period ended December 31, 2009, our primary source of cash was an aggregate $3,558.3 million generated from continuing operations. Our primary uses of cash during the same period included an aggregate $2,152.6 million for the construction, enhancement and other improvement of our drilling rigs, including $1,614.6 million invested in the construction of our ENSCO 8500 Series® rigs, and $793.8 million for the repurchase of our shares.

Detailed explanations of our liquidity and capital resources for each of the years in the three-year period ended December 31, 2009 are set forth below.

Cash Flows and Capital Expenditures

Our cash flows from continuing operations and capital expenditures on continuing operations for each of the years in the three-year period ended December 31, 2009 were as follows (in millions):

	2009	2008	2007
Cash flows from continuing operations	$1,221.7	$1,125.4	$1,211.2
Capital expenditures on continuing operations:			
New rig construction	$ 623.4	$ 651.5	$ 367.7
Rig enhancements	153.1	33.7	65.0
Minor upgrades and improvements	84.8	86.7	86.7
	$ 861.3	$ 771.9	$ 519.4

During 2009, cash flows from continuing operations increased by $96.3 million, or 9%, as compared to the prior year. The increase resulted primarily from a $205.4 million decline in tax payments and a $77.8 million decline in our investment in trading securities, offset by a $181.3 million decline in cash receipts from contract drilling services.

During 2008, cash flows from continuing operations declined by $85.8 million, or 7%, as compared to the prior year. The decline resulted primarily from a $72.3 million net investment in trading securities, a $152.8 million increase in cash payments related to contract drilling expenses and a $142.6 million increase in cash payments related to income taxes, partially offset by a $287.3 million increase in cash receipts from contract drilling services.

We continue to expand the size and quality of our drilling rig fleet. During the three-year period ended December 31, 2009, we invested $1,642.6 million in the construction of new drilling rigs and an additional $251.8 million upgrading the capability and extending the useful lives of our existing fleet. In addition to ENSCO 8500, which was delivered in September 2008 and commenced a four-year drilling contract in June 2009, and ENSCO 8501, which was delivered in June 2009 and commenced a three-and-a-half-year drilling contract in October 2009, ENSCO 8502 was delivered in January 2010 and is expect to commence drilling operations under a two-year contract during the third quarter of 2010. We also added ENSCO 108, a new high-specification jackup rig, to our fleet during 2007.

We have four ENSCO 8500 Series® ultra-deepwater semisubmersible rigs under construction with scheduled delivery dates during the fourth quarter of 2010, the second half of 2011 and the first and second half of 2012. ENSCO 8503 has secured a long-term drilling contract in the Gulf of Mexico, while the other three ENSCO 8500 Series® rigs under construction are currently without contracts.

Based on our current projections, we expect capital expenditures during 2010 to include approximately $610.0 million for construction of our ENSCO 8500 Series® rigs, approximately $30.0 million for rig enhancement projects and $100.0 million for minor upgrades and improvements. Depending on market conditions and opportunities, we may make additional capital expenditures to upgrade rigs for customer requirements and construct or acquire additional rigs.

Financing and Capital Resources

Our long-term debt, total capital and long-term debt to total capital ratios as of December 31, 2009, 2008 and 2007 are summarized below (in millions, except percentages):

	2009	2008	2007
Long-term debt	$ 257.2	$ 274.3	$ 291.4
Total capital*	5,756.4	4,951.2	4,043.4
Long-term debt to total capital	4.5%	5.5%	7.2%

* Total capital includes long-term debt plus Ensco shareholders' equity.

We have a $350.0 million unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks. We had no amounts outstanding under the Credit Facility as of December 31, 2009, 2008 and 2007. We are currently in discussions with multiple banks regarding a new line of credit to replace the Credit Facility upon expiration in June 2010. In addition, we filed a Form S-3 Registration Statement with the SEC on January 13, 2009, which provides us the ability to issue debt and/or equity securities. The registration statement was immediately effective and expires in January 2012. We currently maintain an investment grade credit rating of Baa1 from Moody's Investor's Service and BBB+ from Standard & Poor's Ratings Service.

As of December 31, 2009, we had an aggregate $125.5 million outstanding under two separate bond issues guaranteed by the United States of America, acting by and through the United States Department of Transportation, Maritime Administration ("MARAD"), that require semiannual principal and interest payments. We also make semiannual interest payments on $150.0 million of 7.20% debentures due in 2027. See Note 4 to our consolidated financial statements for more information on our long-term debt.

The Board of Directors previously authorized the repurchase of up to $1,500.0 million of our shares. From inception of our share repurchase programs during 2006 through December 31, 2008, we repurchased an aggregate 16.5 million shares at a cost of $937.6 million (an average cost of $56.79 per share). No shares were repurchased under the share repurchase programs during 2009. In December 2009, in conjunction with the redomestication, the remaining repurchase authorization was extended authorizing management to repurchase up to $562.4 million of ADSs from time to time pursuant to share repurchase agreements with two investment banks. Although such amount remained available for repurchase as of December 31, 2009, the Company will not repurchase any shares without further consultation with and approval by the Board of Directors of Ensco International plc.

Contractual Obligations

We have various contractual commitments related to our new rig construction agreements, long-term debt and operating leases. We expect to fund these commitments from our existing cash and cash equivalents and future operating cash flows. The actual timing of our new rig construction payments may vary based on the completion of various construction milestones, which are beyond our control. The table below summarizes our significant contractual obligations as of December 31, 2009 and the periods in which such obligations are due (in millions):

	Payments due by period				
	2010	2011 and 2012	2013 and 2014	After 2014	Total
New rig construction agreements	$482.4	$644.5	$—	$ —	$1,126.9
Principal payments on long-term debt	17.2	34.4	34.4	189.5	275.5
Interest payments on long-term debt	17.7	32.3	28.3	144.6	222.9
Operating leases	7.5	5.6	3.5	5.7	22.3
Total contractual obligations	$524.8	$716.8	$66.2	$339.8	$1,647.6

Our contractual obligations table does not include $17.6 million of unrecognized tax benefits included on our consolidated balance sheet as of December 31, 2009. Substantially all of our unrecognized tax benefits relate to uncertain tax positions that were not under review by taxing authorities. Therefore, we are unable to specify the future periods in which we may be obligated to settle such amounts.

Additionally, our contractual obligations table does not include foreign currency forward contracts ("derivatives"). As of December 31, 2009, we had derivatives outstanding to exchange an aggregate $350.0 million U.S. dollars for various other currencies, including $216.6 million for Singapore dollars. As of December 31, 2009, our consolidated balance sheet included net derivative assets of $13.2 million. All of our outstanding derivatives mature during the next two years.

Liquidity

Our liquidity position as of December 31, 2009, 2008 and 2007 is summarized below (in millions, except ratios):

	2009	2008	2007
Cash and cash equivalents	$1,141.4	$789.6	$629.5
Working capital	1,167.9	973.0	625.8
Current ratio	3.4	3.3	2.2

We expect to fund our short-term liquidity needs, including approximately $785.0 million of contractual obligations and anticipated capital expenditures, as well as any dividends, share repurchases or working capital requirements, from our cash and cash equivalents and operating cash flows. We expect to fund our long-term liquidity needs, including contractual obligations, anticipated capital expenditures and dividends, from our cash and cash equivalents, investments, operating cash flows and, if necessary, funds borrowed under our $350.0 million unsecured revolving credit facility or other future financing arrangements.

Based on our $1,141.4 million of cash and cash equivalents as of December 31, 2009 and our current contractual backlog of over $2,900.0 million, we believe our remaining $1,126.9 million of contractual obligations associated with the construction of our ENSCO 8500 Series® rigs will be funded from existing cash and cash equivalents and future operating cash flows. We may decide to access debt markets to raise additional capital or increase liquidity as necessary.

Effects of Climate Change and Climate Change Regulation

Greenhouse gas emissions have increasingly become the subject of international, national, regional, state and local attention. Cap and trade initiatives to limit greenhouse gas emissions have been introduced in the European Union. Similarly, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact all industries. In addition, future regulation of greenhouse gas could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. It is uncertain whether any of these initiatives will be implemented, although, based on published media reports, we believe that it is not reasonably likely that the current proposed initiatives in the U.S. will be implemented without substantial modification. If such initiatives are implemented, because we typically operate offshore with relatively minimal greenhouse gas emissions, we do not believe that such initiatives would have a direct, material adverse effect on our operating costs.

Restrictions on greenhouse gas emissions could have an indirect effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently, our offshore contract drilling services. We are currently unable to predict the manner or extent of any such effect. Further, one of the long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our drilling rigs. We are currently unable to predict the manner or extent of any such effect.

MARKET RISK

Derivative Instruments

We use derivatives to reduce our exposure to various market risks, primarily foreign currency exchange rate risk. Our functional currency is the U.S. dollar. As is customary in the oil and gas industry, a majority of our revenues are denominated in U.S. dollars, however, a portion of the expenses incurred by our non-U.S. subsidiaries are denominated in currencies other than the U.S. dollar ("foreign currencies"). We maintain a foreign currency exchange rate risk management strategy that utilizes derivatives to reduce our exposure to unanticipated fluctuations in earnings and cash flows caused by changes in foreign currency exchange rates. We occasionally employ an interest rate risk management strategy that utilizes derivative instruments to minimize or eliminate unanticipated fluctuations in earnings and cash flows arising from changes in, and volatility of, interest rates.

We utilize derivatives to hedge forecasted foreign currency denominated transactions, primarily to reduce our exposure to foreign currency exchange rate risk associated with the portion of our remaining ENSCO 8500 Series® construction obligations denominated in Singapore dollars and contract drilling expenses denominated in various other currencies. As of December 31, 2009, $264.8 million of the aggregate remaining contractual obligations associated with our ENSCO 8500 Series® construction projects was denominated in Singapore dollars, of which $212.5 million was hedged through derivatives.

We have net assets and liabilities denominated in numerous foreign currencies and use various methods to manage our exposure to changes in foreign currency exchange rates. We predominantly structure our drilling contracts in U.S. dollars, which significantly reduces the portion of our cash flows and assets denominated in foreign currencies. We also employ various strategies, including the use of derivatives, to match foreign currency denominated assets with equal or near equal amounts of foreign currency denominated liabilities, thereby minimizing exposure to earnings fluctuations caused by changes in foreign currency exchange rates.

We utilize derivatives and undertake foreign currency exchange rate hedging activities in accordance with our established policies for the management of market risk. We minimize our credit risk relating to the counterparties of our derivatives by transacting with multiple, high-quality financial institutions, thereby limiting exposure to individual counterparties, and by monitoring the financial condition of our counterparties. We do not enter into derivatives for trading or other speculative purposes. We believe that our use of derivatives and related hedging activities reduces our exposure to foreign currency exchange rate risk and interest rate risk and does not expose us to material credit risk or any other material market risk.

As of December 31, 2009, we had derivatives outstanding to exchange an aggregate $350.0 million for various other currencies, including $216.6 million for Singapore dollars. If we were to incur a hypothetical 10% adverse change in foreign currency exchange rates, net unrealized losses associated with our foreign currency denominated assets and liabilities and related derivatives as of December 31, 2009 would approximate $27.9 million, including $20.9 million related to our Singapore dollar exposures. All of our derivatives mature during the next two years. See Note 5 to our consolidated financial statements for additional information on our derivative instruments.

Auction Rate Securities

We have generated a substantial cash balance, portions of which are invested in securities that meet our requirements for quality and return. Investment of our cash exposes us to market risk. We held $66.8 million (par value) of auction rate securities with a carrying value of $60.5 million as of December 31, 2009. We intend to hold these securities until they can be redeemed by issuers, repurchased by brokerage firms or sold in a market that facilitates orderly transactions. Due to significant uncertainties related to the auction rate securities market, we will be exposed to the risk of changes in the fair value of these securities in future periods.

To measure the fair value of our auction rate securities as of December 31, 2009, we used an income approach valuation model to estimate the price that would be received in exchange for our auction rate securities in an orderly transaction between market participants ("exit price"). The exit price was derived as the weighted-average present value of expected cash flows over various periods of illiquidity, using a risk-adjusted discount rate that was based on the credit risk and liquidity risk of our auction rate securities. If we were to incur a hypothetical 10% adverse change in the periods of illiquidity and a 10% adverse change in the risk-adjusted discount rate, the additional unrealized losses on our auction rate securities as of December 31, 2009 would approximate $2.0 million. See Note 3 to our consolidated financial statements for additional information on our auction rate securities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with GAAP requires our management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Our significant accounting policies are included in Note 1 to our consolidated financial statements. These policies, along with our underlying judgments and assumptions made in their application, have a significant impact on our consolidated financial statements. We identify our critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and operating results, and that require the most difficult, subjective and/or complex judgments by management regarding estimates in matters that are inherently uncertain. Our critical accounting policies are those related to property and equipment, impairment of long-lived assets and goodwill and income taxes.

Property and Equipment

As of December 31, 2009, the carrying value of our property and equipment totaled $4,477.3 million, which represented 66% of total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate management's estimates, judgments and assumptions relative to the capitalized costs, useful lives and salvage values of our rigs.

We develop and apply property and equipment accounting policies that are designed to appropriately and consistently capitalize those costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair or maintain the existing condition or useful lives of our assets. The development and application of such policies requires estimates, judgments and assumptions by management relative to the nature of, and benefits from, expenditures on our assets. We establish property and equipment accounting policies that are designed to depreciate our assets over their estimated useful lives. The judgments and assumptions used by management in determining the useful lives of our property and equipment reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, judgments and assumptions in the establishment of our property and equipment accounting policies, especially those involving the useful lives of our rigs, would likely result in materially different asset carrying values and operating results.

The useful lives of our drilling rigs are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and natural gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We evaluate the remaining useful lives of our rigs on a periodic basis, considering operating condition, functional capability and market and economic factors. Our most recent change in estimated useful lives occurred during 1998, when we extended the useful lives of our drilling rigs by an average of five to six years.

Our fleet of 42 jackup rigs represented 74% of the gross cost and 67% of the net carrying amount of our depreciable property and equipment as of December 31, 2009. Our jackup rigs are depreciated over useful lives ranging from 15 to 30 years. Our fleet of three ultra-deepwater semisubmersible rigs, exclusive of the ENSCO 8500 Series® rigs under construction, represented 21% of the gross cost and 30% of the net carrying amount of our depreciable property and equipment as of December 31, 2009. Our ultra-deepwater semisubmersible rigs are depreciated over a 30-year useful life. The following table provides an analysis of estimated increases and decreases in depreciation expense that would have been recognized for the year ended December 31, 2009 for various assumed changes in the useful lives of our drilling rigs effective January 1, 2009:

Increase (decrease) in useful lives of our drilling rigs	Estimated increase (decrease) in depreciation expense that would have been recognized (in millions)
10%	$(22.3)
20%	(37.9)
(10)%	17.0
(20)%	44.1

Impairment of Long-Lived Assets and Goodwill

We evaluate the carrying value of our property and equipment, primarily our drilling rigs, when events or changes in circumstances indicate that the carrying value of such rigs may not be recoverable. Generally, extended periods of idle time and/or inability to contract rigs at economical rates are an indication that a rig may be impaired. However, the offshore drilling industry has historically been highly cyclical, and it is not unusual for rigs to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles change. Likewise, during periods of supply and demand imbalance, rigs are frequently contracted at or near cash break-even rates for extended periods of time until day rates increase when demand comes back into balance with supply. Impairment situations may arise with respect to specific individual rigs, groups of rigs, such as a specific type of drilling rig, or rigs in a certain geographic location. Our rigs are mobile and may generally be moved from markets with excess supply, if economically feasible. Our jackup and ultra-deepwater semisubmersible rigs are suited for, and accessible to, broad and numerous markets throughout the world.

For property and equipment used in our operations, recoverability is generally determined by comparing the net carrying value of an asset to the expected undiscounted future cash flows of the asset. If the carrying value of an asset is not recoverable, the amount of impairment loss is measured as the difference between the net book value of the asset and its estimated fair value. The determination of expected undiscounted cash flow amounts requires significant estimates, judgments and assumptions, including utilization, day rates, expense levels and capital requirements, as well as cash flows generated upon disposition, for each of our drilling rigs. Due to the inherent uncertainties associated with these estimates, we perform sensitivity analysis on key assumptions as part of our recoverability test.

If the global economy deteriorates and/or other events or changes in circumstances indicate that the carrying value of one or more drilling rigs may not be recoverable, we will conclude that a triggering event has occurred and perform a recoverability test. If, at the time of the recoverability test, management's judgments and assumptions regarding future industry conditions and operations have diminished, it is reasonably possible that we could conclude that one or more of our drilling rigs are impaired.

We test goodwill for impairment on an annual basis or when events or changes in circumstances indicate that a potential impairment exists. The goodwill impairment test requires us to identify reporting units and estimate each unit's fair value as of the testing date. Our four operating segments represent our reporting units. In most instances, our calculation of the fair value of our reporting units is based on estimates of future discounted cash flows to be generated by our drilling rigs, which reflect management's judgments and assumptions regarding the appropriate risk-adjusted discount rate, as well as future industry conditions and operations, including expected utilization, day rates, expense levels, capital requirements and terminal values for each of our rigs. Due to the inherent uncertainties associated with these estimates, we perform sensitivity analysis on key assumptions as part of our goodwill impairment test.

If the aggregate fair value of our reporting units exceeds our market capitalization, we evaluate the reasonableness of the implied control premium which includes a comparison to implied control premiums from recent market transactions within our industry or other relevant benchmark data. To the extent that the implied control premium based on the aggregate fair value of our reporting units is not reasonable, we adjust the discount rate used in our discounted cash flow model and reduce the estimated fair values of our reporting units.

If the estimated fair value of a reporting unit exceeds its carrying value, its goodwill is considered not impaired. If the estimated fair value of a reporting unit is less than its carrying value, we estimate the implied fair value of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to such excess. In the event we dispose of drilling rig operations that constitute a business, goodwill would be allocated in the determination of gain or loss on disposal. Based on our annual goodwill impairment test performed as of December 31, 2009, there was no impairment of goodwill.

If the global economy deteriorates and/or our expectations relative to future offshore drilling industry conditions decline, we may conclude that the fair value of one or more of our reporting units has more-likely-than-not declined below its carrying amount and perform an interim period goodwill impairment test. If, at the time of the goodwill impairment test, management's judgments and assumptions regarding future industry conditions and operations have diminished, or if the market value of our shares has declined, we could conclude that the goodwill of one or more of our reporting units has been impaired. It is reasonably possible that the judgments and assumptions inherent in our goodwill impairment test may change in response to future market conditions.

Asset impairment evaluations are, by nature, highly subjective. In most instances, they involve expectations of future cash flows to be generated by our drilling rigs, which reflect management's judgments and assumptions regarding future industry conditions and operations, as well as management's estimates of expected utilization, day rates, expense levels and capital requirements. The estimates, judgments and assumptions used by management in the application of our asset impairment policies reflect both historical experience and an assessment of current operational, industry, market, economic and political environments. The use of different estimates, judgments, assumptions and expectations regarding future industry conditions and operations would likely result in materially different asset carrying values and operating results.

Income Taxes

We conduct operations and earn income in numerous countries and are subject to the laws of numerous tax jurisdictions. As of December 31, 2009, our consolidated balance sheet included a $347.6 million net deferred income tax liability, a $78.5 million liability for income taxes currently payable and a $17.6 million liability for unrecognized tax benefits.

The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies and are based on management's estimates, judgments and assumptions regarding future operating results and levels of taxable income. Carryforwards and tax credits are assessed for realization as a reduction of future taxable income by using a more-likely-than-not determination.

We do not provide U.S. deferred income taxes on the undistributed earnings of Ensco Delaware's non-U.S. subsidiaries because it is our policy and intention to reinvest such earnings indefinitely.

The carrying values of liabilities for income taxes currently payable and unrecognized tax benefits are based on management's interpretation of applicable tax laws and incorporate management's estimates, judgments and assumptions regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, judgments and assumptions in connection with accounting for income taxes, especially those involving the deployment of tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and operating results.

We operate in many jurisdictions where tax laws relating to the offshore drilling industry are not well developed. In jurisdictions where available statutory law and regulations are incomplete or underdeveloped, we obtain professional guidance and consider existing industry practices before utilizing tax planning strategies and meeting our tax obligations.

Tax returns are routinely subject to audit in most jurisdictions and tax liabilities are occasionally finalized through a negotiation process. While we have not historically experienced significant adjustments to previously recognized tax assets and liabilities as a result of finalizing tax returns, there can be no assurance that significant adjustments will not arise in the future. In addition, there are several factors that could cause the future level of uncertainty relating to our tax liabilities to increase, including the following:

- The IRS and HMRC may disagree with our interpretation of tax laws, treaties, or regulations with respect to the redomestication.
- During recent years, the portion of our overall operations conducted in non-U.S. tax jurisdictions has increased, and we currently anticipate that this trend will continue.
- In order to utilize tax planning strategies and conduct operations efficiently, our subsidiaries frequently enter into transactions with affiliates that are generally subject to complex tax regulations and are frequently reviewed by tax authorities.
- We may conduct future operations in certain tax jurisdictions where tax laws are not well developed, and it may be difficult to secure adequate professional guidance.
- Tax laws, regulations, agreements and treaties change frequently, requiring us to modify existing tax strategies to conform to such changes.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" ("Update 2010-06"). Update 2010-06 provides amendments to Subtopic 820-10 that require new disclosures about recurring and non-recurring fair value measurements including significant transfers into and out of Level 1 and Level 2 and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. Furthermore, this update provides amendments to Subtopic 820-10 that clarify existing disclosures with respect to levels of disaggregation of assets and liabilities measured at fair value, in addition to disclosures of inputs and valuation techniques used to measure fair value. Update 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures related to Level 3 inputs which become effective for interim and annual reporting periods beginning after December 15, 2010. We do not expect the adoption of Update 2010-06 to have a material effect on fair value measurement disclosures.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information required under Item 7A. has been incorporated into "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk."

Item 8. ***Financial Statements and Supplementary Data***

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) or 15d-15(f). Our internal control over financial reporting system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, we have concluded that our internal control over financial reporting is effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm who audited our consolidated financial statements, have issued an audit report on our internal control over financial reporting. KPMG LLP's audit report on our internal control over financial reporting is included herein.

February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Ensco International plc:

We have audited the accompanying consolidated balance sheets of Ensco International plc and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ensco International plc and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ensco International plc and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established *in Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Dallas, Texas
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Ensco International plc:

We have audited Ensco International plc and subsidiaries' (Ensco) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ensco's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ensco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ensco International plc and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Dallas, Texas
February 25, 2010

ENSCO INTERNATIONAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
OPERATING REVENUES	$1,945.9	$2,393.6	$2,058.2
OPERATING EXPENSES			
Contract drilling (exclusive of depreciation)	725.5	752.0	644.1
Depreciation	205.9	186.5	177.5
General and administrative	64.0	53.8	59.5
	995.4	992.3	881.1
OPERATING INCOME	950.5	1,401.3	1,177.1
OTHER INCOME (EXPENSE), NET	8.8	(4.2)	37.8
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	959.3	1,397.1	1,214.9
PROVISION FOR INCOME TAXES			
Current income tax expense	158.6	230.9	243.7
Deferred income tax expense	19.8	6.4	1.1
	178.4	237.3	244.8
INCOME FROM CONTINUING OPERATIONS	780.9	1,159.8	970.1
DISCONTINUED OPERATIONS			
Income from discontinued operations, net	15.4	20.4	28.8
Loss on disposal of discontinued operations, net	(11.8)	(23.5)	—
	3.6	(3.1)	28.8
NET INCOME	784.5	1,156.7	998.9
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(5.1)	(5.9)	(6.9)
NET INCOME ATTRIBUTABLE TO ENSCO	$ 779.4	$1,150.8	$ 992.0
EARNINGS (LOSS) PER SHARE — BASIC			
Continuing operations	$ 5.45	$ 8.06	$ 6.52
Discontinued operations	.03	(.02)	.19
	$ 5.48	$ 8.04	$ 6.71
EARNINGS (LOSS) PER SHARE — DILUTED			
Continuing operations	$ 5.45	$ 8.04	$ 6.50
Discontinued operations	.03	(.02)	.19
	$ 5.48	$ 8.02	$ 6.69
NET INCOME ATTRIBUTABLE TO ENSCO SHARES			
Basic	$ 769.7	$1,138.2	$ 984.7
Diluted	$ 769.7	$1,138.2	$ 984.7
WEIGHTED-AVERAGE SHARES OUTSTANDING			
Basic	140.4	141.6	146.7
Diluted	140.5	141.9	147.2
CASH DIVIDENDS PER SHARE	$ .10	$ .10	$ .10

The accompanying notes are an integral part of these consolidated financial statements.

ENSCO INTERNATIONAL PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions, except share and par value amounts)

	December 31, 2009	December 31, 2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$1,141.4	$ 789.6
Accounts receivable, net	324.6	482.7
Other	186.8	128.6
Total current assets	1,652.8	1,400.9
PROPERTY AND EQUIPMENT, AT COST	6,151.2	5,376.3
Less accumulated depreciation	1,673.9	1,505.0
Property and equipment, net	4,477.3	3,871.3
GOODWILL	336.2	336.2
LONG-TERM INVESTMENTS	60.5	64.2
OTHER ASSETS, NET	220.4	157.5
	$6,747.2	$ 5,830.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable — trade	$ 159.1	$ 195.8
Accrued liabilities and other	308.6	214.9
Current maturities of long-term debt	17.2	17.2
Total current liabilities	484.9	427.9
LONG-TERM DEBT	257.2	274.3
DEFERRED INCOME TAXES	377.3	340.5
OTHER LIABILITIES	120.7	103.8
COMMITMENTS AND CONTINGENCIES		
ENSCO SHAREHOLDERS' EQUITY		
Common stock, U.S. $.10 par value, 250.0 million shares authorized, 181.9 million shares issued as of December 31, 2008	—	18.2
Class A ordinary shares, U.S. $.10 par value, 250.0 million shares authorized, 150.0 million shares issued as of December 31, 2009	15.0	—
Class B ordinary shares, £1 par value, 50,000 shares authorized and issued as of December 31, 2009	.1	—
Additional paid-in capital	602.6	1,761.2
Retained earnings	4,879.2	4,114.0
Accumulated other comprehensive income (loss)	5.2	(17.0)
Treasury shares, at cost, 7.5 million shares and 40.1 million shares	(2.9)	(1,199.5)
Total Ensco shareholders' equity	5,499.2	4,676.9
NONCONTROLLING INTERESTS	7.9	6.7
Total equity	5,507.1	4,683.6
	$6,747.2	$ 5,830.1

The accompanying notes are an integral part of these consolidated financial statements.

ENSCO INTERNATIONAL PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2009	2008	2007
OPERATING ACTIVITIES			
Net income	$ 784.5	$1,156.7	$ 998.9
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Depreciation expense	205.9	186.5	177.5
Share-based compensation expense	35.5	27.3	36.9
Amortization expense	31.5	32.5	10.9
Deferred income tax expense	19.8	6.4	1.1
Income from discontinued operations, net	(15.4)	(20.4)	(28.8)
Loss on disposal of discontinued operations, net	11.8	23.5	—
Other	.3	4.3	(6.2)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	185.0	(110.7)	(45.8)
Decrease (increase) in trading securities	5.5	(72.3)	—
Increase in other assets	(72.6)	(40.5)	(133.6)
Increase (decrease) in liabilities	29.9	(67.9)	200.3
Net cash provided by operating activities of continuing operations	1,221.7	1,125.4	1,211.2
INVESTING ACTIVITIES			
Additions to property and equipment	(861.3)	(771.9)	(519.4)
Proceeds from disposal of discontinued operations	4.9	45.1	—
Proceeds from disposition of assets	2.7	5.2	7.6
Net cash used in investing activities	(853.7)	(721.6)	(511.8)
FINANCING ACTIVITIES			
Reduction of long-term borrowings	(17.2)	(19.0)	(165.3)
Cash dividends paid	(14.2)	(14.3)	(14.8)
Proceeds from exercise of share options	9.6	27.3	35.8
Repurchase of shares	(6.5)	(259.7)	(527.6)
Other	(5.9)	1.5	.9
Net cash used in financing activities	(34.2)	(264.2)	(671.0)
Effect of exchange rate changes on cash and cash equivalents	.5	(15.0)	(.8)
Net cash provided by operating activities of discontinued operations	17.5	35.5	36.1
INCREASE IN CASH AND CASH EQUIVALENTS	351.8	160.1	63.7
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	789.6	629.5	565.8
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,141.4	$ 789.6	$ 629.5

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

We are one of the leading providers of offshore contract drilling services to the international oil and gas industry. We have one of the largest and most capable offshore drilling rig fleets in the world comprised of 47 drilling rigs, including 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig. Additionally, we have four ultra-deepwater semisubmersible rigs under construction. We drill and complete offshore oil and natural gas wells for major international, government-owned and independent oil and gas companies on a "day rate" contract basis, under which we provide our drilling rigs and rig crews and receive a fixed amount per day for drilling the well. Our customers bear substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well.

Our contract drilling operations are integral to the exploration, development and production of oil and natural gas. Our business levels and corresponding operating results are significantly affected by worldwide levels of offshore exploration and development spending by oil and gas companies. Such spending may fluctuate substantially from year-to-year and from region-to-region based on various social, political, economic and environmental factors. See "Note 13 — Segment Information" for additional information on our operations by segment and geographic region.

Redomestication

On December 23, 2009, we completed a reorganization of the corporate structure of the group of companies controlled by our predecessor, ENSCO International Incorporated ("Ensco Delaware"), pursuant to which an indirect, wholly-owned subsidiary merged with Ensco Delaware, and Ensco International plc became our publicly-held parent company incorporated under English law (the "redomestication"). In connection with the redomestication, each issued and outstanding share of common stock of Ensco Delaware was converted into the right to receive one American depositary share ("ADS" or "share"), each representing one Class A ordinary share, par value U.S. $0.10 per share, of Ensco International plc. The ADSs are governed by a deposit agreement with Citibank, N.A. as depositary and trade on the New York Stock Exchange (the "NYSE") under the symbol "ESV," the symbol for Ensco Delaware common stock before the redomestication. We are now incorporated under English law as a public limited company and have relocated our principal executive offices to London, England. Unless the context requires otherwise, the terms "Ensco," "Company," "we," "us" and "our" refer to Ensco International plc together with all subsidiaries and predecessors.

The redomestication was accounted for as an internal reorganization of entities under common control and, therefore, Ensco Delaware's assets and liabilities were accounted for at their historical cost basis and not revalued in the transaction. We remain subject to the U.S. Securities and Exchange Commission (the "SEC") reporting requirements, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of the NYSE, and we will continue to report our consolidated financial results in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). We also must comply with additional reporting requirements of English law.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ensco International plc and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current year presentation.

Pervasiveness of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and disclosures of gain and loss contingencies as of the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Remeasurement

Our functional currency is the U.S. dollar. As is customary in the oil and gas industry, a majority of our revenues are denominated in U.S. dollars, however, a portion of the expenses incurred by our non-U.S. subsidiaries are denominated in currencies other than the U.S. dollar ("foreign currencies"). These transactions are remeasured in U.S. dollars based on a combination of both current and historical exchange rates. Transaction gains and losses, including certain gains and losses on our derivative instruments, are included in other income (expense), net, in our consolidated statement of income. We incurred net foreign currency exchange gains of $2.6 million for the year ended December 31, 2009, net foreign currency exchange losses of $10.4 million for the year ended December 31, 2008 and net foreign currency exchange gains of $9.2 million for the year ended December 31, 2007.

Cash Equivalents and Short-Term Investments

Highly liquid investments with maturities of three months or less at the date of purchase are considered cash equivalents. Highly liquid investments with maturities of greater than three months but less than one year as of the date of purchase are classified as short-term investments.

Property and Equipment

All costs incurred in connection with the acquisition, construction, enhancement and improvement of assets are capitalized, including allocations of interest incurred during periods that our drilling rigs are under construction or undergoing major enhancements and improvements. Repair and maintenance costs are charged to contract drilling expense in the period in which they occur. Upon sale or retirement of assets, the related cost and accumulated depreciation are removed from the balance sheet and the resulting gain or loss is included in contract drilling expense.

Our property and equipment is depreciated on the straight-line method, after allowing for salvage values, over the estimated useful lives of our assets. Drilling rigs and related equipment are depreciated over estimated useful lives ranging from 4 to 30 years. Buildings and improvements are depreciated over estimated useful lives ranging from 2 to 30 years. Other equipment, including computer and communications hardware and software costs, is depreciated over estimated useful lives ranging from 2 to 6 years.

We evaluate the carrying value of our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For property and equipment used in our operations, recoverability is generally determined by comparing the net carrying value of an asset to the expected undiscounted future cash flows of the asset. If the carrying value of an asset is not recoverable, the amount of impairment loss is measured as the difference between the net book value of the asset and its estimated fair value. Property and equipment held for sale is recorded at the lower of net book value or net realizable value.

We recorded no impairment charges during the three-year period ended December 31, 2009. However, if the global economy were to deteriorate and/or the offshore drilling industry were to incur a significant prolonged downturn, it is reasonably possible that impairment charges may occur with respect to specific individual rigs, groups of rigs, such as a specific type of drilling rig, or rigs in a certain geographic location.

Goodwill

We are in the process of developing a fleet of ultra-deepwater semisubmersible rigs and established a separate business unit to manage our deepwater operations during 2008. Our jackup rigs and barge rig are managed by major geographic region. Accordingly, our business consists of four operating segments: (1) Deepwater, (2) Asia Pacific, (3) Europe and Africa and (4) North and South America. Each of our four operating segments provides one service, contract drilling.

Our four operating segments represent our reporting units. As a result of our 2008 reorganization to four operating segments and reporting units, we reassigned goodwill to our reporting units based on a relative fair value allocation approach as follows (in millions):

Deepwater	$ 143.6
Asia Pacific	84.6
Europe and Africa	61.4
North and South America	46.6
Total	$ 336.2

Goodwill is not allocated to operating segments in the measure of segment assets regularly reported to and used by management. No goodwill was acquired or disposed of during the three-year period ended December 31, 2009.

We test goodwill for impairment on an annual basis as of December 31 of each year or when events or changes in circumstances indicate that a potential impairment exists. The goodwill impairment test requires us to identify reporting units and estimate each unit's fair value as of the testing date. In most instances, our calculation of the fair value of our reporting units is based on estimates of future discounted cash flows to be generated by our drilling rigs.

We determined there was no impairment of goodwill as of December 31, 2009. However, if the global economy deteriorates and the offshore drilling industry were to incur a significant prolonged downturn, it is reasonably possible that our expectations of future cash flows may decline and ultimately result in impairment of our goodwill. Additionally, a significant decline in the market value of our shares could result in a goodwill impairment.

Operating Revenues and Expenses

Substantially all of our drilling contracts ("contracts") are performed on a day rate basis, and the terms of such contracts are typically for a specific period of time or the period of time required to complete a specific task, such as drill a well. Contract revenues and expenses are recognized on a per day basis, as the work is performed. Day rate revenues are typically earned, and contract drilling expense is typically incurred, on a uniform basis over the terms of our contracts.

In connection with some contracts, we receive lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to the commencement of drilling services or the demobilization of equipment and personnel upon contract completion. Fees received for the mobilization or demobilization of equipment and personnel are included in operating revenues. The costs incurred in connection with the mobilization and demobilization of equipment and personnel are included in contract drilling expense.

Mobilization fees received and costs incurred are deferred and recognized on a straight-line basis over the period that the related drilling services are performed. Demobilization fees and related costs are recognized as incurred upon contract completion. Costs associated with the mobilization of equipment and personnel to more promising market areas without contracts are expensed as incurred.

Deferred mobilization costs were included in other current assets and other assets, net, and totaled $52.7 million and $47.5 million as of December 31, 2009 and 2008, respectively. Deferred mobilization revenue was included in accrued liabilities and other, and other liabilities and totaled $99.3 million and $88.0 million as of December 31, 2009 and 2008, respectively.

In connection with some contracts, we receive up-front lump-sum fees or similar compensation for capital improvements to our drilling rigs. Such compensation is deferred and recognized as revenue over the period that the related drilling services are performed. The cost of such capital improvements is capitalized and depreciated over the useful life of the asset. Deferred revenue associated with capital improvements was included in accrued liabilities and other, and other liabilities and totaled $22.5 million and $2.2 million as of December 31, 2009 and 2008, respectively.

We must obtain certifications from various regulatory bodies in order to operate our drilling rigs and must maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, as well as remedial structural work and other compliance costs, are deferred and amortized over the corresponding certification periods. Deferred regulatory certification and compliance costs were included in other current assets and other assets, net, and totaled $9.7 million and $6.5 million as of December 31, 2009 and 2008, respectively.

In certain countries in which we operate, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on our revenues. We generally record our tax-assessed revenue transactions on a net basis in our consolidated statement of income.

Derivative Instruments

We use foreign currency forward contracts ("derivatives") to reduce our exposure to various market risks, primarily foreign currency exchange rate risk. See "Note 5 — Derivative Instruments" for additional information on how and why we use derivatives.

All derivatives are recorded on our consolidated balance sheet at fair value. Accounting for the gains and losses resulting from changes in the fair value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Derivatives qualify for hedge accounting when they are formally designated as hedges and are effective in reducing the risk exposure that they are designated to hedge. Our assessment of hedge effectiveness is formally documented at hedge inception, and we review hedge effectiveness and measure any ineffectiveness throughout the designated hedge period on at least a quarterly basis.

Changes in the fair value of derivatives that are designated as hedges of the fair value of recognized assets or liabilities or unrecognized firm commitments ("fair value hedges") are recorded currently in earnings and included in other income (expense), net, in our consolidated statement of income. Changes in the fair value of derivatives that are designated as hedges of the variability in expected future cash flows associated with existing recognized assets or liabilities or forecasted transactions ("cash flow hedges") are recorded in accumulated other comprehensive income (loss) ("AOCI"). Amounts recorded in AOCI associated with cash flow hedges are subsequently reclassified into contract drilling, depreciation or interest expense as earnings are affected by the underlying hedged forecasted transactions.

Gains and losses on a cash flow hedge, or a portion of a cash flow hedge, that no longer qualifies as effective due to an unanticipated change in the forecasted transaction are recognized currently in earnings and included in other income (expense), net, in our consolidated statement of income based on the change in the fair value of the derivative. When a forecasted transaction is no longer probable of occurring, gains and losses on the derivative previously recorded in AOCI are reclassified currently into earnings and included in other income (expense), net, in our consolidated statement of income.

We occasionally enter into derivatives that hedge the fair value of recognized assets or liabilities, but do not designate such derivatives as hedges or the derivatives otherwise do not qualify for hedge accounting. In these situations, there generally is a natural hedging relationship where changes in the fair value of the derivatives offset changes in the fair value of the underlying hedged items. Changes in the fair value of these derivatives are recognized currently in earnings in other income (expense), net, in our consolidated statement of income.

Derivatives with asset fair values are reported in other current assets or other assets, net, depending on maturity date. Derivatives with liability fair values are reported in accrued liabilities and other, or other liabilities depending on maturity date.

Income Taxes

We conduct operations and earn income in numerous countries and are subject to the laws of taxing jurisdictions within those countries, including U.K. and U.S. tax laws. Current income taxes are recognized for the amount of taxes payable or refundable based on the laws and income tax rates in the taxing jurisdictions in which operations are conducted and income is earned.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized.

In many of the jurisdictions in which we operate, tax laws relating to the offshore drilling industry are not well developed and change frequently. Furthermore, we may enter into transactions with affiliates or employ other tax planning strategies that generally are subject to complex tax regulations. As a result of the foregoing, the tax liabilities and assets we recognize in our financial statements may differ from the tax positions taken, or expected to be taken, in our tax returns. Our tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to income taxes are included in current income tax expense in our consolidated statement of income. See "Note 10 — Income Taxes" for additional information on our unrecognized tax benefits.

Our drilling rigs frequently move from one taxing jurisdiction to another based on where they are contracted to perform drilling services. The movement of drilling rigs among taxing jurisdictions may involve a transfer of drilling rig ownership among our subsidiaries. The pre-tax profit resulting from intercompany rig sales is eliminated and the carrying value of rigs sold in intercompany transactions remains at the historical net depreciated cost prior to the transaction. Our consolidated financial statements do not reflect the asset disposition transaction of the selling subsidiary or the asset acquisition transaction of the acquiring subsidiary. Income taxes resulting from the transfer of drilling rig ownership among subsidiaries, as well as the tax effect of any reversing temporary differences resulting from the transfers, are deferred and amortized on a straight-line basis over the remaining useful life of the rig.

In some instances, we may determine that certain temporary differences will not result in a taxable or deductible amount in future years, as it is more-likely-than-not we will commence operations and depart from a given taxing jurisdiction without such temporary differences being recovered or settled. Under these circumstances, no future tax consequences are expected and no deferred taxes are recognized in connection with such operations. We evaluate these determinations on a periodic basis and, in the event our expectations relative to future tax consequences change, the applicable deferred taxes are recognized.

It is our policy and intention to indefinitely reinvest all remaining and future undistributed earnings of Ensco Delaware's non-U.S. subsidiaries in such subsidiaries. Accordingly, no U.S. deferred taxes are provided on the undistributed earnings of Ensco Delaware's non-U.S. subsidiaries. See "Note 10 — Income Taxes" for additional information on the undistributed earnings of Ensco Delaware's non-U.S. subsidiaries.

Share-Based Compensation

We sponsor several share-based compensation plans that provide equity compensation to our employees, officers and directors. Share-based compensation cost is measured at fair value on the date of grant and recognized on a straight-line basis over the requisite service period (usually the vesting period). The amount of compensation cost recognized in our consolidated statement of income is based on the awards ultimately expected to vest and, therefore, reduced for estimated forfeitures. All changes in estimated forfeitures are based on historical experience and are recognized as a cumulative adjustment to compensation cost in the period in which they occur. See "Note 9 — Benefit Plans" for additional information on our share-based compensation.

Fair Value Measurements

On January 1, 2008, we adopted certain provisions of FASB ASC 820-10 (previously SFAS No. 157, "Fair Value Measurements"). This standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.

Our auction rate securities, marketable securities held in our supplemental executive retirement plans ("SERP") and derivatives are measured at fair value. Our auction rate securities are measured at fair value using an income approach valuation model (Level 3 inputs) to estimate the price that will be received in exchange for our auction rate securities in an orderly transaction between market participants ("exit price"). The exit price is derived as the weighted-average present value of expected cash flows over various periods of illiquidity, using a risk-adjusted discount rate that is based on the credit risk and liquidity risk of our auction rate securities. See "Note 3 — Long-Term Investments" for additional information on our auction rate securities, including a description of the securities and underlying collateral, a discussion of the uncertainties relating to their liquidity and our accounting treatment.

Assets held in our SERP are measured at fair value based on quoted market prices (Level 1 inputs). Our derivatives are measured at fair value based on market prices that are generally observable for similar assets and liabilities at commonly quoted intervals (Level 2 inputs). See "Note 5 — Derivative Instruments" for additional information on our derivative instruments, including a description of our foreign currency hedging activities and related methods used to manage foreign currency exchange rate risk.

See "Note 8 — Fair Value Measurements" for additional information on the fair value measurement of our financial assets and liabilities.

Earnings Per Share

On January 1, 2009, we adopted certain provisions of FASB ASC 260-10-45 (previously FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities"). This standard addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share ("EPS") under the two-class method. Non-vested share awards granted to our employees and non-employee directors contain nonforfeitable dividend rights and, therefore, are now considered participating securities. We have prepared our current period basic and diluted EPS computations and retrospectively revised our comparative prior period computations to exclude net income allocated to non-vested share awards.

The following table is a reconciliation of net income attributable to Ensco shares used in our basic and diluted EPS computations for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Net income attributable to Ensco	$779.4	$1,150.8	$992.0
Net income allocated to non-vested share awards	(9.7)	(12.6)	(7.3)
Net income attributable to Ensco shares	$769.7	$1,138.2	$984.7

The following table is a reconciliation of the weighted-average shares used in our basic and diluted earnings per share computations for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Weighted-average shares — basic	140.4	141.6	146.7
Potentially dilutive share options	.1	.3	.5
Weighted-average shares — diluted	140.5	141.9	147.2

Antidilutive share options totaling 1.1 million, 746,000 and 503,000 were excluded from the computation of diluted EPS for the years ended December 31, 2009, 2008 and 2007, respectively.

Noncontrolling Interests

On January 1, 2009, we adopted certain provisions of FASB ASC 810-10 (previously SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"). This standard clarifies that a noncontrolling interest should be reported as equity in the consolidated financial statements and requires net income attributable to both the parent and the noncontrolling interest to be disclosed separately on the face of the consolidated statement of income. These presentation and disclosure provisions required retrospective application to all prior periods presented.

Noncontrolling interests are classified as equity on our consolidated balance sheet and net income attributable to noncontrolling interests is presented separately on our consolidated statement of income. In our Asia Pacific operating segment, local third parties hold a noncontrolling ownership interest in three of our subsidiaries. No changes in the ownership interests of these subsidiaries occurred during the three-year period ended December 31, 2009.

Income from continuing operations attributable to Ensco for each of the years in the three-year period ended December 31, 2009 was as follows (in millions):

	2009	2008	2007
Income from continuing operations	$780.9	$1,159.8	$970.1
Income from continuing operations attributable to noncontrolling interests	(5.1)	(5.9)	(6.9)
Income from continuing operations attributable to Ensco	$775.8	$1,153.9	$963.2

Income (loss) from discontinued operations, net, for each of the years in the three-year period ended December 31, 2009 was attributable to Ensco.

2. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
Drilling rigs and equipment	$4,801.1	$3,829.8
Other	47.0	45.5
Work in progress	1,303.1	1,501.0
	$6,151.2	$5,376.3

Work in progress as of December 31, 2009 primarily consisted of $1,262.5 million related to the construction of our ENSCO 8500 Series® ultra-deepwater semisubmersible rigs and costs associated with various modification and enhancement projects. ENSCO 8502 was delivered in January 2010 and the related construction costs will remain classified as work in progress until the rig is placed into service during the third quarter of 2010. Work in progress as of December 31, 2008 primarily consisted of $1,445.2 million related to the construction of our ENSCO 8500 Series® rigs and costs associated with various modification and enhancement projects.

3. LONG-TERM INVESTMENTS

As of December 31, 2009 and 2008, we held $66.8 million and $72.3 million (par value), respectively, of long-term debt instruments with variable interest rates that periodically reset through an auction process ("auction rate securities"). Our auction rate securities were originally acquired in January 2008 and have final maturity dates ranging from 2025 to 2047.

Auctions for our auction rate securities began to fail in February 2008 as there were more sellers than buyers at the scheduled interest rate auctions and parties desiring to sell their auction rate securities were unable to do so. When an auction fails, the interest rate is adjusted according to the provisions of the associated security agreement. Through December 31, 2009, auctions for our auction rate securities continued to fail with the exception of the successful auction of $4.7 million of our securities during June 2008. Auction rate securities totaling $5.5 million and $6.0 million were redeemed at par during the years ended December 31, 2009 and 2008, respectively. Additionally, $2.5 million of our auction rate securities were redeemed at par in January 2010.

Our investments in auction rate securities as of December 31, 2009 were diversified across fifteen separate issues and each issue maintains scheduled interest rate auctions in either 28-day or 35-day intervals. The majority of our auction rate securities are currently rated Aaa by Moody's, AAA by Standard & Poor's and/or AAA by Fitch. An aggregate $64.3 million (par value), or 96%, of our auction rate securities were issued by state agencies and are supported by student loans for which repayment is substantially guaranteed by the U.S. government under the Federal Family Education Loan Program ("FFELP").

Upon acquisition in January 2008, we designated our auction rate securities as trading securities as it was our intent to sell them in the near-term. Due to illiquidity in the auction rate securities market, we intend to hold our auction rate securities until they can be redeemed by issuers, repurchased by brokerage firms or sold in a market that facilitates orderly transactions. Although we will hold our auction rate securities longer than originally anticipated, we continue to designate them as trading securities.

Our auction rate securities were measured at fair value as of December 31, 2009 and 2008, and net unrealized gains of $1.8 million and unrealized losses of $8.1 million were included in other income (expense), net, in our consolidated statements of income for the years ended December 31, 2009 and 2008, respectively. See "Note 8 — Fair Value Measurements" for additional information on the fair value measurement of our auction rate securities.

The carrying value of our auction rate securities was $60.5 million and $64.2 million as of December 31, 2009 and 2008, respectively. We are currently unable to determine whether issuers of our auction rate securities will attempt and/or be able to refinance them and have classified our auction rate securities as long-term investments on our consolidated balance sheets. Cash flows from purchases and sales of our auction rate securities are classified as operating activities in our consolidated statement of cash flows.

4. LONG-TERM DEBT

Long-term debt as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
7.20% Debentures due 2027	$148.9	$148.8
6.36% Bonds due 2015	76.0	88.7
4.65% Bonds due 2020	49.5	54.0
	274.4	291.5
Less current maturities	(17.2)	(17.2)
Total long-term debt	$257.2	$274.3

Debentures Due 2027

In November 1997, Ensco Delaware issued $150.0 million of unsecured 7.20% Debentures due November 15, 2027 (the "Debentures") in a public offering. Interest on the Debentures is payable semiannually in May and November and may be redeemed at any time at our option, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, and a make-whole premium. The indenture under which the Debentures were issued contains limitations on the incurrence of indebtedness secured by certain liens and limitations on engaging in certain sale/leaseback transactions and certain merger, consolidation or reorganization transactions. The Debentures are not subject to any sinking fund requirements. On December 22, 2009, in connection with the redomestication, Ensco International plc entered into a supplemental indenture to unconditionally guarantee the principal and interest payments on the Debentures.

Bonds Due 2015 and 2020

In January 2001, a subsidiary of Ensco Delaware issued $190.0 million of 15-year bonds to provide long-term financing for ENSCO 7500. The bonds will be repaid in 30 equal semiannual principal installments of $6.3 million ending in December 2015. Interest on the bonds is payable semiannually, in June and December, at a fixed rate of 6.36%. In October 2003, a subsidiary of Ensco Delaware issued $76.5 million of 17-year bonds to provide long-term financing for ENSCO 105. The bonds will be repaid in 34 equal semiannual principal installments of $2.3 million ending in October 2020. Interest on the bonds is payable semiannually, in April and October, at a fixed rate of 4.65%.

Both bond issuances are guaranteed by the United States of America, acting by and through the United States Department of Transportation, Maritime Administration ("MARAD"), and Ensco Delaware issued separate guaranties to MARAD, guaranteeing the performance of obligations under the bonds. On February 19, 2010, the documents governing MARAD's guarantee commitments were amended to address certain changes arising from the redomestication and to include Ensco International plc as an additional guarantor of the debt obligations.

Revolving Credit Facility

In June 2005, Ensco Delaware executed a $350.0 million unsecured revolving credit facility (the "Credit Facility") with a syndicate of lenders for a five-year term, expiring in June 2010. The Credit Facility was amended on December 22, 2009 to address certain changes arising from the redomestication and to include Ensco International plc as an additional guarantor.

Advances under the Credit Facility bear interest at LIBOR plus an applicable margin rate (currently .35% per annum), depending on our credit rating. We pay a facility fee (currently .10% per annum) on the total $350.0 million commitment, which is also based on our credit rating, and pay an additional utilization fee on outstanding advances if such advances equal or exceed 50% of the total $350.0 million commitment. We had no amounts outstanding under the Credit Facility as of December 31, 2009 and 2008.

Maturities

The aggregate maturities of our long-term debt, excluding unamortized discounts of $1.1 million, as of December 31, 2009 were as follows (in millions):

2010	$ 17.2
2011	17.2
2012	17.2
2013	17.2
2014	17.2
Thereafter	189.5
Total	$275.5

Interest expense totaled $20.9 million, $21.6 million and $32.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. All interest expense incurred during the years ended December 31, 2009 and 2008 was capitalized in connection with the construction of our ENSCO 8500 Series® rigs. During the year ended December 31, 2007, $30.4 million of interest expense was capitalized.

5. DERIVATIVE INSTRUMENTS

On January 1, 2009, we adopted certain disclosure provisions of FASB ASC 815-10-50 (previously SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"). These provisions require enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB ASC 815 (previously SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities") and (c) how derivative instruments and related hedged items affect an entity's financial position, operating results and cash flows.

We use derivatives to reduce our exposure to various market risks, primarily foreign currency exchange rate risk. We maintain a foreign currency risk management strategy that utilizes derivatives to reduce our exposure to unanticipated fluctuations in earnings and cash flows caused by changes in foreign currency exchange rates. Although no interest rate related derivative instruments were outstanding as of December 31, 2009 and 2008, we occasionally employ an interest rate risk management strategy that utilizes derivative instruments to minimize or eliminate unanticipated fluctuations in earnings and cash flows arising from changes in, and volatility of, interest rates. We minimize our credit risk relating to the counterparties of our derivatives by transacting with multiple, high-quality financial institutions, thereby limiting exposure to individual counterparties, and by monitoring the financial condition of our counterparties. We do not enter into derivatives for trading or other speculative purposes.

All derivatives were recorded on our consolidated balance sheets at fair value. Accounting for the gains and losses resulting from changes in the fair value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. See "Note 1 — Description of the Business and Summary of Significant Accounting Policies" for additional information on how derivatives are accounted for under FASB ASC 815.

As of December 31, 2009 and 2008, our consolidated balance sheets included net foreign currency derivative assets of $13.2 million and net foreign currency derivative liabilities of $20.3 million, respectively. See "Note 8 — Fair Value Measurements" for additional information on the fair value measurement of our derivatives. Derivatives recorded at fair value on our consolidated balance sheets as of December 31, 2009 and 2008 consisted of the following (in millions):

	Assets		Liabilities	
	2009	2008	2009	2008
Derivatives Designated as Hedging Instruments				
Foreign currency forward contracts — current[1]	$10.2	$ .3	$ 1.1	$25.8
Foreign currency forward contracts — non-current[2]	3.8	5.1	—	.0
	14.0	5.4	1.1	25.8
Derivatives not Designated as Hedging Instruments				
Foreign currency forward contracts — current[1]	.3	.1	.0	.0
	.3	.1	.0	.0
Total	$14.3	$5.5	$ 1.1	$25.8

(1) Derivative assets and liabilities that have maturity dates equal to or less than twelve months from the respective balance sheet dates were included in other current assets and accrued liabilities and other, respectively, on our consolidated balance sheets.

(2) Derivative assets and liabilities that have maturity dates greater than twelve months from the respective balance sheet dates were included in other assets, net, and other liabilities, respectively, on our consolidated balance sheets.

We utilize derivatives to hedge forecasted foreign currency denominated transactions ("cash flow hedges"), primarily to reduce our exposure to foreign currency exchange rate risk associated with the portion of our remaining ENSCO 8500 Series® construction obligations denominated in Singapore dollars and contract drilling expenses denominated in various other currencies. As of December 31, 2009, we had cash flow hedges outstanding to exchange an aggregate $288.5 million for various currencies, including $195.9 million for Singapore dollars, $54.1 million for British pounds, $25.4 million for Australian dollars and $13.1 million for other currencies.

Gains and losses on derivatives designated as cash flow hedges included in our consolidated statements of income for each of the years in the three-year period ended December 31, 2009 were as follows (in millions):

	Gain (Loss) Recognized in Other Comprehensive Income (Loss) ("OCI") on Derivatives (Effective Portion)			(Loss) Gain Reclassified from AOCI into Income (Effective Portion)			(Loss) Gain Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)[1]		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Foreign currency forward contracts[2]	$13.5	$(16.4)	$ 8.2	$(8.0)	$(2.9)	$ 7.9	$(2.9)	$(1.0)	$ .7
Interest rate lock contracts[3]	—	—	—	(.7)	(.7)	(1.0)	—	—	—
Total	$13.5	$(16.4)	$ 8.2	$(8.7)	$(3.6)	$ 6.9	$(2.9)	$(1.0)	$ .7

(1) Gains and losses recognized in income for ineffectiveness and amounts excluded from effectiveness testing were included in other income (expense), net, in our consolidated statements of income.

(2) Gains and losses on derivative instruments reclassified from AOCI into income (effective portion) were included in contract drilling expense in our consolidated statements of income.

(3) Losses on derivatives reclassified from AOCI into income (effective portion) were included in other income (expense), net, in our consolidated statements of income.

We have net assets and liabilities denominated in numerous foreign currencies and use various methods to manage our exposure to foreign currency exchange rate risk. We predominantly structure our drilling contracts in U.S. dollars, which significantly reduces the portion of our cash flows and assets denominated in foreign currencies. We occasionally enter into derivatives that hedge the fair value of recognized foreign currency denominated assets or liabilities but do not designate such derivatives as hedging instruments. In these situations, a natural hedging relationship generally exists whereby changes in the fair value of the derivatives offset changes in the fair value of the underlying hedged items. As of December 31, 2009, we had derivatives not designated as hedging instruments outstanding to exchange an aggregate $61.5 million for various currencies, including $20.7 million for Singapore dollars, $17.7 million for Australian dollars, $9.6 million for British pounds and $13.5 million for other currencies.

Net gains of $4.6 million, net losses of $3.5 million and net gains of $2.0 million associated with our derivatives not designated as hedging instruments were included in other income (expense), net, in our consolidated statements of income for the years ended December 31, 2009, 2008 and 2007, respectively.

If we were to incur a hypothetical 10% adverse change in foreign currency exchange rates, net unrealized losses associated with our foreign currency denominated assets and liabilities and related derivatives as of

December 31, 2009 would approximate $27.9 million, including $20.9 million related to our Singapore dollar exposures. All of our outstanding derivatives mature during the next two years.

As of December 31, 2009, the estimated amount of net gains associated with derivative instruments, net of tax, that will be reclassified to earnings during the next twelve months was as follows (in millions):

Net gains to be reclassified to contract drilling expense	$3.9
Net losses to be reclassified to other income (expense), net	(.6)
Net gains to be reclassified to earnings	$3.3

6. COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) as of December 31, 2009, 2008 and 2007 was comprised of net gains and losses on derivative instruments, net of tax. The components of our comprehensive income, net of tax, for each of the years in the three-year period ended December 31, 2009 were as follows (in millions):

	2009	2008	2007
Net Income	$784.5	$1,156.7	$ 998.9
Other comprehensive income:			
Net change in fair value of derivatives	13.5	(16.4)	8.2
Reclassification of unrealized gains and losses on derivative instruments from other comprehensive loss (income) into net income	8.7	3.6	(6.9)
Net other comprehensive income (loss)	22.2	(12.8)	1.3
Comprehensive income	806.7	1,143.9	1,000.2
Comprehensive income attributable to noncontrolling interests	(5.1)	(5.9)	(6.9)
Comprehensive income attributable to Ensco	$801.6	$1,138.0	$ 993.3

7. SHAREHOLDERS' EQUITY

In conjunction with the redomestication in December 2009, each issued and outstanding share of common stock of Ensco Delaware was converted into the right to receive one American depositary share, each representing one Class A ordinary share, par value U.S. $0.10 per share, of Ensco International plc. In total, 150.0 million Class A ordinary shares were issued, with 142.6 million exchanged for shares of common stock of Ensco Delaware. The remaining 7.4 million Class A ordinary shares were held as treasury shares on our December 31, 2009 consolidated balance sheet. Prior to the redomestication, Ensco International plc also issued 50,000 Class B ordinary shares, par value £1 per share, to Ensco Delaware. The Class B ordinary shares have no voting rights or rights to dividends or distributions.

Prior to the redomestication, Ensco Delaware retired 40.2 million treasury shares with a historical cost totaling $1,203.9 million under authorization from our Board of Directors. Pursuant to its certificate of incorporation in effect prior to the redomestication, Ensco Delaware had 20.0 million authorized shares of preferred stock, U.S. $1 par value, and none had been issued as of December 31, 2008.

Activity in our various shareholders' equity accounts for each of the years in the three-year period ended December 31, 2009 was as follows (in millions):

	Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Noncontrolling Interest
BALANCE, December 31, 2006	178.7	$ 17.9	$ 1,621.3	$1,994.5	$ (5.5)	$ (412.2)	$ 3.4
Cumulative effect of adoption of FIN 48	—	—	—	5.8	—	—	—
Net income	—	—	—	992.0	—	—	6.9
Cash dividends paid	—	—	—	(14.8)	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(5.7)
Shares issued under share-based compensation plans, net	1.6	.1	35.7	—	—	—	—
Tax benefit from share-based compensation	—	—	6.6	—	—	—	—
Repurchase of shares	—	—	—	—	—	(527.6)	—
Share-based compensation cost	—	—	36.9	—	—	—	—
Net other comprehensive income	—	—	—	—	1.3	—	—
BALANCE, December 31, 2007	180.3	18.0	1,700.5	2,977.5	(4.2)	(939.8)	4.6
Net income	—	—	—	1,150.8	—	—	5.9
Cash dividends paid	—	—	—	(14.3)	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(3.8)
Shares issued under share-based compensation plans, net	1.6	.2	27.1	—	—	—	—
Tax benefit from share-based compensation	—	—	5.3	—	—	—	—
Repurchase of shares	—	—	—	—	—	(259.7)	—
Share-based compensation cost	—	—	28.3	—	—	—	—
Net other comprehensive loss	—	—	—	—	(12.8)	—	—
BALANCE, December 31, 2008	181.9	18.2	1,761.2	4,114.0	(17.0)	(1,199.5)	6.7
Net income	—	—	—	779.4	—	—	5.1
Cash dividends paid	—	—	—	(14.2)	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(3.9)
Shares issued under share-based compensation plans, net	.9	.1	9.5	—	—	—	—
Tax deficiency from share-based compensation	—	—	(2.4)	—	—	—	—
Repurchase of shares	—	—	—	—	—	(6.5)	—
Retirement of treasury shares	(40.2)	(4.0)	(1,200.0)	—	—	1,203.9	—
Share-based compensation cost	—	—	34.3	—	—	—	—
Net other comprehensive income	—	—	—	—	22.2	—	—
Cancellation of shares of common stock during redomestication	(142.6)	(14.3)	—	—	—	—	—
Issuance of ordinary shares pursuant to the redomestication	150.1	15.1	—	—	—	(.8)	—
BALANCE, December 31, 2009	150.1	$ 15.1	$ 602.6	$4,879.2	$ 5.2	$ (2.9)	$ 7.9

The Board of Directors previously authorized the repurchase of up to $1,500.0 million of our shares. From inception of our share repurchase programs during 2006 through December 31, 2008, we repurchased an aggregate 16.5 million shares at a cost of $937.6 million (an average cost of $56.79 per share). No shares were repurchased under the share repurchase programs during 2009. In December 2009, in conjunction with the redomestication, the remaining repurchase authorization was extended authorizing management to repurchase up to $562.4 million of ADSs from time to time pursuant to share repurchase agreements with two investment banks. Although such amount remained available for repurchase as of December 31, 2009, the Company will not repurchase any shares without further consultation with and approval by the Board of Directors of Ensco International plc.

8. FAIR VALUE MEASUREMENTS

The following fair value hierarchy table categorizes information regarding our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2009				
Auction rate securities	$ —	$ —	$60.5	$60.5
Supplemental executive retirement plan assets	18.7	—	—	18.7
Derivatives, net	—	13.2	—	13.2
Total financial assets	$18.7	$13.2	$60.5	$92.4
As of December 31, 2008				
Auction rate securities	$ —	$ —	$64.2	$64.2
Supplemental executive retirement plan assets	13.9	—	—	13.9
Total financial assets	$13.9	$ —	$64.2	$78.1
Derivatives, net	$ —	$20.3	$ —	$20.3
Total financial liabilities	$ —	$20.3	$ —	$20.3

Auction Rate Securities

As of December 31, 2009 and 2008, we held long-term debt instruments with variable interest rates that periodically reset through an auction process totaling $66.8 million and $72.3 million (par value), respectively. These auction rate securities were classified as long-term investments on our consolidated balance sheets. Our auction rate securities were originally acquired in January 2008 and have maturity dates ranging from 2025 to 2047. Our auction rate securities were measured at fair value on a recurring basis using significant Level 3 inputs as of December 31, 2009 and 2008. The following table summarizes the fair value measurements of our auction rate securities using significant Level 3 inputs, and changes therein, for each of the years in the two-year period ended December 31, 2009 (in millions):

	2009	2008
Beginning Balance	$64.2	$ —
(Sales) purchases, net	(5.5)	72.3
Unrealized gains (losses)*	1.8	(8.1)
Realized losses	—	—
Transfers in and/or out of Level 3	—	—
Ending balance	$60.5	$64.2

* Unrealized gains (losses) are included in other income (expense), net, in our consolidated statement of income.

Before utilizing Level 3 inputs in our fair value measurements, we considered whether observable inputs were available. As a result of continued auction failures, quoted prices for our auction rate securities did not exist as of December 31, 2009. Accordingly, we concluded that Level 1 inputs were not available. Brokerage statements received from the five broker/dealers that held our auction rate securities included their estimated market value as of December 31, 2009. Four broker/dealers valued our auction rate securities at par and the fifth valued our auction rate securities at 88% of par. Due to the lack of transparency into the methodologies used to determine the estimated market values, we have concluded that estimated market values provided on our brokerage statements do not constitute valid inputs, and we do not utilize them in measuring the fair value of our auction rate securities.

We determined that use of a valuation model was the best available technique for measuring the fair value of our auction rate securities. We used an income approach valuation model to estimate the price that would be received in exchange for our auction rate securities in an orderly transaction between market participants ("exit price") as of December 31, 2009. The exit price was derived as the weighted-average present value of expected cash flows over various periods of illiquidity, using a risk-adjusted discount rate that was based on the credit risk and liquidity risk of our auction rate securities.

While our valuation model was based on both Level 2 (credit quality and interest rates) and Level 3 inputs, we determined that our Level 3 inputs were significant to the overall fair value measurement of our auction rate securities, particularly the estimates of risk-adjusted discount rates and ranges of expected periods of illiquidity. We believe that we have the ability to maintain our investment in these securities until they are redeemed, repurchased or sold in a market that facilitates orderly transactions.

Supplemental Executive Retirement Plan Assets and Liabilities

The ENSCO Supplemental Executive Retirement Plans (the "SERP") are non-qualified plans where eligible employees and non-employee directors may defer a portion of their compensation for use after retirement. Assets held in the SERP were marketable securities measured at fair value on a recurring basis using Level 1 inputs and were included in other assets, net, on our consolidated balance sheets as of December 31, 2009 and 2008. The fair value measurement of assets held in the SERP was based on quoted market prices.

Derivatives

Our derivatives were measured at fair value on a recurring basis using Level 2 inputs as of December 31, 2009 and 2008. See "Note 5 — Derivative Instruments" for additional information on our derivatives, including a description of our foreign currency hedging activities and related methodologies used to manage foreign currency exchange rate risk. The fair value measurement of our derivatives was based on market prices that are generally observable for similar assets or liabilities at commonly quoted intervals.

Other Financial Instruments

The carrying values and estimated fair values of our debt instruments as of December 31, 2009 and 2008 were as follows (in millions):

	December 31, 2009		December 31, 2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
7.20% Debentures	$148.9	$155.9	$148.8	$140.3
6.36% Bonds, including current maturities	76.0	85.8	88.7	103.9
4.65% Bonds, including current maturities	49.5	53.8	54.0	62.1

The estimated fair value of our 7.20% Debentures was determined using quoted market prices. The estimated fair values of our 6.36% Bonds and 4.65% Bonds were determined using an income approach valuation model. The estimated fair value of our cash and cash equivalents, receivables, trade payables and other liabilities approximated their carrying values as of December 31, 2009 and 2008.

9. BENEFIT PLANS

Non-Vested Share Awards

During 2005, our shareholders approved the 2005 Long-Term Incentive Plan (the "LTIP") to provide for the issuance of non-vested share awards, share option awards and performance awards. Under the LTIP, 10.0 million shares were reserved for issuance as awards to officers, non-employee directors and key employees who are in a position to contribute materially to our growth, development and long-term success. The LTIP originally provided for the issuance of non-vested share awards up to a maximum of 2.5 million new shares. In May 2009, our shareholders approved an amendment to the LTIP to increase the maximum number of non-vested share awards from 2.5 million to 6.0 million. As of December 31, 2009, there were 3.3 million shares available for issuance of non-vested share awards under the LTIP. Non-vested share awards may be issued as new shares or issued out of treasury at the Company's discretion.

Under the LTIP, grants of non-vested share awards generally vest at rates of 20% or 33% per year, as determined by a committee or subcommittee of the Board of Directors. Prior to the adoption of the LTIP, non-vested share awards were issued under a predecessor plan and generally vested at a rate of 10% per year. All non-vested share awards have voting and dividend rights effective on the date of grant. Compensation expense is measured using the market value of our shares on the date of grant and is recognized on a straight-line basis over the requisite service period (usually the vesting period).

During 2007, we entered into a retirement agreement with our former CEO and non-executive Chairman of our Board of Directors. The agreement provided that, upon retirement, he would receive a grant of 92,000 non-vested share awards which vest at a rate of one-third per year upon each of the first three anniversaries of his retirement date. Furthermore, the agreement modified the vesting term of 28,750 unvested share options and 105,000 non-vested share awards previously granted to him so that such awards vested upon his retirement. We recognized an additional $10.4 million of non-vested share award compensation expense during 2007 as a result of the retirement agreement, of which $5.0 million related to the modification of his previous awards.

The following table summarizes non-vested share award related compensation expense recognized during each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Contract drilling	$16.8	$11.4	$ 5.5
General and administrative	11.4	7.6	17.5
Non-vested share award related compensation expense included in operating expenses	28.2	19.0	23.0
Tax benefit	(7.0)	(4.7)	(7.1)
Total non-vested share award related compensation expense included in net income	$21.2	$14.3	$15.9

The following table summarizes the value of non-vested share awards granted and vested during each of the years in the three-year period ended December 31, 2009:

	2009	2008	2007
Weighted-average grant-date fair value of non-vested share awards granted (per share)	$40.91	$67.99	$60.18
Total fair value of non-vested share awards vested during the period (in millions)	$ 18.6	$ 17.9	$ 19.8

The following table summarizes non-vested share award activity for the year ended December 31, 2009 (shares in thousands):

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of January 1, 2009	1,755	$60.27
Granted	613	40.91
Vested	(495)	58.89
Forfeited	(62)	56.94
Non-vested as of December 31, 2009	1,811	$54.21

As of December 31, 2009, there was $78.0 million of total unrecognized compensation cost related to non-vested share awards, which is expected to be recognized over a weighted-average period of 3.2 years.

Share Option Awards

Under the LTIP, share option awards ("options") may be issued to our officers, non-employee directors and key employees who are in a position to contribute materially to our growth, development and long-term success. A maximum 7.5 million shares were reserved for issuance as options under the LTIP. Options granted to officers and employees generally become exercisable in 25% increments over a four-year period or 33% increments over a three-year period and, to the extent not exercised, expire on the seventh anniversary of the date of grant. Options granted to non-employee directors are immediately exercisable and, to the extent not exercised, expire on the seventh anniversary of the date of grant. The exercise price of options granted under the LTIP equals the market value of the underlying shares on the date of grant. As of December 31, 2009, options to purchase 1.2 million shares were outstanding under the LTIP and 5.3 million shares were available for issuance as options. Upon option exercise, new shares may be issued or shares may be issued out of treasury at the Company's discretion.

The following table summarizes option related compensation expense recognized during each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Contract drilling	$ 1.7	$ 3.3	$ 5.8
General and administrative	3.7	5.0	7.8
Option related compensation expense included in operating expenses	5.4	8.3	13.6
Tax benefit	(1.6)	(2.3)	(3.8)
Total option related compensation expense included in net income	$ 3.8	$ 6.0	$ 9.8

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model. The following weighted-average assumptions were utilized in the Black-Scholes model for each of the years in the three-year period ended December 31, 2009:

	2009	2008	2007
Risk-free interest rate	1.8%	—	4.8%
Expected term (in years)	3.9	—	4.7
Expected volatility	53.3%	—	29.8%
Dividend yield	.2%	—	.2%

Expected volatility is based on the historical volatility in the market price of our shares over the period of time equivalent to the expected term of the options granted. The expected term of options granted is derived from historical exercise patterns over a period of time equivalent to the contractual term of the options granted. We have not experienced significant differences in the historical exercise patterns among officers, employees and non-employee directors for them to be considered separately for valuation purposes. The risk-free interest rate is based on the implied yield of U.S. Treasury zero-coupon issues on the date of grant with a remaining term approximating the expected term of the options granted.

The following table summarizes option activity for the year ended December 31, 2009 (shares and intrinsic value in thousands, term in years):

	Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Intrinsic Value
Outstanding as of January 1, 2009	1,544	$45.15		
Granted	115	41.29		
Exercised	(344)	28.03		
Forfeited	(48)	52.06		
Expired	(54)	53.60		
Outstanding as of December 31, 2009	1,213	$48.98	3.8	$1,043
Exercisable as of December 31, 2009	794	$47.87	3.4	$1,043

The following table summarizes the value of options granted and exercised during each of the years in the three-year period ended December 31, 2009:

	2009	2008	2007
Weighted-average grant-date fair value of options granted (per share)	$17.17	$—	$20.44
Intrinsic value of options exercised during the year (in millions)	$ 3.6	$25.5	$ 30.0

The following table summarizes information about options outstanding as of December 31, 2009 (shares in thousands):

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$23.12 - $33.55	163	2.4 years	$33.54	163	$33.54
41.29 - 47.12	381	4.2 years	45.10	228	46.48
50.09 - 52.82	369	3.5 years	50.31	243	50.32
57.38 - 60.74	300	4.4 years	60.67	160	60.69
	1,213	3.8 years	$48.98	794	$47.87

As of December 31, 2009, there was $4.7 million of total unrecognized compensation cost related to options, which is expected to be recognized over a weighted-average period of 1.5 years.

Performance Awards

On November 3, 2009, our Board of Directors approved amendments to the LTIP which, among other things, provide for a type of performance award payable in Ensco shares, cash or a combination thereof upon attainment of specified performance goals based on relative total shareholder return and absolute and relative return on capital employed. The performance goals are determined by a committee or subcommittee of the Board of Directors. The LTIP provides for the issuance of up to a maximum of 2.5 million new shares for the payment of performance awards, all of which were available for the payment of performance awards as of December 31, 2009. Performance awards that are paid in Ensco shares may be issued as new shares or issued out of treasury at the Company's discretion.

In November 2009, performance awards were issued to certain of our officers who are in a position to contribute materially to our growth, development and long-term success. Performance awards generally vest at the end of a three-year measurement period based on attainment of performance goals. Our performance awards are liability awards with compensation expense measured based on the estimated probability of attainment of the specified performance goals and recognized on a straight-line basis over the requisite service period. The estimated probable outcome of attainment of the specified performance goals is based on historical experience and any subsequent changes in this estimate are recognized as a cumulative adjustment to compensation cost in the period in which the change in estimate occurs.

We recognized $1.9 million of compensation expense for performance awards during the year ended December 31, 2009, which was included in general and administrative expense in our consolidated statement of income. No performance award compensation expense was recognized during the years ended December 31, 2008 and 2007. As of December 31, 2009, there was $11.2 million of total unrecognized compensation cost related to unvested performance awards, which is expected to be recognized over a weighted-average period of 1.5 years.

Savings Plan

We have a profit sharing plan (the "ENSCO Savings Plan") which covers eligible employees, as defined. Profit sharing contributions require Board of Directors approval and may be paid in cash or shares. We recorded profit sharing contribution provisions of $14.2 million, $16.6 million and $14.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The ENSCO Savings Plan includes a 401(k) savings plan feature which allows eligible employees to make tax deferred contributions to the plan. We generally make matching cash contributions that vest over a three-year period based on the amount of employee contributions and rates set by our Board of Directors. We match 100% of the amount contributed by the employee up to a maximum of 5% of eligible salary. Matching contributions totaled $4.1 million, $5.0 million and $5.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. We have 1.0 million shares reserved for issuance as matching contributions under the ENSCO Savings Plan.

10. INCOME TAXES

Ensco Delaware, our predecessor company, was domiciled in the U.S. and subject to a statutory rate of 35% through December 23, 2009, the effective date of the redomestication. We were subject to the U.K. statutory rate of 28% for the remaining nine days of 2009. The income tax information for the years ended December 31, 2009, 2008 and 2007 has been presented from the perspective of an enterprise domiciled in the U.S.

We generated $286.5 million, $383.2 million and $319.5 million of income from continuing operations before income taxes in the U.S. and $672.8 million, $1,013.9 million and $895.4 million of income from continuing operations before income taxes in non-U.S. countries for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table summarizes components of the provision for income taxes from continuing operations for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Current income tax expense:			
U.S.	$ 63.8	$113.8	$101.3
Non-U.S.	94.8	117.1	142.4
	158.6	230.9	243.7
Deferred income tax expense (benefit):			
U.S.	24.2	11.7	5.0
Non-U.S.	(4.4)	(5.3)	(3.9)
	19.8	6.4	1.1
Total income tax expense	$178.4	$237.3	$244.8

The following table summarizes significant components of deferred income tax assets (liabilities) as of December 31, 2009 and 2008 (in millions):

	2009	2008
Deferred tax assets:		
Deferred revenue	$ 34.1	$ 9.7
Employee benefits, including share-based compensation	25.6	21.2
Other	18.3	24.2
Total deferred tax assets	78.0	55.1
Deferred tax liabilities:		
Property and equipment	(348.9)	(320.2)
Intercompany transfers of property	(45.5)	(36.6)
Deferred costs	(23.5)	(18.5)
Other	(7.7)	(.4)
Total deferred tax liabilities	(425.6)	(375.7)
Net deferred tax liability	$(347.6)	$(320.6)
Net current deferred tax asset	$ 29.7	$ 19.9
Net noncurrent deferred tax liability	(377.3)	(340.5)
Net deferred tax liability	$(347.6)	$(320.6)

The income tax rates imposed in the taxing jurisdictions in which our non-U.S. subsidiaries conduct operations vary, as does the tax base to which the rates are applied. In some cases, tax rates may be applicable to gross revenues, statutory or negotiated deemed profits or other bases utilized under local tax laws, rather than to net income. In addition, our drilling rigs frequently move from one taxing jurisdiction to another. As a result, our consolidated effective income tax rate may vary substantially from year-to-year, depending on the relative components of our earnings generated in taxing jurisdictions with higher tax rates and lower tax rates.

In December 2009, we incurred an $8.8 million current income tax expense in connection with certain restructuring activities undertaken immediately following our redomestication. Our consolidated effective income tax rate on continuing operations for each of the years in the three-year period ended December 31, 2009, differs from the U.S. statutory income tax rate as follows:

	2009	2008	2007
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Non-U.S. taxes	(18.1)	(19.3)	(14.2)
Amortization of deferred charges associated with intercompany rig sales	1.7	1.1	(.1)
Redomestication related income taxes	.9	—	—
Net (benefit) expense in connection with resolutions of tax issues and adjustments relating to prior years	(.9)	.5	(.6)
Other	—	(.3)	—
Effective income tax rate	18.6%	17.0%	20.1%

Unrecognized Tax Benefits

On January 1, 2007, we adopted the recognition and disclosure provisions of FASB ASC 740-10-25 (previously FIN 48, "Accounting for Uncertainty in Income Taxes (as amended)"). Our tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information. As a result of adopting this standard, we reported a $5.8 million increase to our January 1, 2007 balance of retained earnings. As of December 31, 2009, we had $17.6 million of unrecognized tax benefits, of which $12.2 million would impact our effective income tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009 and 2008 is as follows (in millions):

	2009	2008
Balance, beginning of year	$26.8	$13.5
Increases in unrecognized tax benefits as a result of tax positions taken during the current year	2.0	7.2
Increases in unrecognized tax benefits as a result of tax positions taken during prior years	—	12.7
Decreases in unrecognized tax benefits as a result of tax positions taken during prior years	(2.7)	(1.3)
Settlements with taxing authorities	(8.7)	(.9)
Lapse of applicable statutes of limitations	(.8)	(3.3)
Impact of foreign currency exchange rates	1.0	(1.1)
Balance, end of year	$17.6	$26.8

Accrued interest and penalties totaled $15.8 million and $12.9 million as of December 31, 2009 and 2008, respectively, and were included in other liabilities on our consolidated balance sheets. We recognized net expense of $3.3 million, net benefits of $6.8 million and net expense of $2.3 million associated with interest and penalties during the years ended December 31, 2009, 2008 and 2007, respectively. Interest and penalties are included in current income tax expense in our consolidated statement of income.

Tax years as early as 2002 remain subject to examination in the tax jurisdictions in which we operated. We participate in the U.S. Internal Revenue Service's Compliance Assurance Process which, among other things, provides for the resolution of tax issues in a timely manner and generally eliminates the need for lengthy post-filing examinations. Our 2008 and 2009 U.S. federal tax returns remain subject to examination.

During the third quarter of 2009, in connection with the audit of prior year tax returns, we reached a settlement with the tax authority in one of our non-U.S. jurisdictions which resulted in an $8.7 million reduction in unrecognized tax benefits and a $4.4 million net income tax benefit, inclusive of interest and penalties.

During 2008, in connection with an examination of a prior period tax return, we recognized a $5.4 million liability for unrecognized tax benefits associated with certain tax positions taken in prior years, which resulted in an $8.9 million net income tax expense, inclusive of interest and penalties.

During 2008, statutes of limitations applicable to certain of our tax positions lapsed resulting in a $2.9 million decline in unrecognized tax benefits and an $11.5 million net income tax benefit, inclusive of interest and penalties.

During 2007, new information became available in one of our non-U.S. jurisdictions that enabled us to conclude that an uncertain tax position established in prior years had been effectively settled. As a result, we recognized an aggregate $11.1 million current tax benefit, inclusive of interest and penalties.

Statutes of limitations applicable to certain of our tax positions will lapse during 2010. Therefore, it is reasonably possible that our unrecognized tax benefits will decline during the next twelve months by $2.4 million, which includes $900,000 of accrued interest and penalties.

Intercompany Transfer of Drilling Rigs

In connection with restructuring activities undertaken immediately following the redomestication, we transferred ownership of four of our ENSCO 8500 Series® rigs among two of our subsidiaries in December 2009. The income tax liability resulting from the transfer totaled $30.8 million and will be paid by the selling subsidiary during 2010. The related income tax expense was deferred and is being amortized on a straight-line basis over the remaining useful lives of the associated rigs, which range from 29 to 30 years. Similarly, the tax effects of $45.6 million of reversing temporary differences of the selling subsidiary were also deferred and are being amortized on the same basis and over the same periods as described above.

In December 2007, we transferred ownership of three drilling rigs among two of our subsidiaries resulting in an income tax liability of $96.5 million which was paid during 2008. The $96.5 million of income taxes paid and the tax effects of $54.8 million of reversing temporary differences of the selling subsidiary were deferred and are being amortized over the remaining useful lives of the related drilling rigs, which ranged from three to eight years.

As of December 31, 2009 and 2008, the unamortized balance associated with deferred charges for income taxes incurred in connection with intercompany transfers of drilling rigs totaled $99.0 million and $91.3 million, respectively, and was included in other assets, net, on our consolidated balance sheets. Current income tax expense for the years ended December 31, 2009, 2008 and 2007 included $23.1 million, $23.1 million and $2.9 million, respectively, of amortization of income taxes incurred in connection with intercompany transfers of drilling rigs.

As of December 31, 2009 and 2008, the deferred tax liability associated with temporary differences of transferred drilling rigs totaled $45.5 million and $36.5 million, respectively, and was included in deferred income taxes on our consolidated balance sheets. Deferred income tax expense for the years ended December 31, 2009, 2008 and 2007 included benefits of $7.0 million, $7.2 million and $3.9 million, respectively, of amortization of deferred reversing temporary differences associated with intercompany transfers of drilling rigs.

Undistributed Earnings

We do not provide deferred taxes on the undistributed earnings of Ensco Delaware because our policy and intention is to reinvest such earnings indefinitely or until such time that they can be distributed in a tax-free manner. We do not provide deferred taxes on the undistributed earnings of Ensco Delaware's non-U.S. subsidiaries because our policy and intention is to reinvest such earnings indefinitely.

During 2007, a non-U.S. subsidiary declared a $1,200.0 million dividend to Ensco Delaware, which included the distribution of its $922.1 million of earnings and the return of $277.9 million of previously invested capital. We utilized foreign tax credits to offset substantially all U.S. tax obligations associated with the 2007 repatriation of earnings by Ensco Delaware's non-U.S. subsidiary.

The earnings distribution was undertaken because it provided, with minimal U.S. tax impact, substantial funding flexibility for management initiatives, including the continuation and/or extension of our ongoing share repurchase program and greater options relative to future fleet expansion efforts. This distribution was made in consideration of unique circumstances and, accordingly, does not change our intention to reinvest the undistributed earnings of Ensco Delaware's non-U.S. subsidiaries indefinitely. Furthermore, both our U.S. and non-U.S. subsidiaries have significant net assets, liquidity, contract backlog and other financial resources available to meet their operational and capital investment requirements and otherwise allow management to continue to maintain its policy of reinvesting the undistributed earnings of Ensco Delaware and Ensco Delaware's non-U.S. subsidiaries indefinitely.

As of December 31, 2009, the aggregate undistributed earnings of Ensco Delaware and Ensco Delaware's non-U.S. subsidiaries totaled $2,614.1 million and were indefinitely reinvested. Should we make a distribution in the form of dividends or otherwise, we may be subject to additional income taxes. The unrecognized deferred tax liability related to the undistributed earnings of Ensco Delaware and Ensco Delaware's non-U.S. subsidiaries was $523.1 million as of December 31, 2009.

11. DISCONTINUED OPERATIONS

ENSCO 69

From May 2007 to June 2009, ENSCO 69 was contracted to Petrosucre, a subsidiary of Petróleos de Venezuela S.A., the national oil company of Venezuela ("PDVSA"). During portions of 2008 and 2009, PDVSA subsidiaries reportedly lacked funds and generally were not paying their contractors and service providers. In January 2009, we suspended drilling operations on ENSCO 69 after Petrosucre failed to satisfy its contractual obligations and meet commitments relative to the payment of past due invoices. Petrosucre then took over complete control of ENSCO 69 drilling operations utilizing Petrosucre employees and a portion of the Venezuelan rig crews we had utilized. Petrosucre initially advised us that it was temporarily taking over operations on the rig, and our supervisory rig personnel remained onboard to observe Petrosucre's operations.

On June 4, 2009, after Petrosucre's failure to satisfy its contractual payment obligations, failure to reach a mutually acceptable agreement with us and denial of our request to demobilize ENSCO 69 from Venezuela, Petrosucre advised that it would not return the rig and would continue to operate it without our consent. Petrosucre further advised that it would release ENSCO 69 after a six-month period, subject to a mutually agreed accord addressing the resolution of all remaining obligations under the ENSCO 69 drilling contract. On June 6, 2009, we terminated our contract with Petrosucre and removed all remaining Ensco employees from the rig.

Due to Petrosucre's failure to satisfy its contractual obligations and meet payment commitments, and in consideration of the Venezuelan government's recent nationalization of assets owned by international oil and gas companies and oilfield service companies, we concluded it was remote that ENSCO 69 would be returned to us by Petrosucre and operated again by Ensco. Therefore, we recorded the disposal of ENSCO 69 during the second quarter of 2009 and recognized a pre-tax loss of $18.1 million representing the rig's net book value of $17.3 million and inventory and other assets totaling $800,000. The disposal was classified as loss on disposal of discontinued operations, net, in our consolidated statement of income for the year ended December 31, 2009. ENSCO 69 operating results were reclassified as discontinued operations in our consolidated statements of income for each of the years in the three-year period ended December 31, 2009.

In November 2009, we executed an agreement with Petrosucre to mitigate our losses and resolve issues relative to outstanding amounts owed by Petrosucre for drilling operations performed by Ensco through the date of termination of the drilling contract in June 2009 (the "agreement"). Although ENSCO 69 will continue to be fully controlled and operated by Petrosucre, the agreement also requires Petrosucre to compensate us for its ongoing use of the rig. We recognized $33.1 million of pre-tax income from discontinued operations for the year ended December 31, 2009 associated with collections under the agreement, consisting of $21.2 million of revenues from Petrosucre's use of the rig during 2009 and $11.9 million from the release of bad debt provisions recorded during 2008.

Although the agreement obligates Petrosucre to make additional payments during 2010 for its use of the rig during 2009, the associated income was not recognized in our consolidated statement of income for the year ended December 31, 2009, as collectability was not reasonably assured. There can be no assurances relative to the recovery of outstanding contract entitlements, insurance recovery, the return of ENSCO 69 to us by Petrosucre or the imposition of customs duties in relation to the rig's ongoing presence in Venezuela. See "Note 12 — Commitments and Contingencies" for additional information on ENSCO 69.

ENSCO 74

In September 2008, ENSCO 74 was lost as a result of Hurricane Ike. Portions of its legs remained underwater adjacent to the customer's platform, and we conducted extensive aerial and sonar reconnaissance but did not locate the rig hull. In March 2009, the sunken hull of ENSCO 74 was located approximately 95 miles from the original drilling location when it was struck by an oil tanker. The rig was a total loss, as defined under the terms of our insurance policies. The operating results of ENSCO 74 were reclassified as discontinued operations in our consolidated statements of income for the years ended December 31, 2008 and 2007. See "Note 12 — Commitments and Contingencies" for additional information on the loss of ENSCO 74 and associated contingencies.

The following table summarizes income (loss) from discontinued operations for each of the years in the three-year period ended December 31, 2009 (in millions):

	2009	2008	2007
Revenues	$ 26.0	$ 93.0	$85.6
Operating expenses	3.1	59.7	39.9
Operating income before income taxes	22.9	33.3	45.7
Income tax expense	7.5	12.9	16.9
Loss on disposal of discontinued operations, net	(11.8)	(23.5)	—
Income (loss) from discontinued operations	$ 3.6	$ (3.1)	$28.8

Debt and interest expense are not allocated to our discontinued operations.

12. COMMITMENTS AND CONTINGENCIES

Leases

We are obligated under leases for certain of our offices and equipment. Rental expense relating to operating leases was $14.2 million, $13.9 million and $12.0 million during the years ended December 31, 2009, 2008 and 2007, respectively. Future minimum rental payments under our noncancellable operating lease obligations are as follows: $7.5 million during 2010; $3.4 million during 2011; $2.2 million during 2012; $1.9 million during 2013 and $7.3 million thereafter.

Capital Commitments

The following table summarizes the aggregate contractual commitments related to our four ENSCO 8500 Series® rigs currently under construction (in millions):

2010	$ 482.4
2011	425.5
2012	219.0
Total	$1,126.9

The actual timing of these expenditures may vary based on the completion of various construction milestones, which are, to a large extent, beyond our control.

FCPA Internal Investigation

Following disclosures by other offshore service companies announcing internal investigations involving the legality of amounts paid to and by customs brokers in connection with temporary importation of rigs and vessels into Nigeria, the Audit Committee of our Board of Directors and management commenced an internal investigation in July 2007. The investigation initially focused on our payments to customs brokers relating to the temporary importation of ENSCO 100, our only rig that operated offshore Nigeria during the pertinent period.

As is customary for companies operating offshore Nigeria, we had engaged independent customs brokers to process customs clearance of routine shipments of equipment, materials and supplies and to process the ENSCO 100 temporary importation permits, extensions and renewals. One or more of the customs brokers that our subsidiary in Nigeria used to obtain the ENSCO 100 temporary import permits, extensions and renewals also provided this service to other offshore service companies that have undertaken Foreign Corrupt Practices Act (“FCPA”) compliance internal investigations.

The principal purpose of our investigation was to determine whether any of the payments made to or by our customs brokers were inappropriate under the anti-bribery provisions of the FCPA or whether any violations of the recordkeeping or internal accounting control provisions of the FCPA occurred. Our Audit Committee engaged a Washington, D.C. law firm with significant experience in investigating and advising upon FCPA matters to assist in the internal investigation.

Following notification to the Audit Committee and to KPMG LLP, our independent registered public accounting firm, in consultation with the Audit Committee’s external legal counsel, we voluntarily notified the United States Department of Justice and the SEC that we had commenced an internal investigation. We expressed our intention to cooperate with both agencies, comply with their directives and fully disclose the results of the investigation. The internal investigation process has involved extensive reviews of documents and records, as well as production to the authorities, and interviews of relevant personnel. In addition to the temporary importation of ENSCO 100, the investigation has examined our customs clearance of routine shipments and immigration activities in Nigeria.

Our internal investigation has essentially been concluded. Meetings to review the results of the investigation and discuss associated matters were held with the authorities on February 24, 2009, September 14, 2009 and February 9, 2010. We expect to discuss a possible negotiated disposition with the authorities in the near-term.

Although we believe the U.S. authorities will take into account our voluntary disclosure, our cooperation with the agencies and the remediation and compliance enhancement activities that are underway, we are unable to predict the ultimate disposition of this matter, whether we will be charged with violation of the anti-bribery, recordkeeping or internal accounting control provisions of the FCPA or whether the scope of the investigation will be extended to other issues in Nigeria or to other countries. We also are unable to predict what potential corrective measures, fines, sanctions or other remedies, if any, the agencies may seek against us or any of our employees.

In November 2008, our Board of Directors approved enhanced FCPA compliance recommendations issued by the Audit Committee's external legal counsel, and the Company embarked upon an enhanced compliance initiative that included appointment of a Chief Compliance Officer and a Director — Corporate Compliance. We engaged consultants to assist us in implementing the compliance recommendations approved by our Board of Directors, which include an enhanced compliance policy, increased training and testing, prescribed contractual provisions for our service providers that interface with foreign government officials, due diligence for the selection of such service providers and an increased Company-wide awareness initiative that includes periodic issuance of FCPA Alerts.

Since ENSCO 100 completed its contract commitment and departed Nigeria in August 2007, this matter is not expected to have a material effect on or disrupt our current operations. As noted above, we are unable to predict the outcome of this matter or estimate the extent to which we may be exposed to any resulting potential liability, sanctions or significant additional expense.

ENSCO 74 Loss

In September 2008, ENSCO 74 was lost as a result of Hurricane Ike in the Gulf of Mexico. Portions of its legs remained underwater adjacent to the customer's platform, and we conducted extensive aerial and sonar reconnaissance but did not locate the rig hull. The rig was a total loss, as defined under the terms of our insurance policies.

In March 2009, the sunken rig hull of ENSCO 74 was located approximately 95 miles from the original drilling location when it was struck by an oil tanker. Following discovery of the sunken rig hull, we removed the accessible hydrocarbons onboard the rig and began planning for removal of the wreckage. As an interim measure, the wreckage has been appropriately marked, and the U.S. Coast Guard has issued a Notice to Mariners. We are currently communicating with various government agencies to address removal of the wreckage and related debris.

Physical damage to our rigs caused by a hurricane, the associated "sue and labor" costs to mitigate the insured loss and removal, salvage and recovery costs are all covered by our property insurance policies subject to a $50.0 million per occurrence retention (deductible). The insured value of ENSCO 74 was $100.0 million, and we have received the net $50.0 million due under our policies for loss of the rig.

Coverage for ENSCO 74 sue and labor costs and wreckage and debris removal costs under our property insurance policies is limited to $25.0 million and $50.0 million, respectively. Supplemental wreckage and debris removal coverage is provided under our liability insurance policies, subject to an annual aggregate limit of $500.0 million. We also have a customer contractual indemnification that provides for reimbursement of any ENSCO 74 wreckage and debris removal costs that are not recovered under our insurance policies.

We believe it is probable that we will be required to remove the leg sections of ENSCO 74 remaining adjacent to the customer's platform because they may interfere with the customer's future operations. We also believe it is probable that we will be required to remove the ENSCO 74 rig hull and related debris from the seabed due to the navigational risk it imposes. We estimate the leg removal costs to range from $16.0 million to $30.0 million and the hull and related debris removal costs to range from $36.0 million to $55.0 million. We expect the cost of removal of the legs and the hull and related debris to be fully covered by our insurance without any additional retention.

A $16.0 million liability, representing the low end of the range of estimated leg removal costs, and a corresponding receivable for recovery of those costs, was recorded as of December 31, 2009. A $36.0 million liability, representing the low end of the range of estimated hull and related debris removal costs, and a corresponding receivable for recovery of those costs, was recorded as of December 31, 2009. As of December 31, 2009, $1.7 million of wreck and debris removal costs had been incurred, primarily related to the removal of hydrocarbons from the rig. The aggregate $50.3 million liability for leg and hull and related debris removal costs and aggregate $52.0 million receivable for recovery of those costs were included in accrued liabilities and other, and other assets, net, respectively, on our December 31, 2009 consolidated balance sheet.

On March 17, 2009, we received notice from legal counsel representing certain underwriters in a subrogation claim alleging that ENSCO 74 caused a pipeline to rupture during Hurricane Ike. On September 4, 2009, civil litigation was filed seeking damages for the cost of repairs and business interruption in an amount in excess of $26.0 million. Based on information currently available, primarily the adequacy of available defenses, we have not concluded that it is probable that a liability exists with respect to this matter.

On March 18, 2009, the owner of the oil tanker that struck the hull of ENSCO 74 commenced civil litigation against us seeking monetary damages of $10.0 million for losses incurred when the tanker struck the sunken hull of ENSCO 74. Based on information currently available, primarily the adequacy of available defenses, we have not concluded that it is probable a liability exists with respect to this matter.

On June 9, 2009, we received notice from legal counsel representing another pipeline owner which allegedly sustained damages to a subsea pipeline caused by ENSCO 74 in the aftermath of Hurricane Ike. On September 18, 2009, the owner of the pipeline commenced civil litigation against us seeking unspecified damages in relation to the cost of repairing damage to the pipeline, loss of revenues, survey and other damages. Based on information currently available, we have concluded that it is remote that a liability exists with respect to this matter.

On July 23, 2009, we received notice from legal counsel representing another tanker owner alleging that the sunken hull of the ENSCO 74 caused hull damage to a tanker in January 2009 resulting in unspecified damages and losses. We presently are unable to determine whether the alleged damage to this tanker was caused by ENSCO 74 or the extent of the cost and losses associated with the damage. Based on information currently available, we have not concluded that it is probable that a liability exists with respect to this matter.

We filed a petition for exoneration or limitation of liability under U.S. admiralty and maritime law on September 2, 2009. The petition seeks exoneration from or limitation of liability for any and all injury, loss or damage caused, occasioned or occurred in relation to the ENSCO 74 loss in September 2008. On November 2, 2009, the owners of two other subsea pipelines presented claims in the exoneration/limitation of liability proceedings seeking monetary damages incurred by reason of damage to pipelines allegedly caused by ENSCO 74 in the aftermath of Hurricane Ike. One claim is in the amount of $14.0 million, while the other is for unspecified damages. Based on information currently available, we have concluded that it is remote that liabilities exist with respect to these matters.

We have liability insurance policies that provide coverage for third-party claims such as the tanker and pipeline claims, subject to a $10.0 million per occurrence self-insured retention and an annual aggregate limit of

$500.0 million. We believe all liabilities associated with the ENSCO 74 loss during Hurricane Ike resulted from a single occurrence under the terms of the applicable insurance policies. However, legal counsel for certain liability underwriters have asserted that the liability claims arise from separate occurrences. In the event of multiple occurrences, the self-insured retention is $15.0 million for two occurrences and $1.0 million for each occurrence thereafter.

The exoneration/limitation proceedings currently include the claim of the owner of the tanker that struck ENSCO 74 in March 2009 and the four pipeline claims. Although we do not expect final disposition of the claims associated with the ENSCO 74 loss to have a material adverse effect upon our financial position, operating results or cash flows, there can be no assurances as to the ultimate outcome.

ENSCO 69

We have filed an insurance claim under our package policy, which includes coverage for certain political risks, and are evaluating legal remedies against Petrosucre for contractual and other ENSCO 69 related damages. ENSCO 69 has an insured value of $65.0 million under our package policy, subject to a $10.0 million deductible.

By letter dated September 30, 2009, legal counsel acting for the package policy underwriters denied coverage under the package policy and reserved rights. We have retained coverage counsel who are reviewing the letter from underwriters' counsel. We were unable to conclude that collection of insurance proceeds associated with the loss of ENSCO 69 was probable as of December 31, 2009. Accordingly, no ENSCO 69 related insurance recoveries were recognized in our consolidated statement of income for the year ended December 31, 2009.

ENSCO 29 Wreck Removal

A portion of the ENSCO 29 platform drilling rig was lost over the side of a customer's platform as a result of Hurricane Katrina during 2005. Although beneficial ownership of ENSCO 29 was transferred to our insurance underwriters when the rig was determined to be a total loss, management believes we may be legally required to remove ENSCO 29 wreckage and debris from the seabed and currently estimates the removal cost to range from $5.0 million to $15.0 million. Our property insurance policies include coverage for ENSCO 29 wreckage and debris removal costs up to $3.8 million. We also have liability insurance policies that provide specified coverage for wreckage and debris removal costs in excess of the $3.8 million coverage provided under our property insurance policies.

Our liability insurance underwriters have issued letters reserving rights and effectively denying coverage by questioning the applicability of coverage for the potential ENSCO 29 wreckage and debris removal costs. During 2007, we commenced litigation against certain underwriters alleging breach of contract, wrongful denial, bad faith and other claims which seek a declaration that removal of wreckage and debris is covered under our liability insurance, monetary damages, attorneys' fees and other remedies. The litigation is in an early stage.

While we anticipate that any ENSCO 29 wreckage and debris removal costs incurred will be largely or fully covered by insurance, a $1.2 million provision, representing the portion of the $5.0 million low end of the range of estimated removal cost we believe is subject to liability insurance coverage, was recognized during 2006.

Asbestos Litigation

During 2004, we and certain current and former subsidiaries were named as defendants, along with numerous other third-party companies as co-defendants, in three multi-party lawsuits filed in Mississippi. The lawsuits sought an unspecified amount of monetary damages on behalf of individuals alleging personal injury or death, primarily under the Jones Act, purportedly resulting from exposure to asbestos on drilling rigs and associated facilities during the period 1965 through 1986.

In compliance with the Mississippi Rules of Civil Procedure, the individual claimants in the original multi-party lawsuits whose claims were not dismissed were ordered to file either new or amended single plaintiff complaints naming the specific defendant(s) against whom they intended to pursue claims. As a result, out of more than 600 initial multi-party claims, we have been named as a defendant by 65 individual plaintiffs. Of these claims, 62 claims or lawsuits are pending in Mississippi state courts and three are pending in the U.S. District Court as a result of their removal from state court.

To date, written discovery and plaintiff depositions have taken place in eight cases involving us. While several cases have been selected for trial during 2010 and 2011, none of the cases pending against us in Mississippi state court are included within those selected cases.

We intend to vigorously defend against these claims and have filed responsive pleadings preserving all defenses and challenges to jurisdiction and venue. However, discovery is still ongoing and, therefore, available information regarding the nature of all pending claims is limited. At present, we cannot reasonably determine how many of the claimants may have valid claims under the Jones Act or estimate a range of potential liability exposure, if any.

In addition to the pending cases in Mississippi, we have eight other asbestos or lung injury claims pending against us in litigation in various other jurisdictions. Although we do not expect the final disposition of the Mississippi and other asbestos or lung injury lawsuits to have a material adverse effect upon our financial position, operating results or cash flows, there can be no assurances as to the ultimate outcome of the lawsuits.

Working Time Directive

Legislation known as the U.K. Working Time Directive ("WTD") was introduced during 2003 and may be applicable to our employees and employees of other drilling contractors that work offshore in U.K. territorial waters or in the U.K. sector of the North Sea. Certain trade unions representing offshore employees have claimed that drilling contractors are not in compliance with the WTD in respect of paid time off (vacation time) for employees working offshore on a rotational basis (generally equal time working and off).

A Labor Tribunal in Aberdeen, Scotland, rendered decisions in claims involving other offshore drilling contractors and offshore service companies in February 2008. The Tribunal decisions effectively held that employers of offshore workers in the U.K. sector employed on an equal time on/time off rotation are obligated to accord such rotating personnel two-weeks annual paid time off from their scheduled offshore work assignment period. Both sides of the matter, employee and employer groups, appealed the Tribunal decision. The appeals were heard by the Employment Appeal Tribunal ("EAT") in December 2008.

In an opinion rendered in March 2009, the EAT determined that the time off work enjoyed by U.K. offshore oil and gas workers, typically 26 weeks per year, meets the amount of annual leave employers must provide to employees under the WTD. The employer group was successful in all arguments on appeal, as the EAT determined that the statutory entitlement to annual leave under the WTD can be discharged through normal field break arrangements for offshore workers. As a consequence of the EAT decision, an equal on/off time offshore rotation has been deemed to be fully compliant with the WTD. The employee group (led by a trade union) appealed the EAT decision to the highest court in Scotland (the Court of Session). A hearing on the appeal is expected in late 2010 or early 2011.

During 2007, we received inquiries from and responded to the Danish and Dutch authorities regarding applicability of the WTD as adopted by Denmark and The Netherlands to employees on our rigs operating in the Danish and Dutch sectors of the North Sea.

Based on information currently available, we do not expect the ultimate resolution of these matters to have a material adverse effect on our financial position, operating results or cash flows.

Other Matters

In addition to the foregoing, we are named defendants or parties in certain other lawsuits, claims or proceedings incidental to our business and are involved from time to time as parties to governmental investigations or proceedings, including matters related to taxation, arising in the ordinary course of business. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty and the amount of any liability that could arise with respect to such lawsuits or other proceedings cannot be predicted accurately, we do not expect these matters to have a material adverse effect on our financial position, operating results or cash flows.

13. SEGMENT INFORMATION

We are in the process of developing a fleet of ultra-deepwater semisubmersible rigs and established a separate business unit to manage our deepwater operations during 2008. Our jackup rigs and barge rig are managed by major geographic region. Accordingly, our business consists of four operating segments: (1) Deepwater, (2) Asia Pacific, (3) Europe and Africa and (4) North and South America. Each of our four operating segments provides one service, contract drilling.

Segment information for each of the years in the three-year period ended December 31, 2009 is presented below. General and administrative expense and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income and were included in "Reconciling Items." Assets not allocated to our operating segments were also included in "Reconciling Items." As of December 31, 2009, 2008 and 2007, total asset reconciling items consisted primarily of cash and cash equivalents and goodwill.

Year Ended December 31, 2009
(in millions)

	Deepwater	Asia Pacific	Europe and Africa	North and South America	Operating Segments Total	Reconciling Items	Consolidated Total
Revenue	$ 254.1	$ 724.0	$569.1	$398.7	$1,945.9	$ —	$1,945.9
Operating expenses							
Contract drilling (exclusive of depreciation)	108.1	249.0	208.8	159.6	725.5	—	725.5
Depreciation	22.2	88.0	44.5	49.9	204.6	1.3	205.9
General and administrative	—	—	—	—	—	64.0	64.0
Operating income	$ 123.8	$ 387.0	$315.8	$189.2	$1,015.8	$ (65.3)	$ 950.5
Total assets	$2,444.6	$1,290.6	$779.9	$856.0	$5,371.1	$1,376.1	$6,747.2
Capital expenditures	644.4	45.7	66.2	102.3	858.6	2.7	861.3

Year Ended December 31, 2008
(in millions)

	Deepwater	Asia Pacific	Europe and Africa	North and South America	Operating Segments Total	Reconciling Items	Consolidated Total
Revenue	$ 84.4	$1,052.9	$804.1	$452.2	$2,393.6	$ —	$2,393.6
Operating expenses							
Contract drilling (exclusive of depreciation)	31.2	316.0	246.7	158.1	752.0	—	752.0
Depreciation	9.1	85.2	43.0	47.3	184.6	1.9	186.5
General and administrative	—	—	—	—	—	53.8	53.8
Operating income	$ 44.1	$ 651.7	$514.4	$246.8	$1,457.0	$ (55.7)	$1,401.3
Total assets	$1,759.9	$1,327.7	$806.7	$773.1	$4,667.4	$1,162.7	$5,830.1
Capital expenditures	657.8	42.6	22.7	46.1	769.2	2.7	771.9

Year Ended December 31, 2007
(in millions)

	Deepwater	Asia Pacific	Europe and Africa	North and South America	Operating Segments Total	Reconciling Items	Consolidated Total
Revenue	$ 72.8	$ 912.7	$670.8	$401.9	$2,058.2	$ —	$2,058.2
Operating expenses							
Contract drilling (exclusive of depreciation)	28.8	265.0	208.4	141.9	644.1	—	644.1
Depreciation	9.3	81.1	40.4	42.6	173.4	4.1	177.5
General and administrative	—	—	—	—	—	59.5	59.5
Operating income	$ 34.7	$ 566.6	$422.0	$217.4	$1,240.7	$ (63.6)	$1,177.1
Total assets	$973.8	$1,386.6	$773.6	$808.8	$3,942.8	$1,026.0	$4,968.8
Capital expenditures	352.4	50.6	22.0	93.0	518.0	1.4	519.4

Information about Geographic Areas

As of December 31, 2009, our Deepwater operating segment consisted of two ultra-deepwater semisubmersible rigs located in the Gulf of Mexico, one ultra-deepwater semisubmersible rig located in Australia and five ultra-deepwater semisubmersible rigs under construction in Singapore, including ENSCO 8502 which was delivered in January 2010. Our Asia Pacific operating segment consisted of 19 jackup rigs and one barge rig deployed in various locations throughout Asia, the Middle East, Australia and New Zealand. Our Europe and Africa operating segment consisted of eight jackup rigs deployed in various territorial waters of the North Sea, one jackup rig located offshore Tunisia and one jackup rig located offshore Greece. Our North and South America operating segment consisted of seven jackup rigs located in the Gulf of Mexico, five jackup rigs located offshore Mexico and one rig located offshore Venezuela.

For purposes of our geographic areas disclosures, we attribute revenues to the geographic location where such revenues are earned and assets to the geographic location of the drilling rig as of the end of the applicable year. For new construction projects, assets are attributed to the location of future operation if known or to the location of construction if the ultimate location of operation is undetermined. Information by country for those countries that account for more than 10% of total revenues or 10% of our long-lived assets was as follows (in millions):

	Revenues			Long-lived Assets		
	2009	2008	2007	2009	2008	2007
United Kingdom	$ 353.2	$ 478.3	$ 392.5	$ 457.4	$ 309.0	$ 425.5
United States	267.0	485.8	474.7	1,806.7	1,663.6	1,640.3
Indonesia	75.7	254.2	116.1	50.2	153.9	325.4
Singapore	—	—	—	720.1	550.5	17.1
Other countries	1,250.0	1,175.3	1,074.9	1,442.9	1,194.3	950.6
Total	$1,945.9	$2,393.6	$2,058.2	$4,477.3	$3,871.3	$3,358.9

14. SUPPLEMENTAL FINANCIAL INFORMATION

Consolidated Balance Sheet Information

Accounts receivable, net, as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
Trade	$310.1	$483.5
Other	17.9	19.7
	328.0	503.2
Allowance for doubtful accounts	(3.4)	(20.5)
	$324.6	$482.7

Other current assets as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
Inventory	$ 53.1	$ 47.0
Prepaid taxes	39.6	16.4
Deferred tax assets	30.0	20.3
Deferred mobilization costs	29.0	24.4
Prepaid expenses	13.6	9.4
Other	21.5	11.1
	$186.8	$128.6

Other assets, net, as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
Prepaid taxes on intercompany transfers of property	$ 99.0	$ 91.3
Wreckage and debris removal receivables	55.8	18.8
Deferred mobilization costs	23.7	23.1
Supplemental executive retirement plan assets	18.7	13.9
Other	23.2	10.4
	$220.4	$157.5

Accrued liabilities and other as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
Taxes	$ 97.3	$ 48.2
Deferred revenue	89.0	67.7
Wreckage and debris removal	50.3	15.0
Personnel costs	48.6	50.5
Derivative liabilities	1.1	25.8
Other	22.3	7.7
	$308.6	$214.9

Other liabilities as of December 31, 2009 and 2008 consisted of the following (in millions):

	2009	2008
Deferred revenue	$ 51.2	$ 34.4
Unrecognized tax benefits (inclusive of interest and penalties)	33.4	39.7
Supplemental executive retirement plan liabilities	21.0	13.9
Other	15.1	15.8
	$120.7	$103.8

Consolidated Statement of Income Information

Repair and maintenance expense related to continuing operations for each of the years in the three-year period ended December 31, 2009 was as follows (in millions):

	2009	2008	2007
Repair and maintenance expense	$124.6	$123.6	$97.7

Consolidated Statement of Cash Flows Information

Cash paid for interest and income taxes for each of the years in the three-year period ended December 31, 2009 was as follows (in millions):

	2009	2008	2007
Interest, net of amounts capitalized	$ .1	$ .5	$ 4.6
Income taxes	153.8	348.6	213.2

Capitalized interest totaled $20.9 million, $21.6 million and $30.4 million during the years ended December 31, 2009, 2008 and 2007, respectively. Capital expenditure accruals totaling $83.8 million, $105.1 million and $96.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, were excluded from investing activities in our consolidated statement of cash flows.

Concentration of Credit Risk

We are exposed to credit risk relating to our receivables from customers, our cash and cash equivalents and investments and our use of derivatives in connection with the management of foreign currency exchange rate risk. We minimize our credit risk relating to receivables from customers, which consist primarily of major international, government-owned and independent oil and gas companies, by performing ongoing credit evaluations. We also maintain reserves for potential credit losses, which to date have been within management's expectations. We minimize our credit risk relating to cash and investments by focusing on diversification and quality of instruments. Cash balances are maintained in major, highly-capitalized commercial banks. Cash equivalents consist of a portfolio of high-grade instruments. Custody of cash and cash equivalents is maintained at several major financial institutions, and we monitor the financial condition of those financial institutions. Substantially all of our investments were issued by state agencies and are substantially guaranteed by the U.S. government under FFELP. We minimize our credit risk relating to the counterparties of our derivatives by transacting with multiple, high-quality counterparties, thereby limiting exposure to individual counterparties, and by monitoring the financial condition of our counterparties.

During the year ended December 31, 2009, one customer provided $249.6 million, or 13%, of consolidated revenues which were attributable to our Europe and Africa and Asia Pacific operating segments. During the years ended December 31, 2008 and 2007, no customer provided more than 10% of consolidated revenues.

15. UNAUDITED QUARTERLY FINANCIAL DATA

The following table summarizes our unaudited quarterly consolidated income statement data for the years ended December 31, 2009 and 2008 (in millions, except per share amounts):

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$509.3	$511.6	$425.4	$499.6	$1,945.9
Operating expenses					
Contract drilling (exclusive of depreciation)	163.7	177.8	183.3	200.7	725.5
Depreciation	47.2	49.3	53.3	56.1	205.9
General and administrative	12.0	16.0	13.6	22.4	64.0
Operating income	286.4	268.5	175.2	220.4	950.5
Other income (expense), net	(4.3)	6.9	3.6	2.6	8.8
Income from continuing operations before income taxes	282.1	275.4	178.8	223.0	959.3
Provision for income taxes	56.3	49.1	28.4	44.6	178.4
Income from continuing operations	225.8	226.3	150.4	178.4	780.9
(Loss) income from discontinued operations, net	(3.7)	(24.9)	.4	31.8	3.6
Net income	222.1	201.4	150.8	210.2	784.5
Net income attributable to noncontrolling interests	(1.4)	(1.1)	(1.1)	(1.5)	(5.1)
Net income attributable to Ensco	$220.7	$200.3	$149.7	$208.7	$ 779.4
Earnings (loss) per share — basic					
Continuing operations	$ 1.58	$ 1.59	$ 1.05	$ 1.24	$ 5.45
Discontinued operations	(.02)	(.18)	.00	.22	.03
	$ 1.56	$ 1.41	$ 1.05	$ 1.46	$ 5.48
Earnings (loss) per share — diluted					
Continuing operations	$ 1.58	$ 1.59	$ 1.05	$ 1.24	$ 5.45
Discontinued operations	(.02)	(.18)	.00	.22	.03
	$ 1.56	$ 1.41	$ 1.05	$ 1.46	$ 5.48

ENSCO INTERNATIONAL PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$559.9	$609.4	$619.5	$604.8	$2,393.6
Operating expenses					
Contract drilling (exclusive of depreciation)	178.6	203.0	185.2	185.2	752.0
Depreciation	45.7	46.7	47.0	47.1	186.5
General and administrative	12.7	13.8	15.2	12.1	53.8
Operating income	322.9	345.9	372.1	360.4	1,401.3
Other income (expense), net	4.5	6.8	(6.5)	(9.0)	(4.2)
Income from continuing operations before income taxes	327.4	352.7	365.6	351.4	1,397.1
Provision for income taxes	58.6	64.6	68.8	45.3	237.3
Income from continuing operations	268.8	288.1	296.8	306.1	1,159.8
Income (loss) from discontinued operations, net	4.9	9.8	(13.1)	(4.7)	(3.1)
Net income	273.7	297.9	283.7	301.4	1,156.7
Net income attributable to noncontrolling interests	(1.7)	(1.2)	(1.4)	(1.6)	(5.9)
Net income attributable to Ensco	$272.0	$296.7	$282.3	$299.8	$1,150.8
Earnings (loss) per share — basic					
Continuing operations	$ 1.86	$ 1.99	$ 2.07	$ 2.15	$ 8.06
Discontinued operations	.03	.07	(.09)	(.03)	(.02)
	$ 1.89	$ 2.06	$ 1.98	$ 2.12	$ 8.04
Earnings (loss) per share — diluted					
Continuing operations	$ 1.85	$ 1.98	$ 2.06	$ 2.14	$ 8.04
Discontinued operations	.03	.07	(.09)	(.03)	(.02)
	$ 1.88	$ 2.05	$ 1.97	$ 2.11	$ 8.02

16. SUBSEQUENT EVENT

During 2009, we adopted FASB ASC 855 (previously SFAS No. 165, "Subsequent Events") which establishes general standards regarding the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of this standard did not result in significant changes in the subsequent events that we are required to recognize or disclose in our financial statements.

We account for and disclose events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We evaluated subsequent events through February 25, 2010, the date these consolidated financial statements were filed with the SEC.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), are effective.

During the fiscal quarter ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

See "Item 8. Financial Statements and Supplementary Data" for Management's Report on Internal Control Over Financial Reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item with respect to our directors, corporate governance matters and committees of the Board of Directors is contained in our Proxy Statement for the General Meeting of Shareholders ("the Proxy Statement") to be filed with the Commission not later than 120 days after the end of our fiscal year ended December 31, 2009 and incorporated herein by reference.

The information required by this item with respect to our executive officers is set forth in "Executive Officers" in Part I of this Annual Report on Form 10-K.

Information with respect to Section 16(a) of the Exchange Act is included under "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement and is incorporated herein by reference.

The guidelines and procedures of the Board of Directors are outlined in our Corporate Governance Policy. The committees of the Board of Directors operate under written charters adopted by the Board of Directors. The Corporate Governance Policy and committee charters are available on our website at www.enscointernational.com in the Governance section and are available in print without charge by contacting our Investor Relations Department at 214-397-3045.

We have a Code of Business Conduct Policy that applies to all employees, including our principal executive officer, principal financial officer and controller. The Code of Business Conduct Policy is available on our website at www.enscointernational.com in the Governance section and is available in print without charge by contacting our Investor Relations Department. We intend to disclose any amendments to or waivers from our Code of Business Conduct Policy by posting such information on our website. Our Proxy Statement contains governance disclosures, including information on our Code of Business Conduct Policy, the Ensco Corporate Governance Policy, the director nomination process, shareholder director nominations, shareholder communications to the Board of Directors and director attendance at the General Meeting of Shareholders.

Item 11. *Executive Compensation*

The information required by this item is contained in our Proxy Statement and incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The following table summarizes certain information related to our compensation plans under which our shares are authorized for issuance as of December 31, 2009:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,212,888	$48.98	5,306,619
Equity compensation plans not approved by security holders[2]	98	23.12	—
Total	1,212,986	$48.98	5,306,619

(1) Under the LTIP, 5.3 million shares remained available for future issuances of equity awards as of December 31, 2009. Of the 5.3 million shares authorized for future issuances, 5.3 million are authorized for future option issuances, 3.3 million are authorized for future issuances of non-vested share awards and 2.5 million are authorized for future issuances for the payment of performance awards. Our performance award grants may be settled in Ensco shares, cash or a combination thereof.

(2) In connection with the acquisition of Chiles Offshore Inc. ("Chiles") during 2002, we assumed Chiles' option plan and the outstanding options thereunder. As of December 31, 2009, options to purchase 98 shares, at a weighted-average exercise price of $23.12 per share, were outstanding under this plan. No shares are available for future issuance under this plan, no further options will be granted under this plan and the plan will be terminated upon the earlier of the exercise or expiration date of the last outstanding option.

Additional information required by this item is included in our Proxy Statement and incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is contained in our Proxy Statement and incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is contained in our Proxy Statement and incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. Financial Statements

2. Financial Statement Schedules:

The schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable or provided elsewhere in the financial statements and, therefore, have been omitted.

3. Exhibits

Exhibit No.		
2.1	—	Agreement and Plan of Merger and Reorganization, dated as of November 9, 2009, between ENSCO International Incorporated and ENSCO Newcastle LLC (incorporated by reference to Annex A to the Registrant's Registration Statement on Form S-4 (File No. 333-162975) filed on November 9, 2009).
3.1	—	Articles of Association of Ensco International plc (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on December 16, 2009, File No. 1-8097).
4.1	—	Deposit Agreement, dated as of September 29, 2009, by and among ENSCO International Limited, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-162975) filed on November 9, 2009).
4.2	—	Form of American Depositary Receipt for American Depositary Shares representing Deposited Class A Ordinary Shares of Ensco International plc (incorporated by reference to the prospectus supplement (File No. 333-162978) filed on December 18, 2009 to the Registration Statement on Form F-6 (File No. 333-162978) filed by Citibank, N.A. as ADS depositary to Ensco International plc).
4.3	—	Indenture, dated November 20, 1997, between the Company and Bankers Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 24, 1997, File No. 1-8097).
4.4	—	First Supplemental Indenture, dated November 20, 1997, between the Company and Bankers Trust Company, as trustee, supplementing the Indenture dated as of November 20, 1997 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 24, 1997, File No. 1-8097).
4.5	—	Second Supplemental Indenture dated December 22, 2009, among ENSCO International Incorporated, Ensco International plc and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
4.6	—	Form of Debenture (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on November 24, 1997, File No. 1-8097).
4.7	—	Trust Indenture dated December 15, 1999, between ENSCO Offshore Company and Bankers Trust Company (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-8097).
4.8	—	Supplement No.1, dated January 25, 2001, to the Trust Indenture dated December 15, 1999, between ENSCO Offshore Company and Bankers Trust Company (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, File No. 1-8097).
10.1	—	Amended and Restated Credit Agreement among ENSCO International Incorporated and ENSCO Offshore International Company as Borrowers, the lenders signatory thereto, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers, Citibank, N.A. as Administrative Agent, JPMorgan Chase Bank, NA, as Syndication Agent, DnB NOR Bank ASA, New York Branch as Issuing Bank, The Bank Of Tokyo-Mitsubishi, Ltd., DnB NOR Bank ASA, New York Branch, and Wells Fargo Bank, N.A. as Co-Documentation Agents, and Mizuho Corporate Bank, Ltd. and SunTrust Bank as Co-Agents concerning a $350 million unsecured revolving credit facility, dated as of June 23, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 23, 2005, File No. 1-8097).

*10.2	—	First Amendment to the Amended and Restated Credit Agreement among ENSCO International Incorporated, a Delaware corporation, ENSCO Offshore International Company, a Cayman Islands exempted company, Ensco International plc, an English public limited company, ENSCO Global Limited, a Cayman Islands exempted company, Citibank, N.A. as administrative agent, and the banks party thereto, dated December 23, 2009.
*10.3	—	Amended and Restated Guaranty among ENSCO International Incorporated, a Delaware corporation, Ensco International plc, a public limited company organized under English law and ENSCO Global Limited, a Cayman Island exempted company, each as guarantors, in favor of Citibank, N.A., dated December 23, 2009.
+10.4	—	ENSCO International Incorporated 1998 Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Form S-8 filed on July 7, 1998, Registration No. 333-58625).
+10.5	—	Amendment to the ENSCO International Incorporated 1998 Incentive Plan (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8097).
+10.6	—	Amendment to the ENSCO International Incorporated 1998 Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report of Form 10-K for the year ended December 31, 2005, File No. 1-8097).
+10.7	—	Amendment to the ENSCO International Incorporated 1998 Incentive Plan, dated as of May 31, 2006 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-8097).
+10.8	—	Amendment to the ENSCO International Incorporated 1998 Incentive Plan, executed on December 22, 2009 and effective as of December 23, 2009 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.9	—	ENSCO International Incorporated 2000 Stock Option Plan (formerly known as the Chiles Offshore Inc. 2000 Stock Option Plan) (incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-8 filed on August 7, 2002, Registration No. 333-97757).
+10.10	—	Amendment No. 1 to the ENSCO International Incorporated 2000 Stock Option Plan (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-8 filed on August 7, 2002, Registration No. 333-97757).
+10.11	—	Amendment No. 2 to the ENSCO International Incorporated 2000 Stock Option Plan (incorporated by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 filed on August 7, 2002, Registration No. 333-97757).
+10.12	—	Amendment No. 3 to the ENSCO International Incorporated 2000 Stock Option Plan (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8097).
+10.13	—	Amendment No. 4 to the ENSCO International Incorporated 2000 Stock Option Plan, executed on December 22, 2009 and effective as of December 23, 2009 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.14	—	ENSCO Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-8097).
+10.15	—	Amendment No. 1 to the ENSCO Non-Employee Director Deferred Compensation Plan, dated as of March 11, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, File No. 1-8097).

+10.16	—	Amendment No. 2 to the ENSCO Non-Employee Director Deferred Compensation Plan, dated August 4, 2009 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 1-8097).
+10.17	—	Amendment No. 3 to the ENSCO Non-Employee Director Deferred Compensation Plan, executed on December 22, 2009 and effective as of the dates indicated therein (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.18	—	ENSCO Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2004 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-8097).
+10.19	—	Amendment No. 1 to the ENSCO Supplemental Executive Retirement Plan (As Amended and Restated Effective January 1, 2004), dated as of March 11, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, File No. 1-8097).
+10.20	—	Amendment No. 2 to the ENSCO Supplemental Executive Retirement Plan (As Amended and Restated effective January 1, 2004), dated November 4, 2008 (incorporated by reference to Exhibit 10.57 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-8097).
+10.21	—	Amendment No. 3 to the ENSCO Supplemental Executive Retirement Plan (As Amended and Restated Effective January 1, 2004), dated August 4, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 1-8097).
+10.22	—	Amendment No. 4 to the ENSCO Supplemental Executive Retirement Plan (As Amended and Restated Effective January 1, 2009), executed on December 22, 2009 and effective as of the dates indicated therein (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.23	—	ENSCO Supplemental Executive Retirement Plan and Non-Employee Director Deferred Compensation Plan Trust Agreement, as revised and restated effective January 1, 2004 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-8097).
+10.24	—	ENSCO 2005 Non-Employee Director Deferred Compensation Plan, effective January 1, 2005 (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on January 5, 2005, File No. 1-8097).
+10.25	—	Amendment No. 1 to the ENSCO 2005 Non-Employee Director Deferred Compensation Plan, dated as of March 11, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, File No. 1-8097).
+10.26	—	Amendment No. 2 to the ENSCO 2005 Non-Employee Director Deferred Compensation Plan, dated as of November 4, 2008 (incorporated by reference to Exhibit 10.60 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-8097).
+10.27	—	Amendment No. 3 to the ENSCO 2005 Non-Employee Director Deferred Compensation Plan, dated August 4, 2009 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 1-8097).
+10.28	—	Amendment No. 4 to the ENSCO 2005 Non-Employee Director Deferred Compensation Plan, executed on December 22, 2009 and effective as of December 23, 2009 (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).

+10.29	—	ENSCO 2005 Supplemental Executive Retirement Plan (As Amended and Restated effective January 1, 2005), dated November 4, 2008 (incorporated by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-8097).
+10.30	—	Amendment No. 1 to the ENSCO 2005 Supplemental Executive Retirement Plan (As Amended and Restated Effective January 1, 2005), dated August 4, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 1-8097).
*+10.31	—	Amendment No. 2 to the ENSCO 2005 Supplemental Executive Retirement Plan (As Amended and Restated Effective January 1, 2005) dated November 3, 2009.
+10.32	—	Amendment No. 3 to the ENSCO 2005 Supplemental Executive Retirement Plan (As Amended and Restated Effective January 1, 2005), executed on December 22, 2009 and effective as of December 23, 2009 (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on December 23, 2009).
+10.33	—	ENSCO 2005 Benefit Reserve Trust, effective January 1, 2005 (incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on January 5, 2005, File No. 1-8097).
+10.34	—	ENSCO International Incorporated Savings Plan (As Revised and Restated Effective January 1, 1997), incorporating Amendments Nos. 1 - 5 (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-8097).
+10.35	—	Amendment No. 6 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of September 1, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report of Form 10-Q for the quarter ended September 30, 2005, File No. 1-8097).
+10.36	—	Amendment No. 7 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of November 9, 2005 (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-8097).
+10.37	—	Amendment No. 8 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of May 9, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 1-8097).
+10.38	—	Amendment No. 9 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of December 26, 2006 (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-8097).
+10.39	—	Amendment No. 10 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of December 26, 2006 (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-8097).
+10.40	—	Amendment No. 11 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of November 6, 2007 (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, File No. 1-8097).

+10.41	—	Amendment No. 12 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of March 11, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, File No. 1-8097).
+10.42	—	Amendment No. 13 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated November 4, 2008 (incorporated by reference to Exhibit 10.58 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-8097).
+10.43	—	Amendment No. 14 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated August 4, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 1-8097).
+10.44	—	Amendment No. 15 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), dated as of November 3, 2009 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.45	—	Amendment No. 16 to the ENSCO Savings Plan (As Revised and Restated Effective January 1, 1997), executed on December 22, 2009 and effective as of December 23, 2009 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.46	—	Trust Deed with respect to the Trust to be known as The Ensco Multinational Savings Plan between Ensco International Incorporated (as Plan Sponsor) and Citco Trustees (Cayman) Limited (as Original Trustee), effective as of January 1, 2009 (incorporated by reference to Exhibit 10.61 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-8097).
+10.47	—	Deed of Amendment to the Ensco Multinational Savings Plan between Citco Trustees (Cayman) Limited (as Trustee) and ENSCO International Incorporated (as Plan Sponsor), dated August 4, 2009 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 1-8097).
+10.48	—	Deed of Amendment No. 2 to the Ensco Multinational Savings Plan, executed as of December 21, 2009 and effective as of December 23, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.49	—	Deed of Assumption, dated December 22, 2009, executed by Ensco International plc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.50	—	ENSCO International Incorporated 2005 Long-Term Incentive Plan (As Revised and Restated on December 22, 2009 and As Assumed by Ensco International plc as of December 23, 2009, including Annex 1 and Annex 2 thereto) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.51	—	Form of ENSCO International Incorporated 2005 Long-Term Incentive Award Terms and Conditions and Acceptance Agreement (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on November 6, 2009, File No. 1-8097).
+10.52	—	Form of Ensco Performance-Based Long-Term Incentive Award Summary (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on November 6, 2009, File No. 1-8097).
+10.53	—	ENSCO International Incorporated 2005 Cash Incentive Plan, effective January 1, 2005 (incorporated by reference to Exhibit C to the Registrant's Definitive Proxy Statement filed on March 21, 2005, File No. 1-8097).

+10.54	—	Amendment to the ENSCO International Incorporated 2005 Cash Incentive Plan, dated as of May 21, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 1-8097).
+10.55	—	Second Amendment to the ENSCO International Incorporated 2005 Cash Incentive Plan, dated as of November 4, 2008 (incorporated by reference to Exhibit 10.59 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-8097).
+10.56	—	2009 Performance Criteria for Named Executive Officers under the ENSCO 2005 Cash Incentive Plan (incorporated by reference to Item 5.02 to the Registrant's Current Report on Form 8-K dated December 30, 2008, File No. 1-8097).
+10.57	—	ENSCO International Incorporated Form of Indemnification Agreement with Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 6, 2009, File No. 1-8097).
+10.58	—	ENSCO International Incorporated Form of Indemnification Agreement with Executive Officers (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 6, 2009, File No. 1-8097).
+10.59	—	ENSCO International Incorporated Form of Indemnification Agreement with Daniel W. Rabun (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 6, 2009, File No. 1-8097).
+10.60	—	ENSCO International Incorporated Form of Indemnification Agreement with John Mark Burns (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 6, 2009, File No. 1-8097).
+10.61	—	Form of Indemnification Agreement of ENSCO International Incorporated (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.62	—	Form of Deed of Indemnity of Ensco International plc (incorporated by reference to Exhibit 10.13 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.63	—	Employment Offer Letter Agreement dated January 13, 2006 and accepted on February 6, 2006 between the Company and Daniel W. Rabun (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 6, 2006, File No. 1-8097).
+10.64	—	Amendment to the Employment Offer Letter Agreement between ENSCO International Incorporated and Daniel W. Rabun, dated December 22, 2009 (incorporated by reference to Exhibit 10.15 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.65	—	Amendment and Restatement of the Letter Agreement between ENSCO International Incorporated and William S. Chadwick, Jr., dated December 22, 2009 (incorporated by reference to Exhibit 10.14 to the Registrant's Current Report on Form 8-K filed on December 23, 2009, File No. 1-8097).
+10.66	—	Employment Offer Letter dated May 19, 2008 and accepted on May 22, 2008 between the Registrant and Mark Burns (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 1-8097).
+10.67	—	Employment Offer Letter dated June 23, 2008 and accepted July 22, 2008 between the Registrant and Carey Lowe (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 1-8097).
+10.68	—	Summary of Changes in Compensation of Non-Employee Directors, effective June 1, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, File No. 1-8097).

+10.69	—	Separation Agreement dated June 29, 2009 between Phillip J. Saile and ENSCO International Incorporated (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 30, 2009, File No. 1-8097).
+10.70	—	Retirement Agreement dated February 28, 2007 between the Company and Carl F. Thorne (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 28, 2007, File No. 1-8097).
+10.71	—	Summary of Relocation Benefits of Certain Executive Officers (incorporated by reference to Item 5.02 to the Registrant's Current Report on Form 8-K filed on November 30, 2009, File No. 1-8097).
*21.1	—	Subsidiaries of the Registrant.
*23.1	—	Consent of Independent Registered Public Accounting Firm.
**31.1	—	Certification of the Chief Executive Officer of Registrant pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**31.2	—	Certification of the Chief Financial Officer of Registrant pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	—	Certification of the Chief Executive Officer of Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	—	Certification of the Chief Financial Officer of Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**101.INS	—	XBRL Instance Document
**101.SCH	—	XBRL Taxonomy Extension Schema
**101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase
**101.DEF	—	XBRL Taxonomy Extension Definition Linkbase
**101.LAB	—	XBRL Taxonomy Extension Label Linkbase
**101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith

** Furnished herewith

\+ Management contracts or compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this report.

Certain agreements relating to our long-term debt have not been filed as exhibits as permitted by paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K since the total amount of securities authorized under any such agreements do not exceed 10% of our total assets on a consolidated basis. Upon request, we will furnish to the SEC all constituent agreements defining the rights of holders of our long-term debt not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on February 25, 2010.

Ensco International plc
(Registrant)

By /s/ DANIEL W. RABUN
Daniel W. Rabun
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signatures	Title	Date
/s/ DANIEL W. RABUN **Daniel W. Rabun**	Chairman, President and Chief Executive Officer	February 25, 2010
/s/ DAVID M. CARMICHAEL **David M. Carmichael**	Director	February 25, 2010
/s/ J. RODERICK CLARK **J. Roderick Clark**	Director	February 25, 2010
/s/ C. CHRISTOPHER GAUT **C. Christopher Gaut**	Director	February 25, 2010
/s/ GERALD W. HADDOCK **Gerald W. Haddock**	Director	February 25, 2010
/s/ THOMAS L. KELLY II **Thomas L. Kelly II**	Director	February 25, 2010
/s/ KEITH O. RATTIE **Keith O. Rattie**	Director	February 25, 2010
/s/ RITA M. RODRIGUEZ **Rita M. Rodriguez**	Director	February 25, 2010
/s/ PAUL E. ROWSEY, III **Paul E. Rowsey, III**	Director	February 25, 2010
/s/ JAMES W. SWENT III **James W. Swent III**	Senior Vice President — Chief Financial Officer	February 25, 2010
/s/ DAVID A. ARMOUR **David A. Armour**	Vice President — Finance	February 25, 2010
/s/ DOUGLAS J. MANKO **Douglas J. Manko**	Controller and Assistant Secretary	February 25, 2010

SHAREHOLDER INFORMATION

GENERAL MEETING

The General Meeting of Shareholders will be held at the Intercontinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom, at 09:00 GMT, on Tuesday, 25 May 2010.

ADS DEPOSITARY

Citibank Shareholder Services
P.O. Box 43077
Providence, RI 02940-3077
Within USA: 1-877-248-4237 (1-877-CITI-ADR)
Outside USA: 781-575-4555

Hours of operation: Mon-Fri 8:30 a.m. – 6 p.m. (ET)
Fax: 201-324-3284
Email: Citibank@shareholders-online.com
Shareholders who receive dividend checks may have dividend payments deposited directly to a U.S. bank account via electronic funds transfer. Sign-up online through the Investor Centre or contact Citibank Shareholder Services at 877-248-4237.

CORPORATE GOVERNANCE, BOARD AND BOARD COMMITTEES

The Corporate Governance section of our website, www.enscoplc.com, contains information regarding (i) the composition of our Board of Directors and Board Committees, (ii) corporate governance in general, (iii) shareholder communications with the Board, (iv) the Ensco Code of Business Conduct Policy, (v) the Ensco Corporate Governance Policy, (vi) "whistleblower" reporting provisions, (vii) the charters of the committees of our Board of Directors and, (viii) a direct link to the Company's SEC filings, including reports required under Section 16 of the Securities Exchange Act of 1934. Copies of these documents may be obtained without charge by contacting Ensco's Investor Relations Department. Reasonable expenses will be charged for copies of exhibits listed in the back of the Form 10-K. Please list the exhibits you would like to receive and submit your request in writing to Ensco's Investor Relations Department at the address below. We will notify you of the cost and furnish the requested exhibits upon receipt of payment.

CEO AND CFO CERTIFICATIONS

The Annual CEO Certification pursuant to the New York Stock Exchange (NYSE) Listed Company Manual (Section 303A.12(a)) was filed with the NYSE on 8 June 2009. Additionally, certifications of the CEO and CFO pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, were filed with the SEC on 25 February 2010 as exhibits in the Company's 2009 Form 10-K. All of the aforementioned certifications were fully compliant and without qualification.

INVESTOR RELATIONS DEPARTMENT

500 North Akard Street, Suite 4300
Dallas, Texas 75201-3331
(214) 397-3000
www.enscoplc.com

BOARD OF DIRECTORS

DANIEL W. RABUN
Chairman, President and Chief Executive Officer
Ensco plc

DAVID M. CARMICHAEL [2]
Private Investor

J. RODERICK CLARK [2]
Retired President and Chief Operating Officer
Baker Hughes Incorporated

C. CHRISTOPHER GAUT [2]
Managing Director
SCF Partners

GERALD W. HADDOCK [1]
Private Investor

THOMAS L. KELLY II [2]
General Partner
CHB Capital Partners

KEITH O. RATTIE [1]
Chairman, President and Chief Executive Officer
Questar Corporation

RITA M. RODRIGUEZ [1]
Senior Fellow of the Woodstock Theological Center at Georgetown University

PAUL E. ROWSEY, III [1]
Managing Partner
E2M Partners, LLC

CORPORATE OFFICERS

DANIEL W. RABUN
Chairman, President and Chief Executive Officer

WILLIAM S. CHADWICK, JR.
Executive Vice President – Chief Operating Officer

JOHN MARK BURNS
Senior Vice President

PATRICK CAREY LOWE
Senior Vice President

JAMES W. SWENT III
Senior Vice President – Chief Financial Officer

DAVID A. ARMOUR
Vice President – Finance

H.E. MALONE, JR.
Vice President and Assistant Secretary

CARY A. MOOMJIAN, JR.
Vice President, General Counsel and Secretary

SEAN P. O'NEILL
Vice President – Investor Relations

MICHAEL B. HOWE
Treasurer

DOUGLAS J. MANKO
Controller and Assistant Secretary

[1] Audit Committee
[2] Nominating, Governance and Compensation Committee

Ensco plc
6 Chesterfield Gardens
London W1J 5BQ

Registered in England No. 7023598


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